As filed with the Securities and Exchange Commission on August 15, 2022

Registration No. 333-265709

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INTERCONTINENTAL EXCHANGE, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	6200	46-2286804
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

5660 New Northside Drive

Atlanta, GA 30328

(770) 857-4700

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Andrew J. Surdykowski, Esq.

General Counsel

Intercontinental Exchange, Inc.

5660 New Northside Drive

Atlanta, GA 30328

(770) 857-4700

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:

Rory B. O’Halloran, Esq. Cody L. Wright, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000	Catherine M. Clarkin, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	Michael L. Gravelle, Esq. Executive Vice President and General Counsel Black Knight, Inc. 601 Riverside Avenue Jacksonville, Florida 32204 (904) 854-5100	Edward D. Herlihy, Esq. Jacob A. Kling, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.   ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the SEC, acting pursuant to said section 8(a), may determine.

The information in the accompanying proxy statement/prospectus is not complete and may be changed. A registration statement relating to the shares of Intercontinental Exchange, Inc. common stock to be issued in the merger has been filed with the Securities and Exchange Commission. These securities may not be issued until the registration statement filed with the Securities and Exchange Commission is effective. The accompanying proxy statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale of these securities is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS

SUBJECT TO COMPLETION, DATED AUGUST 15, 2022

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Stockholder of Black Knight, Inc.:	[ ], 2022

On behalf of the board of directors of Black Knight, Inc., which we refer to as “Black Knight,” we are pleased to enclose the accompanying proxy statement/prospectus relating to the proposed transaction between Black Knight and Intercontinental Exchange, Inc., which we refer to as “ICE.” We are requesting that you take certain actions as a holder of Black Knight common stock.

The boards of directors of Black Knight and ICE have each unanimously approved an agreement that provides for the acquisition by ICE of Black Knight in a cash and stock transaction. Pursuant to the Agreement and Plan of Merger, dated as of May 4, 2022, among ICE, Sand Merger Sub Corporation, a wholly owned subsidiary of ICE, which we refer to as “Sub,” and Black Knight, which (as the same may be amended from time to time) we refer to as the “merger agreement,” Sub will merge with and into Black Knight, which we refer to as the “merger,” with Black Knight surviving as a wholly owned subsidiary of ICE.

The proposed merger is expected to leverage the strengths of both organizations and create a life-of-the-loan platform that should benefit consumers, lenders, servicers and all other participants in the mortgage ecosystem. We believe the addition of Black Knight’s technology solutions, real estate and mortgage-related data assets, analytics, and its team of mortgage and technology professionals will complement and strengthen ICE’s rapidly growing mortgage technology business. In addition, we believe that the combination of ICE’s and Black Knight’s complementary platforms will result in improvements in the mortgage lending process for borrowers and lenders by increasing automation and efficiencies that lower the cost of obtaining a mortgage, while harnessing data that can help current homeowners lower their monthly payments and lessen the likelihood of default.

In the merger, each outstanding share of common stock, par value $0.0001 per share, of Black Knight, which we refer to as the “Black Knight common stock” (except for shares held by Black Knight as treasury stock, by any of Black Knight’s subsidiaries (other than with respect to Black Knight’s Employee Stock Purchase Plan) or by ICE or any of ICE’s subsidiaries (including Sub), which we refer to collectively as “Excluded Shares,” or by any holder who has properly exercised and perfected such holder’s demand for appraisal rights under Section 262 of the General Corporation Law of the State of Delaware and not effectively withdrawn or lost such holder’s rights to appraisal, which we refer to collectively as “Appraisal Shares”) will, subject to the proration provisions of the merger agreement, be converted into, at the election of the holder thereof, the right to receive the following consideration, which we refer to as the “merger consideration”:

•

an amount in cash, which we refer to as the “Per Share Cash Consideration,” equal to the sum, rounded to the nearest one tenth of a cent, of (x) $68.00 plus (y) the product, rounded to the nearest one tenth of a cent, of 0.1440 multiplied by the average of the volume weighted averages of the trading prices of the common stock, par value $0.01 per share, of ICE, which we refer to as the “ICE common stock,” on the New York Stock Exchange, which we refer to as the “NYSE,” on each of the ten consecutive trading days ending on (and including) the trading day that is three trading days prior to the date on which the effective time of the merger, which we refer to as the “merger effective time,” occurs, which we refer to as the “Closing 10-Day Average ICE VWAP”;

•

a number of validly issued, fully paid and nonassessable shares of ICE common stock, which we refer to as the “Per Share Stock Consideration,” as is equal to the quotient, rounded to the nearest one ten thousandth, of (x) the Per Share Cash Consideration divided by (y) the Closing 10-Day Average ICE VWAP; or

•	if no election is made by such holder, such Per Share Stock Consideration or Per Share Cash Consideration as is determined in accordance with the proration mechanism described below.

The election right for the holders of shares of Black Knight common stock will be subject to proration in accordance with the terms of the merger agreement, which is applicable in the event one form of merger consideration (i.e., cash or shares of ICE common stock) is undersubscribed or oversubscribed. The merger agreement provides that the aggregate amount of cash consideration will equal $10,505,000,000, which we refer to as the “Cash Component.” The total number of shares of Black Knight common stock that will convert into the right to receive the Per Share Cash Consideration will equal the quotient, rounded down to the nearest whole share, of (i) the Cash Component divided by (ii) the Per Share Cash Consideration. All the remaining shares of Black Knight common stock not receiving the Per Share Cash Consideration (other than Excluded Shares and Appraisal Shares) will be converted into the right to receive the Per Share Stock Consideration. If no election is made by a Black Knight stockholder, the merger consideration that stockholder will receive will be determined in accordance with the proration mechanism described above.

Based on the average of the volume weighted averages of the trading prices of ICE common stock on the NYSE on each of the ten consecutive trading days ending on (and including) May 2, 2022, two trading days before the public announcement of the merger, of $118.34, the merger consideration represented approximately $85.04 in value for each share of Black Knight common stock. Based on the average of the volume weighted averages of the trading prices of ICE common stock on the NYSE on each of the ten consecutive trading days ending on (and including) August 12, 2022, the last practicable trading day before the date of the accompanying proxy statement/prospectus, of $104.80, the merger consideration represented approximately $83.09 in value for each share of Black Knight common stock. The value of the merger consideration will fluctuate with the market price of ICE common stock and will be determined based on the Closing 10-Day Average ICE VWAP. Accordingly, the value of the merger consideration at the time of completion of the merger could be greater than, less than or the same as the value of the merger consideration on the date of the accompanying proxy statement/prospectus. We urge you to obtain current market quotations of ICE common stock (trading symbol “ICE”) and Black Knight common stock (trading symbol “BKI”).

Based on the number of shares of Black Knight common stock and ICE common stock outstanding (excluding unvested Black Knight restricted stock awards held by Black Knight employees) as of August 12, 2022, the last practicable trading day before the date of the accompanying proxy statement/prospectus, ICE is expected to issue approximately 22.3 million shares of ICE common stock in the aggregate in the merger, with former holders of Black Knight common stock owning, in the aggregate, approximately four percent (4%) of the ICE common stock immediately following the merger (without giving effect to any shares of ICE common stock held by Black Knight stockholders prior to the merger).

The special meeting of holders of Black Knight common stock will be held on September 21, 2022, virtually via the Internet, at www.virtualshareholdermeeting.com/BKI2022SM, at 11:00 a.m. eastern time. At the special meeting, we will ask the holders of Black Knight common stock to approve the merger and other related business. Information about the special meeting and the merger is contained in the accompanying proxy statement/prospectus. In particular, see “Risk Factors” beginning on page 34. We urge you to read the accompanying proxy statement/prospectus carefully and in its entirety.

Whether or not you plan to attend the special meeting, please vote as soon as possible to make sure that your shares are represented at the meeting. If you do not vote, it will have the same effect as voting “AGAINST” the merger.

Our board of directors unanimously recommends that holders of Black Knight common stock vote “FOR” each of the proposals to be considered at the special meeting.

..
Joseph M. Nackashi Chief Executive Officer Black Knight, Inc.	Anthony M. Jabbour Executive Chairman Black Knight, Inc.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE MERGER OR OTHER TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS OR THE SECURITIES TO BE ISSUED PURSUANT TO THE MERGER AGREEMENT UNDER THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, NOR HAVE THEY DETERMINED IF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated [                    ], 2022 and is first being mailed to Black Knight stockholders on or about [                    ], 2022.

Black Knight, Inc.

601 Riverside Avenue

Jacksonville, FL 32204

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON SEPTEMBER 21, 2022

To the Stockholders of Black Knight, Inc.:

On May 4, 2022, Black Knight, Inc., which we refer to as “Black Knight,” Intercontinental Exchange, Inc., which we refer to as “ICE,” and Sand Merger Sub Corporation, which we refer to as “Sub,” entered into an Agreement and Plan of Merger, which (as the same may be amended from time to time) we refer to as the “merger agreement,” a copy of which is attached as Annex A to the accompanying proxy statement/prospectus.

NOTICE IS HEREBY GIVEN that a special meeting of holders of Black Knight common stock, which we refer to as the “special meeting,” will be held virtually, solely by means of remote communication, on September 21, 2022, at 11:00 a.m. eastern time. You will be able to attend the special meeting by visiting www.virtualshareholdermeeting.com/BKI2022SM, which we refer to as the “special meeting website,” and inserting the 16-digit control number included in your proxy card or voting instruction form provided by your bank, broker, trustee, nominee or other holder of record if you hold your shares of Black Knight common stock in “street name.” You will be able to vote your shares electronically over the Internet and submit questions online during the meeting by logging in to the special meeting website and using the control number. We are pleased to notify you of and invite you to the special meeting.

At the special meeting, you will be asked to consider and vote on the following matters:

•	Proposal to approve and adopt the merger agreement, which we refer to as the “merger proposal”;

•

Proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to Black Knight’s named executive officers that is based on or otherwise relates to the merger, which we refer to as the “compensation proposal”; and

•

Proposal to adjourn or postpone the special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment or postponement, there are not sufficient votes to approve the merger proposal or to ensure that any supplement or amendment to the accompanying proxy statement/prospectus is timely provided to holders of Black Knight common stock, which we refer to as the “adjournment proposal.”

The Black Knight board of directors has fixed the close of business on August 12, 2022 as the record date for the special meeting. Only holders of record of Black Knight common stock as of the close of business on the record date for the special meeting are entitled to notice of, and to vote at, the special meeting or any adjournment or postponement thereof.

The Black Knight board of directors unanimously recommends that holders of Black Knight common stock vote “FOR” the merger proposal, “FOR” the compensation proposal and “FOR” the adjournment proposal.

Under Delaware law, holders of Black Knight common stock who do not vote in favor of the merger proposal will have the right to seek appraisal and obtain payment in cash for the fair value of their shares of Black Knight common stock, as determined by the Court of Chancery of the State of Delaware, which we refer to as the “Court of Chancery,” if the merger is completed, but only if they strictly comply with the procedures prescribed by Delaware law. These procedures are summarized in “Appraisal Rights” beginning on page 149 of the accompanying proxy statement/prospectus. In addition, the text of the applicable provisions of Delaware law is attached as Annex C to the accompanying proxy statement/prospectus.

Your vote is important. We cannot complete the transactions contemplated by the merger agreement unless holders of Black Knight common stock approve the merger proposal. The affirmative vote of the holders of a majority of the outstanding shares of Black Knight common stock entitled to vote on the merger agreement is required to approve the merger proposal.

Each copy of the proxy statement/prospectus mailed to holders of Black Knight common stock is accompanied by a form of proxy card with instructions for voting.

Whether or not you plan to attend the special meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker, trustee or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee.

If you have any questions regarding the accompanying proxy statement/prospectus, you may contact Innisfree, Black Knight’s proxy solicitor, at:

INNISFREE M&A INCORPORATED

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders may call toll free: (877) 456-3402

Banks and Brokers may call collect: (212) 750-5833

By Order of the Board of Directors,

Anthony M. Jabbour

Executive Chairman

Black Knight, Inc.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Intercontinental Exchange, Inc., which we refer to as “ICE,” and Black Knight, Inc., which we refer to as “Black Knight,” from other documents that ICE and Black Knight have filed with the U.S. Securities and Exchange Commission, which we refer to as the “SEC,” and that are contained in or incorporated by reference into this proxy statement/prospectus. For a listing of documents incorporated by reference into this proxy statement/prospectus, please see “Where You Can Find More Information” beginning on page 156 of this proxy statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov.

You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning Black Knight, without charge, by telephone or written request directed to:

Attention: Investor Relations

Black Knight, Inc.

601 Riverside Avenue

Jacksonville, FL 32204

(904) 854-5100

You may also request a copy of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning ICE, without charge, by telephone or written request directed to:

Attention: Investor Relations

Intercontinental Exchange, Inc.

5660 New Northside Drive

Atlanta, GA 30328

(770) 857-4700

In order for you to receive timely delivery of the documents in advance of the special meeting of Black Knight stockholders to be held on September 21, 2022, your request for such information must be received no later than five business days prior to the date of the special meeting, by September 14, 2022.

The proxy statement/prospectus is also available in the Investor Relations section of Black Knight’s website at https://www.blackknightinc.com. The information on Black Knight’s website is not part of this proxy statement/prospectus. References to Black Knight’s website in this proxy statement/prospectus are intended to serve as textual references only.

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ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by ICE (File No. 333-265709), constitutes a prospectus of ICE under Section 5 of the Securities Act of 1933, as amended, which we refer to as the “Securities Act,” with respect to the shares of common stock, par value $0.01 per share, of ICE, which we refer to as “ICE common stock,” to be issued to Black Knight stockholders pursuant to the Agreement and Plan of Merger, dated as of May 4, 2022, among ICE, Sand Merger Sub Corporation, a wholly owned subsidiary of ICE, and Black Knight (which, as it may be amended from time to time, we refer to as the “merger agreement”). This document also constitutes a proxy statement of Black Knight under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act.” It also constitutes a notice of meeting with respect to the special meeting at which Black Knight stockholders will be asked to consider and vote upon a proposal to adopt the merger agreement.

ICE has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to ICE, and Black Knight has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to Black Knight.

ICE and Black Knight have not authorized anyone to provide you with information that is different from or in addition to that contained in or incorporated by reference into this proxy statement/prospectus. ICE and Black Knight do not take any responsibility for, or provide any assurance as to the reliability of, any other information others may give you. This proxy statement/prospectus is dated [                    ], 2022, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date. Further, you should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to Black Knight stockholders nor the issuance by ICE of shares of its common stock pursuant to the merger agreement will create any implication to the contrary.

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QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following questions and answers are intended to briefly address some commonly asked questions regarding the merger, the merger agreement and the special meeting. We urge you to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to, and the documents incorporated by reference in, this document. See “Where You Can Find More Information” beginning on page 156 of this proxy statement/prospectus.

In this proxy statement/prospectus, unless the context otherwise requires:

•	“Black Knight” refers to Black Knight, Inc., a Delaware corporation;

•	“Black Knight board” refers to the board of directors of Black Knight;

•	“Black Knight bylaws” refers to the amended and restated bylaws of Black Knight, Inc. adopted on October 30, 2019;

•	“Black Knight charter” refers to the second amended and restated certificate of incorporation of Black Knight, Inc. dated June 13, 2019;

•	“Black Knight common stock” refers to the common stock of Black Knight, par value $0.0001 per share;

•	“ICE” refers to Intercontinental Exchange, Inc., a Delaware corporation;

•	“ICE board” refers to the board of directors of ICE;

•	“ICE bylaws” refers to the eighth amended and restated bylaws of Intercontinental Exchange, Inc. effective May 25, 2017;

•	“ICE charter” refers to the fifth amended and restated certificate of incorporation of Intercontinental Exchange, Inc. effective October 30, 2019;

•	“ICE common stock” refers to the common stock of ICE, par value $0.01 per share; and

•	“Sub” refers to Sand Merger Sub Corporation, a Delaware corporation and a wholly owned subsidiary of ICE.

Q:	Why am I receiving this proxy statement/prospectus and proxy card?

A:

On May 4, 2022, Black Knight, ICE and Sub entered into an Agreement and Plan of Merger, which (as the same may be amended from time to time) we refer to as the “merger agreement.” Upon the terms and subject to the conditions set forth in the merger agreement, Sub will merge with and into Black Knight, which we refer to as the “merger,” with Black Knight surviving as a wholly owned subsidiary of ICE.

To complete the merger, among other things, the merger agreement must be adopted by the affirmative vote of the holders of a majority of the outstanding shares of Black Knight common stock entitled to vote thereon, which we refer to as the “Black Knight stockholder approval.” Black Knight is holding a special meeting of its stockholders, which we refer to as the “special meeting,” to obtain the Black Knight stockholder approval. Information about the special meeting, the merger, the merger agreement and the other business to be considered by stockholders at the special meeting is contained in this proxy statement/prospectus.

This proxy statement/prospectus constitutes both a proxy statement of Black Knight and a prospectus of ICE. It is a proxy statement because the Black Knight board is soliciting proxies from Black Knight’s stockholders. It is a prospectus because ICE will issue shares of ICE common stock in the merger.

This proxy statement/prospectus includes important information about the merger, the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, and the special meeting. Black

Knight stockholders should read this information carefully and in its entirety. The enclosed voting materials allow stockholders to vote their shares without attending the special meeting.

Q:	What am I being asked to vote on at the special meeting?

A:	At the special meeting, holders of Black Knight common stock will be asked to consider and vote on the following proposals:

•	The merger proposal: Adoption of the merger agreement;

•

The compensation proposal: Approval, by an advisory (non-binding) vote, of the compensation that may be paid or become payable to Black Knight’s named executive officers that is based on or otherwise relates to the merger; and

•

The adjournment proposal: Approval of the adjournment or postponement of the special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment or postponement, there are insufficient votes at the time of the special meeting to approve the merger proposal, or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to holders of Black Knight common stock.

In order to complete the merger, among other things, holders of Black Knight common stock must approve the merger proposal. None of the approvals of the compensation proposal or the adjournment proposal are conditions to the obligations of Black Knight or ICE to complete the merger.

Q:	Does my vote matter?

A:

Yes. The merger cannot be completed unless the merger agreement is adopted by Black Knight stockholders holding a majority of the outstanding shares of Black Knight common stock entitled to vote thereon at the special meeting. If you do not vote, it will be more difficult for Black Knight to obtain the necessary quorum to hold its special meeting. In addition, if you fail to submit a proxy or vote at the special meeting via the special meeting website, or vote to abstain, or you do not provide your bank, brokerage firm or other nominee with voting instructions, as applicable, this will have the same effect as a vote “AGAINST” the merger proposal. The Black Knight board unanimously recommends that stockholders vote “FOR” the merger proposal.

Q:	What is the vote required to approve each proposal at the Black Knight special meeting?

A:

Proposal 1: Merger proposal: Approval of the merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Black Knight common stock entitled to vote on the merger agreement. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or to vote at the special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the merger proposal, it will have the same effect as a vote “AGAINST” the merger proposal.

Proposal 2: Compensation proposal: Approval of the compensation proposal requires the affirmative vote of the holders of a majority of the shares of Black Knight common stock present or represented by proxy and entitled to vote at the special meeting. If you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the compensation proposal. If you fail to submit a proxy or to vote at the special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the compensation proposal, it will have no effect on the compensation proposal.

Proposal 3: Adjournment proposal: Approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the shares of Black Knight common stock present or represented by proxy and entitled to vote at the special meeting. If you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the adjournment proposal. If you fail to submit a proxy or to vote at the special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the adjournment proposal, it will have no effect on the adjournment proposal.

See “Information About the Special Meeting—Record Date and Quorum” and “Information About the Special Meeting—Vote Required; Treatment of Abstentions and Failure to Vote” beginning on pages 47 and 48, respectively, of this proxy statement/prospectus.

Q:	How does the Black Knight board recommend that I vote at the special meeting?

A:

The Black Knight board unanimously recommends that Black Knight stockholders vote “FOR” the merger proposal, “FOR” the compensation proposal and “FOR” the adjournment proposal. In considering the recommendations of the Black Knight board, holders of Black Knight common stock should be aware that Black Knight directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of holders of Black Knight common stock generally. For a more complete description of these interests, see the information provided in “The Merger—Interests of Black Knight’s Directors and Executive Officers in the Merger” beginning on page 73 of this proxy statement/prospectus.

Q:	What factors did the Black Knight board consider in connection with the merger?

A:

In reaching its decision to adopt and approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that its stockholders adopt the merger agreement, the Black Knight board evaluated the merger agreement, the merger and the other transactions contemplated by the merger agreement in consultation with Black Knight’s management, as well as Black Knight’s financial and legal advisors, and considered a number of factors, including positive factors and anticipated benefits of the merger as well as potential risks and potentially negative factors concerning the merger. Please see “The Merger—Black Knight’s Reasons for the Merger; Recommendation of the Black Knight Board of Directors,” beginning on page 60 of this proxy statement/prospectus for a discussion of the factors considered by the Black Knight board.

Q:	Will the Black Knight board be required to submit the merger proposal to Black Knight stockholders even if the Black Knight board has withdrawn, modified or qualified its recommendation?

A:

Yes. Unless the merger agreement is terminated before the special meeting, Black Knight is required to submit the merger proposal to its stockholders even if the Black Knight board has withdrawn or modified its recommendation. For more information, please see “The Merger Agreement—Termination of the Merger Agreement” beginning on page 106 of this proxy statement/prospectus.

Q:	What will I receive if the merger is completed?

A:

If the merger is completed, at the effective time of the merger, which we refer to as the “merger effective time,” each outstanding share of Black Knight common stock (except for shares held by Black Knight as treasury stock, by any of Black Knight’s subsidiaries (other than with respect to Black Knight’s Employee Stock Purchase Plan, which we refer to as the “Black Knight ESPP”), or by ICE or any of ICE’s subsidiaries (including Sub), which we refer to collectively as “Excluded Shares,” or by any holder who has properly exercised and perfected such holder’s demand for appraisal rights under Section 262 of the General Corporation Law of the State of Delaware, which we refer to as the “DGCL,” and not effectively withdrawn or lost such holder’s rights to appraisal, which we refer to collectively as “Appraisal Shares”) will, subject to the proration provisions of the merger agreement, be converted into, at the election of the holder thereof, the right to receive the following consideration, which we refer to as the “merger consideration”:

•

an amount in cash, which we refer to as the “Per Share Cash Consideration,” equal to the sum, rounded to the nearest one tenth of a cent, of (x) $68.00 plus (y) the product, rounded to the nearest one tenth of a cent, of 0.1440, which we refer to as the “Share Ratio,” multiplied by the average of the volume weighted averages of the trading prices of ICE common stock on the New York Stock Exchange, which we refer to as the “NYSE,” on each of the ten consecutive trading days ending on (and including) the trading day that is three trading days prior to the date on which the merger effective time occurs, which we refer to as the “Closing 10-Day Average ICE VWAP”;

•

a number of shares of ICE common stock, which we refer to as the “Per Share Stock Consideration,” as is equal to the quotient, rounded to the nearest one ten thousandth, of (x) the Per Share Cash Consideration divided by (y) the Closing 10-Day Average ICE VWAP, which quotient we refer to as the “Exchange Ratio”; or

•	if no election is made by the holder, such Per Share Stock Consideration or Per Share Cash Consideration as is determined in accordance with the proration mechanism described below.

The election right for the holders of shares of Black Knight common stock will be subject to proration in accordance with the terms of the merger agreement, which is applicable in the event one form of merger consideration (i.e., cash or shares of ICE common stock) is undersubscribed or oversubscribed. The merger agreement provides that the aggregate amount of cash consideration will equal $10,505,000,000, which we refer to as the “Cash Component.” The total number of shares of Black Knight common stock that will convert into the right to receive the Per Share Cash Consideration will equal the quotient, rounded down to the nearest whole share, of (i) the Cash Component divided by (ii) the Per Share Cash Consideration. All the remaining shares of Black Knight common stock not receiving the Per Share Cash Consideration (other than Excluded Shares and Appraisal Shares) will be converted into the right to receive the Per Share Stock Consideration.

As of the execution of the merger agreement, the cash consideration comprised 80% of the value of the aggregate merger consideration and the stock consideration comprised 20% of the value of the aggregate merger consideration. The respective shares of the value of the aggregate merger consideration comprising cash and stock at the closing of the merger may be different based on the Closing 10-Day Average ICE VWAP and the number of shares of Black Knight common stock outstanding at that time.

No fractional shares of ICE common stock will be issued in the merger, and holders of Black Knight common stock will receive cash in lieu of any fractional shares of ICE common stock to which they otherwise would have been entitled, based on the Closing 10-Day Average ICE VWAP.

See “What happens if I am eligible to receive a fraction of a share of ICE common stock as part of the merger consideration?” below and “The Merger Agreement—Consideration to be Received in the Merger” and “The Merger Agreement—Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration” beginning on pages 82 and 89, respectively, of this proxy statement/prospectus.

Q:	What is the value of the merger consideration?

A:

Based on the average of the volume weighted averages of the trading prices of ICE common stock on the NYSE on each of the ten consecutive trading days ending on (and including) May 2, 2022, two trading days before the public announcement of the merger, of $118.34, the merger consideration represented approximately $85.04 in value for each share of Black Knight common stock. Based on the average of the volume weighted averages of the trading prices of ICE common stock on the NYSE on each of the ten consecutive trading days ending on (and including) August 12, 2022, the last practicable trading day before the date of this proxy statement/prospectus, of $104.80, the merger consideration represented approximately $83.09 in value for each share of Black Knight common stock.

Although the Cash Component is fixed, the value of the merger consideration will fluctuate with the market price of ICE common stock and will be determined based on the Closing 10-Day Average ICE VWAP. Accordingly, the value of the merger consideration at the time of completion of the merger could be greater than, less than or the same as the value of the merger consideration on the date of this proxy statement/prospectus. Neither ICE nor Black Knight is permitted to terminate the merger agreement as a result of any increase or decrease, in and of itself, in the market price of ICE common stock or Black Knight common stock. We urge you to obtain current market quotations of ICE common stock (trading symbol “ICE”) and Black Knight common stock (trading symbol “BKI”).

In addition, although the Per Share Cash Consideration is intended to equal the value of the Per Share Stock Consideration, because the calculations are based on an average of the volume weighted averages of the trading prices of ICE common stock for the ten trading days ending on the trading day that is three trading days prior to the date on which the merger effective time occurs, the values of the two forms of consideration at the completion of the merger may not be the same.

Q:	What happens if I am entitled to receive a fraction of a share of ICE common stock as part of the merger consideration?

A:

If the aggregate number of shares of ICE common stock that you are entitled to receive as part of the merger consideration includes a fraction of a share of ICE common stock, you will receive cash in lieu of that fractional share. See “The Merger Agreement—Consideration to be Received in the Merger” and “The Merger Agreement—Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration” beginning on pages 82 and 89, respectively, of this proxy statement/prospectus.

Q:	How do I make an election to receive cash or ICE common stock for my Black Knight common stock?

A:

An election form will be mailed to each holder of record of Black Knight common stock as of the close of business on the fifth business day prior to the mailing date, which we refer to as the “election form record date.” The “election form mailing date” will be the date that is thirty (30) days prior to the anticipated closing date or such other date as Black Knight and ICE may agree. The election deadline is expected to be 5:00 p.m. eastern time on the date that ICE and Black Knight agree is as near as practicable to two (2) business days prior to the anticipated closing date. ICE and Black Knight will issue a joint press release announcing the date of the election deadline at least five (5), and no more than fifteen (15), business days prior to the election deadline. ICE will also make an election form available to any person that becomes a holder of Black Knight common stock between the election form record date and the election deadline upon request by that person. Each Black Knight stockholder should complete and return the election form (accompanied by duly executed transmittal materials included in the election form), along with the Black Knight stock certificate(s) to which the election form relates (or a properly completed notice of guaranteed delivery) unless the shares are held in book entry form, according to the instructions included with the form. The election form will be provided to Black Knight stockholders in a separate mailing and is not being provided with this proxy statement/prospectus.

If you own shares of Black Knight common stock in “street name” through a bank, brokerage firm or other nominee, you should follow the instructions of the bank, brokerage firm or other nominee for making an election with respect to your shares.

If you do not send in a properly completed election form (accompanied by duly executed transmittal materials included in the election form) with your stock certificate(s) or notice of guaranteed delivery (if applicable) by the election deadline (or deliver your stock certificate(s) within five (5) business days of your execution of a notice of guaranteed delivery), you will be treated as though you had not made an election.

Q:	Can I change my election as to the form of merger consideration?

A:

Yes. You can change your election as to the form of merger consideration you wish to receive by submitting a new election form to the exchange agent or, if applicable, by withdrawing your stock certificate(s), or the guarantee of delivery of such stock certificate(s), previously deposited with the exchange agent. For a new election form to be effective, the exchange agent must receive your new election form before the election deadline.

Q:	What happens if I fail to make a valid election as to whether to receive cash or stock?

A:

If you do not return a properly completed election form by the election deadline (accompanied by duly executed transmittal materials included in the election form), together with, if applicable, stock certificate(s)

to which the election form relates or an appropriate guarantee of delivery of the stock certificate(s), your shares of Black Knight common stock will be considered “non-election shares” and will be converted into the right to receive the Per Share Cash Consideration or the Per Share Stock Consideration according to the proration procedures set forth in the merger agreement.

Q:	Will I receive the form of consideration I elect?

A:

You may not receive the form of consideration that you elect in the merger with respect to some or all of your shares of Black Knight common stock. The election right for the holders of shares of Black Knight common stock will be subject to proration in accordance with the terms of the merger agreement, which is applicable in the event one form of merger consideration (i.e., cash or shares of ICE common stock) is undersubscribed or oversubscribed. Generally, in the event one form of merger consideration is undersubscribed, shares of Black Knight common stock for which no election was validly made will be allocated to that form of merger consideration before shares of Black Knight common stock electing the oversubscribed form of merger consideration will be allocated to the undersubscribed form of merger consideration pursuant to the proration procedures. Accordingly, although electing one form of merger consideration will not guarantee you will receive that form of merger consideration for all of your shares of Black Knight common stock, in the event proration is necessary, electing shares will be allocated the undersubscribed form of consideration only after such consideration is allocated to “non-election” shares.

Q:	Can I sell my shares of Black Knight common stock after I make my election to receive cash or stock?

A:

Yes, but after an election is validly made with respect to your shares of Black Knight common stock, you will not be able to transfer the shares unless you revoke your election before the election deadline by providing written notice to the exchange agent. In the time between the election deadline and the closing of the merger, the trading price of Black Knight common stock or ICE common stock may change, and you might otherwise want to sell your shares of Black Knight common stock to gain access to cash, make other investments, or reduce the potential for a decrease in the value of your investment. The date that you will receive your merger consideration depends on the completion date of the merger, which is uncertain. The completion date of the merger might be later than expected due to events not within the control of ICE or Black Knight, such as delays in obtaining regulatory approvals.

Q:	What will holders of Black Knight equity awards receive in the merger?

A:

At the merger effective time, each Black Knight restricted stock award that was granted (i) prior to the date of the merger agreement and that is subject to an award agreement that provides for full accelerated vesting upon a change in control or (ii) to a non-employee director will accelerate and vest in full (with any applicable “performance restriction” deemed satisfied) and be entitled to receive the merger consideration. Each other Black Knight restricted stock award will be assumed and converted into a restricted share award of ICE common stock with the same terms and conditions previously applicable to such Black Knight restricted stock award (except that each applicable “performance restriction” will be deemed satisfied), relating to the number of shares of ICE common stock subject to the Black Knight restricted stock award multiplied by the Exchange Ratio.

At the merger effective time, each then outstanding time-based Black Knight RSU award will accelerate and vest in full and be deemed settled for a number of shares of Black Knight common stock equal to the number of shares underlying the Black Knight RSU award, which will be converted into the right to receive the merger consideration.

See “The Merger Agreement—Treatment of Black Knight Equity Awards” beginning on page 87 of this proxy statement/prospectus.

Q:	What will happen to Black Knight as a result of the merger?

A:

If the merger is completed, Sub will be merged with and into Black Knight, with Black Knight surviving as a wholly owned subsidiary of ICE. As a result of the merger, Black Knight will no longer be a publicly held company. Following the merger, Black Knight common stock will be delisted from the NYSE and deregistered under the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act.”

Q:	What equity stake will Black Knight stockholders hold in ICE immediately following the merger?

A:

Based on the number of issued and outstanding shares of ICE common stock and Black Knight common stock as of August 12, 2022, the last practicable trading day before the date of this proxy statement/prospectus, holders of shares of Black Knight common stock immediately prior to the closing of the merger are expected to hold, in the aggregate, approximately 4% of the issued and outstanding shares of ICE common stock immediately following the closing of the merger (including shares received in respect of equity awards and without giving effect to any shares of ICE common stock held by Black Knight stockholders prior to the merger).

Q:	What is and will be the ownership structure of the organization of ICE and Black Knight prior to the merger and following the merger?

A	The following diagrams illustrate in simplified terms the organization structure of ICE and Black Knight prior to and following the merger.

Simplified Pre-Merger Structure:

The following diagram illustrates in simplified terms the organization structure of ICE and Black Knight prior to the merger. A list of the significant subsidiaries of ICE as of December 31, 2021 can be found in Exhibit 21.1 to the ICE Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and a list of the significant subsidiaries of Black Knight as of December 31, 2021 can be found in Exhibit 21.1 to the Black Knight Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which are incorporated by reference into this proxy statement/prospectus.

Simplified Post-Merger Structure:

Based on the number of issued and outstanding shares of ICE common stock and Black Knight common stock as of August 12, 2022, the last practicable trading day before the date of this proxy statement/prospectus, immediately after the merger, it is expected that current ICE stockholders will own approximately 96% of the ICE common stock and current Black Knight stockholders will own approximately 4% of the ICE common stock (without giving effect to any shares of ICE common stock held by Black Knight stockholders prior to the merger). The following diagram illustrates in simplified terms the post-closing structure.

Q:	When do you expect the merger to be completed?

A:

ICE and Black Knight currently expect the merger to close in the first half of 2023. However, neither ICE nor Black Knight can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. Black Knight must first obtain the approval of holders of Black Knight common stock for the merger, and the parties must also obtain necessary regulatory approvals and satisfy certain other closing conditions.

Q:	What are the material United States federal income tax consequences of the merger to Black Knight stockholders?

A:

The exchange of shares of Black Knight common stock for the merger consideration pursuant to the merger will be a taxable transaction for United States federal income tax purposes. In general, for United States federal income tax purposes, a U.S. holder (as defined in “Material United States Federal Income Tax Consequences” beginning on page 111 of this proxy statement/prospectus) who receives the merger consideration in exchange for that U.S. holder’s shares of Black Knight common stock will generally recognize gain or loss equal to the difference, if any, between (i) the sum of the cash (including cash in lieu of any fractional share of ICE common stock) and the fair market value of the ICE common stock received by that U.S. holder in the merger and (ii) that U.S. holder’s adjusted tax basis in the Black Knight common stock exchanged therefor. With respect to a Black Knight stockholder that is a non-U.S. holder (as defined in “Material United States Federal Income Tax Consequences” beginning on page 111 of this proxy statement/prospectus), subject to the discussion below regarding potential withholding, the exchange of shares of Black Knight common stock for the merger consideration pursuant to the merger generally will not result in tax to that non-U.S. holder under United States federal income tax laws unless that non-U.S. holder has certain connections with the United States.

In certain circumstances, a holder of shares of Black Knight common stock could be treated as receiving a dividend in an amount up to the cash consideration received by that holder in the merger. As a result of the possibility of that deemed dividend treatment, a non-U.S. holder of Black Knight common stock may be subject to United States withholding tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) with respect to the cash consideration received in the merger.

For a more detailed description of the United States federal income tax consequences of the merger, please see “Material United States Federal Income Tax Consequences” beginning on page 111 of this proxy statement/prospectus.

The United States federal income tax consequences of the merger to a particular holder of Black Knight common stock will depend on that holder’s individual situation. Holders of Black Knight common stock should consult their own tax advisors for a full understanding of the particular United States federal, state, local and non-United States tax consequences of the merger to them.

Q:	Who can vote at the special meeting?

A:

All holders of record of Black Knight common stock as of the close of business on August 12, 2022, the record date for the special meeting, which we refer to as the “record date,” are entitled to receive notice of, and to vote at, the special meeting, or any postponement or adjournment of the special meeting scheduled in accordance with Delaware law. Attendance at the special meeting is not required to vote. See below and “Information About The Special Meeting—Proxies” beginning on page 49 of this proxy statement/prospectus for instructions on how to vote your shares without attending the special meeting.

Q:	When and where is the special meeting?

A:	The special meeting will be held virtually at www.virtualshareholdermeeting.com/BKI2022SM, which we refer to as the “special meeting website,” on September 21, 2022, at 11:00 a.m. eastern time.

Even if you plan to attend the special meeting, Black Knight recommends that you vote your shares in advance so that your vote will be counted if you later decide not to or become unable to attend the special meeting. For additional information about the special meeting, see “Information About the Special Meeting” beginning on page 47 of this proxy statement/prospectus.

Q:	Will my shares of ICE common stock acquired in the merger receive a dividend?

A:

After the closing of the merger, as a holder of ICE common stock (to the extent you receive any Per Share Stock Consideration) you will be entitled to receive the same dividends on shares of ICE common stock that all other holders of shares of ICE common stock will receive with any dividend record date that occurs after the merger is completed.

Q:	Why am I being asked to consider and vote on the compensation proposal?

A:

Under the rules of the Securities and Exchange Commission, which we refer to as the “SEC,” Black Knight is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to Black Knight’s named executive officers that is based on or otherwise relates to the merger.

Q:	What happens if holders of Black Knight common stock do not approve, by non-binding, advisory vote, the compensation proposal?

A:

The vote on the compensation proposal is separate and apart from the vote to approve the other proposals being presented at the special meeting. Because the vote on the compensation proposal is advisory only, it will not be binding upon Black Knight or ICE or affect their obligation to pay or provide the compensation contemplated by the compensation agreements and arrangements. Accordingly, the merger-related compensation will be paid to Black Knight’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements even if the holders of Black Knight common stock do not approve the compensation proposal.

Q:	Do any of Black Knight’s directors or executive officers have interests in the merger that may differ from those of Black Knight stockholders?

A:

Black Knight’s directors and executive officers may have interests in the merger that are different from, or in addition to, those of Black Knight stockholders generally. The members of the Black Knight board were aware of and considered these interests, among other matters, in evaluating the merger agreement and the merger, and in recommending that Black Knight stockholders adopt the merger agreement. For a description of these interests, see “The Merger—Interests of Black Knight’s Directors and Executive Officers in the Merger” beginning on page 73 of this proxy statement/prospectus.

Q:	What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A:

If your shares of Black Knight common stock are registered directly in your name with the transfer agent of Black Knight, Continental Stock Transfer & Trust Company, you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to vote or to grant a proxy for your vote directly to Black Knight or to a third party to vote at the special meeting.

If your shares are held by a bank, brokerage firm or other nominee, you are considered the beneficial owner of shares held in “street name,” and your bank, brokerage firm or other nominee is considered the stockholder of record with respect to those shares. Your bank, brokerage firm or other nominee will send you, as the beneficial owner, a package describing the procedure for voting your shares. You should follow the instructions provided by them to vote your shares.

Q:	If my shares of Black Knight common stock are held in “street name” by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee automatically vote those shares for me?

A:

If you hold your shares in a stock brokerage account or if your shares are held by a bank, broker, trustee or other nominee (that is, in “street name”), your bank, trustee, brokerage firm or other nominee will be permitted to vote your shares of Black Knight common stock only if you instruct your bank, trustee, brokerage firm or other nominee how to vote your shares. You should follow the procedures provided by your bank, trustee, brokerage firm or other nominee regarding the voting of your shares of Black Knight common stock. Please note that you may not vote shares held in “street name” by returning a proxy card directly to Black Knight or by voting at the special meeting unless you provide a “legal proxy,” which you must obtain from your bank, trustee, brokerage firm or other nominee. Brokers who hold shares of Black Knight common stock may not give a proxy to Black Knight to vote those shares on any of the proposals without specific instructions from their customers.

In accordance with the rules of NYSE, banks, trustees, brokerage firms and other nominees who hold shares of Black Knight common stock in “street name” for their customers have authority to vote on “routine” proposals when they have not received voting instructions from beneficial owners. However, banks, trustees, brokerage firms and other nominees are precluded from exercising their voting discretion with respect to non-routine matters. All proposals to be voted on at the special meeting will be “non-routine”

matters. As a result, absent specific voting instructions from the beneficial owner of such shares, banks, brokerage firms and other nominees are not empowered to vote those shares of Black Knight common stock.

A so-called “broker non-vote” results when banks, brokerage firms, trustees and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of those shares. Broker non-votes count toward a quorum only if at least one proposal is presented with respect to which the bank, brokerage firm, trustee or other nominee has discretionary authority. All proposals to be voted on at the special meeting will be “non-routine” matters, and, therefore, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the special meeting. The effect of not instructing your broker how you wish your shares to be voted will be the same as a vote “AGAINST” the merger proposal but will not have an effect on the adjournment proposal or the compensation proposal.

Q:	How many votes do I have?

A:

Each Black Knight stockholder is entitled to one vote for each share of Black Knight common stock held of record by that stockholder as of the record date. As of the close of business on the record date, there were 156,040,493 outstanding shares of Black Knight common stock (including 1,547,995 unvested restricted stock awards).

Q:	What constitutes a quorum for the special meeting?

A:

Holders of a majority of the total number of issued shares of Black Knight common stock as of the record date and entitled to vote at the special meeting must be present or represented by proxy at the special meeting to constitute a quorum for the transaction of business at the special meeting. If you fail to submit a proxy or to vote at the special meeting, or fail to instruct your bank, broker, trustee or other nominee how to vote, your shares of Black Knight common stock will not be counted towards a quorum. Marks to “ABSTAIN” on any proposal are considered present for purposes of establishing a quorum.

Q:	What do I need to do now?

A:

After carefully reading and considering the information contained in this proxy statement/prospectus, please vote as soon as possible. If you hold shares of Black Knight common stock, please respond by completing, signing and dating the accompanying proxy card and returning it in the enclosed postage-paid envelope, or by submitting your proxy by telephone or through the Internet, as soon as possible so that your shares may be represented at your meeting. If you hold shares beneficially in “street name,” you should follow the voting instructions provided by your bank, broker, trustee or other nominee.

Q:	How can I vote my shares while in attendance at the special meeting?

A:

Record holders: Shares held directly in your name as the holder of record of Black Knight common stock may be voted at the special meeting. If you choose to vote your shares of Black Knight common stock virtually at the special meeting via the special meeting website, please follow the instructions on your proxy card.

Shares in “street name”: If your shares of Black Knight common stock are held in “street name” and you wish to vote your shares at the special meeting via the special meeting website, you must have your specific 16-digit control number, which is included on your proxy card or the voting instruction form from your bank, broker, trustee or other nominee. Please contact your bank, broker, trustee or other nominee to obtain further instructions.

Even if you plan to attend the special meeting, Black Knight recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the special meeting.

Additional information on attending the special meeting can be found in “Information About The Special Meeting” on page 47 of this proxy statement/prospectus.

Q:	How can I vote my shares without attending the special meeting?

A:

Whether you hold your shares directly as the holder of record of Black Knight common stock or beneficially in “street name,” you may direct your vote by proxy without attending the special meeting and we encourage you to do so.

If you are a record holder of Black Knight common stock, you can vote by proxy over the Internet, by telephone or by mail by following the instructions provided in the enclosed proxy card. Please note that if you hold shares beneficially in “street name,” you should follow the voting instructions provided by your bank, broker, trustee or other nominee.

If you intend to submit your proxy by telephone or via the Internet, you must do so by 11:59 p.m. eastern time on the day before the special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the special meeting.

Additional information on voting procedures can be found in “Information About The Special Meeting” beginning on page 47 of this proxy statement/prospectus.

Q:	How can I change or revoke my vote?

A:	If you are a holder of record of Black Knight common stock, you may revoke your proxy at any time before it is voted by:

•	submitting a written notice of revocation to Black Knight’s corporate secretary at c/o Corporate Secretary, Black Knight, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204;

•	granting a subsequently dated proxy;

•	voting by telephone or the Internet at a later time, before 11:59 p.m. eastern time on the day before the special meeting; or

•	attending virtually and voting at the special meeting via the special meeting website.

If you hold your shares of Black Knight common stock through a bank, broker, trustee or other nominee, you may change your vote by:

•	contacting your bank, broker, trustee or other nominee; or

•

attending and voting your shares at the special meeting virtually via the special meeting website if you have your specific 16-digit control number, which is included on your proxy card or the voting instruction form from your bank, broker, trustee or other nominee. Please contact your bank, broker, trustee or other nominee to obtain further instructions.

Q:	Are Black Knight stockholders entitled to appraisal rights?

A:

Yes, holders of Black Knight common stock who do not vote in favor of the merger proposal will have the right to seek appraisal and obtain payment in cash for the fair value of their shares of Black Knight common stock, as determined by the Court of Chancery, if the merger is completed, but only if they strictly comply with the procedures prescribed by Delaware law. These procedures are summarized in “Appraisal Rights” beginning on page 149 of this proxy statement/prospectus.

A copy of Section 262 of the DGCL is attached as Annex C to this proxy statement/prospectus.

Q:	What should I do if I receive more than one set of voting materials?

A:

If you hold shares of Black Knight common stock in “street name” and also directly as a record holder or otherwise or if you hold shares of Black Knight common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the special meeting.

Record holders: For shares held directly, please complete, sign, date and return each proxy card you receive (or cast your vote by telephone or Internet as provided on your proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your shares of Black Knight common stock are voted.

Shares in “street name”: If you hold your shares in “street name” through one or more banks, brokerage firms or other nominees, you should follow the procedures provided by each bank, brokerage firm or other nominee to vote your shares.

Q:	What happens if I sell my shares of Black Knight common stock before the special meeting?

A:

The record date is earlier than both the date of the special meeting and the merger effective time. If you transfer your shares of Black Knight common stock after the record date but before the special meeting, you will, unless you grant the transferee a proxy, retain your right to vote at the special meeting but will transfer the right to receive the merger consideration to the person to whom you transfer your shares. In order to receive the merger consideration, you must hold your shares immediately prior to the merger effective time.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:

To assist in the solicitation of proxies, Black Knight has retained Innisfree M&A Incorporated, for a fee of $30,000 plus reimbursement of out-of-pocket expenses for their services. Black Knight may also request banks, brokers, trustees and other intermediaries holding shares of Black Knight common stock beneficially owned by others to send this proxy statement/prospectus to, and obtain proxies from, the beneficial owners and may reimburse those record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of Black Knight. No additional compensation will be paid to Black Knight’s directors, officers or employees for solicitation.

Q:	Should I send in my stock certificates now?

A:

No, please do NOT return your stock certificate(s) with your proxy. You should submit your Black Knight stock certificates with your election form, which will be sent to you at a future time. Any Black Knight stockholder who has not submitted their physical stock certificate(s) (or a properly completed notice of guaranteed delivery) with a form of election will be sent materials after the merger closes to effect the exchange of their Black Knight common stock for the merger consideration. See “The Merger Agreement—Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration” beginning on page 89 of this proxy statement/prospectus.

Q:	Where can I find the voting results of the special meeting?

A:

The preliminary voting results are expected to be announced at the special meeting. In addition, within four (4) business days following the special meeting, Black Knight will file the voting results with the SEC on a Current Report on Form 8-K.

Q:	Are there any risks that I should consider in deciding whether to vote for the approval of the merger agreement?

A:

Yes. You should read and carefully consider the risk factors set forth in “Risk Factors” beginning on page 34 of this proxy statement/prospectus. You also should read and carefully consider the risk factors of ICE and Black Knight contained in the documents that are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 156 of this proxy statement/prospectus.

Q:	What are the conditions to completion of the merger?

A:

The obligations of Black Knight and ICE to complete the merger are subject to the satisfaction or waiver of certain closing conditions contained in the merger agreement, including (i) the receipt of the Black Knight stockholder approval, (ii) the expiration or early termination of the waiting period applicable to the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the “HSR Act,” (iii) the absence of any law, injunction, order or other judgment, in each case whether temporary, preliminary or permanent, which we refer to collectively as a “Restraint,” that is in effect and restrains, enjoins or otherwise prohibits the consummation of the merger, (iv) the effectiveness of the registration statement on Form S-4 to register the shares of ICE common stock to be issued in the merger, (v) approval for listing on the NYSE of the shares of ICE common stock to be issued in the merger, (vi) compliance by the other party in all material respects with its obligations under the merger agreement and (vii) the accuracy of the other party’s representations and warranties in the merger agreement (subject to the materiality standards set forth in the merger agreement). The respective obligations of Black Knight and ICE to consummate the merger are also subject to there not having occurred since the date of the merger agreement an event that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the other party (as defined in “The Merger Agreement—Representations and Warranties; Material Adverse Effect” beginning on page 91 of this proxy statement/prospectus).

For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see “The Merger Agreement—Conditions to the Merger” beginning on page 104 of this proxy statement/prospectus.

Q:	What happens if the merger is not completed?

A:

If the merger is not completed, holders of Black Knight common stock will not receive any consideration for their shares of Black Knight common stock in connection with the merger. Instead, Black Knight will remain an independent public company, Black Knight common stock will continue to be listed on the NYSE, and ICE will not complete the issuance of shares of ICE common stock pursuant to the merger agreement. In addition, if the merger agreement is terminated in certain circumstances, a termination fee of $725 million may be payable by ICE to Black Knight or a termination fee of $398 million may be payable by Black Knight to ICE. In addition, if the merger agreement is terminated because Black Knight’s stockholders fail to approve the merger proposal at the special meeting, Black Knight will be required to reimburse ICE for its reasonable and documented out-of-pocket costs and expenses incurred in connection with the merger agreement and the merger in an amount not to exceed $40 million.

For additional information, see “The Merger Agreement—Termination Fees and Expense Reimbursement” beginning on page 107 of this proxy statement/prospectus.

Q:	Who can help answer any other questions I have?

A:

If you have any questions about the merger or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact Black Knight’s corporate secretary at c/o Corporate Secretary, Black Knight, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, or by telephone at (904) 854-5100, or Innisfree, Black Knight’s proxy solicitor, at:

INNISFREE M&A INCORPORATED

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders may call toll free: (877) 456-3402

Banks and Brokers may call collect: (212) 750-5833

SUMMARY

The following summary highlights selected information in this proxy statement/prospectus and may not contain all the information that may be important to you. Accordingly, we encourage you to read carefully this entire proxy statement/prospectus, its annexes and the documents referred to in this proxy statement/prospectus. Each item in this summary includes a page reference directing you to a more complete description of that topic. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in “Where You Can Find More Information” beginning on page 156 of this proxy statement/prospectus.

The Parties To The Merger (Page 55)

Intercontinental Exchange, Inc.

ICE is a Delaware corporation headquartered in Atlanta, Georgia. ICE is a provider of market infrastructure, data services and technology solutions to a broad range of customers including financial institutions, corporations and government entities. ICE’s products, which span major asset classes, including futures, equities, fixed income and U.S. residential mortgages, provide its customers with access to mission critical tools that are designed to increase asset class transparency and workflow efficiency. While ICE reports its results in three reportable business segments, it operates as one business, leveraging the collective expertise, particularly in data services and technology, that exists across its platforms to inform and enhance its operations.

•	In its Exchanges segment, ICE operates regulated marketplaces for the listing, trading and clearing of a broad array of derivatives contracts and financial securities.

•

In its Fixed Income and Data Services segment, ICE provides fixed income pricing, reference data, indices, analytics and execution services as well as global credit default swap clearing and multi-asset class data delivery solutions.

•

In its Mortgage Technology segment, ICE provides a technology platform that offers customers comprehensive, digital workflow tools that aim to address the inefficiencies that exist in the U.S. residential mortgage market.

ICE’s principal executive offices are located at 5660 New Northside Drive, 3rd Floor, Atlanta, GA 30328. ICE’s main telephone number is (770) 857-4700, and its website is www.ice.com. Information contained on ICE’s website or that can be accessed through its website is not incorporated into and does not constitute a part of this proxy statement/prospectus. ICE has included its website address only as an inactive textual reference and does not intend it to be an active link to its website.

ICE common stock is listed on the NYSE under the symbol “ICE.”

Black Knight, Inc.

Black Knight is a Delaware corporation headquartered in Jacksonville, Florida. Black Knight is a premier provider of integrated, innovative, mission-critical, high-performance software solutions, data and analytics to the U.S. mortgage and real estate markets. Black Knight’s mission is to transform the markets it serves by delivering solutions that are integrated across the homeownership lifecycle and that result in realized efficiencies, reduced risk and new opportunities for clients to help them achieve greater levels of success. As of June 30, 2022, Black Knight had, on a consolidated basis, approximately $5.93 billion in total assets, total stockholders’ equity of approximately $2.50 billion and 160,040,598 shares of Black Knight common stock issued and 156,031,830 shares of Black Knight common stock outstanding.

Black Knight’s principal executive offices are located at 601 Riverside Avenue, Jacksonville, Florida 32204, and its telephone number at that address is (904) 854-5100. Black Knight’s website is www.blackknightinc.com.

Information contained on Black Knight’s website or that can be accessed through its website is not incorporated into and does not constitute a part of this proxy statement/prospectus. Black Knight has included its website address only as an inactive textual reference and does not intend it to be an active link to its website.

Black Knight common stock is listed on the NYSE under the symbol “BKI.”

Sand Merger Sub Corporation

Sand Merger Sub Corporation, a wholly owned subsidiary of ICE, is a Delaware corporation incorporated on April 29, 2022 for the purpose of effecting the merger. Sand Merger Sub Corporation has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement. The principal executive offices of Sand Merger Sub Corporation are located at 5660 New Northside Drive Atlanta, Georgia 30328 and its telephone number is (770) 857-4700.

The Merger and the Merger Agreement (Pages 56 and 82)

The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the merger agreement carefully and in its entirety, as it is the legal document that governs the merger.

The Merger (Page 56) On May 4, 2022, ICE, Black Knight and Sub entered into the merger agreement, which provides that, subject to the terms and conditions of the merger agreement and in accordance with the DGCL, Sub will merge with and into Black Knight, with Black Knight continuing as the surviving corporation and a wholly owned subsidiary of ICE.

Merger Consideration (Page 83) Black Knight stockholders will have the right to elect to receive merger consideration for each of their shares of Black Knight common stock in the form of either (i) the Per Share Cash Consideration, being cash in an amount equal to the sum, rounded to the nearest one tenth of a cent, of (x) $68.00 plus (y) the product, rounded to the nearest one tenth of a cent, of the Share Ratio, being 0.1440, multiplied by the Closing 10-Day Average ICE VWAP, or (ii) the Per Share Stock Consideration, being a number of shares of ICE common stock as is equal to the Exchange Ratio, being the quotient, rounded to the nearest one ten thousandth, of (x) the Per Share Cash Consideration divided by (y) the Closing 10-Day Average ICE VWAP, in each case, subject to proration in the circumstances described below. Black Knight stockholders may specify different elections with respect to different shares they hold. For example, if a Black Knight stockholder owns 100 shares of Black Knight common stock, that stockholder may make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares. In the event of proration, a Black Knight stockholder may receive merger consideration in respect of some or all of the shares of Black Knight common stock held by that stockholder in a form other than the form which that stockholder elected.

The value of the merger consideration will fluctuate with the market price of ICE common stock and will be determined based on the Closing 10-Day Average ICE VWAP, being the average of the volume weighted averages of the trading prices of ICE common stock on the NYSE on each of the ten consecutive trading days ending on (and including) the trading day that is three trading days prior to the date on which the merger effective time occurs. Although the Per Share Cash Consideration is intended to equal the value of the Per Share Stock Consideration, because the calculations are based on an average of the volume weighted averages of the trading prices of ICE common stock for the ten trading days ending on the trading day that is three trading days prior to the date on which the merger effective time occurs, the values of the two forms of consideration at the closing of the merger may not be the same.

The aggregate amount of cash to be paid to Black Knight stockholders is fixed in the merger agreement at $10,505,000,000. As a result, if the cash pool is oversubscribed or undersubscribed, then adjustments will be made to the merger consideration to proportionately reduce the number of shares of Black Knight common stock entitled to receive cash or shares of ICE common stock, respectively, in the manner described in “The Merger Agreement—Consideration to be Received in the Merger—Proration” beginning on page 84 of this proxy statement/prospectus. To the extent that the number of outstanding shares of Black Knight common stock increases between the date of the merger agreement and the merger effective time, whether due to the vesting of stock-settled awards or as otherwise permitted by the merger agreement, the aggregate number of shares of ICE common stock to be issued as consideration in the merger will be increased accordingly, but the aggregate amount of cash to be paid as consideration will not change.

As an example, based on the average of the volume weighted averages of the trading prices of ICE common stock for the ten trading days ended May 2, 2022, two trading days prior to the public announcement of the merger, a Black Knight stockholder would be entitled to receive, for each share of Black Knight common stock held by that stockholder immediately prior to the merger effective time, either (a) $85.04 in cash or (b) 0.7186 shares of ICE common stock having a market value of $85.04 based on that average of the volume weighted averages of the trading prices of ICE common stock. As another example, based on the average of the volume weighted averages of the trading prices of ICE common stock for the ten trading days ended August 12, 2022, the last practicable trading day before filing of this proxy statement/prospectus, a Black Knight stockholder would be entitled to receive, for each share of Black Knight common stock held by that stockholder immediately prior to the merger effective time, either (a) $83.09 in cash or (b) 0.7928 shares of ICE common stock having a market value of $83.09 based on that average of the volume weighted averages of the trading prices of ICE common stock. We will compute the actual amount of cash or number of shares of ICE common stock that each Black Knight stockholder will be entitled to receive in the merger using the formula contained in the merger agreement. For a summary of the formula contained in the merger agreement, see “The Merger Agreement—Consideration to be Received in the Merger” beginning on page 82 of this proxy statement/prospectus.

The following table illustrates the value of the merger consideration for different hypothetical Closing 10-Day Average ICE VWAPs and, for illustrative purposes only, the effects of proration assuming that 50% of the shares of Black Knight common stock elect cash consideration and 50% of the shares of Black Knight common stock elect stock consideration. For simplicity, the table assumes that there are 154,492,498 shares of Black Knight common stock outstanding (which represents the number of shares of Black Knight common stock outstanding, excluding unvested Black Knight restricted stock awards held by Black Knight employees (all of which are assumed to be converted into ICE restricted stock awards as described in “The Merger Agreement—Treatment of Black Knight Equity Awards—Treatment of Black Knight Restricted Stock Awards” beginning on page 87 of this proxy statement/prospectus), on August 12, 2022), that all Black Knight stockholders make elections and that no Black Knight stockholders exercise appraisal rights.

		Illustrative Effect of Proration Assuming: 50% of shares of Black Knight common stock elect cash 50% of shares of Black Knight common stock elect stock
		A stockholder electing cash consideration for 1,000 shares of Black Knight common stock would be entitled to receive approximately		A stockholder electing stock consideration for 1,000 shares of Black Knight common stock would be entitled to receive approximately
Hypothetical Closing 10- Day Average ICE VWAP	Value of Merger Consideration*	Cash**	Shares***	Cash**	Shares***
$80.00	$79.52	$79,520.00	0	$56,480.00	288
85.00	80.24	80,240.00	0	55,760.00	288
90.00	80.96	80,960.00	0	55,040.00	288
95.00	81.68	81,680.00	0	54,320.00	288
100.00	82.40	82,400.00	0	53,600.00	288
105.00	83.12	83,120.00	0	52,880.00	288
110.00	83.84	83,840.00	0	52,160.00	288
115.00	84.56	84,560.00	0	51,440.00	288
120.00	85.28	85,280.00	0	50,720.00	288
125.00	86.00	86,000.00	0	50,000.00	288
130.00	86.72	86,720.00	0	49,280.00	288

*	Market value per share of Black Knight common stock based on hypothetical Closing 10-Day Average ICE VWAP.

**	Cash amount reflects cash in lieu of any fractional share.
***	Shares of ICE common stock.

The table above is illustrative only. The value of the merger consideration that a Black Knight stockholder becomes entitled to receive will be based on the actual Closing 10-Day Average ICE VWAP, as described above. The actual Closing 10-Day Average ICE VWAP may be outside the range of the amounts set forth above, and as a result, the actual value of the merger consideration per share of Black Knight common stock may not be shown in the above table.

Black Knight stockholders will not receive any fractional shares of ICE common stock in the merger. Instead, each Black Knight stockholder will be entitled to receive, in lieu of any fractional share of ICE common stock that the stockholder otherwise would have received pursuant to the merger, an amount in cash (without interest) equal to the product obtained by multiplying (A) the fractional share interest to which that stockholder would otherwise be entitled (taking into account all shares of Black Knight common stock held by that stockholder) by (B) the Closing 10-Day Average ICE VWAP.

Election Form (Page 89)

ICE’s exchange agent for the merger will mail an election form on the date that is thirty days prior to the anticipated closing date of the merger or such other date as Black Knight and ICE may mutually agree, which we refer to as the “election form mailing date,” to holders of record of shares of Black Knight common stock as of the election form record date, being the close of business on the fifth business day prior to the election form mailing date, together with instructions for making cash and/or stock elections. The exchange agent will also make available an election form to all persons who become record or beneficial holders of shares of Black Knight common stock between the election form record date and the election deadline, upon the reasonable request of those persons.

The “election deadline” will be 5:00 p.m., New York City time, on a date that ICE and Black Knight agree is as near as practicable to two business days preceding the closing of the merger, which date will be publicly announced by joint press release at least five and no more than 15 business days prior to the election deadline.

Black Knight stockholders wishing to make an election must properly complete and deliver to the exchange agent an election form by the election deadline, accompanied by duly executed transmittal materials included in the election form, along with, if their shares are not held in book-entry form, their Black Knight stock certificates (or a properly completed notice of guaranteed delivery). The election form will also include delivery instructions with respect to book-entry shares. Black Knight stockholders should NOT send in their stock certificates with their proxy card.

Once Black Knight stockholders have tendered their Black Knight stock certificates to the exchange agent, they may not transfer their shares of Black Knight common stock represented by those stock certificates until the merger is completed, unless they revoke their election by written notice to the exchange agent that is received prior to the election deadline. If the merger is not completed and the merger agreement is terminated, stock certificates will be returned by the exchange agent.

If Black Knight stockholders fail to submit a properly completed election form, accompanied by duly executed transmittal materials included in the election form, together with their Black Knight stock certificates (or a properly completed notice of guaranteed delivery), if any, prior to the election deadline, they will be deemed not to have made an election. As non-electing holders, they will be paid merger consideration in an amount per share of Black Knight common stock that is approximately equivalent in value to the amount paid per share to holders making elections, but they may be paid all in cash, all in ICE common stock, or part in cash and part in ICE common stock, depending on the remaining pools of cash and ICE common stock available for paying merger consideration after honoring the cash elections and stock elections that other Black Knight stockholders have made, and without regard to the preferences of the non-electing holders.

For more information, see “The Merger—Terms of the Merger” beginning on page 56 of this proxy statement/prospectus and “The Merger Agreement—Consideration to be Received in the Merger” beginning on page  82 of this proxy statement/prospectus.

Treatment of Black Knight Equity Awards and the Black Knight ESPP (Page 87)

Treatment of Black Knight Restricted Stock Awards

Each award of a share of Black Knight common stock subject to vesting, repurchase or other lapse restriction that was granted pursuant to Black Knight’s Amended and Restated 2015 Omnibus Incentive Plan, which we refer to as a “Black Knight restricted stock award,” that was granted (i) prior to the date of the merger agreement and under a form of award that provides for full accelerated vesting upon a change in control or (ii) to a non-employee director will accelerate and vest in full (with any applicable “performance restriction” deemed satisfied) and be entitled to receive the merger consideration. Each other outstanding Black Knight restricted stock award will be assumed and converted into a restricted share award of ICE common stock with the same terms and conditions previously applicable to such Black Knight restricted stock award (except that each “performance restriction” will be deemed satisfied), relating to the number of shares of ICE common stock subject to the Black Knight restricted stock award multiplied by the Exchange Ratio. In the event of a termination of the holder’s employment by the employer other than for cause or by the holder for good reason following the merger effective time, the converted restricted stock awards will vest in accordance with their terms.

Treatment of Black Knight Restricted Stock Unit Awards

Each time-based restricted stock unit award in respect of a share of Black Knight common stock that was granted pursuant to Black Knight’s Amended and Restated 2015 Omnibus Incentive Plan, which we refer to as a “Black Knight RSU award,” will accelerate and vest in full and be deemed settled for a number of shares of Black Knight common stock equal to the number of shares underlying the Black Knight RSU award, which will be converted into the right to receive the merger consideration.

Treatment of the Black Knight ESPP

No later than immediately prior to the merger effective time, all accumulated participant contributions under Black Knight’s Employee Stock Purchase Plan, which we refer to as the “Black Knight ESPP,” will be used to purchase shares of Black Knight common stock, with any such shares cancelled at the merger effective time and converted into the right to receive the merger consideration. Any participant contributions insufficient to purchase one whole share of Black Knight common stock immediately prior to the merger effective time, as well as any matching credits that would be allocated to each participant’s account assuming that the participant had remained an eligible person through each matching date without regard to the occurrence of the annual anniversary of each applicable quarter end for all participant contributions prior to the merger effective time, and disregarding the holding period requirement and any other restrictions or limitations, will be distributed to the participant in cash following the merger effective time. The Black Knight ESPP will terminate at the merger effective time.

Financing of the Merger and Treatment of Existing Debt (Page 79)

In connection with the merger, ICE does not intend to maintain Black Knight’s existing term loan and revolving credit facilities. The merger agreement obligates Black Knight to use reasonable best efforts to arrange for a customary payoff letter and lien terminations to be delivered at the merger effective time providing for the payoff, discharge and termination of all indebtedness contemplated under Black Knight’s existing term loan and revolving credit facilities (subject to ICE or Sub providing funds to Black Knight as of the closing of the merger to pay all such amounts).

ICE’s obligation to complete the merger is not conditioned upon its obtaining financing. ICE anticipates that approximately $12.65 billion will be required to pay the aggregate cash portion of the merger consideration, to refinance all or a portion of the existing indebtedness of Black Knight and its subsidiaries and to pay fees and expenses relating to the merger and the related transactions. ICE intends to fund the cash consideration in the merger with a combination of available cash and permanent financing. In connection with entering into the merger agreement, ICE entered into a commitment letter, dated as of May 4, 2022, with Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC providing for a 364-day senior unsecured bridge facility in an aggregate principal amount not to exceed $14.0 billion consisting of a $8.225 billion tranche backstopping a combination of one or more series of unsecured notes or other debt securities in a public offering or in a Rule 144A offering or other private placement and operating internal cash generation prior to the merger effective time, a $3.775 billion tranche backstopping the existing revolving credit agreement, and a $2.0 billion tranche backstopping a new delayed draw term loan facility.

On May 11, 2022, ICE entered into an amendment to its existing revolving credit agreement and, as a result thereof and in accordance with the terms of the commitment letter, the $3.775 billion tranche of the bridge facility backstopping the existing revolving credit agreement was automatically and permanently terminated. On May 20, 2022, the net proceeds generated by certain asset sales (the gross proceeds of which were $749 million) were applied, together with a further voluntary commitment reduction, to reduce by $749 million the $8.225 billion tranche A of the bridge facility backstopping a combination of one or more series of unsecured notes or other debt securities in a public offering or in a Rule 144A offering or other private placement and operating internal cash generation in accordance with the terms of the commitment letter. On May 23, 2022, ICE completed the public offering and issuance of $8.0 billion of unsecured notes, of which $5.275 billion in gross cash proceeds were applied to further reduce tranche A of the bridge facility. In addition, on May 25, 2022, tranche A of the bridge facility was further reduced by $400 million in loan proceeds from the effectiveness of a new delayed draw term loan facility. As a result of the foregoing, on May 25, 2022, the $8.225 billion tranche A of the bridge facility was permanently reduced to $1.801 billion. On June 30, 2022, tranche A of the bridge facility was further voluntarily and permanently reduced by an additional $601 million to $1.2 billion. On August 5, 2022, tranche A of the bridge facility was further voluntarily and permanently reduced by an additional $1.2 billion to $0.

As of the date of this proxy statement/prospectus and in connection with the acquisition, ICE (i) has received net proceeds of approximately $7.91 billion from the offering of senior notes, of which approximately $4.96 billion will fund a portion of the merger consideration, (ii) has entered into a delayed draw term loan facility in an aggregate principal amount of $2.4 billion in committed financing pursuant to a new delayed draw term loan facility, (iii) has entered into amendments to its existing revolving credit facility to, among other things, increase the commitments thereunder to $3.9 billion and to backstop the ability to issue commercial paper under its commercial paper program and (iv) no longer has any commitments available under the bridge facility, as such commitments have been permanently terminated and replaced by a combination of permanent financing sources and internal cash generation.

Black Knight’s Reasons for the Merger; Recommendation of the Black Knight Board of Directors (Page 60)

The Black Knight board has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable, fair to and in the best interests of Black Knight and its stockholders and has unanimously adopted and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. The Black Knight board unanimously recommends that holders of Black Knight common stock vote “FOR” the Black Knight merger proposal, “FOR” the Black Knight compensation proposal and “FOR” the Black Knight adjournment proposal.

For a more detailed discussion of the Black Knight board’s recommendation, see “The Merger—Black Knight’s Reasons for the Merger; Recommendation of the Black Knight Board of Directors” beginning on page  60 of this proxy statement/prospectus.

Opinion of Black Knight’s Financial Advisor (Page 64)

On May 4, 2022, J.P. Morgan Securities LLC, which we refer to as “J.P. Morgan,” delivered its written opinion to the Black Knight board that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the aggregate merger consideration to be received by the holders of Black Knight common stock in the merger, which we refer to as the “Aggregate Consideration,” was fair, from a financial point of view, to the holders of Black Knight common stock.

The full text of the written opinion of J.P. Morgan, dated as of May 4, 2022, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Black Knight’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s opinion was addressed to the Black Knight board (in its capacity as such) in connection with and for the purposes of its evaluation of the merger, was directed only to the Aggregate Consideration to be paid to the holders of Black Knight common stock in the merger and did not address any other aspect of the merger. J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the merger to the holders of any other class of securities, creditors or other constituencies of Black Knight, or as to the underlying decision by Black Knight to engage in the merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. J.P. Morgan’s opinion is not a recommendation to any stockholder of Black Knight as to how such stockholder should vote with respect to the merger proposal or any other matter. For a description of the opinion that the Black Knight board received from J.P. Morgan, see “The Merger—Opinion of Black Knight’s Financial Advisor” beginning on page  64 of this proxy statement/prospectus.

Information About the Special Meeting (Page 47)

The special meeting will be held virtually on September 21, 2022 at www.virtualshareholdermeeting.com/BKI2022SM, at 11:00 a.m. eastern time. At the special meeting, holders of Black Knight common stock will be asked to vote on the following matters:

•	approval of the merger proposal;

•	approval of the compensation proposal; and

•	approval of the adjournment proposal.

You may vote at the special meeting if you owned shares of Black Knight common stock at the close of business on August 12, 2022. On that date, there were 156,040,493 shares of Black Knight common stock outstanding (including 1,547,995 unvested restricted stock awards), approximately 3.3% of which were owned and entitled to be voted by Black Knight directors and executive officers and their affiliates. Black Knight currently expects that Black Knight’s directors and executive officers will vote their shares in favor of the merger and the other proposals to be considered at the special meeting, although none of them has entered into any agreements obligating them to do so.

The merger proposal will be approved if the holders of a majority of the outstanding shares of Black Knight common stock entitled to vote at the special meeting vote in favor of the merger proposal. The compensation proposal and the adjournment proposal will each be approved if a majority of the shares of Black Knight common stock present or represented by proxy and entitled to vote at the special meeting are voted in favor of that proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the special meeting via the special meeting website or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the merger proposal, it will have the same effect as a vote “AGAINST” the merger proposal. If you mark “ABSTAIN” on your proxy with respect to the compensation proposal or the adjournment proposal, it will have the same effect as a vote “AGAINST” such proposal. If you fail to submit a proxy or vote at the special meeting via the special meeting website or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the compensation proposal or the adjournment proposal, it will have no effect on that proposal.

Interests of Black Knight’s Directors and Executive Officers in the Merger (Page 73)

In considering the recommendation of the Black Knight board with respect to the merger, Black Knight’s stockholders should be aware that the directors and executive officers of Black Knight may have certain interests in the merger that are different from, or in addition to, the interests of Black Knight stockholders generally. The Black Knight board was aware of these interests and considered them, among other matters, in making its recommendation that Black Knight’s stockholders vote to approve the merger proposal, the compensation proposal and the adjournment proposal. These interests include, among others, the following:

•

Each of Black Knight’s executive officers holds outstanding Black Knight restricted stock awards that will be converted into ICE restricted stock awards with any applicable “performance restriction” deemed satisfied. All such converted restricted stock awards will remain subject to “double-trigger” vesting upon a termination without cause or for good reason following the merger effective time. Using the assumptions described in “The Merger—Interests of Black Knight’s Directors and Executive Officers in the Merger” beginning on page 73 of this proxy statement/prospectus, the aggregate amount that Black Knight’s executive officers may receive upon a qualifying termination in connection with the merger with respect to their outstanding Black Knight restricted stock awards is $35,188,640;

•	Outstanding Black Knight restricted stock awards and Black Knight RSU awards held by Black Knight’s non-employee directors and the Chairman Emeritus will vest at the merger effective time;

•

Messrs. Jabbour, Nackashi and Larsen hold unvested Class B units of Optimal Blue Holdco, LLC, which we refer to as “Optimal Blue,” a subsidiary of Black Knight. The merger will constitute a “Black Knight Change of Control” under Optimal Blue’s LLC agreement and give all holders the right to elect that Optimal Blue redeem their vested and unvested Class B units concurrently with the merger. Using the assumptions described in “The Merger—Interests of Black Knight’s Directors and Executive Officers in the Merger” beginning on page 73 of this proxy statement/prospectus, the aggregate amount that Black Knight’s executive officers may receive if all such officers elected to redeem their unvested Class B units of Optimal Blue as of August 12, 2022 is $34,593,300;

•

All matching credits with respect to participant contributions made to the Black Knight ESPP prior to closing will accelerate (disregarding the holding period or any applicable restrictions or limitations) and become payable in cash to participants, including the executive officers, at the merger effective time. As of August 12, 2022, the aggregate amount of the executive officers’ matching credits that would be accelerated if the merger effective time occurred on that same date was $147,208;

•

Black Knight’s executive officers are party to employment agreements that provide for severance payments and benefits in connection with a qualifying termination of employment. Using the assumptions described in “The Merger—Interests of Black Knight’s Directors and Executive Officers in the Merger” beginning on page 73 of this proxy statement/prospectus, the aggregate amount that Black Knight’s executive officers may receive if all such officers experienced a qualifying termination as of August 12, 2022 is $14,600,080;

•

Black Knight will determine pro-rated annual incentive payments to be made under the Black Knight annual bonus programs for the portion of the fiscal year that has elapsed as of the merger effective time, which will be paid in the first quarter of the following calendar year subject to an executive officer’s continued employment through the payment date (unless a severance qualifying termination occurs prior to such payment date);

•

In accordance with the preexisting terms of his employment agreement and the terms of the merger agreement, the Compensation Committee may determine to pay Mr. Jabbour a discretionary bonus in the amount of $40 million in connection with the sale of Black Knight, subject to terms and conditions to be established by the Compensation Committee; and

•

Black Knight’s directors and executive officers are entitled to continued indemnification and directors’ and officers’ liability insurance and fiduciary liability insurance coverage pursuant to terms of the merger agreement.

For more information, see “The Merger—Background of the Merger” beginning on page 56 of this proxy statement/prospectus and “The Merger—Black Knight’s Reasons for the Merger; Recommendation of the Black Knight Board of Directors” beginning on page 60 of this proxy statement/prospectus. These interests are described in more detail below, and certain of them are quantified in the narrative and in “The Merger—Interests of Black Knight’s Directors and Executive Officers in the Merger” beginning on page 73 of this proxy statement/prospectus.

Regulatory Approvals (Page 79)

Under the HSR Act and related rules, certain transactions, including the merger, may not be completed until notifications have been given and information furnished to the Antitrust Division of the United States Department of Justice, which we refer to as the “Antitrust Division,” and the United States Federal Trade Commission, which we refer to as the “FTC,” and all statutory waiting period requirements have been satisfied. Completion of the merger is subject to the expiration or earlier termination of the applicable waiting period under the HSR Act. ICE and Black Knight each filed their respective HSR Act notification forms on May 18, 2022. On June 17, 2022, the parties each received a Request for Additional Information and Documentary Material, which we refer to as a “Second Request,” from the FTC with respect to the merger. Accordingly, the HSR waiting period will expire 30 days after ICE and Black Knight each certify their substantial compliance with the Second Request, unless earlier terminated by the FTC or extended by agreement of the parties or court order.

At any time before or after the completion of the merger, and notwithstanding the termination of applicable waiting periods, the applicable U.S. antitrust authorities or any state attorney general could take such action under the antitrust laws as any such party deems necessary or desirable in the public interest. In addition, in some circumstances, a third party could initiate a private action under antitrust laws challenging, seeking to enjoin, or seeking to impose conditions on the merger.

There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful. ICE and Black Knight may not prevail and may incur significant costs in defending or settling any such action.

See “The Merger—Regulatory Approvals” beginning on page 79 of this proxy statement/prospectus.

Conditions to the Merger (Page 104)

In addition to the receipt of the Black Knight stockholder approval, and the expiration or early termination of the waiting period applicable to the consummation of the merger under the HSR Act, each party’s obligation to complete the merger is also subject to the satisfaction or waiver (to the extent permitted under applicable law) of certain other customary conditions, including the following: the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part (and the absence of any stop order, or proceedings seeking a stop order, by the SEC); approval for listing on the NYSE of the shares of ICE common stock to be issued in the merger; the absence of any Restraint that is in effect and restrains, enjoins or otherwise prohibits the consummation of the merger; the accuracy of the other party’s representations and warranties in the merger agreement (subject to the materiality standards set forth in the merger agreement); compliance by the other party in all material respects with its obligations required to be performed or complied with under the merger agreement by the time of the merger closing; there not having occurred since the date of the merger agreement an event that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the other party; and delivery of officer certificates by the other party certifying satisfaction of certain of the conditions described above.

Timing of the Merger (Page 80)

The parties currently expect the transaction to be completed by the first half of calendar year 2023. Neither ICE nor Black Knight can predict, however, the actual date on which the transaction will be completed, or if the merger will be completed at all, because completion of the merger is subject to conditions beyond each company’s control, including obtaining regulatory clearance. See “The Merger Agreement—Conditions to the Merger” beginning on page 104 of this proxy statement/prospectus.

No Solicitation (Page 99)

As more fully described in this proxy statement/prospectus and in the merger agreement, and subject to certain exceptions, Black Knight has agreed not to solicit alternative takeover proposals, engage in discussions with third parties regarding alternative takeover proposals or change its recommendation to its stockholders in favor of the merger.

In the event Black Knight receives an unsolicited takeover proposal from a third party prior to obtaining the Black Knight stockholder approval and Black Knight’s board determines in good faith that the takeover proposal constitutes, or would reasonably be expected to result in, a superior proposal (as defined in “The Merger Agreement—No Solicitation” beginning on page 99 of this proxy statement/prospectus), Black Knight may provide information to, and engage in discussions and negotiations with, the person making the takeover proposal.

Prior to obtaining the Black Knight stockholder approval, the Black Knight board has the right, in connection with (i) the receipt of a superior proposal or (ii) an intervening event (as defined in “The Merger Agreement—Adverse Recommendation Change; Certain Prohibited Actions” beginning on page 100 of this proxy statement/prospectus), to change its recommendation in favor of the merger or, in the case of a superior proposal, to terminate the merger agreement, in each case, subject to complying with notice requirements and other specified conditions (including giving ICE the opportunity to propose changes to the merger agreement in response to such superior proposal or intervening event, as applicable), if the Black Knight board determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under applicable law.

For more information, please see “The Merger Agreement—No Solicitation” beginning on page 99 of this proxy statement/prospectus.

Termination of the Merger Agreement (Page 106)

The merger agreement may be terminated by mutual written consent of ICE and Black Knight at any time prior to the completion of the merger. In addition, the merger agreement may be terminated as follows:

•	by either ICE or Black Knight if:

•

the merger has not been completed on or before May 4, 2023, subject to two automatic extensions of three months each, to August 4, 2023 and to November 4, 2023, respectively (which date, including as so extended, we refer to as the “outside date”), if clearance under the HSR Act (or a Restraint under U.S. antitrust laws) remains outstanding and all other conditions to the completion of the merger are satisfied (or in the case of conditions that by their terms are to be satisfied at the closing, are capable of being satisfied if the closing were to occur on that date) or waived at each extension date; provided that this right to terminate the merger agreement will not be available to a party if the failure of that party (and in the case of ICE, Sub) to perform any of its obligations under the merger agreement has been a principal cause of or resulted in the failure of the merger to be consummated on or before that date;

•

any Restraint that restrains, enjoins or otherwise prohibits the consummation of the merger has become final and nonappealable, so long as (i) the party seeking to terminate the merger agreement has provided the other parties with three business days’ prior written notice of its intent to terminate the merger agreement and (ii) the Restraint was not principally due to a failure by the terminating party to perform any of its obligations under the merger agreement;

•	the Black Knight stockholder approval has not been obtained at the special meeting or at any adjournment or postponement of the special meeting at which a vote on the merger agreement is taken; or

•

the other party has breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in the merger agreement, which breach or failure to perform would result in the failure of a condition related to the accuracy of the other party’s representations and warranties or performance of covenants or agreements in the merger agreement, and the breach cannot be cured prior to the outside date or has not been cured within 30 days after notice to the other party of the breach; provided that this right to terminate the merger agreement will not be available to a party if that terminating party (and, in the case of ICE, Sub) is then in breach of any of its representations, warranties, covenants or agreements set forth in the merger agreement, which breach would give rise to the failure of a condition related to the accuracy of such party’s representations and warranties or performance of covenants or agreements in the merger agreement;

•

by Black Knight, prior to the receipt of the Black Knight stockholder approval, if Black Knight enters into a definitive agreement with respect to a superior proposal, as described further in “The Merger Agreement—Covenants and Agreements” and “The Merger Agreement—No Solicitation” beginning on pages 94 and 99, respectively, of this proxy statement/prospectus, provided that Black Knight pays to ICE a termination fee prior to or concurrently with the termination; or

•

by ICE, prior to the receipt of the Black Knight stockholder approval, if (1) the Black Knight board fails to include in the proxy statement the recommendation of the Black Knight board that Black Knight stockholders adopt the merger agreement, which we refer to as the “Black Knight board recommendation,” or otherwise makes an adverse recommendation change (as defined in “The Merger Agreement—Stockholder Meeting and Board Recommendation” beginning on page 97 of this proxy statement/prospectus), or (2) Black Knight fails to hold a meeting of its stockholders to adopt the merger agreement in material breach of its obligations under the merger agreement.

If the merger agreement is terminated as described above, the merger agreement will be void and of no effect, without liability on the part of any party, and each party’s rights and obligations will cease, subject to certain exceptions, including that:

•

no termination will relieve any party of any liability or damages resulting from fraud or any willful breach (as defined in “The Merger Agreement—Effect of Termination” beginning on page 107 of this proxy statement/prospectus) of any of its representations, warranties, covenants or agreements set forth in the merger agreement, in which case the aggrieved party will be entitled to all rights and remedies available at law or in equity, including liability for damages (taking into account all relevant factors, including the loss of benefit of the merger to the aggrieved party, the lost stockholder premium (if the aggrieved party is Black Knight) and any benefit to the breaching party or its stockholders arising from the fraud or breach); provided that, without limiting the parties’ rights to pursue specific performance in accordance with the terms of the merger agreement, in the event that the merger agreement is terminated in circumstances where a termination fee is payable and the termination fee is actually paid, the payment to the party entitled to receive the applicable termination fee (together with any collection expenses) will be the sole and exclusive remedy of that party; and

•

the confidentiality letter agreement entered into by ICE and Black Knight in connection with entering into the merger, and the provisions of the merger agreement with respect to certain indemnification and reimbursement obligations, will survive any termination of the merger agreement.

Termination Fees and Expense Reimbursement (Page 107)

The merger agreement provides for the payment of a termination fee of $398,000,000 by Black Knight to ICE under the following circumstances:

•	a Black Knight termination to enter into an alternative acquisition agreement providing for a superior proposal has occurred;

•

(A) after the date of the merger agreement, a takeover proposal is publicly made to Black Knight or directly made to Black Knight stockholders generally or otherwise becomes publicly known; (B) thereafter, the merger agreement is terminated (1) by either Black Knight or ICE because Black Knight stockholders failed to approve the merger proposal, (2) by either Black Knight or ICE if the merger is not consummated by the outside date and the Black Knight stockholders’ meeting has not been held by that date, or (3) by ICE if an ICE termination for a Black Knight breach of the merger agreement has occurred (and at the time of termination, the Black Knight stockholder approval has not yet been obtained); and (C) within 12 months after the termination, Black Knight enters into a definitive agreement to consummate or consummates the transactions contemplated by any takeover proposal (with the term “takeover proposal” for purposes of this bullet having the meaning described in “The Merger Agreement—No Solicitation” beginning on page 99 of this proxy statement/prospectus, except that all references to 15% therein will instead be deemed to be references to 50%); or

•

ICE terminates the merger agreement prior to the receipt of the Black Knight stockholder approval because (i) the Black Knight board failed to include the Black Knight board recommendation in this proxy statement/prospectus or an adverse recommendation change has otherwise occurred or (ii) Black Knight failed to hold the Black Knight stockholders’ meeting in material breach of its obligations under the merger agreement.

The merger agreement provides for the payment of a termination fee of $725,000,000 by ICE to Black Knight under the following circumstances:

•	the merger agreement is terminated by Black Knight or ICE following the occurrence of the outside date, a willful breach by Black Knight of its obligations under the merger agreement relating to obtaining antitrust clearance for the merger has not been the primary cause of one or more of the conditions to closing relating to the receipt of clearance under the HSR Act or the absence of any Restraint (to the extent the Restraint relates to a U.S. antitrust law) to not be satisfied, and at the time of termination the conditions to closing in favor of ICE (other than those relating to the receipt of clearance under the HSR Act, and the absence of any Restraint relating to a U.S. antitrust law prohibiting or enjoining the closing) have been satisfied or waived (or in the case of conditions that by their terms are to be satisfied at the closing, are capable of being satisfied if the closing were to occur on that date), other than those conditions the failure of which to be satisfied is primarily attributable to a breach by ICE or Sub of their representations, warranties, covenants or agreements contained in the merger agreement; or

•

the merger agreement is terminated by Black Knight or ICE because a Restraint relating to a U.S. antitrust law prohibiting or enjoining the closing has become final and non-appealable, and, at the time of the termination, a willful breach by Black Knight of its obligations under the merger agreement relating to obtaining antitrust clearance for the merger has not been the primary cause of the Restraint or its imposition.

The merger agreement provides that in no event will a party be required to pay a termination fee on more than one occasion.

In addition to the termination fees described above, the merger agreement provides that if the merger agreement is terminated by ICE or Black Knight due to failure of Black Knight to obtain the Black Knight stockholder approval, Black Knight will pay ICE the reasonable and documented out-of-pocket costs and expenses incurred by ICE and Sub in connection with the merger in an amount not to exceed $40 million. Payment of the expense reimbursements by Black Knight will not affect ICE’s right to receive any applicable termination fee, but will reduce on a dollar-for-dollar basis any termination fee that becomes payable by Black Knight.

For more information, please see “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fees and Expense Reimbursement” beginning on pages 106 and 107, respectively, of this proxy statement/prospectus.

Appraisal Rights (Page 149)

Under the DGCL, if the merger is completed, record holders of Black Knight common stock who do not vote in favor of the merger proposal and who otherwise properly exercise and perfect their appraisal rights will be entitled to seek appraisal for, and obtain payment in cash for the judicially determined fair value of, their shares of Black Knight common stock, in lieu of receiving the merger consideration. The “fair value” could be higher or lower than, or the same as, the merger consideration. The relevant provisions of the DGCL are included as Annex C to this proxy statement/prospectus. Black Knight stockholders are encouraged to read these provisions carefully and in their entirety. Moreover, due to the complexity of the procedures for exercising and perfecting the right to seek appraisal, Black Knight stockholders who are considering exercising and perfecting that right are encouraged to seek the advice of legal counsel. Failure to comply strictly with these provisions may result in loss of the right of appraisal. The stockholders of ICE are not entitled to appraisal of their shares or dissenters’ rights with respect to the merger in connection with the merger under Delaware law. For a more complete description of Black Knight stockholders’ appraisal rights, see “Appraisal Rights” beginning on page 149 of this proxy statement/prospectus.

Accounting Treatment (Page 80)

ICE prepares its financial statements in accordance with accounting principles generally accepted in the United States of America, which we refer to as “GAAP.” The merger will be accounted for using the acquisition method of accounting. ICE will be treated as the acquirer for accounting purposes.

Material United States Federal Income Tax Consequences (Page 111)

The exchange of shares of Black Knight common stock for the merger consideration pursuant to the merger will be a taxable transaction for United States federal income tax purposes. In general, for United States federal income tax purposes, a U.S. holder (as defined in “Material United States Federal Income Tax Consequences” beginning on page 111 of this proxy statement/prospectus) who receives the merger consideration in exchange for that U.S. holder’s shares of Black Knight common stock will generally recognize gain or loss equal to the difference, if any, between (i) the sum of the cash (including cash in lieu of any fractional share of ICE common stock) and the fair market value of the ICE common stock received by that U.S. holder in the merger and (ii) that U.S. holder’s adjusted tax basis in the Black Knight common stock exchanged therefor. With respect to a Black Knight stockholder that is a non-U.S. holder (as defined in “Material United States Federal Income Tax Consequences” beginning on page 111 of this proxy statement/prospectus), subject to the discussion below regarding potential withholding, the exchange of Black Knight common stock for the merger consideration pursuant to the merger generally will not result in tax to that non-U.S. holder under United States federal income tax laws unless that non-U.S. holder has certain connections with the United States.

In certain circumstances, a holder of shares of Black Knight common stock could be treated as receiving a dividend in an amount up to the cash consideration received by that holder in the merger. As a result of the possibility of that deemed dividend treatment, a non-U.S. holder of shares of Black Knight common stock may be subject to United States withholding tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) with respect to the cash consideration received in the merger.

For a more detailed description of the United States federal income tax consequences of the merger, please see “Material United States Federal Income Tax Consequences” beginning on page 111 of this proxy statement/prospectus.

The United States federal income tax consequences of the merger to a particular holder of Black Knight common stock will depend on that holder’s individual situation. Holders of Black Knight common stock should consult their own tax advisors for a full understanding of the particular United States federal, state, local and non-United States tax consequences of the merger to them.

Comparison of Stockholder Rights (Page 136)

The rights of Black Knight stockholders are governed by the Black Knight charter, the Black Knight bylaws and Delaware corporate law. To the extent you receive any stock consideration in the merger, your rights as a stockholder of ICE will be governed by the ICE charter, the ICE bylaws and Delaware corporate law. Your rights under the ICE charter and the ICE bylaws will differ in some respects from your rights under the Black Knight charter and the Black Knight bylaws. For more detailed information regarding a comparison of your rights as a stockholder of Black Knight and ICE, see “Comparison of Stockholder Rights” beginning on page 136 of this proxy statement/prospectus.

Listing of ICE Common Stock; Delisting and Deregistration of Black Knight Common Stock (Page 80)

The shares of ICE common stock to be issued in the merger will be listed for trading on the NYSE. Following the merger, Black Knight common stock will be delisted from the NYSE and deregistered under the Exchange Act.

Litigation Relating to the Merger (Page 80)

In connection with the merger, one complaint has been filed in federal court by a purported Black Knight stockholder against Black Knight and the members of the Black Knight board. The complaint asserts federal securities claims under Sections 14(a) and 20(a) of the Exchange Act, alleging that certain disclosures regarding the merger in the preliminary proxy statement/prospectus are materially false and misleading. The complaint seeks an injunction barring the merger, rescissory damages in the event the merger has been consummated, other unspecified damages and payment of the plaintiff’s costs and disbursements, including attorneys’ fees and expenses. Black Knight and ICE believe that the claims asserted in the complaint are meritless. For a more detailed description of litigation in connection with the merger, see “The Merger—Litigation Relating to the Merger” beginning on page 80 of this proxy statement/prospectus.

Risk Factors (Page 34)

You should consider all the information contained in or incorporated by reference into this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should consider the factors described in “Risk Factors” beginning on page 34 of this proxy statement/prospectus.

COMPARATIVE MARKET PRICE DATA

The following table presents the closing prices of Black Knight common stock and ICE common stock on May 2, 2022, two trading days before the date of the public announcement of the merger agreement, and August 12, 2022, the last practicable trading day prior to the date of this proxy statement/prospectus. The table also presents the prices of ICE common stock on each of May 2, 2022 and August 12, 2022, each calculated based on the average of the volume weighted averages of the trading prices of ICE common stock on each of the ten consecutive trading days ending on (and including) such date. The table also shows the estimated implied value of the merger consideration for each share of Black Knight common stock on the relevant date, calculated by multiplying the average of the volume weighted averages of the trading prices of ICE common stock on each of the ten consecutive trading days ending on (and including) those dates by 0.1440 and adding $68.00, representing the approximate value that Black Knight stockholders will be entitled to receive in exchange for each share of Black Knight common stock they hold at the merger effective time.

	ICE Closing Price	10-Day Average ICE VWAP	Black Knight Closing Price	Implied Value of Merger Consideration
May 2, 2022	$113.48	$118.34	$63.83	$85.04
August 12, 2022	109.68	104.80	67.14	83.09

The above table shows only historical comparisons. These comparisons may not provide meaningful information to Black Knight stockholders in determining whether to approve the merger agreement because the value of the merger consideration will fluctuate with the market price of ICE common stock and will be determined based on the average of the volume weighted averages of the trading prices of ICE common stock on each of the ten consecutive trading days ending on (and including) the trading day that is three trading days prior to the date on which the merger effective time occurs. As a result, Black Knight stockholders are urged to obtain current market quotations for shares of ICE common stock and Black Knight common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus in considering whether to approve the merger proposal. The market prices of ICE common stock and Black Knight common stock will fluctuate between the date of this proxy statement/prospectus and the date of completion of the merger. No assurance can be given concerning the market prices of Black Knight common stock or ICE common stock before or after the merger effective time.

FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus, including information included or incorporated by reference into this proxy statement/prospectus, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including but not limited to ICE’s and/or Black Knight’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements may be introduced by or contain terminology such as “may,” “will,” “should,” “could,” “would,” “targets,” “goal,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the antonyms of these terms or other comparable terminology. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and neither ICE nor Black Knight assumes any duty to update forward-looking statements except as may be required by law. Actual results may differ materially from forward-looking statements or historical performance. In addition to factors previously disclosed in ICE’s and Black Knight’s reports filed with the SEC and those identified elsewhere in this proxy statement/prospectus, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:

•

the ability to obtain regulatory approvals (and the timing of such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect Black Knight or ICE or the expected benefits of the merger) and meet other closing conditions to the merger, including approval by Black Knight stockholders, and the possibility that the merger does not close when expected or at all because such conditions to closing are not satisfied on a timely basis or at all;

•	any delay in closing the merger;

•	an inability to complete the merger, or changes in the current anticipated timeframe, terms or manner of the proposed merger;

•	the outcome of any legal proceedings that may be instituted against ICE or Black Knight;

•	the occurrence of any event, change or other circumstance that could give rise to the right of one or both parties to terminate the merger agreement;

•

the ability to complete the merger, realize the anticipated cost savings and synergies of the merger, and successfully integrate Black Knight with the ICE Mortgage Technology business without material delay, higher than anticipated costs or difficulty or loss of key personnel;

•

the estimate of the total addressable market for mortgage technology, including the estimate of the increase in ICE’s total addressable market as a result of the merger, and other industry projections;

•	the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction;

•	the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	the risks relating to diversion of management’s attention from ongoing business operations and opportunities;

•	the restrictions during the pendency of the proposed transaction that may impact the ability of Black Knight or ICE to pursue certain business opportunities or strategic transactions;

•	the risk of business disruption following the merger;

•

the ability to execute growth strategies, identify and effectively pursue, implement and integrate acquisitions and strategic alliances and realize the synergies and benefits of such transactions within the expected time frame;

•	the inability to retain existing Black Knight or ICE customers and employees prior to or following the closing of the merger;

•	any actual or anticipated increase in inflation;

•	the impacts of the COVID-19 pandemic on ICE’s and Black Knight’s businesses, results of operations and financial condition as well as the broader business environment;

•

conditions in global financial markets, domestic and international economic and social conditions, inflation, political uncertainty and discord, geopolitical events or conflicts, international trade policies and sanctions laws; and

•	management’s ability to identify and manage these and other risks.

For any forward-looking statements made in this proxy statement/prospectus or in any documents incorporated by reference into this proxy statement/prospectus, ICE and Black Knight claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, which we refer to as the “Securities Act,” and Section 21E of the Exchange Act. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus or the date of the applicable document incorporated by reference into this proxy statement/prospectus. ICE and Black Knight undertake no obligation to update or revise any forward-looking statements, even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law. As a result of these risks and others, actual results could vary significantly from those anticipated in forward-looking statements, and the financial condition and results of operations of ICE and/or Black Knight could be materially adversely affected. Annualized, pro forma, projected, hypothetical and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Consequently, all of the forward-looking statements made by ICE or Black Knight contained or incorporated by reference in this proxy statement/prospectus are qualified by factors, risks and uncertainties, including, but not limited to, those set forth in “Risk Factors” beginning on page 34 of this proxy statement/prospectus and those set forth under the headings “Forward-Looking Statements” and “Risk Factors” in ICE’s annual and quarterly reports and the headings “Statement Regarding Forward-Looking Information,” and “Risk Factors” in Black Knight’s annual and quarterly reports and other filings with the SEC that are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 156 of this proxy statement/prospectus.

ICE and Black Knight expressly qualify in their entirety all forward-looking statements attributable to either of them or any person acting on their behalf by the cautionary statements contained or referred to in this proxy statement/prospectus.

RISK FACTORS

In addition to the other information included and incorporated by reference into this proxy statement/prospectus, including, among other things, the matters addressed in “Forward-Looking Statements” beginning on page 32 of this proxy statement/prospectus, Black Knight stockholders should carefully consider the following risk factors before deciding whether to vote in favor of the merger proposal. In addition, you should read and consider the risks associated with each of the businesses of ICE and Black Knight because these risks will relate to the combined company following the completion of the merger. Descriptions of some of these risks can be found in the ICE Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and the Black Knight Annual Report on Form 10-K for the fiscal year ended December 31, 2021, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference into this proxy statement/prospectus. You should also consider the other information in this document and the other documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 156 of this proxy statement/prospectus.

Risks Related to the Merger

The merger will not be completed unless important conditions are satisfied or waived, including approval of the merger agreement by Black Knight’s stockholders.

Specified conditions set forth in the merger agreement must be satisfied or waived to complete the merger. If the conditions are not satisfied or, to the extent permitted by law, waived, the merger will not occur or will be delayed, and Black Knight and ICE may lose some or all of the intended benefits of the merger. The following conditions must be satisfied or, to the extent permitted by law, waived before Black Knight and ICE are obligated to complete the merger: (i) the adoption of the merger agreement by the affirmative vote of holders of a majority of the outstanding shares of Black Knight common stock entitled to vote thereon at the special meeting, (ii) the expiration or early termination of the waiting period applicable to the consummation of the merger under the HSR Act, (iii) the absence of any Restraint that is in effect and restrains, enjoins or otherwise prohibits the consummation of the merger, (iv) the effectiveness of the registration statement on Form S-4 filed by ICE to register the shares of ICE common stock to be issued in the merger, (v) approval for listing on the NYSE of the shares of ICE common stock to be issued in the merger, (vi) compliance by ICE and Black Knight in all material respects with their respective obligations under the merger agreement that are required to be performed or complied with by the time of the closing and (vii) subject in most cases to exceptions that do not rise to the level of a Material Adverse Effect or a Parent Material Adverse Effect (each as defined in the merger agreement), the accuracy of representations and warranties made by Black Knight and ICE, respectively, in the merger agreement. The respective obligations of Black Knight and ICE to consummate the merger are also subject to there not having occurred since the date of the merger agreement an event that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or a Material Adverse Effect, respectively.

The failure to satisfy all of the required conditions could delay the completion of the merger for a significant period of time or prevent it from occurring at all. Any delay in completing the merger could cause ICE not to realize some or all of the benefits, or realize them on a different timeline than expected, that ICE expects to achieve if the merger is successfully completed within the expected timeframe. There can be no assurance that the conditions to the closing of the merger will be satisfied or waived or that the merger will be completed. Also, subject to limited exceptions, either ICE or Black Knight may terminate the merger agreement, if the merger has not been consummated on or before May 4, 2023, subject to two automatic extensions of three months each, to August 4, 2023 and to November 4, 2023, respectively, if clearance under the HSR Act (or a Restraint under U.S. antitrust laws) remains outstanding and all other conditions to closing are satisfied (or in the case of conditions that by their terms are to be satisfied at the closing, are capable of being satisfied if the closing were to occur on such date) at each extension date.

If the merger is not completed, each of Black Knight’s and ICE’s ongoing businesses, financial condition, financial results and stock price may be materially and adversely affected and, without realizing any of the benefits of having completed the merger, Black Knight and ICE will be subject to a number of risks, including the following:

•	the market price of Black Knight common stock or ICE common stock could decline to the extent the current market price reflects an assumption that the merger will be completed;

•	Black Knight or ICE could owe a termination fee to the other party under certain circumstances;

•

if the Black Knight board seeks another business combination, Black Knight stockholders cannot be certain that Black Knight will be able to find a party willing to enter into a transaction on terms equivalent to or more attractive than the terms that ICE has agreed to in the merger agreement;

•	time and financial and other resources committed by Black Knight’s and ICE’s management to matters relating to the merger could otherwise have been devoted to pursuing other beneficial opportunities;

•	Black Knight or ICE may experience negative reactions from the financial markets or from their customers, suppliers or employees;

•

current and prospective employees of Black Knight and ICE may experience uncertainty about their roles following the completion of the merger, which may have an adverse effect on the ability of each of Black Knight and ICE to attract or retain key management and other key personnel;

•

Black Knight and ICE will be required to pay costs relating to the merger, such as legal, accounting, financial advisory, financing (including the redemption by ICE of $5 billion of bonds at 101% of par value) and printing fees; and

•

Black Knight or ICE could be subject to litigation related to any failure to complete the merger or related to any enforcement proceeding commenced against Black Knight or ICE to perform its obligations under the merger agreement.

Similarly, delays in the completion of the merger could, among other things, result in additional transaction costs, loss of revenue or other negative effects associated with uncertainty about completion of the merger and could materially and adversely impact each of Black Knight’s and ICE’s ongoing businesses, financial condition, financial results and stock price following the completion of the merger.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated, that could have an adverse effect on ICE following the merger or that are otherwise unacceptable to ICE.

Completion of the merger is conditioned on, among other things, the expiration or early termination of the waiting period applicable to the consummation of the merger under the HSR Act. There can be no assurance that this condition to the completion of the merger will be satisfied on a timely basis or at all and there can be no assurance that, if regulatory approvals are granted, they will not result in the imposition of conditions, limitations, obligations or restrictions that have the effect of preventing the completion of any of the transactions contemplated by the merger agreement, imposing additional material costs on or materially limiting the revenues of ICE following the merger or otherwise reducing the anticipated benefits of the merger, or result in the delay or abandonment of the merger.

Under the merger agreement, Black Knight and ICE have agreed to use their respective reasonable best efforts to cause the transactions contemplated by the merger agreement to be consummated as soon as practicable and to obtain all approvals from any governmental entity or third party that are necessary, proper or advisable to consummate the merger. In particular, each party has agreed to use its reasonable best efforts to take promptly any and all steps necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under U.S. antitrust laws so as to enable the parties to close the merger as soon as practicable.

Under the merger agreement, ICE is not obligated to agree to any structural or behavioral remedy that any government entity may seek to impose. There can be no assurance that regulators will not seek to impose any terms, conditions, limitations, obligations or costs, or restrictions (including a duty to agree to structural or behavioral relief) on the conduct of ICE’s business following the completion of the merger (which would include Black Knight’s business) or otherwise require changes to the terms of the transactions contemplated by the merger agreement, or that such conditions, limitations, obligations or restrictions would not have the effect of preventing or delaying the completion of any of the transactions contemplated by the merger agreement, imposing additional material costs on or materially limiting the revenues of ICE following the merger or otherwise reduce the anticipated benefits of the merger if the merger were consummated successfully within the expected timeframe.

In addition, at any time before or after the completion of the merger, and notwithstanding the termination of applicable waiting periods, the applicable U.S. antitrust authorities or any state attorney general could take such action under the antitrust laws as any such party deems necessary or desirable in the public interest. Such action could include, among other things, seeking to enjoin the completion of the merger or seeking divestiture of substantial assets of the parties. In addition, in some circumstances, a third party could initiate a private action under antitrust laws challenging, seeking to enjoin, or seeking to impose conditions on the merger. Although ICE is not obligated under the merger agreement to litigate to defeat such efforts to enjoin the transaction contemplated by the merger agreement under U.S. antitrust laws, the parties, at ICE’s option, may engage in litigation to obtain the clearances, consents, approvals and waivers under U.S. antitrust laws so as to enable the parties to close the merger. ICE and Black Knight may not prevail and may incur significant costs in defending or settling any such action.

For a more detailed description of the regulatory review process, see “The Merger—Regulatory Approvals” beginning on page 79 of this proxy statement/prospectus.

Because the Share Ratio is fixed and the market price of ICE common stock will fluctuate prior to the closing of the merger, holders of Black Knight common stock cannot be certain of the market value of the consideration they will receive in the merger.

At the merger effective time, each share of Black Knight common stock issued and outstanding immediately prior to the effective time (other than Excluded Shares and Appraisal Shares) will be converted into the right to receive, at the election of the holder thereof, the following consideration (subject to proration in accordance with the terms of the merger agreement):

•

the Per Share Cash Consideration, being an amount in cash equal to the sum, rounded to the nearest one tenth of a cent, of (x) $68.00 plus (y) the product, rounded to the nearest one tenth of a cent, of the Share Ratio, being 0.1440, multiplied by the Closing 10-Day Average ICE VWAP, being the average of the volume weighted averages of the trading prices of ICE common stock on the NYSE on each of the ten consecutive trading days ending on (and including) the trading day that is three trading days prior to the date on which the merger effective time occurs;

•

the Per Share Stock Consideration, being a number of validly issued, fully paid and nonassessable shares of ICE common stock as is equal to the quotient, rounded to the nearest one ten thousandth, of (x) the Per Share Cash Consideration divided by (y) the Closing 10-Day Average ICE VWAP; or

•

if no election is made by such holder, such Per Share Stock Consideration or Per Share Cash Consideration as is determined in accordance with the proration mechanism described in “The Merger Agreement—Consideration to be Received in the Merger” beginning on page 82 of this proxy statement/prospectus.

The Share Ratio is fixed and will not be adjusted for changes in the market price of either ICE common stock or Black Knight common stock prior to completion of the merger, but the market price of ICE common stock will fluctuate prior to the closing of the merger. Accordingly, because the amount of the Per Share Cash Consideration is dependent on the Share Ratio multiplied by the Closing 10-Day Average ICE VWAP, and because the amount of the Per Share Stock Consideration is dependent on the amount of the Per Share Cash Consideration, changes in the price of ICE common stock prior to completion of the merger will affect the value of the consideration (whether the Per Share Cash Consideration or the Per Share Stock Consideration) that holders of Black Knight common stock will receive in the merger. Black Knight and ICE are not permitted to terminate the merger agreement as a result of any increase or decrease, in and of itself, in the market price of ICE common stock or Black Knight common stock.

There will be a lapse of time between the date on which Black Knight stockholders vote to adopt the merger agreement at the special meeting and the date on which Black Knight stockholders entitled to receive the merger consideration actually receive such consideration. The market value of ICE common stock will fluctuate during this period as a result of a variety of factors, including general market and economic conditions, regulatory considerations, including changes in U.S. monetary policy and its effect on global financial markets and on interest rates, changes in ICE’s or Black Knight’s businesses, operations and prospects, the global coronavirus pandemic and the related disruption to local, regional and global economic activity and financial markets, and the impact that any of the foregoing may have on ICE, Black Knight, or the customers or other constituencies of ICE or Black Knight, many of which factors are beyond ICE’s or Black Knight’s control. Therefore, at the time that Black Knight’s stockholders must decide whether to adopt the merger agreement at the special meeting, and at all times prior to the closing of the merger, they will not know the market value of the consideration to be received by holders of Black Knight common stock at the merger effective time.

Black Knight stockholders may receive a form of consideration different from what they elect.

The aggregate amount of cash to be paid to Black Knight stockholders is fixed at $10,505,000,000. As a result, if the cash elections are oversubscribed or undersubscribed, then adjustments will be made to the merger consideration to be paid to Black Knight stockholders to proportionately reduce the cash or stock amounts received by such holders, in the manner described in “The Merger Agreement—Consideration to be Received in the Merger” beginning on page 82 of this proxy statement/prospectus. To the extent that the number of outstanding shares of Black Knight common stock increases between the date of the merger agreement and the merger effective time, due to the vesting of stock-settled equity awards or as otherwise permitted by the merger agreement, the aggregate number of shares of ICE common stock to be issued as consideration in the merger will be increased accordingly, but the aggregate amount of cash to be paid as consideration will not change. Thus, Black Knight stockholders might receive a portion of their consideration in the form they did not elect. In addition, if the aggregate consideration to be paid to any holder of Black Knight common stock would result in such holder receiving a fractional share of ICE common stock, cash will be paid in lieu of the fractional share.

If you are a Black Knight stockholder and you tender your shares of Black Knight common stock to make an election, you will not be able to sell those shares, unless you revoke your election prior to the election deadline.

If you are a Black Knight stockholder and want to make a valid cash or stock election, you will be required to deliver your stock certificates or follow the procedures for guaranteed delivery (unless your shares are held in book-entry form, in which case you should follow the instructions set forth in the election form), and a properly completed and signed election form, accompanied by duly executed transmittal materials included in the election form, to the exchange agent. Because the actual election deadline is not currently known, ICE and Black Knight will issue a press release announcing the date of the election deadline at least five business days, but no more than 15 business days, before that deadline. For further details on the determination of the election deadline, see “The Merger Agreement—Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration” beginning on page 89 of this proxy statement/prospectus. The election deadline will be intended to be as near as practicable to two business days in advance of the closing date of the merger. You will not be able to sell any shares of Black Knight common stock that you have delivered as part of your election unless you revoke your election before the deadline by providing written notice to the exchange agent. If you do not revoke your election, you will not be able to liquidate your investment in Black Knight common stock for any reason until you receive cash and/or ICE common stock in the merger. In the time between the election deadline and the closing of the merger, the trading price of Black Knight common stock or ICE common stock may decrease, and you might otherwise want to sell your shares of Black Knight common stock to gain access to cash, make other investments, or reduce the potential for a decrease in the value of your investment. The date that you will receive your merger consideration will depend on the completion date of the merger, which is uncertain. The completion date of the merger might be later than expected due to unforeseen events.

The merger agreement limits Black Knight’s ability to pursue alternatives to the merger and may discourage other companies from trying to acquire Black Knight.

The merger agreement contains covenants that restrict Black Knight’s ability to, directly or indirectly, solicit, initiate, knowingly facilitate, knowingly encourage or knowingly induce any acquisition proposal, engage in any discussions or negotiations with any person relating to any takeover proposal, or provide any confidential or nonpublic information or data to any person relating to any takeover proposal, subject to certain exceptions. In addition, subject to certain exceptions, the Black Knight board is required to recommend that Black Knight stockholders adopt the merger agreement.

Further, even if the Black Knight board withdraws or qualifies its recommendation with respect to the adoption of the merger agreement, unless the merger agreement is terminated in accordance with its terms, Black Knight will still be required to submit the merger proposal to a vote at the special meeting. In addition, following receipt by Black Knight of any superior proposal, ICE will have an opportunity to offer to modify the terms of the merger agreement before the Black Knight board may withdraw or qualify its recommendation with respect to the merger agreement in favor of such superior proposal or terminate the merger agreement to enter into a definitive agreement providing for the superior proposal, as described further in “The Merger Agreement—Covenants and Agreements” and “The Merger Agreement—No Solicitation” beginning on pages 94 and 99, respectively, of this proxy statement/prospectus.

If the merger agreement is terminated under certain circumstances, Black Knight may be required to pay a termination fee of $398 million to ICE or Black Knight may be required to reimburse ICE for its reasonable and documented out-of-pocket costs and expenses incurred in connection with the merger agreement and the merger in an amount not to exceed $40 million.

While the parties believe these provisions are reasonable and customary and not preclusive of other offers, these provisions could discourage a potential third-party acquiror or merger partner that might have an interest in acquiring all or a significant portion of Black Knight or pursuing an alternative transaction from considering or proposing such a transaction, even if it were prepared to pay consideration with a higher per share value than the value proposed to be received in the merger.

If the merger agreement is terminated and Black Knight determines to seek another business combination, Black Knight may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the merger agreement.

The merger agreement may be terminated in accordance with its terms and the merger may not be completed, which could negatively affect ICE or Black Knight.

The merger agreement is subject to a number of conditions which must be satisfied or waived in order to complete the merger. For a summary of the conditions that must be satisfied or waived prior to completion of the merger, see “The Merger Agreement—Conditions to the Merger” beginning on page 104 of this proxy statement/prospectus. These conditions to the closing of the merger may not be satisfied in a timely manner or at all, and, accordingly, the merger may be delayed or may not be completed. In addition, if the merger is not completed by the outside date, either ICE or Black Knight may choose not to proceed with the merger, and the parties can mutually decide to terminate the merger agreement at any time, before or after receipt of the Black Knight stockholder approval. In addition, ICE and Black Knight may elect to terminate the merger agreement in certain other circumstances as set forth in the merger agreement.

If the merger agreement is terminated, there may be various consequences. For example, ICE’s or Black Knight’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of ICE’s or Black Knight’s common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. If the merger agreement is terminated under certain circumstances, ICE may be required to pay a termination fee of $725 million to Black Knight or Black Knight may be required to pay a termination fee of $398 million to ICE. In addition, if the merger agreement is terminated because Black Knight’s stockholders fail to approve the merger proposal at a duly convened meeting of Black Knight’s stockholders held for that purpose, Black Knight will be required to reimburse ICE for its reasonable and documented out-of-pocket costs and expenses incurred in connection with the merger agreement and the merger in an amount not to exceed $40 million. For further details on the payment of the termination fees, see “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fees and Expense Reimbursement” beginning on pages 106 and 107, respectively, of this proxy statement/prospectus.

ICE’s obligation to consummate the merger is not conditioned on the availability of financing to pay the cash portion of the merger consideration.

ICE intends to finance a portion of the merger consideration with a combination of available cash and permanent financing. To this end, on May 4, 2022, ICE entered into a financing commitment letter, which we refer to as the “debt commitment letter,” with Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC, for a 364-day senior unsecured bridge facility in an aggregate principal amount not to exceed $14.0 billion, consisting of a $8.225 billion tranche backstopping a combination of unsecured notes and operating internal cash generation prior to the effective time of the merger, a $3.775 billion tranche backstopping ICE’s existing revolving credit agreement and a $2.0 billion tranche backstopping a new delayed draw term loan facility. As of the date of this proxy statement/prospectus and in connection with the acquisition, ICE (i) has received net proceeds of approximately $7.91 billion from the offering of senior notes, of which approximately $4.96 billion will fund a portion of the merger consideration, (ii) has entered into a delayed draw term loan facility in an aggregate principal amount of $2.4 billion in committed financing pursuant to a new delayed draw term loan facility, (iii) has entered into amendments to its existing revolving credit facility to, among other things, increase the commitments thereunder to $3.9 billion and to backstop the ability to issue commercial paper under its commercial paper program and (iv) no longer has any commitments available under the bridge facility, as such commitments have been permanently terminated and replaced by a combination of permanent financing sources and internal cash generation. The ability to receive funds under ICE’s revolving credit facility and new delayed draw term loan facility are subject to its compliance with customary terms and conditions precedent for such borrowing as set forth in the debt commitment letter, including, among others, (i) the execution and delivery by ICE of definitive documentation consistent with the debt commitment letter, (ii) that the merger shall have been consummated substantially concurrently with the funding under such facilities substantially in accordance with the terms of the merger agreement, (iii) the absence of a material adverse effect on Black Knight since the date of the merger agreement and (iv) the absence of certain events of default. There is a risk that these conditions will not be satisfied and the debt financing may not be available when required.

In the event that the debt facilities described above are not available, there is a risk that alternative financing may not be available on acceptable terms, in a timely manner or at all. ICE’s obligation to consummate the merger is not conditioned upon the availability of financing. See “The Merger—Financing of the Merger and Treatment of Existing Debt” beginning on page 79 of this proxy statement/prospectus for more information.

The fairness opinion delivered by J.P. Morgan will not reflect changes in circumstances between the date of the merger agreement and the completion of the merger.

The opinion delivered by J.P. Morgan, Black Knight’s financial advisor, addresses the fairness of the aggregate merger consideration to be received by the holders of Black Knight common stock, from a financial point of view, to such holders only as of the date that the merger agreement was executed. The Black Knight board has not obtained an updated fairness opinion as of the date of this proxy statement/prospectus and Black Knight does not anticipate asking its financial advisor to update its opinion prior to the closing. Changes in the operations and prospects of ICE or Black Knight, general market and economic conditions and other factors that may be beyond their control, and on which the fairness opinion was based, may alter the value of ICE or Black Knight or the prices of shares of ICE common stock or Black Knight common stock by the time the merger is completed.

The opinion delivered by J.P. Morgan is included as Annex B to this proxy statement/prospectus. For a description of the opinion and a summary of the material financial analysis performed in connection with rendering such opinion, please refer to “The Merger—Opinion of Black Knight’s Financial Advisor” beginning on page 64 of this proxy statement/prospectus.

Each party is subject to business uncertainties and contractual restrictions while the merger is pending, which could adversely affect each party’s business and operations.

In connection with the pendency of the merger, it is possible that some customers, suppliers and other persons with whom ICE and/or Black Knight has a business relationship may delay or defer certain business decisions or decide to seek to terminate, change or renegotiate their relationships with ICE or Black Knight, as the case may be, as a result of the pending merger or otherwise, which could negatively affect ICE’s or Black Knight’s respective revenues, earnings and/or cash flows, as well as the market price of ICE common stock or Black Knight common stock, regardless of whether the merger is completed.

Under the terms of the merger agreement, Black Knight is subject to certain restrictions on the conduct of its business prior to completing the merger which may adversely affect its ability to execute certain of its business strategies, including the ability in certain cases to enter into or amend contracts, acquire or dispose of assets, incur indebtedness or incur capital expenditures. Such limitations could adversely affect Black Knight’s business and operations prior to the completion of the merger.

Under the terms of the merger agreement, ICE is subject to a more limited set of restrictions on the conduct of its business prior to completing the merger which may adversely affect its ability to execute certain of its business strategies, including the ability in certain cases to amend its organizational documents, pay dividends or distributions (subject to certain exceptions, including for regular quarterly cash dividends in the ordinary course consistent with past practice), or split, combine, or reclassify shares of ICE common stock. Such limitations could adversely affect ICE’s business and operations prior to the completion of the merger.

Each of the risks described above may be exacerbated by delays or other adverse developments with respect to the completion of the merger.

In addition, subject to certain exceptions, Black Knight has agreed to use reasonable best efforts to carry on its business in the ordinary course and, to the extent consistent therewith, to use reasonable best efforts to preserve substantially intact Black Knight’s current business organizations, to keep available the services of Black Knight’s current officers and employees and to preserve Black Knight’s relationships with significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with Black Knight, in each case, during the period between the date of the merger agreement and the closing of the merger.

For further discussion, see “The Merger Agreement—Covenants and Agreements—Conduct of Business of Black Knight” and “The Merger Agreement—Covenants and Agreements—Conduct of Business of ICE” beginning on pages 94 and 97, respectively, of this proxy statement/prospectus.

Completion of the merger will trigger change in control or other provisions in certain customer and other agreements to which Black Knight is a party, which may have an adverse impact on ICE’s business and results of operations following completion of the merger.

The completion of the merger will trigger change in control and other provisions in certain customer and other agreements to which Black Knight is a party. If ICE or Black Knight is unable to negotiate waivers of or consents under those provisions, customers or other counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages or equitable remedies. Even if ICE and Black Knight are able to negotiate consents or waivers, the customers or other counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Black Knight or the combined company. Any of the foregoing or similar developments may have an adverse impact on ICE’s business and results of operations following completion of the merger.

Uncertainties associated with the merger may cause a loss of management personnel and other key employees, which could adversely affect the future business and operations of ICE following completion of the merger.

Black Knight and ICE are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. ICE’s success after the completion of the merger will depend in part upon the ability of ICE to retain certain key management personnel and employees of Black Knight and ICE. Prior to completion of the merger, current and prospective employees of Black Knight and ICE may experience uncertainty about their roles within ICE following the completion of the merger, which may have an adverse effect on the ability of each of Black Knight and ICE to attract or retain key management and other key personnel. In addition, no assurance can be given that ICE, after the completion of the merger, will be able to attract or retain key management personnel and other key employees to the same extent that Black Knight and ICE have previously been able to attract or retain their own employees.

Litigation filed or that may be filed in connection with the merger could prevent or delay completion of the merger or otherwise negatively affect Black Knight’s and ICE’s businesses and operations.

Black Knight and ICE may incur costs in connection with the defense or settlement of stockholder or other lawsuits that have been filed or that may in the future be filed in connection with the merger. Such litigation could have an adverse effect on Black Knight’s and ICE’s financial condition and results of operations and could prevent or delay the completion of the merger.

In connection with the merger, one complaint has been filed in federal court by a purported Black Knight stockholder against Black Knight and the members of the Black Knight board. The defendants have not yet been served as of the date of this proxy statement/prospectus. The complaint alleges that certain disclosures made in the preliminary proxy are inadequate and purports to seek an injunction barring the merger, rescissory damages in the event the merger is consummated, other unspecified damages and payment of the plaintiff’s costs and disbursements, including attorneys’ fees and expenses. For a more detailed description of litigation in connection with the merger, see “The Merger—Litigation Relating to the Merger” beginning on page 80 of this proxy statement/prospectus.

Neither ICE nor Black Knight can provide assurance that additional litigation or other legal proceedings will not be brought. ICE and Black Knight will defend against all such lawsuits filed but might not be successful in doing so. An adverse outcome in such matters, as well as the costs and efforts of a defense even if successful, could have a material adverse effect on the business, results of operation or financial position of ICE and/or Black Knight, including through the possible diversion of either company’s resources or distraction of key personnel. Furthermore, one of the conditions to the completion of the merger is the absence of any Restraint issued by a court or other governmental entity that is in effect and restrains, enjoins or otherwise prohibits the closing of the merger. As such, if any plaintiff is successful in obtaining a Restraint preventing the consummation of the merger, that Restraint may prevent the merger from becoming effective or from becoming effective within the expected time frame.

Black Knight’s executive officers and directors may have interests in the merger that are different from, or in addition to, the interests of Black Knight stockholders.

In considering the recommendation of the Black Knight board with respect to the merger, Black Knight’s stockholders should be aware that the directors and executive officers of Black Knight may have certain interests in the merger that are different from, or in addition to, the interests of Black Knight stockholders generally. These interests and arrangements may create potential conflicts of interest. The Black Knight board was aware of these interests and considered them, among other matters, in making its recommendation that Black Knight’s stockholders vote to approve the merger proposal, the compensation proposal and the adjournment proposal. See “The Merger—Interests of Black Knight’s Directors and Executive Officers in the Merger” beginning on page  73 of this proxy statement/prospectus for a more detailed description of these interests.

Risks Related to ICE after Completion of the Merger

ICE may be unable to successfully integrate Black Knight’s business and realize the anticipated benefits of the merger.

The success of the merger will depend on, among other things, ICE’s ability to successfully integrate the business of Black Knight into its ICE Mortgage Technology business in a manner that facilitates growth opportunities, realizes anticipated synergies, and achieves the projected cost savings, revenue growth and profitability targets of the combined businesses without adversely affecting current revenues and investments in future growth. If ICE is not able to successfully achieve these objectives within the anticipated time frame, or at all, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than expected.

There is a significant degree of difficulty and management distraction inherent in the process of integrating an acquisition, including challenges consolidating certain operations and functions (including regulatory functions), eliminating duplicative operations, integrating technologies, organizations, procedures, policies and operations, addressing differences in the business cultures of the two companies and retaining key management and other employees. The integration may be complex and time consuming and involve delays or additional and unforeseen expenses. The integration process and other disruptions resulting from the merger may also disrupt ICE’s ongoing businesses or cause inconsistencies in standards, controls, procedures and policies that adversely affect ICE’s relationships with market participants, employees, regulators and others with whom ICE and Black Knight have business or other dealings.

Any failure to successfully or cost-effectively integrate Black Knight following the acquisition could have a material adverse effect on ICE’s business and cause reputational harm.

The integration of Black Knight into the ICE Mortgage Technology business may result in additional material challenges, such as:

•	the diversion of management’s attention from ongoing business concerns and performance shortfalls as a result of the devotion of management’s attention to the merger;

•

retaining certain of the existing business and operational relationships, including customers, suppliers and employees and other counterparties, which may be impacted by contracts containing consent and/or other provisions that are triggered by the merger, and attracting new business and operational relationships; and

•	the possibility of faulty assumptions underlying expectations regarding the integration process.

Many of these factors will be outside of ICE’s control, and any one of them could result in delays, increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could affect ICE’s financial position, results of operations and cash flows.

Due to legal restrictions, ICE and Black Knight are currently permitted to conduct only limited planning for the integration of the business of Black Knight into the ICE Mortgage Technology business. The actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized on a timely basis, if at all.

Black Knight stockholders who receive stock consideration in the merger will have a reduced ownership and voting interest after the merger and will exercise significantly less influence over the policies of ICE following the merger than they now have on the policies of Black Knight.

Black Knight stockholders presently have the right to vote in the election of the Black Knight board and on other matters affecting Black Knight. Upon the completion of the merger, each Black Knight stockholder who receives stock consideration in the merger will become a stockholder of ICE with a percentage ownership of ICE that is substantially smaller than such stockholder’s current percentage ownership of Black Knight. ICE stockholders will also have a somewhat reduced ownership and voting interest after the merger. Immediately after the merger, it is expected that current ICE stockholders will own approximately 96% of the ICE common stock and current Black Knight stockholders will own approximately 4% of the ICE common stock outstanding. As a result, current Black Knight stockholders will have significantly less influence on the management and policies of ICE than they now have on the management and policies of Black Knight.

The ICE common stock to be received by Black Knight stockholders upon completion of the merger will have different rights from shares of Black Knight common stock.

Upon completion of the merger, Black Knight stockholders will no longer be stockholders of Black Knight and Black Knight stockholders who receive stock consideration in the merger will become stockholders of ICE and their rights as ICE stockholders will be governed by the terms of the ICE charter (including with respect to provisions providing for ownership and voting limitations) and the ICE bylaws. The terms of the ICE charter and the ICE bylaws are in some respects materially different than the terms of the Black Knight charter and the Black Knight bylaws, which currently govern the rights of Black Knight stockholders. For further details on these differences and a more complete description of the different rights associated with shares of Black Knight common stock and shares of ICE common stock, see “Comparison of Stockholder Rights” beginning on page 136 of this proxy statement/prospectus.

The market price of ICE common stock may decline as a result of the merger, including as a result of some Black Knight stockholders adjusting their portfolios.

The market price of ICE common stock may decline as a result of the merger if, among other things, the operational cost savings estimated in connection with the integration of ICE’s and Black Knight’s businesses are not realized, or if the transaction costs related to the merger are greater than expected, or if the financing related to the merger is on unfavorable terms. The market price also may decline if ICE does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the merger on ICE’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts. In addition, sales of ICE common stock after the completion of the merger may cause the market price of ICE common stock to decrease.

Many Black Knight stockholders may decide not to hold the shares of ICE common stock they will receive in the merger. Other Black Knight stockholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the shares of ICE common stock that they receive in the merger. Such sales of ICE common stock could have the effect of depressing the market price for ICE common stock and may take place promptly following the merger.

The future results of ICE may be adversely impacted if ICE does not effectively manage its expanded operations following the completion of the merger.

Following the completion of the merger, the size of the ICE Mortgage Technology business will be significantly larger than the current size of either Black Knight’s business or the ICE Mortgage Technology business. ICE’s ability to successfully manage this expanded business will depend, in part, upon management’s ability to design and implement strategic initiatives that address the integration of Black Knight’s business, including the increased scale and scope of the combined business with its associated increased costs and complexity. There can be no assurances that ICE will be successful in integrating the businesses or that it will realize the expected operating efficiencies, cost savings and other benefits currently anticipated from the merger.

The merger may not be accretive, and may be dilutive, to ICE’s earnings per share, which may negatively affect the market price of shares of ICE common stock.

ICE currently projects that the merger will result in a number of benefits, including a platform from which to accelerate growth, and that it will be accretive to earnings per share in the first full year after the close of the transaction. This projection is based on preliminary estimates that may materially change. In addition, future events and conditions could decrease or delay the accretion that is currently projected or could result in dilution, including adverse changes in market conditions, additional transaction and integration-related costs and other factors such as the failure to realize some or all of the anticipated benefits of the merger. Any dilution of, decrease in or delay of any accretion to, ICE’s earnings per share could cause the price of shares of ICE common stock to decline or grow at a reduced rate.

As a result of the merger, ICE will be subject to risks relating to the business conducted by Black Knight.

Following the consummation of the merger, ICE will be subject to a variety of risks relating to the business conducted by Black Knight, many of which ICE, and more specifically, ICE Mortgage Technology, already faces in its business, as described in “Risk Factors” of ICE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and the other documents incorporated by reference herein. Some of the specific risks facing Black Knight include risks relating to the mortgage lending industry, including general conditions in the industry; changes in inflation rates and interest rates; changes in current or new regulations and legislation and potential structural changes in the mortgage lending industry; technology risks, including cyber security and data privacy risks relating to Black Knight’s services; risks relating to intellectual property held or used by Black Knight; the ability of Black Knight to adequately compete with products or other companies, including through attracting new customers and retaining or selling additional service offerings to existing customers; risks relating to Black Knight’s use of international third-party service providers and Black Knight’s international operations; risks relating to Black Knight’s indebtedness; risks relating to Black Knight’s investment in Dun & Bradstreet Holdings, Inc.; and risks relating to current and future legal proceedings involving Black Knight.

ICE will also be subject to risks relating to legal proceedings or other disputes involving Black Knight, including any such litigation or disputes pending as of the consummation of the merger. It is not possible to predict the outcome of any such proceedings or disputes. ICE could incur significant expenses in connection with any proceedings or disputes. An adverse resolution of any such proceeding or dispute may require ICE to pay substantial damages or impose restrictions on how ICE conducts business, either of which could adversely affect ICE’s business, financial condition and operating results. For more information concerning legal proceedings and disputes currently affecting Black Knight, see the “Legal and Regulatory Matters” section of Note 13 in the Notes to Consolidated Financial Statements in Black Knight’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and the “Legal and Regulatory Matters” section of Note 10 in the Notes to Condensed Consolidated Financial Statements (Unaudited) in Black Knight’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022.

In addition, Black Knight is and will continue to be subject to business uncertainties and contractual restrictions while the merger is pending. The occurrence of any of such risks could have a material adverse impact on the financial condition, business or results of operations of Black Knight, which could impair or eliminate ICE’s ability to achieve the expected cost savings and synergies from the merger on a timely basis, if ever, or could impair ICE’s ability to achieve such cost savings and synergies without adversely affecting ICE’s current revenues or investments in future growth. Additionally, such risks could impair ICE’s ability to integrate the business of Black Knight with ICE’s businesses in an efficient and timely manner, if at all.

Black Knight and ICE expect to incur significant costs related to the merger and integration.

ICE will incur substantial expenses in connection with the completion of the merger and to integrate a large number of processes, policies, procedures, operations, technologies and systems of Black Knight in connection with the merger. The substantial majority of these costs will be non-recurring expenses related to the merger (including investment banking fees, legal fees and costs associated with financing the merger) and facilities and systems consolidation costs. ICE may incur additional costs or suffer loss of business under third-party contracts that are terminated or that contain change in control or other provisions that may be triggered by the completion of the merger, and/or losses of, or decreases in orders by, customers, and may also incur costs to maintain employee morale and to retain certain key management personnel and employees. ICE and Black Knight will also incur transaction fees and costs related to formulating integration plans for their combined mortgage services businesses, and the execution of these plans may lead to additional unanticipated costs and time delays. These incremental transaction-related costs may exceed the savings ICE expects to achieve from the elimination of duplicative costs and the realization of other efficiencies related to the integration of the businesses, particularly in the near term and in the event there are material unanticipated costs. Factors beyond ICE’s control could affect the total amount or timing of these expenses, many of which, by their nature, are difficult to estimate accurately.

The unaudited pro forma condensed combined consolidated financial information in this proxy statement/prospectus is presented for illustrative purposes only and may not be reflective of the operating results and financial condition of ICE following completion of the merger.

The unaudited pro forma condensed combined consolidated financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what ICE’s actual financial position or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined consolidated financial information is subject to a number of assumptions and does not take into account any synergies related to the proposed transaction. Further, ICE’s actual results and financial position after the merger may differ materially and adversely from the unaudited pro forma condensed combined financial data that is included in this proxy statement/prospectus. For further discussion, see “Unaudited Pro Forma Condensed Combined Consolidated Financial Information” beginning on page 116 of this proxy statement/prospectus.

After the completion of the merger, ICE will be more leveraged than it is currently and the financing arrangements that ICE will enter into may, under certain circumstances, contain restrictions and limitations that could impact its ability to operate its business.

In connection with the merger, ICE has incurred approximately $5 billion of additional indebtedness in the form of senior unsecured notes and, assuming that the closing of the merger occurs in the first half of 2023, intends to incur approximately $4 billion to $5 billion in additional indebtedness consisting of commercial paper and term loans, in order to finance a portion of the cash consideration in the merger and related transactions including, without limitation, the refinancing of certain existing indebtedness of Black Knight, and ICE will assume approximately $1 billion of Black Knight’s outstanding indebtedness. After the completion of the merger, ICE is expected to have consolidated indebtedness of approximately $24 billion. The increased indebtedness of ICE after the completion of the merger may have the effect, among other things, of reducing the flexibility of ICE to respond to changing business and economic conditions, requiring ICE to use increased amounts of cash flow to service indebtedness and increasing ICE’s borrowing costs.

In addition, ICE’s credit ratings impact the cost and availability of future borrowings, and, as a result, ICE’s cost of capital. ICE’s ratings reflect each rating organization’s opinion of ICE’s financial strength, operating performance and ability to meet its debt obligations. Each of the ratings organizations reviews ICE’s ratings periodically, and there can be no assurance that ICE’s current ratings will be maintained in the future. Downgrades in ICE’s credit ratings could adversely affect ICE’s businesses, cash flows, financial condition and operating results. In addition, if the merger is completed and Black Knight’s senior notes are downgraded and rated below investment grade by two out of three of Moody’s, S&P and Fitch within 60 days following the change of control or the announcement thereof, this may constitute a change of control triggering event under the indenture governing those notes. Upon the occurrence of a change of control triggering event, the issuer of such debt securities (or ICE on its behalf) would be required to offer to repurchase those outstanding notes at 101% of the principal amount thereof plus accrued and unpaid interest if any, to, but not including, the date of repurchase. However, it is possible that the issuer of such debt securities or ICE would not have sufficient funds at the time of the change of control triggering event to make the required repurchase of notes or that restrictions in other debt instruments would not allow such repurchases.

ICE also expects that the agreements governing the indebtedness that it will incur will contain covenants that may, under certain circumstances, place limitations on certain actions that ICE could seek to undertake. Various risks, uncertainties and events beyond ICE’s control could affect its ability to comply with the covenants contained in its debt agreements. Failure to comply with any of the covenants in its existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity of the indebtedness under these agreements. In addition, the limitations imposed by financing agreements on ICE’s ability to incur additional indebtedness and to take other actions might impair its ability to obtain other financing on terms acceptable to ICE.

The market price of ICE common stock after the merger is completed may be affected by factors different from those affecting the price of ICE common stock or Black Knight common stock before the merger is completed.

Upon completion of the merger, holders of Black Knight common stock who receive stock consideration in the merger will become holders of ICE common stock. ICE’s business differs from that of Black Knight, and the results of operations as well as the price of ICE common stock may, in the future, be affected by factors different from those factors affecting Black Knight as an independent stand-alone company. ICE will face additional risks and uncertainties that Black Knight is not currently exposed to. As a result, the market price of ICE’s shares may fluctuate significantly following completion of the merger. For a discussion of the businesses of ICE and Black Knight and of some important factors to consider in connection with those businesses, see the documents incorporated by reference into this proxy statement/prospectus and referred to in “Where You Can Find More Information” beginning on page 156 of this proxy statement/prospectus.

INFORMATION ABOUT THE SPECIAL MEETING

This section contains information for Black Knight stockholders about the special meeting that Black Knight has called for Black Knight stockholders to consider and vote on the merger proposal and other related matters. This proxy statement/prospectus is accompanied by a notice of the Black Knight special meeting, and a form of proxy card that the Black Knight board is soliciting for use by Black Knight stockholders at the special meeting and at any adjournments or postponements of the special meeting.

Date, Time and Place of the Meeting

The special meeting will be held virtually via the Internet on September 21, 2022, at 11:00 a.m. eastern time. The special meeting will be held solely via live webcast and there will not be a physical meeting location.

Only holders of Black Knight common stock as of the close of business on the record date are entitled to receive notice of, and vote at, the special meeting via the special meeting website or any adjournment or postponement thereof. Black Knight stockholders will be able to attend the special meeting via the special meeting website or by proxy, submit questions and vote their shares electronically during the meeting by visiting the special meeting website at www.virtualshareholdermeeting.com/BKI2022SM. Black Knight stockholders will need the control number found on their proxy card or voting instruction form in order to access the special meeting website.

Matters to Be Considered

At the special meeting, holders of Black Knight common stock will be asked to consider and vote on the following proposals:

•	the merger proposal;

•	the compensation proposal; and

•	the adjournment proposal.

Recommendation of the Black Knight Board of Directors

The Black Knight board recommends that you vote “FOR” the Black Knight merger proposal and “FOR” the compensation proposal and “FOR” the adjournment proposal. See “The Merger—Black Knight’s Reasons for the Merger; Recommendation of the Black Knight Board of Directors” beginning on page 60 for a more detailed discussion of the Black Knight board’s recommendation.

Record Date and Quorum

The Black Knight board has fixed the close of business on August 12, 2022 as the record date for determination of Black Knight stockholders entitled to notice of and to vote at the Black Knight special meeting. As of the record date, there were 156,040,493 shares of Black Knight common stock outstanding (including 1,547,995 unvested restricted stock awards).

Holders of a majority of the total number of issued shares of Black Knight common stock as of the record date and entitled to vote at the special meeting must be present or represented by proxy at the special meeting to constitute a quorum for the transaction of business at the special meeting. If you fail to submit a proxy or to vote at the special meeting, or fail to instruct your bank, broker, trustee or other nominee how to vote, your shares of Black Knight common stock will not be counted towards a quorum. Marks to “ABSTAIN” on any proposal are considered present for purposes of establishing a quorum.

In the event that a quorum is not present at the special meeting, it is expected that the special meeting will be adjourned or postponed. If the special meeting is postponed or adjourned, it will not affect the ability of holders of record of Black Knight common stock as of the record date to exercise their voting rights or to revoke any previously granted proxy using the methods described below; however, if a new record date is set for an adjourned meeting, a new quorum will be required to be established.

At the special meeting, each share of Black Knight common stock is entitled to one (1) vote on all matters properly submitted to holders of Black Knight common stock.

As of the record date, Black Knight directors and executive officers and their affiliates owned and were entitled to vote approximately 5.2 million shares of Black Knight common stock, representing approximately 3.3% of the outstanding shares of Black Knight common stock. We currently expect that Black Knight’s directors and executive officers will vote their shares in favor of the merger proposal and the other proposals to be considered at the special meeting, although none of them has entered into any agreements obligating them to do so.

Broker Non-Votes

A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. All proposals to be voted on at the special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the special meeting. If your bank, broker, trustee or other nominee holds your shares of Black Knight common stock in “street name,” such entity will vote your shares of Black Knight common stock only if you provide instructions on how to vote by complying with the voter instruction form sent to you by your bank, broker, trustee or other nominee with this proxy statement/prospectus.

Vote Required; Treatment of Abstentions and Failure to Vote

Proposal 1: Merger proposal:

•

Vote required: Approval of the merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Black Knight common stock entitled to vote on the merger agreement.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the special meeting via the special meeting website or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the merger proposal, it will have the same effect as a vote “AGAINST” the merger proposal.

Proposal 2: Compensation proposal:

•

Vote required: Approval of the compensation proposal requires the affirmative vote of the holders of a majority of the shares of Black Knight common stock present or represented by proxy and entitled to vote at the special meeting.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the compensation proposal. If you fail to submit a proxy or vote at the special meeting via the special meeting website or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the compensation proposal, it will have no effect on the compensation proposal.

Proposal 3: Adjournment proposal:

•

Vote required: Approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the shares of Black Knight common stock present or represented by proxy and entitled to vote at the special meeting.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the adjournment proposal. If you fail to submit a proxy or vote at the special meeting via the special meeting website or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the adjournment proposal, it will have no effect on the adjournment proposal.

Attending the Special Meeting

The special meeting may be accessed via the special meeting website, where Black Knight stockholders will be able to listen to the special meeting, submit questions and vote online.

You are entitled to attend the special meeting via the special meeting website only if you were a stockholder of record as of the close of business on the record date, or you held your shares beneficially in the name of a bank, broker, trustee or other nominee as of the record date, or you hold a valid proxy for the special meeting. If you were a stockholder of record at the close of business on the record date and wish to attend the special meeting via the special meeting website, you will need the control number on your proxy card. If a bank, broker, trustee or other nominee is the record owner of your shares of Black Knight common stock, you will need to obtain your specific control number and further instructions from your bank, broker, trustee or other nominee.

You may submit questions during the live audio webcast of the special meeting via the special meeting website. To ensure the special meeting is conducted in a manner that is fair to all stockholders, Black Knight may exercise discretion in determining the order in which questions are answered and the amount of time devoted to any one question. Black Knight reserves the right to edit or reject questions it deems inappropriate or not relevant to the special meeting’s limited purpose. Pursuant to the Black Knight bylaws, the chairperson of the Black Knight board will have the right and authority to prescribe such rules and regulations for the conduct of the special meeting.

Technical assistance will be available for stockholders who experience an issue accessing the special meeting. Contact information for technical support will appear on the special meeting website prior to the start of the special meeting.

Proxies

A holder of Black Knight common stock may vote by proxy or at the special meeting via the special meeting website. If you hold your shares of Black Knight common stock in your name as a holder of record, to submit a proxy, you, as a holder of Black Knight common stock, may use one of the following methods:

•	By telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions.

•	Through the Internet: by visiting the website indicated on the accompanying proxy card and following the instructions.

•	By mail: by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.

If you intend to submit your proxy by telephone or via the Internet, you must do so by 11:59 p.m. eastern time on the day before the special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the special meeting.

Black Knight requests that holders of Black Knight common stock vote by telephone, over the Internet or by completing and signing the accompanying proxy card and returning it to Black Knight as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of Black Knight common stock represented by it will be voted at the special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the merger proposal, “FOR” the compensation proposal and “FOR” the adjournment proposal.

If a holder’s shares are held in “street name” by a bank, broker, trustee or other nominee, the holder should check the voting form used by that firm to determine whether the holder may vote by telephone or the Internet.

Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not you plan to attend the special meeting via the special meeting website. Sending in your proxy card or voting by telephone or on the Internet will not prevent you from voting your shares via the special meeting website at the meeting because you may subsequently revoke your proxy.

Shares Held in Street Name

If your shares are held in “street name” through a bank, broker, trustee or other nominee, you must instruct the bank, broker, trustee or other nominee on how to vote your shares. Your broker, bank, trustee or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your bank, broker, trustee or other nominee.

You may not vote shares held in a brokerage or other account in “street name” by returning a proxy card directly to Black Knight.

Further, banks, brokers, trustees or other nominees who hold shares of Black Knight common stock on behalf of their customers may not give a proxy to Black Knight to vote those shares with respect to any non-routine matters without specific instructions from you, as banks, brokers, trustees and other nominees do not have discretionary voting power on any non-routine matters that will be voted upon at the special meeting, including the merger proposal, the compensation proposal and the adjournment proposal.

Revocability of Proxies

If you are a holder of record of Black Knight common stock, you may revoke your proxy at any time before it is voted by:

•	submitting a written notice of revocation to Black Knight’s corporate secretary at c/o Corporate Secretary, Black Knight, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204;

•	granting a subsequently dated proxy;

•	voting by telephone or the Internet at a later time, before 11:59 p.m. eastern time on the day before the special meeting; or

•	attending virtually and voting at the special meeting via the special meeting website.

If you hold your shares of Black Knight common stock through a bank, broker, trustee or other nominee, you may change your vote by:

•	contacting your bank, broker, trustee or other nominee; or

•

attending and voting your shares at the special meeting virtually via the special meeting website if you have your specific 16-digit control number, which is included on your proxy card or the voting instruction form from your bank, broker, trustee or other nominee. Please contact your bank, broker, trustee or other nominee to obtain further instructions.

Attendance virtually at the special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by Black Knight after the vote will not affect the vote. If the special meeting is postponed or adjourned, it will not affect the ability of holders of record of Black Knight common stock as of the record date to exercise their voting rights or to revoke any previously granted proxy using the methods described above; however, if a new record date is set for an adjourned meeting, a new quorum will be required to be established.

Delivery of Proxy Materials

As permitted by applicable law, only one (1) copy of this proxy statement/prospectus is being delivered to holders of Black Knight common stock residing at the same address, unless such holders of Black Knight common stock have notified Black Knight of their desire to receive multiple copies of the proxy statement/prospectus.

Black Knight will promptly deliver, upon oral or written request, a separate copy of the proxy statement/prospectus to any holder of Black Knight common stock residing at an address to which only one (1) copy of such document was mailed. Requests for additional copies should be directed to Black Knight’s Investor Relations at (904) 854-5100 or Innisfree, Black Knight’s proxy solicitor, at:

INNISFREE M&A INCORPORATED

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders may call toll free: (877) 456-3402

Banks and Brokers may call collect: (212) 750-5833

Solicitation of Proxies

To assist in the solicitation of proxies, Black Knight has retained Innisfree M&A Incorporated, for a fee of $30,000 plus reimbursement of out-of-pocket expenses for their services. Black Knight may also request banks, brokers, trustees and other intermediaries holding shares of Black Knight common stock beneficially owned by others to send this proxy statement/prospectus to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of Black Knight. No additional compensation will be paid to Black Knight’s directors, officers or employees for solicitation.

Assistance

If you need assistance in completing your proxy card, have questions regarding the special meeting or would like additional copies of this proxy statement/prospectus, please contact Black Knight’s Investor Relations at (904) 854-5100 or Innisfree, Black Knight’s proxy solicitor, at:

INNISFREE M&A INCORPORATED

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders may call toll free: (877) 456-3402

Banks and Brokers may call collect: (212) 750-5833

BLACK KNIGHT PROPOSALS

Proposal 1: Merger Proposal

Black Knight is asking holders of Black Knight common stock to approve and adopt the merger agreement and the transactions contemplated thereby, including the merger. Holders of Black Knight common stock should read this proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A.

After careful consideration, the Black Knight board unanimously determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable, fair to and in the best interests of Black Knight and its stockholders and unanimously adopted and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. See “The Merger—Black Knight’s Reasons for the Merger; Recommendation of the Black Knight Board of Directors” beginning on page 60 of this proxy statement/prospectus for a more detailed discussion of the Black Knight board’s recommendation.

The Black Knight board unanimously recommends a vote “FOR” the merger proposal.

Proposal 2: Compensation Proposal

Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, Black Knight is seeking a non-binding, advisory stockholder approval of the compensation of Black Knight’s named executive officers that is based on or otherwise relates to the merger as disclosed in “The Merger—Interests of Black Knight’s Directors and Executive Officers in the Merger—Quantification of Potential Payments and Benefits to Black Knight’s Named Executive Officers” beginning on page 76 of this proxy statement/prospectus. The proposal gives holders of Black Knight common stock the opportunity to vote, on a non-binding, advisory basis, on the merger-related compensation that may be paid or become payable to Black Knight’s named executive officers.

The Black Knight board encourages you to review carefully the named executive officer merger-related compensation information disclosed in this proxy statement/prospectus, and is asking holders of Black Knight common stock to vote “FOR” the adoption of the following resolution, on a non-binding advisory basis:

“RESOLVED, that the compensation that will or may be paid or become payable to the Black Knight named executive officers, in connection with the merger, and the agreements or understandings pursuant to which such compensation will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Merger—Interests of Black Knight’s Directors and Executive Officers in the Merger—Quantification of Potential Payments and Benefits to Black Knight’s Named Executive Officers” are hereby APPROVED.”

The vote on the compensation proposal is a vote separate and apart from the votes on the merger proposal and the adjournment proposal. Accordingly, if you are a holder of Black Knight common stock, you may vote to approve the merger proposal and/or the adjournment proposal and vote not to approve the compensation proposal, and vice versa. The approval of the compensation proposal by holders of Black Knight common stock is not a condition to the completion of the merger. Because the vote on the compensation proposal is advisory only, it will not affect the obligation of Black Knight or ICE to pay or provide the compensation contemplated by the compensation agreements and arrangements. Accordingly, if the merger is completed, the merger-related compensation will be paid to Black Knight’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if holders of Black Knight common stock fail to approve the advisory vote regarding merger-related compensation.

The Black Knight board unanimously recommends a vote “FOR” the compensation proposal.

Proposal 3: Adjournment Proposal

The special meeting may be adjourned or postponed to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to holders of Black Knight common stock.

If, at the special meeting, the number of shares of Black Knight common stock present or represented and voting in favor of the merger proposal is insufficient to approve the merger proposal, Black Knight intends to move to adjourn or postpone the special meeting in order to enable the Black Knight board to solicit additional proxies for approval of the merger proposal. In that event, Black Knight will ask holders of Black Knight common stock to vote on the adjournment proposal, but not the merger proposal or the compensation proposal.

In this proposal, Black Knight is asking holders of Black Knight common stock to authorize the holder of any proxy solicited by the Black Knight board on a discretionary basis to vote in favor of adjourning the special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from holders of Black Knight common stock who have previously voted. Pursuant to the DGCL, the special meeting may be adjourned without new notice being given, so long as the new date, time and place of the reconvened special meeting are announced at the special meeting at which the adjournment is taken, and any business may be transacted at the reconvened special meeting that might have been transacted on the original date of the special meeting. Pursuant to the DGCL, if, however, the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting must be given to each stockholder of record entitled to vote at the meeting. The approval of the adjournment proposal by holders of Black Knight common stock is not a condition to the completion of the merger.

The Black Knight board unanimously recommends a vote “FOR” the adjournment proposal.

THE PARTIES TO THE MERGER

ICE

ICE is a Delaware corporation headquartered in Atlanta, Georgia. ICE is a provider of market infrastructure, data services and technology solutions to a broad range of customers including financial institutions, corporations and government entities. ICE’s products, which span major asset classes, including futures, equities, fixed income and U.S. residential mortgages, provide its customers with access to mission critical tools that are designed to increase asset class transparency and workflow efficiency. While ICE reports its results in three reportable business segments, it operates as one business, leveraging the collective expertise, particularly in data services and technology, that exists across its platforms to inform and enhance its operations.

•	In its Exchanges segment, ICE operates regulated marketplaces for the listing, trading and clearing of a broad array of derivatives contracts and financial securities.

•

In its Fixed Income and Data Services segment, ICE provides fixed income pricing, reference data, indices, analytics and execution services as well as global credit default swap clearing and multi-asset class data delivery solutions.

•

In its Mortgage Technology segment, ICE provides a technology platform that offers customers comprehensive, digital workflow tools that aim to address the inefficiencies that exist in the U.S. residential mortgage market.

ICE’s principal executive offices are located at 5660 New Northside Drive, 3rd Floor, Atlanta, GA 30328. ICE’s main telephone number is (770) 857-4700, and its website is www.ice.com. Information contained on ICE’s website or that can be accessed through its website is not incorporated into and does not constitute a part of this proxy statement/prospectus. ICE has included its website address only as an inactive textual reference and does not intend it to be an active link to its website.

ICE common stock is listed on the NYSE under the symbol “ICE.”

Black Knight

Black Knight is a Delaware corporation headquartered in Jacksonville, Florida. Black Knight is a premier provider of integrated, innovative, mission-critical, high-performance software solutions, data and analytics to the U.S. mortgage and real estate markets. Black Knight’s mission is to transform the markets it serves by delivering solutions that are integrated across the homeownership lifecycle and that result in realized efficiencies, reduced risk and new opportunities for clients to help them achieve greater levels of success. As of June 30, 2022, Black Knight had, on a consolidated basis, approximately $5.93 billion in total assets, total stockholders’ equity of approximately $2.50 billion and 160,040,598 shares of Black Knight common stock issued and 156,031,830 shares of Black Knight common stock outstanding.

Black Knight’s principal executive offices are located at 601 Riverside Avenue, Jacksonville, Florida 32204, and its telephone number at that address is (904) 854-5100. Black Knight’s website is www.blackknightinc.com. Information contained on Black Knight’s website or that can be accessed through its website is not incorporated into and does not constitute a part of this proxy statement/prospectus. Black Knight has included its website address only as an inactive textual reference and does not intend it to be an active link to its website.

Black Knight common stock is listed on the NYSE under the symbol “BKI.”

Sand Merger Sub Corporation

Sand Merger Sub Corporation, a wholly owned subsidiary of ICE, is a Delaware corporation incorporated on April 29, 2022 for the purpose of effecting the merger. Sand Merger Sub Corporation has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement. The principal executive offices of Sand Merger Sub Corporation are located at 5660 New Northside Drive Atlanta, Georgia 30328 and its telephone number is (770) 857-4700.

THE MERGER

This section describes the merger. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger that is important to you. You are encouraged to read the merger agreement carefully and in its entirety. This section is not intended to provide you with any factual information about Black Knight or ICE. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings Black Knight and ICE make with the SEC that are incorporated by reference into this document, as described in “Where You Can Find More Information” beginning on page 156 of this proxy statement/prospectus.

Terms of the Merger

See “The Merger Agreement” beginning on page 82 of this proxy statement/prospectus for additional and more detailed information regarding the legal documents that govern the merger, including the conditions to completion of the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

The management of Black Knight and the Black Knight board regularly review and assess the performance, strategy, competitive position, opportunities and prospects of Black Knight in light of the then-current business, economic and regulatory environments, as well as developments in its industries and the opportunities and challenges facing participants in those industries (including, in recent years, the impact of the COVID-19 pandemic), in each case, with the goal of enhancing value for Black Knight’s stockholders and delivering the best possible products and services to Black Knight’s clients. These reviews have included periodic consideration of, and discussions with other companies from time to time regarding, potential strategic alternatives, including business combinations, acquisitions and dispositions to further Black Knight’s strategic objectives, as well as assessments that have resulted in business expansion through organic growth initiatives.

In the summer of 2021, Black Knight received preliminary inquiries regarding a potential business combination transaction from a technology company, which we refer to as “Company A,” and, separately, from a consortium of three private equity firms, following which members of Black Knight senior management and representatives of J.P. Morgan, Black Knight’s financial advisor, engaged in preliminary exploratory discussions with these parties.

On July 27, 2021, the Black Knight board held a regularly scheduled meeting, which members of Black Knight management and representatives of J.P. Morgan also attended. At the meeting, Anthony Jabbour, Black Knight’s Chief Executive Officer, and representatives of J.P. Morgan provided an update to the Black Knight board on the preliminary exploratory discussions with these parties regarding their potential interest in pursuing a business combination transaction with Black Knight, and the Black Knight board discussed with representatives of J.P. Morgan and members of Black Knight management the potential benefits and risks of pursuing a strategic business combination with either party. Following discussion, the Black Knight board instructed J.P. Morgan to proceed with soliciting non-binding indications of interest from Company A and the private equity firms.

On August 20, 2021, representatives of Company A informed representatives of J.P. Morgan that Company A would not proceed further with exploring a business combination transaction with Black Knight.

On August 24, 2021, two of the three private equity firms, which we refer to as the “the Sponsor Group,” together submitted a non-binding indication of interest, which we refer to as the “2021 Sponsor Proposal,” to acquire Black Knight at a price of $87.50 per share in a cash transaction, corresponding to an implied market premium of approximately 15% based on the closing price of Black Knight common stock of $76.23 on August 24, 2021.

On August 25, 2021, the Black Knight board held a special meeting to discuss the 2021 Sponsor Proposal, which members of Black Knight management and representatives of J.P. Morgan also attended. At the meeting, representatives of J.P. Morgan reviewed the terms of the 2021 Sponsor Proposal with the Black Knight directors, as well as certain financial metrics based on the terms reflected in the 2021 Sponsor Proposal. After discussion of the terms of the 2021 Sponsor Proposal in relation to Black Knight’s stand-alone plan and available opportunities, and taking into account the prevailing market and economic environment at that time and the modest market premium reflected in the 2021 Sponsor Proposal, the Black Knight board determined that the premium and implied valuation offered in the 2021 Sponsor Proposal was not sufficient at that time relative to Black Knight’s market price at that time and based on the then-existing market conditions and economic environment, and directed J.P. Morgan to communicate to the Sponsor Group that any premium for a business combination transaction with the Sponsor Group would need to be higher to warrant further engagement.

J.P. Morgan conveyed the Black Knight board’s position to the Sponsor Group, and, in response, the Sponsor Group indicated that it was not willing to increase the per share consideration. Following the Sponsor Group’s response, discussions with the Sponsor Group ceased and Black Knight continued to focus on executing on its stand-alone plan as an independent company.

From the end of August 2021 through February 2022, Black Knight management and the Black Knight board continued to periodically review and monitor the company’s stand-alone plan and strategy as well as developments in the economic environment and the financial technology sector in particular. This included a review of the challenges facing Black Knight as an independent company, including with respect to the lack of correlation between Black Knight’s strong financial performance and organic growth and the trading price of Black Knight’s common stock, as well as increasing economic uncertainty and market volatility during this period, including a general decline in equity market valuations in the first quarter of 2022.

In January 2022, an investment bank introduced Benjamin Jackson, President of ICE, and Mr. Jabbour, and on February 24, 2022 Messrs. Jackson and Jabbour met to discuss potential business opportunities. During that conversation, the topic of a potential business combination transaction between ICE and Black Knight was discussed. In addition, in February and March 2022, the members of the Sponsor Group reached out to Black Knight to seek to re-engage in potential exploratory discussions regarding a business combination transaction. Several additional private equity firms also made preliminary inquiries to J.P. Morgan during this period. Black Knight entered into mutual non-disclosure agreements with two of these private equity firms and ICE, and thereafter provided limited due diligence to these parties and to the Sponsor Group.

On April 4, 2022, the Sponsor Group submitted a revised non-binding indication of interest, which we refer to as the “2022 Sponsor Proposal,” to acquire Black Knight at a price in the range of $73 to $75 per share in a cash transaction, corresponding to an implied market premium of 26% to 30% based on the closing price of Black Knight common stock of $57.78 on April 1, 2022.

On April 5, 2022, Bloomberg L.P. published an article, citing unnamed sources, reporting that Black Knight was exploring a potential sale of the company after receiving interest from private equity firms. The trading price of Black Knight common stock closed at $66.27 per share that day, an 11.8% increase from the closing price the prior trading day. Following this media report, Black Knight received informal inbound inquiries from several additional private equity firms and technology companies. These inquiries were preliminary in nature and did not reference any specific proposed transaction terms. Preliminary discussions with these parties, and with the other private equity firms that had made preliminary inquiries regarding a potential transaction in March, did not (other than with respect to the 2022 Sponsor Proposal) result in the submission to Black Knight of any proposal for a business combination transaction.

On April 6, 2022, ICE submitted a non-binding proposal, which we refer to as the “ICE Proposal,” to acquire Black Knight at a price in the range of $85 to $90 per share in a cash and stock transaction, corresponding to an implied market premium of 47% to 56% based on the closing price of Black Knight common stock of $57.78 on April 1, 2022, with shares of ICE common stock comprising up to 25% of the aggregate merger consideration. The ICE Proposal also required that Black Knight enter into an exclusivity agreement with

ICE to provide for a limited period during which the parties would engage in discussions regarding the terms of a potential business combination transaction and conduct due diligence.

On April 8, 2022, the Black Knight board held a special meeting to discuss the 2022 Sponsor Proposal and the ICE Proposal, which Messrs. Foley (Chairman Emeritus of Black Knight), Nackashi (then President and, as of May 16, 2022, Chief Executive Officer of Black Knight), Larsen (Chief Financial Officer and, as of May 16, 2022, President of Black Knight) and Gravelle (Executive Vice President and General Counsel of Black Knight), Ms. Haley (Corporate Secretary of Black Knight) and representatives of J.P. Morgan also attended. At the meeting, representatives of J.P. Morgan reviewed the terms of both proposals with the Black Knight directors, including a comparison of certain financial metrics and a preliminary valuation analysis based on the terms reflected in the two proposals. Black Knight’s General Counsel also reviewed with Black Knight board legal matters related to the proposals and the Black Knight board’s evaluation of a potential business combination transaction. The Black Knight board discussed the relative merits of the two potential transactions, including the execution risks associated with each potential transaction and the potential value each transaction could generate for Black Knight’s stockholders in comparison to Black Knight’s stand-alone plan. Following discussion, the Black Knight board authorized management to continue negotiations and discussions with ICE, but determined that the 2022 Sponsor Proposal was not likely to generate comparable value for Black Knight and its stockholders, and authorized entry into an exclusivity agreement with ICE.

Thereafter, at the direction of the Black Knight board, representatives of Black Knight informed representatives of the Sponsor Group that Black Knight would not be moving forward with further discussions with the Sponsor Group at that time.

On April 11, 2022, Black Knight and ICE entered into an exclusivity agreement requiring Black Knight to conduct transaction negotiations with ICE on an exclusive basis until April 30, 2022. Thereafter and continuing until the merger agreement was executed, ICE performed due diligence reviews, including through documents provided in an electronic data room and through a series of virtual and telephonic due diligence meetings covering relevant topics, and in-person meetings took place between the respective management teams of Black Knight and ICE to discuss due diligence matters and the integration of the companies’ businesses if a strategic transaction between Black Knight and ICE were agreed upon. Also during this period, J.P. Morgan and Wachtell, Lipton, Rosen & Katz, which we refer to as “Wachtell Lipton,” legal advisor to Black Knight, assisted Black Knight with Black Knight’s evaluation of ICE and the potential transaction, and Goldman Sachs and Co., LLC and Wells Fargo Securities, LLC, lead financial advisors to ICE, and Shearman & Sterling LLP, which we refer to as “Shearman,” and Morgan Lewis & Bockius LLP, legal advisors to ICE, assisted ICE with ICE’s evaluation of Black Knight and the potential transaction.

Also on April 11, 2022, Wachtell Lipton delivered to Shearman a term sheet identifying Black Knight’s position on certain key issues to be negotiated in the merger agreement, including, among other matters, the mix of cash and stock in the merger consideration, exchange ratio methodology to be used to calculate the merger consideration, the treatment of Black Knight equity awards in the merger and certain employee-related provisions of the merger agreement, the actions that ICE would be required to undertake to obtain antitrust clearance for the merger, the outside date, and the size of the termination fees to be paid by each party under certain applicable circumstances. Shearman reviewed the term sheet with ICE and its other advisors and provided ICE’s comments on the term sheet to Wachtell Lipton on April 13, 2022.

On April 15, 2022, Wachtell Lipton provided an initial draft of a proposed merger agreement to Shearman. Thereafter and continuing until the merger agreement was executed, the parties and their counsel negotiated the terms of the merger agreement. During this period, Wachtell Lipton and Shearman exchanged several revised versions of the draft merger agreement reflecting discussions between the parties regarding transaction terms.

On April 21, 2022, the Black Knight board held a regular meeting, which Messrs. Foley, Nackashi, Larsen and Gravelle, Ms. Haley and representatives of J.P. Morgan also attended. At the meeting, members of Black Knight management discussed with the Black Knight board Black Knight’s financial results for the first fiscal quarter and provided a general business update. Members of Black Knight management then updated the Black Knight board on the status of discussions with ICE, including the terms of the proposed transaction under discussion and the regulatory approvals required in connection with a transaction, and representatives of J.P. Morgan updated the Black Knight board on the current economic and geopolitical environment and its impact on the equity markets and mergers and acquisitions activity. Following discussion, the Black Knight board authorized management to continue negotiations and discussions with ICE regarding a potential transaction.

On April 26, 2022, Mr. Jabbour had a telephone conversation with Mr. Jackson to discuss the proposed terms of the potential transaction between Black Knight and ICE. During the call, Mr. Jackson confirmed that ICE would proceed with a transaction valued at $85 per share of Black Knight common stock but would not increase its offer above that level, and Mr. Jackson indicated that ICE was willing to increase the percentage of the aggregate merger consideration to be comprised of cash to more than 75%, with the exact methodology for calculating the fixed share ratio to be agreed by the parties prior to signing any definitive merger agreement.

On April 27, 2022, the Black Knight board held a special meeting, which Messrs. Foley, Nackashi, Larsen and Gravelle, Ms. Haley and representatives of J.P. Morgan also attended. At the meeting, Black Knight management provided an update on the proposed terms of the potential transaction with ICE. A representative of J.P. Morgan reviewed J.P. Morgan’s preliminary financial analyses of the proposed transaction with ICE and reviewed with the Black Knight board J.P. Morgan’s preliminary valuation analyses of Black Knight based on management’s projections. Representatives of J.P. Morgan then reviewed with the Black Knight board certain disclosures which had previously been provided to the Black Knight board regarding certain services performed by J.P. Morgan for and fees received by J.P. Morgan from each of Black Knight and ICE. During the meeting, the Black Knight board engaged in further discussions regarding the benefits of the proposed transaction with ICE relative to Black Knight’s available alternatives, including its stand-alone plan and the benefits, risks and uncertainties associated with the stand-alone plan in the current economic environment, as compared to the potential benefits, risks and uncertainties of a potential transaction with ICE. Black Knight’s General Counsel also reviewed with the Black Knight board certain legal matters relating to the proposed transaction, including the principal terms of the draft merger agreement. At the conclusion of the meeting, after careful review and discussion by the Black Knight board, the Black Knight board unanimously determined that the proposed transaction with ICE offered greater benefits to Black Knight and its stockholders as compared to Black Knight’s available alternatives, and unanimously approved moving forward with the transaction on the terms described to the Black Knight board and authorized Black Knight management to finalize negotiations with ICE.

On April 28, 2022, Black Knight and ICE entered into an amendment to the exclusivity agreement to extend the exclusivity period until May 5, 2022 as the parties continued to work to finalize the transaction terms.

Over the following days, members of management of ICE, including Mr. Jackson, Warren Gardiner (Chief Financial Officer) and David Clifton (VP, M&A and Integration), members of management of Black Knight, including Messrs. Larsen and Gravelle, and representatives of Shearman and Wachtell Lipton negotiated the final terms of the merger agreement and related transaction documentation. On April 30, 2022, Shearman circulated to Wachtell Lipton a further revised draft of the merger agreement proposing a total mix of cash and stock consideration, with cash comprising 80% of the aggregate merger consideration and stock comprising 20% of the aggregate merger consideration. Thereafter, the parties reached agreement on such proposed mix of cash and stock consideration and a fixed share ratio of 0.1440, corresponding to a value of $85 per share of Black Knight common stock based on the volume weighted average of the trading prices of ICE common stock on the NYSE on the ten consecutive trading days ended on (and including) May 2, 2022 of approximately $118.09. During the pendency of the negotiations and as of the date of this proxy statement/prospectus, none of the Black Knight directors or members of management of Black Knight who engaged in negotiations with ICE regarding the final terms of the merger agreement and related transaction documentation was offered or accepted any position or remuneration from any party in connection with the merger, including any payments for managing ICE or its subsidiaries following the merger effective time.

On May 4, 2022, the Black Knight directors reviewed the proposed final terms of the merger agreement, J.P. Morgan’s financial analyses with respect to the proposed transaction and the written opinion, dated May 4, 2022, of

J.P. Morgan to the Black Knight board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Black Knight common stock of the merger consideration, taken in the aggregate. After careful consideration by the Black Knight board over the course of a number of meetings and following review of the proposed final terms of the merger agreement, J.P. Morgan’s financial analyses with respect to the proposed transaction and J.P. Morgan’s written opinion as described above, and considering the factors described below under “The Merger—Black Knight’s Reasons for the Merger; Recommendation of the Black Knight Board of Directors,” the Black Knight board adopted and approved resolutions by unanimous written consent determining that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable and in the best interests of Black Knight and its stockholders, and unanimously adopted and approved the merger agreement, the merger, and the other transactions contemplated by the merger agreement.

During the afternoon of May 4, 2022, Black Knight and ICE executed the merger agreement and announced the transaction in a press release jointly issued by Black Knight and ICE.

Black Knight’s Reasons for the Merger; Recommendation of the Black Knight Board of Directors

In reaching its decision to adopt and approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that its stockholders adopt the merger agreement, the Black Knight board evaluated the merger agreement, the merger and the other transactions contemplated by the merger agreement in consultation with Black Knight’s management, as well as Black Knight’s financial and legal advisors, and considered a number of factors, including the following:

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the fact that the implied value of the merger consideration based on the average of the volume weighted averages of the trading prices of ICE common stock on the NYSE on each of the ten consecutive trading days ending on (and including) May 2, 2022 represented a 33% premium to the closing price of Black Knight common stock on May 2, 2022, and a 43% premium to the unaffected closing price of Black Knight common stock on April 4, 2022, the last full trading day before the publication of news reports relating to a potential acquisition of Black Knight;

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the cash/stock election mechanism of the merger agreement, which offers Black Knight stockholders the opportunity to elect to receive the merger consideration in cash or ICE common stock, subject to proration as provided in the merger agreement (with the cash consideration comprising 80% of the total value of the merger consideration as of the execution of the merger agreement and the stock consideration comprising 20% of the total value of the merger consideration as of the execution of the merger agreement);

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the fact that a substantial portion of the merger consideration consists of cash, which offers Black Knight stockholders the opportunity to realize cash for the value of their shares with immediate certainty of value upon closing, while the merger consideration also includes a meaningful stock component with a fixed share ratio under the merger agreement, which would allow Black Knight stockholders the opportunity to participate in the future growth and opportunities of the combined mortgage business and the anticipated pro forma impact of the merger and otherwise benefit from the financial performance of ICE and potential appreciation in the value of ICE common stock;

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each of Black Knight’s and ICE’s business, operations, financial condition, competitive position, earnings, and prospects, and the Black Knight board’s assessment, in reviewing these factors, that Black Knight’s technology solutions, real estate and mortgage-related data assets, analytics solutions, and its team of mortgage and technology professionals complement and will strengthen ICE’s mortgage technology business, and that the merger and the other transactions contemplated by the merger agreement would result in improvements in the mortgage lending process for lenders and borrowers by increasing automation and efficiencies that lower the cost of obtaining a mortgage, while harnessing data that can help current homeowners lower their monthly payments and lessen the likelihood of default;

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the strategic rationale for the merger, including the opportunity to combine Black Knight’s and ICE’s complementary solutions into an end-to-end solution for the mortgage manufacturing and servicing ecosystem;

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the Black Knight board’s belief that the merger will create, and entitle Black Knight stockholders to become stockholders of, a leading global provider of data services and technology solutions with an enhanced platform for future growth;

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the Black Knight board’s belief that ICE’s earnings and prospects, and the synergies potentially available in the proposed merger, would result in the combined mortgage business having the opportunity to have superior future earnings and prospects compared to Black Knight’s earnings and prospects on a stand-alone basis;

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the Black Knight board’s belief that Black Knight and ICE share a common vision and commitment to deliver a better experience for clients and stakeholders, and to ultimately streamline the homeownership process, and that by combining their expertise, the combined mortgage business will deliver significant benefits to clients and consumers by improving and streamlining the process of finding a home, as well as obtaining and managing a mortgage;

•	the complementary nature of the products and services of the two companies, which the Black Knight board believed should provide the opportunity to mitigate risks and increase potential returns;

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the Black Knight board’s belief that Black Knight’s highly recurring and predictable revenue stream will add a more durable revenue stream to the ICE mortgage technology business’ current origination-based revenue streams, while the strength of ICE’s balance sheet, ICE’s diversified businesses and revenue streams and the companies’ combined cash flows, will result in a strong financial outlook for the combined company;

•	the ability of the combined mortgage business to leverage ICE’s technology expertise in order to modernize and enhance the client and customer experience;

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the anticipated pro forma financial impact of the merger on the combined company, including that the transaction is expected to be accretive to adjusted earnings per share in the first full year following completion of the merger and the expected positive impact on certain other financial metrics;

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the expectation of cost savings and revenue synergies resulting from the transaction, and the ability of Black Knight stockholders who receive stock consideration in the merger to benefit from these expected savings and synergies;

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the Black Knight board’s review of the challenges facing Black Knight as an independent company, including with respect to the increasing economic uncertainty and market volatility, and the Black Knight board’s belief that, taking into account these challenges, the merger consideration represents an attractive value with greater certainty for Black Knight stockholders relative to the prospects for Black Knight on a stand-alone basis;

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the Black Knight board’s familiarity with and understanding of ICE’s and Black Knight’s businesses, results of operations, and financial positions and expectations concerning Black Knight’s future earnings and prospects;

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the Black Knight board’s evaluation, with the assistance of management and Black Knight’s advisors, of other strategic alternatives available to Black Knight for enhancing value over the long term and the potential risks, rewards and uncertainties associated with such other alternatives, and the Black Knight board’s belief that the proposed transaction with ICE offered greater benefits, with reduced risks, as compared to the value that would reasonably be expected to be obtained from other alternatives available to Black Knight;

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the process through which the Black Knight board, with the assistance of management and Black Knight’s advisors, analyzed and considered the available alternatives for Black Knight over an extended period of time, including consideration of inbound inquiries, a review of other potential strategic partners and the likelihood of any other party offering financial and other terms that would be superior to the proposed merger, and the Black Knight board’s determination that no such alternative was as strategically and financially compelling as the transaction with ICE;

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the Black Knight board’s view of the availability of alternative transactions, as well as the attractiveness and strategic fit of ICE as a potential merger partner, the Black Knight board’s view of the likelihood of an actionable alternative transaction emerging on terms and conditions as beneficial to Black Knight and its stockholders as those proposed by ICE, the fact that no party other than ICE and the Sponsor Group submitted a proposal to Black Knight regarding a potential strategic business combination transaction notwithstanding media speculation that Black Knight was considering a potential transaction, the Black Knight board’s determination that the proposed transaction with ICE offered greater value to Black Knight’s stockholders than the 2022 Sponsor Proposal, and the terms of the merger agreement that give Black Knight the right, subject to certain conditions, to provide nonpublic information in response to, and to discuss and negotiate, certain bona fide unsolicited acquisition proposals made before Black Knight’s stockholders approve the merger agreement, and, ultimately, to terminate the merger agreement in order to accept a superior proposal under specified circumstances before Black Knight’s stockholders approve the merger agreement;

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the written opinion, dated May 4, 2022, to the Black Knight board of J.P. Morgan to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the Aggregate Consideration to be received by the holders of Black Knight common stock in merger pursuant to the merger agreement was fair, from a financial point of view, to such holders, as more fully described in “—Opinion of Black Knight’s Financial Advisor” beginning on page 64 of this proxy statement/prospectus;

•	the Black Knight board’s review of the terms of the merger agreement, including the representations, covenants, deal protection and termination provisions, and closing conditions;

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Black Knight’s right to terminate the merger agreement under certain circumstances, including in order to accept and enter into a definitive agreement with respect to an unsolicited superior offer in certain circumstances before Black Knight’s stockholders approve the merger agreement, subject to providing ICE an opportunity to match such proposal prior to taking such action, and payment to ICE of a termination fee of $398 million if the merger agreement is so terminated, which amount the Black Knight board believed to be reasonable under the circumstances;

•	the condition to completing the merger that the Black Knight stockholder approval must be obtained, so that stockholders will have the right to approve or disapprove of the merger;

•	the availability of appraisal rights to Black Knight stockholders who comply with specified procedures under Delaware law;

•	the fact that ICE’s obligation to complete the transaction is not subject to any financing condition or similar contingency; and

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ICE’s past record of integrating acquired businesses and of realizing projected financial goals and benefits of acquisitions and the perceived strength of ICE’s management and infrastructure to successfully complete the integration process following the completion of the merger.

The Black Knight board also considered potential risks related to the merger but concluded that the anticipated benefits of the merger were likely to substantially outweigh these risks. These potential risks include the following:

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the possibility that the transaction may not be completed or may be unduly delayed for reasons beyond the control of Black Knight and/or ICE, including the potential length of the regulatory review process and the risk that applicable regulatory authorities may seek to enjoin the transaction or otherwise impose conditions on Black Knight and/or ICE in order to obtain clearance for the transaction that could jeopardize or delay the completion of, or reduce or delay the anticipated benefits of, the transaction;

•	certain anticipated merger-related costs that Black Knight expects to incur, including a number of non-recurring costs in connection with the merger even if the merger is not ultimately consummated;

•	the possibility of ICE encountering difficulties in achieving anticipated synergies and cost savings in the amounts estimated or in the time frames contemplated;

•	the possibility of encountering difficulties in successfully maintaining existing customer and employee relationships and growing revenues and profits;

•	the possibility of ICE encountering difficulties in successfully integrating Black Knight’s and ICE’s businesses, operations and workforce;

•	the possible diversion of management attention and resources from the operation of Black Knight’s business or other strategic opportunities towards the completion of the merger;

•	the fact that receipt of the merger consideration would be taxable to Black Knight stockholders that are treated as U.S. holders for U.S. federal income tax purposes;

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the fact that the value of the merger consideration will fluctuate depending on the performance of ICE common stock prior to closing of the merger, and that the merger agreement does not provide termination or walk-away rights to Black Knight in the event of a decline in the price of ICE common stock in and of itself;

•	the potential effects of the COVID-19 pandemic or other similar occurrences on the completion, timing or benefits of the merger;

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the fact that the merger agreement places certain restrictions on the conduct of Black Knight’s business prior to the completion of the merger, which are customary for public company merger agreements, but which, subject to specific exceptions, could delay or prevent Black Knight from undertaking business opportunities that might arise or other actions it might otherwise take with respect to the operations of Black Knight absent the pending completion of the merger;

•	the potential for legal claims challenging the merger; and

•	the other risks described in “Risk Factors” beginning on page 34 and “Forward-Looking Statements” beginning on page 32 of this proxy statement/prospectus.

The foregoing discussion of the information and factors considered by the Black Knight board is not intended to be exhaustive, but includes the material factors considered by the Black Knight board. In reaching its decision to approve the merger agreement, the merger, and the other transactions contemplated by the merger agreement, the Black Knight board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Black Knight board considered all these factors as a whole, including through its discussions with Black Knight’s management and financial and legal advisors, in evaluating the merger agreement, the merger, and the other transactions contemplated by the merger agreement.

For the reasons set forth above, the Black Knight board determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Black Knight and its stockholders, and adopted and approved the merger agreement and the transactions contemplated thereby, including the merger.

In considering the recommendation of the Black Knight board, you should be aware that certain directors and executive officers of Black Knight may have interests in the merger that are different from, or in addition to, interests of stockholders of Black Knight generally and may create potential conflicts of interest. The Black Knight board was aware of these interests and considered them when evaluating and negotiating the merger agreement, the merger and the other transactions contemplated by the merger agreement, and in recommending to Black Knight’s stockholders that they vote in favor of the merger proposal, the compensation proposal and the adjournment proposal. See “The Merger—Interests of Black Knight’s Directors and Executive Officers in the Merger” beginning on page 73 of this proxy statement/prospectus.

It should be noted that this explanation of the reasoning of the Black Knight board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in “Forward-Looking Statements” on page 32 of this proxy statement/prospectus.

For the reasons set forth above, the Black Knight board unanimously recommends that the holders of Black Knight common stock vote “FOR” the merger proposal and “FOR” the other proposals to be considered at the special meeting.

Opinion of Black Knight’s Financial Advisor

Pursuant to an engagement letter, Black Knight retained J.P. Morgan as its financial advisor in connection with the merger.

On May 4, 2022, J.P. Morgan delivered its written opinion to the Black Knight board that, as of such date, the Aggregate Consideration to be paid to the holders of Black Knight common stock in the merger was fair, from a financial point of view, to such holders.

The full text of the written opinion of J.P. Morgan dated as of May 4, 2022, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Black Knight’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s opinion was addressed to the Black Knight board (in its capacity as such) in connection with and for the purposes of its evaluation of the merger, was directed only to the Aggregate Consideration to be paid to the holders of Black Knight common stock in the merger and did not address any other aspect of the merger. J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the merger to the holders of any other class of securities, creditors or other constituencies of Black Knight or as to the underlying decision by Black Knight to engage in the merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any stockholder of Black Knight as to how such stockholder should vote with respect to the merger proposal or any other matter, including whether any stockholder should elect to receive Per Share Cash Consideration or Per Share Stock Consideration or to make no election with respect to the merger consideration.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed the merger agreement;

•	reviewed certain publicly available business and financial information concerning Black Knight and the industries in which it operates;

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compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

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compared the financial and operating performance of Black Knight with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Black Knight common stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of Black Knight relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of Black Knight with respect to certain aspects of the merger, and the past and current business operations of Black Knight, the financial condition and future prospects and operations of Black Knight, the effects of the merger on the financial condition and future prospects of Black Knight, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Black Knight or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify any such information or its accuracy or completeness and, pursuant to J.P. Morgan’s engagement letter with Black Knight, J.P. Morgan did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Black Knight or ICE under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by Black Knight’s management as to the expected future results of operations and financial condition of Black Knight to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the merger and the other transactions contemplated by the merger agreement will have the tax consequences described in discussions with, and materials furnished to J.P. Morgan by, representatives of Black Knight, and will be consummated as described in the merger agreement. J.P. Morgan also assumed that the representations and warranties made by Black Knight, ICE and Sub in the merger agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Black Knight with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Black Knight or ICE or on the contemplated benefits of the merger.

The projections furnished to J.P. Morgan were prepared by Black Knight’s management, as discussed more fully under “—Certain Unaudited Prospective Financial Information” beginning on page 70 of this proxy statement/prospectus. Black Knight does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Black Knight’s management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections and other forward-looking statements, please see “—Certain Unaudited Prospective Financial Information” beginning on page 70 of this proxy statement/prospectus.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion, and that J.P. Morgan does not have any obligation to update, revise or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the Aggregate Consideration to be paid to the holders of Black Knight common stock in the merger, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to be paid in connection with the merger to the holders of any other class of securities, creditors or other constituencies of Black Knight or as to the underlying decision by Black Knight to engage in the merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the merger, or any class of such persons relative to the Aggregate Consideration to be paid to the holders of Black Knight common stock in the merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which Black Knight common stock or ICE common stock will trade at any future time.

The terms of the merger agreement, including the Aggregate Consideration to be paid to the holders of Black Knight common stock, were determined through arm’s length negotiations between Black Knight and ICE, and the decision to enter into the merger agreement was solely that of the Black Knight board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Black Knight board in its evaluation of the merger and should not be viewed as determinative of the views of the Black Knight board or Black Knight’s management with respect to the merger or the merger consideration.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodologies in rendering its opinion to the Black Knight board on May 4, 2022, and in the financial analysis presented to the Black Knight board in connection with the rendering of such opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with rendering its opinion to the Black Knight board and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Public Trading Multiples. Using publicly available information, J.P. Morgan compared selected financial data of Black Knight with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be sufficiently analogous to those engaged in by Black Knight. The companies selected by J.P. Morgan were as follows:

Processors

•	Fiserv, Inc.

•	Fidelity National Information Services, Inc.

•	Global Payments Inc.

•	SS&C Technologies Holdings, Inc.

•	Broadridge Financial Solutions, Inc.

•	Jack Henry & Associates, Inc.

Information Services

•	S&P Global Inc.

•	Moody’s Corporation

•	Verisk Analytics, Inc.

•	Experian PLC

•	Equifax Inc.

•	TransUnion

•	FactSet Research Systems, Inc.

•	Fair Isaac Corporation

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for the purposes of J.P. Morgan’s analysis, may be considered similar to those of Black Knight based on (i) operations providing transaction processing or information services to the financial services industry and (ii) financial profile similar to that of Black Knight. However, certain of these companies may have characteristics that are materially different from those of Black Knight. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect Black Knight.

Using publicly available information, J.P. Morgan calculated, for each selected company, (a) the ratio of firm value to the consensus equity research analyst estimates for the company’s adjusted earnings before interest, taxes, depreciation, amortization and stock-based compensation expense, which we refer to as “Adjusted EBITDA,” for the year ending December 31, 2022, which we refer to as “FV/2022E Adj. EBITDA,” and (b) the ratio of the company’s closing price as of May 2, 2022 to the consensus equity research analyst estimates for the company’s earnings per share for the year ending December 31, 2022, which we refer to as “P/2022E Earnings”. Based on the results of this analysis, J.P. Morgan selected multiple reference ranges of 15.0x – 17.0x for FV/2022E Adj. EBITDA and 20.0x – 22.0x for P/2022E Earnings. After applying such ranges to the projected Adjusted EBITDA for Black Knight for the year ending December 31, 2022 as provided in the Black Knight management estimates (as defined in “—Certain Unaudited Prospective Financial Information” beginning on page 70 of this proxy statement/prospectus) and the projected Adjusted EPS (as defined in “—Certain Unaudited Prospective Financial Information” beginning on page 70 of this proxy statement/prospectus) for Black Knight for the year ending December 31, 2022, as provided in the Black Knight management estimates, respectively, the analysis indicated the following ranges of implied per share equity value (rounded to the nearest $0.25) for Black Knight common stock:

	Implied Per Share Equity Value
	Low	High
Black Knight FV/2022E Adj. EBITDA	$60.25	$70.50
Black Knight P/2022E Earnings	$55.00	$60.25

The ranges of implied per share equity value for Black Knight common stock were compared to (i) the unaffected closing price of Black Knight common stock of $59.27 on April 4, 2022, the last full trading day before the publication of news reports relating to a potential acquisition of Black Knight, and (ii) the offer price of $85.00 per share of Black Knight common stock.

Transaction Multiples Analysis. Using publicly available information, J.P. Morgan examined selected transactions involving businesses which J.P. Morgan judged to be sufficiently analogous to the business of Black Knight or aspects thereof. The transactions considered by J.P. Morgan were as follows:

Real Estate Technology

Announcement Date	Target	Acquiror
February 15, 2022	Optimal Blue, LLC (40%)	Black Knight, Inc.
March 1, 2021 (revised proposal)	CoreLogic, Inc.	Costar Group, Inc.
February 4, 2021	CoreLogic, Inc.	Stone Point Capital LLC
December 21, 2020	Realpage, Inc.	Thoma Bravo LP
August 6, 2020	Ellie Mae, Inc.	Intercontinental Exchange, Inc.
July 27, 2020	Optimal Blue, LLC (60%)	Black Knight, Inc.
February 19, 2019	Ellie Mae, Inc.	Thoma Bravo LP

Information Services

Announcement Date	Target	Acquiror
November 30, 2020	IHS Markit Ltd.	S&P Global Inc.
July 29, 2020	CPA Global Limited and CPA Global Group Holdings Limited	Clarivate Plc
May 15, 2017	Bureau van Dijk Electronic Publishing B.V.	Moody’s Corporation

Transaction Processing

Announcement Date	Target	Acquiror
September 18, 2019	Total Systems Services, Inc.	Global Payments Inc.
March 18, 2019	Worldpay, Inc.	Fidelity National Information Services, Inc.
January 16, 2019	First Data Corporation	Fiserv, Inc.
September 25, 2017	Nets (A/S)	Hellman & Friedman LLC (Consortium)
July 4, 2017	Worldpay Group plc	Vantiv, Inc.

Vertical Software

Announcement Date	Target	Acquiror
April 7, 2022	CDK Global Inc.	Brookfield Business Partners
August 13, 2020	Vertafore, Inc.	Roper Technologies, Inc.
September 6, 2018	Intralinks Holdings, Inc.	SS&C Technologies Holdings, Inc.
July 31, 2018	Accruent, LLC	Fortive Corporation

None of the selected transactions reviewed was identical to the merger. However, the selected transactions were chosen because certain aspects of the transactions, for purposes of J.P. Morgan’s analysis, may be considered similar to the merger, based on (i) the target company’s operations in the real estate technology, information services, transaction processing or vertical software industries and (ii) the target company’s financial profile similar to that of Black Knight. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the transactions differently than they would affect the merger.

Using publicly available information, J.P. Morgan calculated, for each selected transaction, the ratio of the target company’s firm value implied in the relevant transaction to the target company’s Adjusted EBITDA for the twelve-month period immediately following the announcement of the applicable transaction, which we refer to as “FV/Adj. EBITDA”.

Based on the above analysis, J.P. Morgan selected a FV/Adj. EBITDA multiple reference range of 17.0x to 23.0x. After applying such range to Black Knight’s projected Adjusted EBITDA for the twelve-month period ending December 31, 2022 as provided in the Black Knight management estimates, the analysis indicated the following range of implied per share equity values (rounded to the nearest $0.25) for Black Knight common stock:

	Implied Per Share Equity Value
	Low	High
Black Knight FV/Adj. EBITDA	$70.50	$101.00

The range of implied per share equity values for Black Knight common stock was compared to (i) the unaffected closing price of Black Knight common stock of $59.27 on April 4, 2022, the last full trading day before the publication of news reports relating to a potential acquisition of Black Knight, and (ii) the offer price of $85.00 per share of Black Knight common stock.

Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per share for Black Knight common stock. J.P. Morgan calculated the unlevered free cash flows that Black Knight is expected to generate during fiscal years 2022E through 2026E (derived from the Black Knight management estimates, which was discussed with, and approved by, the Black Knight board for use by J.P. Morgan in connection with its financial analyses). J.P. Morgan also calculated a range of terminal values for Black Knight at the end of this period by applying perpetual growth rates ranging from 2.75% to 3.25%, based on guidance provided by Black Knight’s management, to estimates of the unlevered terminal free cash flows for Black Knight at the end of fiscal-year 2026E, as derived from the Black Knight management estimates. J.P. Morgan then discounted the unlevered free cash flow estimates and the range of terminal values to present value as of December 31, 2021 using discount rates ranging from 7.25% to 8.25%, which range was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Black Knight. The present value of the unlevered free cash flow estimates and the range of terminal values were then adjusted by subtracting net debt and other adjustments for Black Knight as of December 31, 2021.

Based on the foregoing, this analysis indicated the following ranges of implied per share equity value (rounded to the nearest $0.25) for Black Knight common stock:

	Implied Per Share Equity Value
	Low	High
Black Knight Discounted Cash Flow	$53.75	$78.50

The range of implied per share equity values for Black Knight common stock was compared to (i) the unaffected closing price of Black Knight common stock of $59.27 on April 4, 2022, the last full trading day before the publication of news reports relating to a potential acquisition of Black Knight, and (ii) the offer price of $85.00 per share of Black Knight common stock.

Miscellaneous. The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of Black Knight. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary are identical to Black Knight, and none of the selected transactions reviewed was identical to the merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Black Knight. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Black Knight and the transactions compared to the merger.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise Black Knight with respect to the merger and deliver an opinion to the Black Knight board with respect to the merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with Black Knight and the industries in which it operates.

For financial advisory services rendered in connection with the merger, Black Knight has agreed to pay J.P. Morgan an estimated fee of $70 million, $3 million of which became payable to J.P. Morgan at the time J.P. Morgan delivered its opinion and the remainder of which is contingent and payable upon the consummation of the merger. In addition, Black Knight has agreed to reimburse J.P. Morgan for its reasonable costs and expenses incurred in connection with its services, including the reasonable fees and expenses of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement.

During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Black Knight and ICE, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger for Black Knight on a credit facility in March 2021; co-lead underwriter for Black Knight on an offering of debt securities in August 2020; co-lead underwriter for Black Knight on an offering of debt securities in June 2020; financial advisor to Black Knight in February 2022; joint bookrunner and joint lead arranger for ICE on a credit facility in September 2021; joint bookrunning manager for ICE on an offering of debt securities in May 2020; and co-lead underwriter for ICE on an offering of debt securities in August 2020. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Black Knight, for which it receives customary compensation or other financial benefits. During the two year period preceding the date of J.P. Morgan’s opinion, the aggregate fees recognized by J.P. Morgan from Black Knight were approximately $11 million and from ICE were approximately $95 million (which includes fees recognized by J.P. Morgan in its capacity as financial advisor to Ellie Mae, Inc. in its acquisition by ICE in September 2020). In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of Black Knight and ICE. In the ordinary course of its businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of Black Knight or ICE for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

Certain Unaudited Prospective Financial Information

Black Knight does not, as a matter of course, publicly disclose forecasts or internal projections as to its future performance, revenues, earnings, financial condition or other results given, among other reasons, the inherent uncertainty of the underlying assumptions and estimates, other than, from time to time, estimated ranges of certain financial measures for the current year in its earnings conference calls and investor conference presentations. However, Black Knight and ICE are including in this proxy statement/prospectus certain unaudited prospective financial information for Black Knight that was made available to Black Knight’s financial advisor as described below (which we collectively refer to as the “prospective financial information”). A summary of certain significant elements of this information is set forth below and is included in this proxy statement/prospectus solely for the purpose of providing Black Knight stockholders access to certain nonpublic information made available to Black Knight’s financial advisor and ICE.

Black Knight and ICE do not endorse the prospective financial information as necessarily predictive of actual future results. Furthermore, although presented with numerical specificity, the prospective financial information reflects numerous estimates and assumptions made by senior management of Black Knight at the time such prospective financial information was prepared or approved for the use of Black Knight’s financial advisor. In addition, because the prospective financial information covers multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. These and the other estimates and assumptions underlying the prospective financial information involve judgments with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which Black Knight operates and the risks and uncertainties described under “Risk Factors” beginning on page 34 of this proxy statement/prospectus and “Forward-Looking Statements” beginning on page 32 of this proxy statement/prospectus and in the reports that Black Knight files with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of Black Knight and will be beyond the control of ICE following the completion of the merger.

There can be no assurance that the underlying assumptions or projected results will be realized, and actual results could differ materially from those reflected in the prospective financial information, whether or not the merger is completed. Further, these assumptions do not include all potential actions that the senior management of Black Knight could or might have taken during these time periods. The inclusion in this proxy statement/prospectus of the prospective financial information below should not be regarded as an indication that Black Knight or ICE or their respective boards of directors or advisors considered, or now consider, this prospective financial information to be material information to any Black Knight stockholders, particularly in light of the inherent risks and uncertainties associated with such prospective financial information, or that it should be construed as financial guidance, and it should not be relied on as such. This information was prepared solely for internal use and is subjective in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The prospective financial information is not fact and should not be relied upon as necessarily indicative of actual future results. The prospective financial information also reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change and does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the merger agreement or the possible financial and other effects on Black Knight or ICE of the merger, and does not attempt to predict or suggest actual future results of ICE following the completion of the merger or give effect to the merger, including the effect of negotiating or executing the merger agreement, the costs that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by ICE as a result of the merger, the effect on Black Knight of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the prospective financial information does not take into account the effect of any possible failure of the merger to occur. No assurances can be given that if the prospective financial information and the underlying assumptions had been prepared as of the date of this proxy statement/prospectus, similar assumptions would be used. In addition, the prospective financial information may not reflect the manner in which ICE would operate after the merger.

The accompanying prospective financial information was not prepared for the purpose of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles.

Subject to the above, the prospective financial information included in this section has been provided by Black Knight’s management as described in this section. Neither KPMG LLP (Black Knight’s independent registered public accounting firm) nor Ernst & Young LLP (ICE’s independent registered public accounting firm), nor any other independent registered public accounting firm, has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, neither KPMG LLP nor Ernst & Young LLP expresses an opinion or any other form of assurance with respect thereto or its achievability and assumes no responsibility for the prospective financial information and disclaims any association with the prospective financial information. The report by each of KPMG LLP and Ernst & Young LLP incorporated by reference in this proxy statement/prospectus relates to Black Knight’s and ICE’s previously issued financial statements. They do not extend to the prospective financial information and should not be read to do so.

The following table presents unaudited prospective financial information for Black Knight prepared by Black Knight management for the years ending December 31, 2022 through December 31, 2026 (the “Black Knight management estimates”). The Black Knight management estimates, among other estimates, were provided by Black Knight management to and used by J.P. Morgan at the direction of Black Knight management in the financial analyses performed in connection with J.P. Morgan’s opinion:

Fiscal Year Ended December 31, ($ in millions except per share data)	2022E	2023E	2024E	2025E	2026E
Revenue	$1,602	$1,745	$1,891	$2,045	$2,192
Adjusted EBITDA[1]	$794	$881	$970	$1,070	$1,163
Adjusted EPS[2]	$2.66	$2.97	$3.42	$3.87	$4.36

(1)

Adjusted EBITDA is defined as net earnings attributable to Black Knight, with adjustments to reflect the addition or elimination of certain statement of earnings items including, but not limited to: depreciation and amortization; interest expense, net; income tax expense; other expenses, net; equity in losses (earnings) of unconsolidated affiliates, net of tax; (gains) losses related to investments in unconsolidated affiliate, net of tax; net earnings (losses) attributable to redeemable noncontrolling interests; equity-based compensation, including certain related payroll taxes; acquisition-related costs, including costs pursuant to purchase agreements; and costs associated with expense reduction initiatives.

(2)

Adjusted EPS is defined as (i) adjusted net earnings, which is defined as net earnings attributable to Black Knight with adjustments to reflect the addition or elimination of certain statement of earnings items including, but not limited to: equity in losses (earnings) of unconsolidated affiliates, net of tax; gains (losses) related to investments in unconsolidated affiliates, net of tax; the net incremental depreciation and amortization adjustments associated with the application of purchase accounting; equity-based compensation, including certain related payroll taxes; costs associated with debt and/or equity offerings; acquisition-related costs, including costs pursuant to purchase agreements; costs associated with expense reduction initiatives; costs and settlement (gains) losses associated with significant legal matters; adjustment for income tax expense primarily related to the tax effect of the non-GAAP adjustments and a discrete income tax benefit related to the establishment of a deferred tax asset as a result of our reorganization of certain wholly-owned subsidiaries; and adjustment for redeemable noncontrolling interests primarily related to the effect of the non-GAAP adjustments, divided by (ii) the diluted weighted average shares of Black Knight common stock outstanding.

By including in this proxy statement/prospectus a summary of the prospective financial information, none of Black Knight, ICE or any of their advisors or other representatives have made or makes any representation to any person regarding the ultimate performance of Black Knight compared to the information contained in the prospective financial information or that the results reflected in the prospective financial information will be achieved. Neither Black Knight nor ICE undertakes any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be inappropriate, or to reflect changes in general economic or industry conditions. None of Black Knight, ICE or their advisors or other representatives has made, makes or is authorized in the future to make any representation to any stockholder of Black Knight or ICE or other person regarding Black Knight’s or ICE’s ultimate performance compared to the information contained in the prospective financial information or that the results reflected in the prospective financial information will be achieved. The prospective financial information included above is provided because it was made available to and considered by Black Knight and the Black Knight board and financial advisor in connection with the merger.

In light of the foregoing, and considering that the Black Knight special meeting will be held several months after the prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Black Knight stockholders are cautioned not to place unwarranted reliance on such information, and are urged to review Black Knight’s and ICE’s most recent SEC filings for a description of their respective reported financial results and the financial statements of Black Knight and ICE incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 156 of this proxy statement/prospectus. The prospective financial information summarized in this section is not included in this proxy statement/prospectus in order to induce any holder of Black Knight common stock to vote in favor of the Black Knight merger proposal or any of the other proposals to be voted on at the Black Knight special meeting.

Interests of Black Knight’s Directors and Executive Officers in the Merger

In considering the recommendation of the Black Knight board with respect to the merger, Black Knight’s stockholders should be aware that the directors and executive officers of Black Knight may have certain interests in the merger that are different from, or in addition to, the interests of Black Knight stockholders generally. The Black Knight board was aware of these interests and considered them, among other matters, in making its recommendation that Black Knight’s stockholders vote to approve the merger proposal, the compensation proposal and the adjournment proposal. For more information, see the sections entitled “The Merger—Background of the Merger” beginning on page 56 of this proxy statement/prospectus and “The Merger—Black Knight’s Reasons for the Merger; Recommendation of the Black Knight Board of Directors” beginning on page 60 of this proxy statement/prospectus. Such interests are described in more detail below.

Treatment of Black Knight Equity Awards

The Black Knight equity awards held by Black Knight’s executive officers immediately prior to the merger effective time will be treated in the same manner as those Black Knight equity awards held by other employees generally. The Black Knight equity awards held by Black Knight’s non-employee directors and the Chairman Emeritus will fully vest at the merger effective time. As further described in “The Merger Agreement—Treatment of Black Knight Equity Awards” beginning on page 87 of this proxy statement/prospectus, outstanding Black Knight equity awards held by Black Knight directors and executive officers will be treated as follows:

•	Black Knight Restricted Stock Awards.

•

Each Black Knight restricted stock award held by a non-employee member of the Black Knight board and the Chairman Emeritus will vest in full and be cancelled and converted into the right to receive the merger consideration.

•

Each Black Knight restricted stock award held by an executive officer will automatically be assumed and converted into a restricted share of ICE common stock based on the Exchange Ratio, which will be subject to the same terms and conditions as were applicable to such Black Knight restricted stock award immediately prior to the merger effective time (except that each applicable “performance restriction” will be deemed satisfied).

•

Black Knight RSU Awards. Each Black Knight RSU award held by a non-employee member of the Black Knight board and the Chairman Emeritus will vest in full and be deemed settled for a number of shares of Black Knight common stock equal to the number of shares underlying the Black Knight RSU award, which will be cancelled and converted into the right to receive the merger consideration.

For an estimate of the amounts that would be realized by each of Black Knight’s named executive officers upon a termination without “cause” or for “good reason” at the merger effective time in respect of their unvested Black Knight restricted stock awards that are outstanding on August 12, 2022, see “—Quantification of Potential Payments and Benefits to Black Knight’s Named Executive Officers” beginning on page 76 of this proxy statement/prospectus. The estimated aggregate amount that would be realized by the non-employee members of the Black Knight board and the Chairman Emeritus in respect of their unvested Black Knight equity awards if the merger was to be completed on August 12, 2022 is $4,848,255. The amounts in this paragraph were determined using equity awards outstanding as of August 12, 2022 and a price per share of Black Knight common stock of $70.34 (the average closing market price over the first five business days following the first public announcement of the merger on May 4, 2022). These amounts do not attempt to forecast any additional equity award grants, issuances or forfeitures that may occur prior to the merger effective time following the date of this proxy statement/prospectus. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts to be received by the members of the Black Knight board may materially differ from the amounts set forth above.

Optimal Blue Class B Units

Each of Messrs. Jabbour, Nackashi and Larsen holds restricted and unvested Class B units of Optimal Blue, which we refer to as the “profits interests.” The profits interests will vest in full on November 24, 2023, generally subject to the named executive officer’s continued employment through such date. The merger effective time will constitute a “Black Knight Change of Control” under the Third Amended and Restated Limited Liability Company Agreement of Optimal Blue, which we refer to as the “LLC agreement.” While vesting of the profits interests will not be accelerated at the merger effective time, the occurrence of a Black Knight Change of Control will trigger certain redemption rights under the LLC agreement and give each holder the right to elect that Optimal Blue redeem all of the holder’s vested and unvested profits interests for a redemption price determined based on an appraisal process launched upon receipt of the redemption notice. The closing of the redemption process, to the extent elected, will occur immediately prior to or concurrently with the consummation of the merger.

For an estimate of the amounts that would be realized by Messrs. Jabbour, Nackashi and Larsen at the merger effective time if they elected to redeem their unvested profits interests that are outstanding on August 12, 2022 in accordance with the LLC agreement, see “—Quantification of Potential Payments and Benefits to Black Knight’s Named Executive Officers” beginning on page 76 of this proxy statement/prospectus.

Treatment of the Black Knight ESPP

As further described in “The Merger Agreement—Treatment of Black Knight Equity Awards—Treatment of the Black Knight ESPP” beginning on page 88 of this proxy statement/prospectus, all “matching credits” (as defined in the Black Knight ESPP) that would be allocated to each participant’s account under the Black Knight ESPP assuming that the participant remained an “eligible person” (as defined in the Black Knight ESPP) through each “matching date” (as defined in the Black Knight ESPP), without regard to the occurrence of the annual anniversary of each applicable “quarter end” (as defined in the Black Knight ESPP), for all of the participant’s contributions prior to the merger effective time, and disregarding the holding period and any other restrictions or limitations, will be credited to such participant’s account on an accelerated basis immediately prior to the closing and distributed in cash within ten business days after the merger effective time.

For an estimate of the amount of matching credits that would accelerate and be payable to each of Black Knight’s named executive officers at the merger effective time with respect to their participant contributions to the Black Knight ESPP as of August 12, 2022, see “—Quantification of Potential Payments and Benefits to Black Knight’s Named Executive Officers” beginning on page 76 of this proxy statement/prospectus.

Black Knight Employment Agreements

Black Knight is party to employment agreements with each of its executive officers, which we refer to as the “employment agreements,” which provide that if the executive officer’s employment with Black Knight is terminated (i) by Black Knight for any reason other than “cause,” death or disability or (ii) by the executive officer for “good reason,” in each case during the term of the employment agreement, the executive officer will receive the following severance payments and benefits:

•	Any accrued obligations (earned unpaid base salary, annual bonus payments relating to the prior year, and any unpaid expense reimbursements) will become payable;

•

A pro-rated annual bonus based upon the actual satisfaction of any applicable performance measures or other conditions applicable to the bonus, multiplied by the percentage of the calendar year completed before the date of termination;

•

A lump sum payment equal to 250% (200% for Mr. Gravelle) of the sum of (a) the executive officer’s annual base salary in effect immediately prior to the date of termination and (b) the target annual bonus in the year in which the date of termination occurs, paid as soon as practicable, but no later than the 65th day after the date of termination;

•

All stock options, restricted stock and other equity-based incentive awards granted by Black Knight or any of its subsidiaries or affiliates, including any Class B units of Optimal Blue, that were outstanding but not vested as of the date of termination, shall become immediately vested and/or payable;

•

A lump sum payment equal to 36 monthly life insurance premiums based on the monthly premiums that would be due assuming that the executive officer had converted the Black Knight life insurance coverage that was in effect on the date of the notice of termination into an individual policy; and

•

A lump sum payment equal to 36 monthly medical and dental COBRA premiums based on the level of coverage in effect for the executive officer (e.g., employee only or family coverage) on the date of termination; and so long as the executive officer pays the full monthly premiums for COBRA coverage to Black Knight, Black Knight will provide the executive officer and his eligible dependents with continued medical and dental coverage, on the same basis as provided to Black Knight’s active executives and their dependents until the earlier of: (i) 36 months after the date of termination; or (ii) the date the executive officer is first eligible for medical and dental coverage (without pre-existing condition limitations) with a subsequent employer.

Black Knight may require that the executive officer execute a release of claims in substantially the form attached to his employment agreement prior to the payment, distribution or other benefit described above.

Each employment agreement provides that in the event that the executive officer would receive any payments or benefits that are subject to the excise tax under Section 4999 of the Code, the executive officer may, in his discretion, elect for such payments to be reduced to one dollar less than the amount that would constitute a “parachute payment” under Section 280G of the Code. If the executive officer does not so elect, the executive officer will be responsible for the payment of any excise taxes.

For an estimate of the amounts that would be payable to each of Black Knight’s named executive officers upon a qualifying termination at the merger effective time under their employment agreements, see “—Quantification of Potential Payments and Benefits to Black Knight’s Named Executive Officers” beginning on page 76 of this proxy statement/prospectus.

Pro-Rated Annual Incentive Payments

Under the merger agreement, at or shortly prior to the closing, the compensation committee of the Black Knight board, which we refer to as the “Compensation Committee,” will determine the level of achievement under Black Knight’s annual bonus programs for the portion of the fiscal year that has elapsed as of the closing. Black Knight will then determine the pro-rated annual incentive payments (based on the Compensation

Committee’s determination of performance) to be made to each Black Knight employee under such annual bonus programs for the portion of the fiscal year that has elapsed as of the merger effective time, which will be paid in the first quarter of the following calendar year, subject to a Black Knight employee’s continued employment through the payment date (unless a severance qualifying termination occurs prior to such payment date).

Each Black Knight named executive officer is separately entitled to a pro-rated bonus upon a termination of his employment without “cause” or for “good reason” for the year in which the termination occurs under his employment agreement, as described above in “—Black Knight Employment Agreements” beginning on page 75 of this proxy statement/prospectus, and for this purpose we have assumed that the named executive officers will receive the pro-rated bonus entitlement at target level under such agreements.

Executive Chairman Discretionary Bonus

The preexisting terms of Mr. Jabbour’s existing employment agreement, dated as of April 1, 2018, provide that if Black Knight is sold during the term of agreement, Mr. Jabbour will be eligible to receive a discretionary bonus in an amount determined by the Compensation Committee. The Compensation Committee may determine and pay such discretionary bonus to Mr. Jabbour in a lump sum in cash prior to the closing (or in calendar year 2022, subject to the after-tax proceeds being escrowed and subject to repayment if the merger is not consummated).

While, as of the date of this proxy statement/prospectus, the Compensation Committee has not determined if or when such discretionary bonus will be paid, the merger agreement permits the Compensation Committee to pay such a discretionary bonus to Mr. Jabbour in the amount of $40 million, which amount is included in the table in “—Quantification of Potential Payments and Benefits to Black Knight’s Named Executive Officers” beginning on page 76 of this proxy statement/prospectus.

Tax Planning Strategies

Under the merger agreement, Black Knight may implement tax planning strategies for the purpose of mitigating the impact of Sections 280G and 4999 of the Internal Revenue Code and thereby preserve certain compensation-related tax deductions that might otherwise be disallowed. Any such tax planning strategies will not include a gross-up of any excise taxes under Section 4999 of the Internal Revenue Code, but may include, for Messrs. Nackashi and Larsen, vesting certain equity awards in December 2022 that are scheduled to vest in 2023. As of the date of this proxy statement/prospectus, no such tax planning strategies have yet been finalized.

Indemnification; Directors’ and Officers’ Insurance

Under the merger agreement, each present and former director and officer of Black Knight or any of its subsidiaries is entitled to continued indemnification and insurance coverage following the merger effective time for acts or omissions occurring at or prior to the merger effective time.

For additional information, see “The Merger Agreement—Directors’ and Officers’ Indemnification and Insurance” beginning on page 103 of this proxy statement/prospectus.

Quantification of Potential Payments and Benefits to Black Knight’s Named Executive Officers

The table below sets forth the information required by Item 402(t) of the Regulation S-K regarding certain compensation that will or may be paid or become payable to each of Black Knight’s “named executive officers” (as identified in accordance with SEC regulations) and that is based on, or otherwise relates to, the merger. The amounts listed below are estimates based on the following assumptions:

•	The merger effective time (which will constitute a change in control or term of similar import under each applicable Black Knight agreement or arrangement) will occur on August 12, 2022 (which is the assumed date solely for purposes of this golden parachute compensation disclosure) and each named executive officer experiences a qualifying termination of employment immediately following the merger effective time;

•	The named executive officer’s base salary and target annual bonus will remain unchanged from those applicable as of August 12, 2022;

•	Each named executive officer’s outstanding Black Knight equity awards and Optimal Blue profits interests are those that are outstanding and unvested as of August 12, 2022;

•	Each named executive officer’s participant contributions to the Black Knight ESPP are those as of August 12, 2022;

•

The price per share of Black Knight common stock at the merger effective time is $70.34 (the average closing market price over the first five business days following the first public announcement of the merger on May 4, 2022, as required by Item 402(t) of Regulation S-K);

•	The redemption price for each Optimal Blue profits interest is $14,450 per unit (based on a redemption value as of June 30, 2022 as determined using the fair value method of accounting under GAAP);

•	For purposes of the unvested Black Knight restricted stock awards set forth in the tables, satisfaction of each applicable “performance restriction”;

•	The monthly life insurance premiums and medical and dental COBRA premiums in effect as of August 12, 2022; and

•	No reduction in payments or benefits will be necessary and/or elected to mitigate the impact of Sections 280G and 4999 of the Code.

The calculations in the tables below do not include amounts that Black Knight’s named executive officers were already entitled to receive or were vested in as of the date of this proxy statement/prospectus. The calculations in the tables also do not include compensation actions that may occur after the date of this proxy statement/prospectus but before the merger effective time (including any additional equity award grants, issuances or forfeitures that may occur, or future dividends or dividend equivalents that may be accrued, after the date of this proxy statement/prospectus but before the merger effective time). As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the tables, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

For purposes of this disclosure, “single trigger” refers to payments and benefits that arise solely as a result of the completion of the merger and “double trigger” refers to payments and benefits that require two conditions, which are the completion of the merger and a qualifying termination of employment.

Named Executive Officers	Cash(1)	Equity(2)	Total
Anthony M. Jabbour	$45,391,798	$35,419,772	$80,811,570
Joseph M. Nackashi	$6,708,635	$19,295,164	$26,003,799
Kirk T. Larsen	$4,228,775	$13,516,640	$17,745,415
Michael L. Gravelle	$695,208	$1,550,364	$2,245,572
Michele M. Meyers(3)	—	—	—
Shelley S. Leonard(3)	—	—	—

(1)

Cash. The cash amount payable to the named executive officers consists of the following payments and benefits. The severance, pro-rated bonus, life insurance premiums and COBRA premiums are all payable on a “double-trigger” basis, while the Black Knight ESPP matching credits and Mr. Jabbour’s discretionary bonus (if and once paid) are “single-trigger.”

(A) Severance. A lump sum equal to 250% (200% for Mr. Gravelle) of the sum of (a) the named executive officer’s annual base salary in effect immediately prior to the date of termination and (b) the target annual bonus in the year in which the date of termination occurs.

(B) Pro-Rated Bonus. A pro-rated annual bonus based on the achievement of performance measures (assuming, for this purpose, the target level of performance) multiplied by the percentage of the calendar year completed before the date of termination.

(C) Life Insurance Premiums. A lump sum equal to 36 monthly life insurance premiums based on the monthly premiums that would be due assuming that the named executive officer had converted the Black Knight life insurance coverage that was in effect on the date of the notice of termination into an individual policy.

(D) COBRA Premiums. A lump sum equal to 36 monthly medical and dental COBRA premiums, based on the level of coverage in effect for the named executive officer on the date of termination.

(E) ESPP Matching Credits. The amount of matching credits that would be credited to each named executive officer’s account under the Black Knight ESPP on accelerated basis (assuming that the named executive officer had remained an eligible person through each matching date for all of the named executive officer’s contributions prior to the merger effective time, and disregarding the holding period and any other restrictions or limitations) and distributed in cash shortly after the merger effective time.

(F) Discretionary Bonus. The maximum amount of the discretionary bonus that the Compensation Committee may determine to pay to Mr. Jabbour as described above in “—Executive Chairman Discretionary Bonus.”

Named Executive Officers	Severance	Pro-Rated Bonus	Life Insurance Premiums	COBRA Premiums	ESPP Matching Credits	Discretionary Bonus
Anthony M. Jabbour	$4,500,000	$736,438	$26,136	$79,032	$50,192	$40,000,000
Joseph M. Nackashi	$5,625,000	$920,548	$31,266	$79,032	$52,789	—
Kirk T. Larsen	$3,593,750	$529,315	$20,556	$53,308	$31,846	—
Michael L. Gravelle	$592,000	$90,827	$0	$0	$12,381	—

(2)

Equity. As described in “—Treatment of Black Knight Equity Awards” beginning on page 73 of this proxy statement/prospectus and “—Optimal Blue Class B Units” beginning on page 74 of this proxy statement/prospectus, represents the value of (i) the unvested Black Knight restricted stock awards that would “double-trigger” vest upon a qualifying termination after the merger effective time, and (ii) the “single-trigger” redemption, if elected, of all of the named executive officer’s unvested Optimal Blue profits interests. None of Black Knight’s named executive officers hold any unvested Black Knight RSU awards or unvested Black Knight restricted stock awards that would vest on a “single-trigger” basis pursuant to their terms solely due to the occurrence of the merger effective time.

Named Executive Officers	Restricted Stock Awards	Accrued Dividends	Optimal Blue Profits Interests
Anthony M. Jabbour	$16,201,272	$0	$19,218,500
Joseph M. Nackashi	$10,076,064	$0	$9,219,100
Kirk T. Larsen	$7,360,940	$0	$6,155,700
Michael L. Gravelle	$1,550,364	$0	—

(3)

Former Executive Officers. Michele M. Meyers, Black Knight’s former Chief Accounting Officer and Treasurer, terminated employment with Black Knight on March 12, 2022. Shelley S. Leonard, Black Knight’s former Chief Product and Digital Officer, terminated employment with Black Knight on December 7, 2021. Neither Ms. Meyers nor Ms. Leonard is entitled to receive any compensation in connection with, or as a result of, the merger.

Director and Officer Indemnification

Under the merger agreement, certain indemnification and insurance rights exist in favor of Black Knight’s current and former directors and officers. See “The Merger Agreement—Directors’ and Officers’ Indemnification and Insurance” beginning on page 103 for information about these rights.

Financing of the Merger and Treatment of Existing Debt

In connection with the merger, ICE does not intend to maintain Black Knight’s existing term loan and revolving credit facilities. The merger agreement obligates Black Knight to use reasonable best efforts to arrange for a customary payoff letter and lien terminations to be delivered at the merger effective time providing for the payoff, discharge and termination of all indebtedness contemplated under Black Knight’s existing term loan and revolving credit facilities.

ICE’s obligation to complete the merger is not conditioned upon its obtaining financing. ICE anticipates that approximately $12.65 billion will be required to pay the aggregate cash portion of the merger consideration, to refinance all or a portion of the existing indebtedness of Black Knight and its subsidiaries and to pay fees and expenses relating to the merger and the related transactions. ICE intends to fund the cash consideration in the merger with a combination of available cash and permanent financing. In connection with entering into the merger agreement, ICE entered into a commitment letter, dated as of May 4, 2022, with Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC providing for a 364-day senior unsecured bridge facility in an aggregate principal amount not to exceed $14.0 billion consisting of a $8.225 billion tranche backstopping a combination of one or more series of unsecured notes or other debt securities in a public offering or in a Rule 144A offering or other private placement and operating internal cash generation prior to the merger effective time, a $3.775 billion tranche backstopping the existing revolving credit agreement, and a $2.0 billion tranche backstopping a new delayed draw term loan facility.

On May 11, 2022, ICE entered into an amendment to its existing revolving credit agreement and, as a result thereof and in accordance with the terms of the commitment letter, the $3.775 billion tranche of the bridge facility backstopping the existing revolving credit agreement was automatically and permanently terminated. On May 20, 2022, the net proceeds generated by certain asset sales (the gross proceeds of which were $749 million) were applied, together with a further voluntary commitment reduction, to reduce by $749 million the $8.225 billion tranche A of the bridge facility backstopping a combination of one or more series of unsecured notes or other debt securities in a public offering or in a Rule 144A offering or other private placement and operating internal cash generation in accordance with the terms of the commitment letter. On May 23, 2022, ICE completed the public offering and issuance of $8.0 billion of unsecured notes, of which $5.275 billion in gross cash proceeds were applied to further reduce tranche A of the bridge facility. In addition, on May 25, 2022, tranche A of the bridge facility was further reduced by $400 million in loan proceeds from the effectiveness of a new delayed draw term loan facility. As a result of the foregoing, on May 25, 2022, the $8.225 billion tranche A of the bridge facility was permanently reduced to $1.801 billion. On June 30, 2022, tranche A of the bridge facility was further voluntarily and permanently reduced by an additional $601 million to $1.2 billion. On August 5, 2022, tranche A of the bridge facility was further voluntarily and permanently reduced by an additional $1.2 billion to $0.

Regulatory Approvals

Under the HSR Act and related rules, certain transactions, including the merger, may not be completed until notifications have been given and information furnished to the Antitrust Division and the FTC and all statutory waiting period requirements have been satisfied. Completion of the merger is subject to the expiration or earlier termination of the applicable waiting period under the HSR Act. ICE and Black Knight each filed their respective HSR Act notification forms on May 18, 2022. On June 17, 2022, the parties each received a Second Request from the FTC with respect to the merger. Accordingly, the HSR waiting period will expire 30 days after ICE and Black Knight each certify their substantial compliance with the Second Request, unless earlier terminated by the FTC or extended by agreement of the parties or court order.

At any time before or after the completion of the merger, and notwithstanding the termination of applicable waiting periods, the applicable U.S. antitrust authorities or any state attorney general could take such action under the antitrust laws as any such party deems necessary or desirable in the public interest. Such action could include, among other things, seeking to enjoin the completion of the merger, to rescind the merger, to conditionally permit completion of the merger subject to regulatory conditions, or seeking divestiture of substantial assets of the parties or other remedies. In addition, in some circumstances, a third party could initiate a private action under antitrust laws challenging, seeking to enjoin, or seeking to impose conditions on the merger. There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful. ICE and Black Knight may not prevail and may incur significant costs in defending or settling any such action.

Timing of the Merger

The transaction is currently expected to be completed by the first half of calendar year 2023. Neither ICE nor Black Knight can predict, however, the actual date on which the transaction will be completed, or if the merger will be completed at all, because completion of the merger is subject to conditions beyond each company’s control, including obtaining the necessary regulatory approvals.

See “The Merger Agreement—Conditions to the Merger” beginning on page 104 of this proxy statement/prospectus.

Accounting Treatment

ICE prepares its financial statements in accordance with GAAP. The merger will be accounted for using the acquisition method of accounting. ICE will be treated as the acquirer for accounting purposes.

Listing of ICE Common Stock; Delisting and Deregistration of Black Knight Common Stock

Prior to the completion of the merger, ICE has agreed to use its reasonable best efforts to cause the shares of ICE common stock to be issued in connection with the merger to be approved for listing on the NYSE. The listing of the shares of ICE common stock on the NYSE, subject to official notice of issuance, is also a condition to completion of the merger.

If the merger is completed, Black Knight common stock will be delisted from the NYSE and deregistered under the Exchange Act, and Black Knight will no longer be required to file periodic reports with the SEC with respect to Black Knight common stock.

Litigation Relating to the Merger

On July 5, 2022, a complaint challenging the merger was filed on behalf of a purported stockholder of Black Knight against Black Knight and the members of the Black Knight board in the U.S. District Court for the Southern District of New York. The complaint is captioned Ryan O’Dell v. Black Knight, Inc., et al., Civil Action No. 22-cv-5715 (S.D.N.Y. 2022). The defendants have not yet been served as of the date of this proxy statement/prospectus. The complaint asserts federal securities claims under Sections 14(a) and 20(a) of the Exchange Act, alleging that certain disclosures regarding the merger in the preliminary proxy statement/prospectus are materially false and misleading. The complaint seeks an injunction barring the merger, rescissory damages in the event the merger has been consummated, other unspecified damages and payment of the plaintiff’s costs and disbursements, including attorneys’ fees and expenses. Black Knight and ICE believe that the claims asserted in this complaint are meritless.

The outcome of this lawsuit or any other lawsuit that may be filed challenging the merger is uncertain. One of the conditions to the closing of the merger is the absence of any Restraint by a court or other governmental entity that is in effect and restrains, enjoins or otherwise prohibits the closing of the merger, and this lawsuit seeks, and potential other lawsuits may seek an order enjoining consummation of the merger. Accordingly, if this lawsuit or any future lawsuit is successful in obtaining an order enjoining consummation of the merger, then such order may prevent the merger from being completed, or from being completed within the expected time frame, and could result in substantial costs to ICE and Black Knight including, but not limited to, costs associated with the indemnification of directors and officers. Any such injunction or delay in the merger being completed may adversely affect ICE’s and Black Knight’s business, financial condition, results of operations and cash flows.

Black Knight and/or ICE stockholders may file additional lawsuits challenging the merger, which may name ICE, Black Knight, members of their respective boards of directors and/or others as defendants. No assurance can be made as to the outcome of such lawsuits, including the amount of costs associated with defending, settling, or any other liabilities that may be incurred in connection with the litigation or settlement of such claims. If additional similar complaints are filed, absent new or different allegations that are material, neither Black Knight nor ICE will necessarily announce such additional filings.

ICE’s Dividend Policy

The declaration of future dividends will be at the discretion of the ICE board and will be determined after consideration of various factors, including earnings, cash requirements, the financial condition of ICE and other factors deemed relevant by the ICE board. While ICE cannot assure its future financial performance, it anticipates that it will continue to pay dividends on ICE stock in the foreseeable future. Most recently, ICE declared a quarterly dividend of $0.38 per ICE share, with the dividend payable on September 30, 2022 to stockholders of record as of September 16, 2022. Under the merger agreement, prior to the completion of the merger, ICE may continue to pay its regular quarterly cash dividends in the ordinary course consistent with past practice.

THE MERGER AGREEMENT

This section describes the material terms of the merger agreement. The descriptions of the merger agreement in this section and elsewhere in this proxy statement/prospectus are qualified in their entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to read carefully the entire merger agreement.

Explanatory Note Regarding the Merger Agreement

The merger agreement is included to provide you with information regarding its terms. Neither the merger agreement nor the summary of its material terms included in this section is intended to provide any factual information about ICE or Black Knight. Factual disclosures about Black Knight and ICE contained in this proxy statement/prospectus and/or in the public reports of Black Knight and ICE filed with the SEC (as described in “Where You Can Find More Information” beginning on page 156 of this proxy statement/prospectus) may supplement, update or modify the disclosures about Black Knight and ICE contained in the merger agreement. The merger agreement contains representations and warranties and covenants of the parties customary for a transaction of this nature. The representations and warranties contained in the merger agreement were made only for purposes of the merger agreement as of the specific dates therein; were made solely for the benefit of the parties to the merger agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the merger agreement except for the limited purposes expressly set forth therein and should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in ICE’s or Black Knight’s public disclosures. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about Black Knight or ICE at the time they were made or otherwise.

Structure of the Merger

The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement, and in accordance with the DGCL, at the merger effective time, Sub will be merged with and into Black Knight. As a result of the merger, the separate corporate existence of Sub will cease, and Black Knight will continue as the surviving corporation and a wholly owned subsidiary of ICE. The certificate of incorporation and bylaws of the surviving corporation will be amended at the merger effective time to be the certificate of incorporation and bylaws, respectively, of Sub as in effect immediately prior to the completion of the merger (except (a) as to the name of the surviving corporation, which will be “Black Knight, Inc.,” (b) the provisions of the certificate of incorporation relating to the incorporator of Sub will be omitted, and (c) changes necessary to provide for continued indemnification and insurance coverage to each present and former director, officer, employee or agent of Black Knight or any of its subsidiaries for acts or omissions occurring at or prior to the merger effective time, as further described in “The Merger Agreement—Directors’ and Officers’ Indemnification and Insurance” beginning on page 103 of this proxy statement/prospectus).

Consideration to be Received in the Merger

General

Black Knight stockholders will have the right to elect to receive merger consideration for each of their shares of Black Knight common stock in the form of either (i) the Per Share Cash Consideration, being cash in an amount equal to the sum, rounded to the nearest one tenth of a cent, of (x) $68.00 plus (y) the product, rounded to the nearest one tenth of a cent, of the Share Ratio, being 0.1440, multiplied by the Closing 10-Day Average ICE VWAP, or (ii) the Per Share Stock Consideration, being a number of shares of ICE common stock as is equal to the Exchange Ratio, being the quotient, rounded to the nearest one ten thousandth, of (x) the Per Share Cash Consideration divided by (y) the Closing 10-Day Average ICE VWAP, in each case, subject to proration in the circumstances described below. Black Knight stockholders may specify different elections with respect to different shares they hold. For example, if a Black Knight stockholder owns 100 shares of Black Knight common stock, that stockholder may make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares. In the event of proration, a Black Knight stockholder may be entitled to receive merger consideration in respect of some or all of the Black Knight shares held by that stockholder in a form other than the form which that stockholder elected.

The value of the merger consideration will fluctuate with the market price of ICE common stock and will be determined based on the Closing 10-Day Average ICE VWAP, being the average of the volume weighted averages of the trading prices of ICE common stock on the NYSE on each of the ten consecutive trading days ending on (and including) the trading day that is three trading days prior to the date on which the merger becomes effective. Although the Per Share Cash Consideration is intended to equal the value of the Per Share Stock Consideration, because the calculations are based on an average of the volume weighted averages of the trading prices of ICE common stock for the ten trading days ending on the trading day that is three trading days prior to the date on which the merger effective time occurs, the values of the two forms of consideration at the closing of the merger may not be the same. A chart showing the cash and stock merger consideration at various assumed Closing 10-Day Average ICE VWAPs is provided on page 18 of this proxy statement/prospectus.

Black Knight stockholders will not receive any fractional shares of ICE common stock in the merger. Instead, each Black Knight stockholder will be entitled to receive, in lieu of any fractional share of ICE common stock that the stockholder otherwise would have received pursuant to the merger, an amount in cash (without interest) equal to the product obtained by multiplying (A) the fractional share interest to which that stockholder would otherwise be entitled (taking into account all shares of Black Knight common stock held by that stockholder) by (B) the Closing 10-Day Average ICE VWAP.

The merger consideration will be adjusted equitably to reflect proportionally the effect of any stock dividend, cash dividend not permitted under the terms of the merger agreement, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination, exchange of shares or other similar event with respect to the number of shares of ICE common stock or shares of Black Knight common stock with a record date occurring prior to the merger effective time.

Merger Consideration

At the merger effective time, each outstanding share of Black Knight common stock (except for Excluded Shares or Appraisal Shares), will be converted into, at the election of the holder thereof but subject to the proration mechanism described below, the right to receive the following consideration:

(i)    the Per Share Cash Consideration, being an amount in cash equal to the sum, rounded to the nearest one tenth of a cent, of (x) $68.00 plus (y) the product, rounded to the nearest one tenth of a cent, of the Share Ratio, being 0.1440, multiplied by the Closing 10-Day Average ICE VWAP, being the average of the volume weighted averages of the trading prices of ICE common stock on the NYSE on each of the ten consecutive trading days ending on (and including) the trading day that is three trading days prior to the date on which the merger becomes effective;

(ii)    the Per Share Stock Consideration, being a number of validly issued, fully paid and nonassessable shares of ICE common stock as is equal to the Exchange Ratio, being the quotient, rounded to the nearest one ten thousandth, of (x) the Per Share Cash Consideration divided by (y) the Closing 10-Day Average ICE VWAP; or

(iii)    if no election is made by the holder, such Per Share Stock Consideration or Per Share Cash Consideration as is determined in accordance with the proration mechanism described below.

As further described below, the election right for the holders of shares of Black Knight common stock will be subject to proration in accordance with the terms of the merger agreement such that (a) the total number of shares of Black Knight common stock to be converted into the right to receive the Per Share Cash Consideration (including for these purposes any Appraisal Shares) will be equal to the Cash Conversion Number, being the quotient, rounded down to the nearest whole share, of the Cash Component, being $10,505,000,000, divided by the Per Share Cash Consideration and (b) all shares of Black Knight common stock not receiving the Per Share Cash Consideration (other than Excluded Shares and Appraisal Shares) will be converted into the right to receive the Per Share Stock Consideration.

Cash Election

As described above, the merger agreement provides that each Black Knight stockholder who makes a valid cash election will have the right to receive, in exchange for each share of Black Knight common stock for which that stockholder makes a valid cash election, the Per Share Cash Consideration, being an amount in cash equal to the sum, rounded to the nearest one tenth of a cent, of (x) $68.00 plus (y) the product, rounded to the nearest one tenth of a cent, of the Share Ratio, being 0.1440, multiplied by the Closing 10-Day Average ICE VWAP. However, because the aggregate amount of cash consideration to be paid to Black Knight stockholders is fixed in the merger agreement at $10,505,000,000, if Black Knight stockholders make valid elections to receive more cash consideration than is available as merger consideration under the merger agreement, Black Knight stockholders electing cash consideration may have their cash consideration proportionately reduced and may receive a portion of their consideration in ICE common stock, despite their elections, as more fully described below under “—Proration.”

Stock Election

As described above, the merger agreement provides that each Black Knight stockholder who makes a valid stock election will have the right to receive, in exchange for each share of Black Knight common stock for which that stockholder makes a valid stock election, the Per Share Stock Consideration, being a number of shares of ICE common stock equal to the Exchange Ratio, which will be the quotient, rounded to the nearest one ten thousandth, of (x) the Per Share Cash Consideration divided by (y) the Closing 10-Day Average ICE VWAP. However, because the aggregate amount of cash to be issued to Black Knight stockholders is fixed in the merger agreement at $10,505,000,000, if Black Knight stockholders make valid elections to receive less cash than is available as merger consideration under the merger agreement, Black Knight stockholders electing stock consideration may have their stock consideration proportionately reduced and may receive a portion of their consideration in cash, despite their elections, as more fully described below under “—Proration.”

Non-Election Shares

Any Black Knight stockholder who does not make an election to receive cash or ICE common stock in the merger, whose election is not received by the exchange agent by the election deadline, whose election is revoked prior to the election deadline, or whose election form is improperly completed and/or is not signed, will be deemed not to have made an election. We refer to shares as to which no election or an invalid election has been made as “non-election shares.” Non-election shares may be converted into the right to receive only cash, only shares of ICE common stock, or a mix of cash and shares of ICE common stock, depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other Black Knight stockholders using the proration adjustments described below.

Proration

As described above, the merger agreement provides that the aggregate amount of cash to be paid to Black Knight stockholders is fixed at $10,505,000,000. The total number of shares of ICE common stock that will be issued in the merger is approximately 22.3 million, based on the number of shares of Black Knight common stock outstanding as of August 12, 2022, the last practicable trading day before the date of this proxy statement/prospectus, excluding unvested Black Knight restricted stock awards held by Black Knight employees (all of which are assumed to be converted into ICE restricted stock awards as described in “The Merger Agreement—Treatment of Black Knight Equity Awards—Treatment of Black Knight Restricted Stock Awards” beginning on page 87 of this proxy statement/prospectus). If the cash consideration is either oversubscribed or undersubscribed, then certain adjustments will be made to the merger consideration to be paid to Black Knight stockholders, in the manner described below.

Adjustment if Cash Pool is Oversubscribed

Shares of ICE common stock may be issued to Black Knight stockholders who make cash elections if the available $10,505,000,000 cash pool is oversubscribed. The total number of shares of Black Knight common stock for which valid cash elections are made is referred to as the “Cash Election Number.” The cash consideration will be oversubscribed if the Cash Election Number exceeds the Cash Conversion Number. The “Cash Conversion Number” is equal to the quotient obtained by dividing (1) the Cash Component, being $10,505,000,000, by (2) the Per Share Cash Consideration. For example, if the Per Share Cash Consideration were $85.00, the Cash Conversion Number would be approximately 123,588,235 (i.e., $10,505,000,000 divided by $85.00).

If the cash consideration is oversubscribed, then:

•

a Black Knight stockholder making a valid stock election, no election or an invalid election will be entitled to receive the Per Share Stock Consideration for each share of Black Knight common stock as to which that stockholder made a valid stock election, no election or an invalid election; and

•	a Black Knight stockholder making a valid cash election will be entitled to receive:

•

cash consideration for a number of shares of Black Knight common stock equal to the product obtained by multiplying (1) the number of shares of Black Knight common stock for which that stockholder has made a valid cash election by (2) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Cash Election Number; and

•	stock consideration for the remaining shares of Black Knight common stock for which that stockholder made a cash election.

Example of Oversubscription of Cash Pool

Assuming that:

•	the Cash Conversion Number was 127,487,864 (which assumes that the Closing 10-Day Average ICE VWAP was equal to $100.00), and

•

the Cash Election Number was 140,000,000 (in other words, only 127,487,864 shares of Black Knight common stock can receive the Per Share Cash Consideration, but Black Knight stockholders have made cash elections with respect to 140,000,000 shares of Black Knight common stock), then a Black Knight stockholder making a cash election with respect to 1,000 shares of Black Knight common stock would be entitled to receive the Per Share Cash Consideration with respect to approximately 911 shares of Black Knight common stock (i.e., 1,000 multiplied by 127,487,864 divided by 140,000,000) and the Per Share Stock Consideration with respect to the remaining 89 shares of Black Knight common stock. Therefore, assuming that the Closing 10-Day Average ICE VWAP was equal to $100.00, that Black Knight stockholder would be entitled to receive 73 shares of ICE common stock and approximately $75,100 in cash (including cash in lieu of any fractional share).

Adjustment if the Cash Pool is Undersubscribed

Cash may be paid to Black Knight stockholders who make stock elections if the available $10,505,000,000 cash pool is undersubscribed. If the Cash Election Number is less than the Cash Conversion Number, the cash pool is undersubscribed, in which case cash may be issued to stockholders who make stock elections. The amount by which the Cash Election Number is less than the Cash Conversion Number is referred to as the “Shortfall Number.” If the cash pool is undersubscribed, then all Black Knight stockholders making a valid cash election will be entitled to receive the Per Share Cash Consideration for all shares of Black Knight common stock as to which they made a valid cash election. Black Knight stockholders making a valid stock election, Black Knight stockholders who make no election and Black Knight stockholders who failed to make a valid election will be entitled to receive cash and/or ICE common stock based in part on whether the Shortfall Number is lesser or greater than the number of non-election shares, as described below.

Scenario 1: Undersubscription of Cash Pool and Shortfall Number is Less than or Equal to Number of Non-Election Shares.

If the Shortfall Number is less than or equal to the number of non-election shares, then:

•

a Black Knight stockholder making a valid stock election will be entitled to receive the Per Share Stock Consideration for each share of Black Knight common stock as to which that stockholder made a valid stock election; and

•	a Black Knight stockholder who, with respect to some or all of that stockholder’s shares, made no election or who did not make a valid election will be entitled to receive:

•

the Per Share Cash Consideration with respect to the number of shares of Black Knight common stock equal to the product obtained by multiplying (1) the number of non-election shares held by that Black Knight stockholder by (2) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of non-election shares; and

•	the Per Share Stock Consideration with respect to the remaining non-election shares held by that stockholder.

Example of Scenario 1

Assuming that:

•	the Cash Conversion Number is 127,487,864 (which assumes that the Closing 10-Day Average ICE VWAP was equal to $100.00),

•

the Cash Election Number is 100,000,000 (in other words, 127,487,864 shares of Black Knight common stock must be converted into the right to receive the Per Share Cash Consideration but Black Knight stockholders have made a valid cash election with respect to only 100,000,000 shares of Black Knight common stock, so the Shortfall Number is 27,487,864), and

•	the total number of non-election shares is 40,000,000,

then a Black Knight stockholder that has not made an election with respect to 1,000 shares of Black Knight common stock would be entitled to receive the Per Share Cash Consideration with respect to approximately 687 shares of Black Knight common stock (i.e., 1,000 multiplied by 27,487,864 divided by 40,000,000) and the Per Share Stock Consideration with respect to the remaining 313 shares of Black Knight common stock. Therefore, assuming that the Closing 10-Day Average ICE VWAP was equal to $100.00, that Black Knight stockholder would be entitled to receive 257 shares of ICE common stock and approximately $56,700 in cash (including cash in lieu of any fractional share).

Scenario 2: Undersubscription of Cash Pool and Shortfall Number Exceeds Number of Non-Election Shares.

If the Shortfall Number exceeds the number of non-election shares, then:

•

a Black Knight stockholder who made no election or who has not made a valid election will be entitled to receive the Per Share Cash Consideration for each share of Black Knight common stock for which that stockholder made no election or did not make a valid election; and

•	a Black Knight stockholder making a valid stock election will be entitled to receive:

•

the Per Share Cash Consideration with respect to the number of shares of Black Knight common stock equal to the product obtained by multiplying (1) the number of shares of Black Knight common stock with respect to which that stockholder made a valid stock election by (2) a fraction, the numerator of which is equal to the amount by which the Shortfall Number exceeds the number of non-election shares and the denominator of which is equal to the total number of shares of Black Knight common stock for which valid stock elections were made; and

•	the Per Share Stock Consideration with respect to the remaining shares of Black Knight common stock held by that stockholder as to which it made a valid stock election.

Example of Scenario 2

Assuming that:

•	the Cash Conversion Number is 127,487,864 (which assumes that the Closing 10-Day Average ICE VWAP was equal to $100.00),

•

the Cash Election Number is 100,000,000 (in other words, 127,487,864 shares of Black Knight common stock must be converted into the right to receive the Per Share Cash Consideration but Black Knight stockholders have made a valid cash election with respect to only 100,000,000 shares of Black Knight common stock, so the Shortfall Number is 27,487,864),

•	the number of non-election shares is 10,000,000 (so the Shortfall Number exceeds the number of non-election shares by 17,487,864), and

•	the total number of shares of Black Knight common stock for which valid stock elections were made is 44,492,498,

then a Black Knight stockholder that has made a stock election with respect to 1,000 shares of Black Knight common stock would be entitled to receive the Per Share Cash Consideration with respect to approximately 393 shares of Black Knight common stock (i.e., 1,000 multiplied by 17,487,864 divided by 44,492,498) and the Per Share Stock Consideration with respect to the remaining 607 shares of Black Knight common stock. Therefore, assuming that the Closing 10-Day Average ICE VWAP was equal to $100.00, that Black Knight stockholder would be entitled to receive 500 shares of ICE common stock, and approximately $32,400 in cash (including cash in lieu of any fractional share).

Treatment of Black Knight Equity Awards

Treatment of Black Knight Restricted Stock Awards

Immediately prior to the merger effective time, each Black Knight restricted stock award that is then outstanding and was granted (i) prior to the date of the merger agreement and under a form of award that provides for full accelerated vesting upon a change of control (or term of similar import) of Black Knight and not contingent on any other event pursuant to its current terms or (ii) to a non-employee member of the Black Knight board or the Chairman Emeritus will accelerate and vest in full and become free of restrictions as of the Effective Time and be deemed settled for a number of shares of Black Knight common stock equal to the number of shares of Black Knight common stock underlying such Black Knight restricted stock award (with, in the case of any such Black Knight restricted stock award that is subject to performance-based vesting, each applicable

“performance restriction” deemed satisfied) less the number of shares (rounded to the nearest whole number of shares) with a value equal to the applicable tax withholding. At the merger effective time, such vested and settled Black Knight restricted stock awards will be canceled and converted into the right to receive the merger consideration. Any dividends accrued pursuant to the terms of any Black Knight restricted stock award that is outstanding immediately prior to the merger effective time and that are unpaid as of the merger effective time will be paid in cash, without interest, to the holder thereof as promptly as practicable following, but in no event later than ten business days after, the merger effective time in accordance with Black Knight’s payroll procedures.

At the merger effective time, each Black Knight restricted stock award that is outstanding and not covered by the above will, automatically and without any required action on the part of the holder thereof, be assumed and converted into a restricted share of ICE common stock with the same terms and conditions as were applicable to such Black Knight restricted stock award immediately prior to the Effective Time (except that, in the case of any such Black Knight restricted stock award that is subject to performance-based vesting, each applicable “performance restriction” will be deemed satisfied and such award will become a time-based award) and relating to the number of shares of ICE common stock equal to the product of (x) a number of shares of Black Knight common stock subject to such Black Knight restricted stock award multiplied by (y) the Exchange Ratio, with any fractional shares rounded to the nearest whole share of ICE common stock. In the event of a termination of the holder’s employment by the employer other than for cause or by the holder for good reason following the merger effective time, the converted restricted stock awards will vest in accordance with their terms.

Treatment of Black Knight RSU Awards

Immediately prior to the merger effective time, each Black Knight RSU award will, automatically and without any required action on the part of the holder thereof, accelerate and vest in full and be deemed settled for a number of shares of Black Knight common stock equal to the number of shares of Black Knight common stock underlying such Black Knight RSU award. At the merger effective time, such shares of Black Knight common stock that are deemed issued will be canceled and converted into the right to receive the merger consideration. Any dividend equivalents accrued pursuant to the terms of any Black Knight RSU award that is outstanding immediately prior to the merger effective time and that are unpaid as of the merger effective time will be paid in cash, without interest, to the holder thereof as promptly as practicable following, but in no event later than ten business days after, the Effective Time in accordance with Black Knight’s payroll procedures.

Treatment of the Black Knight ESPP

Each participant’s accumulated “participant contributions” (as defined in the Black Knight ESPP) will be used to purchase shares of Black Knight common stock no later than immediately prior to the merger effective time in accordance with the terms of the Black Knight ESPP; provided, that any participant contributions to a participant’s account as of immediately prior to the merger effective time that are insufficient to purchase one whole share of Black Knight common stock immediately prior to the merger effective time will be distributed in cash to such participant as promptly as practicable following, but in no event later than ten business days after, the merger effective time. The shares of Black Knight common stock purchased thereunder will be canceled at the merger effective time and converted into the right to receive the merger consideration, and all “matching credits” (as defined in the Black Knight ESPP) that would be allocated to each participant’s account assuming that the participant remained an “eligible person” (as defined in the Black Knight ESPP) through each “matching date” (as defined in the Black Knight ESPP), without regard to the occurrence of the annual anniversary of each applicable “quarter end” (as defined in the Black Knight ESPP), for all “participant contributions” (as defined in the Black Knight ESPP) prior to the merger effective time, and disregarding the “holding period requirement” (as defined in the Black Knight ESPP) and any other applicable restrictions or limitations, will be credited (or deemed credited) on an accelerated basis immediately prior to the closing date of the merger and distributed in cash to such participant as promptly as practicable following, but in no event later than ten (10) business days after, the merger effective time. Black Knight will cause the Black Knight ESPP to terminate as of the merger effective time.

Closing and Effectiveness of the Merger

Unless another time, date or place is agreed to in writing by Black Knight and ICE, the closing of the merger will take place by electronic exchange of documents at 8:00 a.m., New York City time, on the fifth business day after the satisfaction or waiver of the closing conditions set forth in the merger agreement (other than those conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction or waiver of those conditions).

The merger will become effective at the time the certificate of merger has been duly filed with the Delaware Secretary of State or at such other date and time as is agreed between Black Knight and ICE and specified in the certificate of merger.

Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration

The conversion of Black Knight common stock into the right to receive the merger consideration will occur automatically at the merger effective time. As soon as reasonably practicable after the merger effective time, the exchange agent will exchange certificates representing shares of Black Knight common stock for merger consideration to be received in the merger pursuant to the terms of the merger agreement. Computershare is expected to be the exchange agent in the merger and receive the Black Knight stockholders’ election forms, exchange certificates for the merger consideration and perform other duties as explained in the merger agreement.

Election Form

ICE’s exchange agent for the merger will mail an election form on the election form mailing date, being the date that is thirty days prior to the anticipated closing date of the merger or such other date as Black Knight and ICE may mutually agree, to holders of record of shares of Black Knight common stock as of the election form record date, being the close of business on the fifth business day prior to the election form mailing date, together with instructions for making cash and/or stock elections. The exchange agent will also make available an election form to all persons who become record or beneficial holders of shares of Black Knight common stock between the election form record date and the election deadline, upon the reasonable request of those persons.

The election deadline will be 5:00 p.m., New York City time, on a date that ICE and Black Knight agree is as near as practicable to two business days preceding the closing of the merger, which date will be publicly announced by joint press release at least five and no more than 15 business days prior to the election deadline.

If a Black Knight stockholder wishes to elect the type of merger consideration that stockholder will receive in the merger, that stockholder should carefully review and follow the instructions that will be set forth in the election form. Stockholders who hold their shares of Black Knight common stock in “street name” or through a bank, broker or other nominee should follow the instructions of the bank, broker or other nominee for making an election with respect to those shares of Black Knight common stock. Shares of Black Knight common stock as to which the holder has not made a valid election prior to the election deadline will be treated as non-election shares.

To make a valid election, each Black Knight stockholder must submit a properly completed election form, accompanied by duly executed transmittal materials included in the election form, together with stock certificates or a properly completed guarantee of delivery (except with respect to book-entry shares, in which case you should follow the instructions set forth in the election form) to the exchange agent prior to the election deadline in accordance with the instructions on the election form.

An election form will be properly completed only if accompanied by stock certificates for the shares to which such election form relates (or book-entry transfer of uncertificated shares) representing all shares of Black Knight common stock covered by the election form (or customary affidavits and indemnification regarding the loss or destruction of the certificates, as will be described in the election form). If a Black Knight stockholder cannot deliver the stock certificates to the exchange agent by the election deadline, that stockholder may deliver a notice of guaranteed delivery promising to deliver the stock certificates, as will be described in the election form, so long as the actual stock certificates are in fact delivered to the exchange agent within five business days after the execution of the guarantee of delivery.

Generally, an election may be changed, but only by written notice received by the exchange agent prior to the election deadline accompanied by a properly completed and signed revised election form. A Black Knight stockholder may also revoke that stockholder’s election by either submitting a written notice to the exchange agent or withdrawing the certificates representing the shares of Black Knight common stock covered by the election form, in each case, prior to the election deadline. If an election is revoked, or the merger agreement is terminated, and any certificates (or guarantees of delivery, as applicable) have been transmitted to the exchange agent, the exchange agent will promptly return those certificates (or guarantees of delivery, as applicable) to the stockholder who submitted those documents.

Once Black Knight stockholders have tendered their Black Knight stock certificates to the exchange agent, they may not transfer their shares of Black Knight common stock represented by those stock certificates until the merger is completed, unless they revoke their election by written notice to the exchange agent that is received prior to the election deadline.

Black Knight stockholders will not be entitled to revoke or change their elections following the election deadline. As a result, if a Black Knight stockholder has made one or more elections, that stockholder will be unable to revoke those elections or sell the applicable shares of Black Knight common stock during the interval between the election deadline and the date of completion of the merger.

Shares of Black Knight common stock as to which the holder has not made a valid election prior to the election deadline, including as a result of revocation, will be deemed non-election shares. The determination of the exchange agent will be binding as to whether an election has been properly made or revoked. If it is determined by the exchange agent that any purported cash election or stock election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis.

The exchange agent will make all computations as to the allocation and the proration contemplated by the merger agreement and those computations will be conclusive and binding on the holders of Black Knight common stock.

Exchange of Certificates

Within two business days after the closing of the merger, the exchange agent will mail a letter of transmittal to only those persons who were Black Knight stockholders at the merger effective time and who have not previously submitted an election form and properly surrendered shares of Black Knight common stock to the exchange agent. This mailing will contain instructions on how to surrender certificated and book-entry shares of Black Knight common stock (if these shares have not already been surrendered) in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

In the event of a transfer of ownership of shares of Black Knight common stock that is not registered in the transfer or stock records of Black Knight, any merger consideration payable with respect to those shares may be payable to the transferee if certificates or book-entry shares are presented to the exchange agent, accompanied by all documents evidencing the transfer and payment of any related transfer taxes.

If a certificate for Black Knight common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of an affidavit as to that loss, theft or destruction and, if required by ICE, the posting of a bond or surety in such reasonable amount as ICE may direct as indemnity against any claim that may be made.

From and after the merger effective time, all holders of certificates representing shares of Black Knight common stock or book-entry shares will cease to have any rights as stockholders of Black Knight other than the right to receive the merger consideration, and the stock transfer books of Black Knight will be closed.

Withholding

The exchange agent will be entitled to deduct and withhold from the cash consideration or cash in lieu of fractional shares, cash dividends or distributions payable to any Black Knight stockholder the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If the exchange agent withholds any amounts, those amounts will be treated for all purposes of the merger as having been paid to the stockholders from whom they were withheld.

Representations and Warranties; Material Adverse Effect

The merger agreement contains representations and warranties made by Black Knight to ICE and Sub and by ICE and Sub to Black Knight. Certain of the representations and warranties in the merger agreement are subject to materiality or material adverse effect qualifications (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a material adverse effect). In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of the party making the representation did not have actual knowledge.

The merger agreement provides that a “material adverse effect” means, with respect to a party, any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate with all other changes, effects, events, occurrences, circumstances and state of facts, has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of that party and its subsidiaries, taken as a whole. However, no change, effect, event, occurrence, circumstance or state of facts relating to the following will be taken into account in determining whether there has been a material adverse effect (except, with respect to the first, second, fifth and eighth bullet points, to the extent that any change, effect, event, occurrence, circumstance or state of facts has had or would reasonably be expected to have a disproportionate effect on that party and its subsidiaries relative to other companies in the same industry as that party):

•	the economy in general (including any changes arising out of the COVID-19 pandemic);

•

the economic, business, industry or financial environment generally affecting the industry in which that party operates, including the effects of the general economic environment, the state of the housing, mortgage and mortgage servicing markets and the COVID-19 pandemic;

•

the securities, credit, financial or other capital markets generally in the United States or elsewhere in the world, including changes in interest rates (including any changes arising out of the COVID-19 pandemic);

•

any change in that party’s stock price or trading volume or any failure, in and of itself, to meet internal or published projections, forecasts or estimates in respect of revenues, earnings, cash flow or other financial or operating metrics for any period (but the facts or causes underlying or contributing to the change or failure may be considered in determining whether a material adverse effect has occurred unless otherwise excluded under any other bullet point);

•

changes following the date of the merger agreement in law, legislative or political conditions or policy or practices of any governmental entity (including any laws, directives, policies, guidelines or recommendations promulgated by any governmental entity in connection with or in response to the COVID-19 pandemic);

•	changes following the date of the merger agreement in applicable accounting regulations or principles or interpretations thereof;

•

any effects arising from any pending litigation, regulatory or enforcement proceeding, investigations or similar matters disclosed by that party in its confidential disclosure letter delivered to the other party in connection with the merger agreement, including the outcome or settlement of any of the foregoing that is not prohibited by the terms of the merger agreement (including judgments, orders, rulings, injunctions, monetary penalties, remedial action or any other action of any governmental entity arising from any of the foregoing or the allegations contained in any of the foregoing);

•

an act of terrorism or an outbreak or escalation of hostilities or war (whether declared or not declared) or any natural disasters or any national or international calamity or crisis or any outbreak of any disease or other public health event (including the COVID-19 pandemic);

•

the announcement or pendency of the merger agreement or the transactions contemplated by the merger agreement or the consummation of the transactions contemplated by the merger agreement (including any loss of customers, suppliers, employees or other commercial relationships or any action taken or requirements imposed by any governmental entity in connection with the merger); or

•	actions (or omissions) of that party and its subsidiaries taken (or not taken) with the consent of the other party or as required to comply with the merger agreement.

In the merger agreement, Black Knight has made representations and warranties regarding, among other things:

•	its due organization, valid existence, good standing and corporate power;

•	its ownership of subsidiaries;

•	its capitalization and indebtedness, including the number of shares of Black Knight common stock and shares issued in respect of the outstanding equity-based awards;

•

its corporate authority to execute and deliver, to perform its obligations under, and to consummate the transactions contemplated by, the merger agreement, and the enforceability of the merger agreement against it;

•	the declaration of advisability of the merger agreement by the Black Knight board, and the approval of the merger agreement and the merger by the Black Knight board;

•

the absence of violations of, or conflicts with, organizational documents, applicable law and certain contracts as a result of Black Knight entering into the merger agreement and consummating the merger and the other transactions contemplated by the merger agreement;

•	the governmental consents and approvals required in connection with the transactions contemplated by the merger agreement;

•	the required vote of Black Knight stockholders to adopt the merger agreement;

•	the proper filing by Black Knight of documents with the SEC since January 1, 2020 and the accuracy of the information contained in those documents;

•	the conformity with generally accepted accounting principles of Black Knight financial statements filed with the SEC since January 1, 2020 and the absence of undisclosed liabilities;

•	its internal controls over financial reporting and disclosure controls and procedures;

•	the accuracy of information supplied or to be supplied for inclusion in this proxy statement/prospectus;

•

its conduct of business in all material respects in the ordinary course of business since December 31, 2021, and the absence of a material adverse effect on Black Knight or certain other changes since December 31, 2021;

•	the absence of certain litigation and governmental orders;

•	its compliance with certain material contracts;

•	its compliance with applicable laws and permits;

•	labor and employment matters;

•	employee benefit matters, including matters related to employee benefit plans;

•	tax matters;

•	title to its owned and leased real properties;

•	intellectual property;

•	data protection;

•	environmental matters;

•	insurance coverage;

•	the inapplicability of state takeover statutes to the merger agreement and the merger;

•	broker’s or similar fees payable in connection with the merger;

•

the receipt of an opinion from Black Knight’s financial advisor regarding the fairness, from a financial point of view, of the aggregate merger consideration to be received by the holders of Black Knight common stock to such holders; and

•	merger control and foreign direct investment matters.

In the merger agreement, ICE and Sub have made representations and warranties regarding, among other things:

•	their due organization, valid existence, good standing and corporate power;

•	their capitalization, including the number of shares of ICE common stock, stock options and other equity-based awards outstanding;

•

their corporate authority to execute and deliver, to perform their obligations under, and to consummate the transactions contemplated by, the merger agreement, and the enforceability of the merger agreement against them;

•

the declaration of advisability of the merger agreement by each of the ICE board and Sub’s board of directors, the approval of the merger agreement, the merger and the issuance of shares by the ICE board and the approval of the merger agreement, the merger and the submission of the merger agreement to a vote of Sub’s sole stockholder by the Sub board;

•

the absence of violations of, or conflicts with, organizational documents, applicable law and certain contracts as a result of ICE and Sub entering into the merger agreement and consummating the merger and the other transactions contemplated by the merger agreement;

•	the governmental consents and approvals required in connection with the transactions contemplated by the merger agreement;

•	the proper filing by ICE of documents with the SEC since January 1, 2020 and the accuracy of the information contained in those documents;

•	the conformity with generally accepted accounting principles of ICE’s financial statements filed with the SEC since January 1, 2020 and the absence of undisclosed liabilities;

•	ICE’s internal controls over financial reporting and disclosure controls and procedures;

•	the accuracy of information supplied or to be supplied for inclusion in this proxy statement/prospectus;

•	their conduct of business in all material respects in the ordinary course of business since December 31, 2021, and the absence of a material adverse effect since December 31, 2021;

•	the sufficiency of funds to consummate the merger;

•	the ownership, operations and assets of Sub;

•	not having been an “interested stockholder” (as defined in Section 203 of the DGCL) of Black Knight;

•	the absence of certain litigation and governmental orders;

•	their compliance with applicable laws and permits;

•	the inapplicability of state takeover statutes to the merger agreement or merger;

•	broker’s or similar fees payable in connection with the merger; and

•	the solvency of ICE and Black Knight immediately after the closing of the merger.

Covenants and Agreements

Conduct of Business

Each of ICE and Black Knight has agreed to certain covenants in the merger agreement restricting the conduct of its respective business between May 4, 2022 and the earlier of the completion of the merger and the termination of the merger agreement.

Conduct of Business of Black Knight

Prior to the closing of the merger, subject to certain agreed upon exceptions or except as consented to in writing by ICE (which consent may not be unreasonably withheld or delayed), Black Knight has agreed to and has agreed to cause each of its subsidiaries to use its reasonable best efforts to conduct its business in the ordinary course and, to the extent consistent therewith, to use reasonable best efforts to (i) preserve its business organizations substantially intact, (ii) keep available the services of its current officers and employees and (iii) preserve its relationships with significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it; provided that Black Knight and its subsidiaries will not be prevented from taking commercially reasonable actions that Black Knight reasonably determines are necessary or prudent for Black Knight or its subsidiaries to take or not take in response to the COVID-19 pandemic or any laws, directives, policies, guidelines or recommendations promulgated by any governmental entity in connection with or in response to the COVID-19 pandemic. Black Knight must, however, provide prior notice to and consult with ICE in good faith to the extent any applicable actions would require consent of ICE.

In addition, prior to the closing of the merger, subject to certain agreed upon exceptions or except as consented to in writing by ICE (which consent may not be unreasonably withheld or delayed), Black Knight has agreed not to and has agreed to cause each of its subsidiaries not to:

•

declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, other than dividends or distributions of a wholly owned subsidiary in accordance with its organizational documents;

•	split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

•

purchase, redeem or otherwise acquire any shares of its or its subsidiaries’ capital stock or other securities or any rights, warrants or options to acquire any such shares or other securities, other than (i) the withholding of shares of Black Knight common stock to satisfy tax obligations with respect to awards granted pursuant to Black Knight stock plans, (ii) the acquisition by Black Knight of Black Knight restricted stock awards in connection with the forfeiture of those awards and (iii) the acquisition of shares of Black Knight common stock in connection with the exercise of rights under the Black Knight ESPP;

•

issue, deliver, sell, pledge, dispose of, encumber or subject to any lien any shares of its capital stock or other equity interests (or any securities convertible into, exercisable or exchangeable for equity interests), other than (x) rights under the Black Knight ESPP to cause Black Knight or participants thereunder to acquire or issue shares of Black Knight common stock and (y) pledges, encumbrances and liens constituting specified permitted liens;

•	amend the Black Knight charter, the Black Knight bylaws or the comparable organizational documents of any of its subsidiaries;

•

merge or consolidate with, or purchase an equity interest in or a substantial portion of the assets of, any person or any division or business thereof, if the aggregate amount of the consideration paid or transferred by Black Knight and its subsidiaries in connection with the applicable transactions would exceed $25 million;

•

sell, license, lease, transfer, assign or otherwise dispose of any of its properties, rights or assets (including capital stock of any subsidiary of Black Knight), other than (i) sales or other dispositions of inventory and other assets in the ordinary course of business consistent with past practice, (ii) the non-exclusive licensing or sublicensing of intellectual property in the ordinary course of business consistent with past practice, (iii) leases and subleases of owned and leased real property, and voluntary terminations or surrenders of real property leases, in each case, in the ordinary course of business consistent with past practice and (iv) the settlement of claims permitted under the merger agreement;

•

pledge, encumber or otherwise subject to a lien (other than specified permitted liens) any of its properties, rights or assets, other than in the ordinary course of business consistent with past practice under Black Knight’s existing credit facilities;

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(i) incur, redeem, prepay, defease, cancel, or, in any material respect, modify the terms of any indebtedness of Black Knight or any of its subsidiaries for borrowed money in excess of $25 million (individually or in the aggregate), issue or sell any debt securities or warrants or other rights to acquire any of the debt securities of Black Knight or any of its subsidiaries, agree to pay deferred purchase price for any property (other than trade credit incurred in the ordinary course of business consistent with past practice), or guarantee, assume or otherwise become responsible for any indebtedness, debt securities or financial obligations of another person or enter into any “keep well” or other agreement to maintain any financial statement condition of another person (other than Black Knight or any of its subsidiaries), other than (x) borrowings in the ordinary course of business under Black Knight’s existing credit facilities and in respect of letters of credit and (y) prepayments of indebtedness in the ordinary course of business consistent with past practice without prepayment premium or penalty and prepayments and redemptions of indebtedness required in accordance with the terms thereof; or (ii) make any loans, advances or capital contributions to, or investments in, any other person, other than (x) to Black Knight or any of its subsidiaries or (y) advances of business and travel expenses to employees or advances to customers in the ordinary course of business consistent with past practice;

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make any capital expenditures that, in any calendar year, exceed 110% of the aggregate amount of expenditures provided for in Black Knight’s 2022 capital expenditures plan provided to ICE in writing prior to the date of the merger agreement;

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settle any claim, investigation, proceeding or litigation, in each case made or pending against Black Knight or any of its subsidiaries, other than settlements of claims, investigations, proceedings or litigation involving a monetary payment by Black Knight or any of its subsidiaries in an amount not to exceed $5 million individually or $15 million in the aggregate;

•

make any non-monetary settlement of claims, investigations, proceedings or litigation, other than settlements that (i) would not materially impair the operations of Black Knight and its subsidiaries, taken as a whole, and (ii) after the closing of the merger, would not reasonably be expected to materially impair the operations of Black Knight and its subsidiaries or the operations of ICE and its subsidiaries, taken as a whole;

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except as required pursuant to the terms of any Black Knight benefit plan or Black Knight benefit agreement, in each case, in effect on the date of the merger agreement or entered into, amended or modified after the date of the merger agreement in a manner not in contravention of the merger agreement:

•

grant to any current or former director, officer, independent consultant or employee of Black Knight or any of its subsidiaries any increase in compensation, other than (i) increases in the ordinary course of business consistent with past practice to current independent consultants and employees (other than independent contractors and employees with annual target cash compensation in excess of $300,000) that are not material on an individual basis or (ii) the payment of earned but unpaid bonuses;

•

grant to any current or former director, officer, independent consultant or employee of Black Knight or any of its subsidiaries any increase in severance or termination pay or enter into any severance, termination or similar agreement with any director, officer, independent consultant or employee;

•

enter into any employment, consulting or similar agreement with any current or former director, officer, independent consultant or employee of Black Knight or any of its subsidiaries with annual target cash compensation in excess of $300,000;

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establish, adopt, enter into or amend in any material respect any collective bargaining agreement, Black Knight benefit plan or Black Knight benefit agreement or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Black Knight benefit plan or Black Knight benefit agreement if it were in existence as of the date of the merger agreement;

•	take any action to accelerate the time of payment or vesting of any compensation or benefits under any Black Knight benefit plan or Black Knight benefit agreement;

•

loan or advance any money or other property to any current or former director, officer, independent consultant or employee of Black Knight or any of its subsidiaries (other than advances of business and travel expenses); or

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hire any new employee into or promote any current employee to, in either case, a position that would constitute an executive officer position at Black Knight or any of its subsidiaries (or would otherwise entitle the employee to a target cash compensation level in excess of $300,000);

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make any material change in financial accounting methods, principles or practices affecting Black Knight’s consolidated assets, liabilities or results of operations, other than as required by GAAP or by law;

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make any material tax election, file any material amended tax return, change any annual tax accounting period, enter into any closing agreement, settle or compromise any proceeding with respect to any material tax claim or assessment relating to Black Knight or any of its subsidiaries, or surrender any right to claim a material refund of taxes, in each case, other than in the ordinary course of business consistent with past practice;

•	enter into any material new line of business;

•	materially amend or modify its risk management policies other than in the ordinary course of business consistent with past practice;

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amend, cancel, terminate or waive any material provision of any contract specified in the merger agreement, other than in the ordinary course of business, or enter into or renew any agreement or binding obligation that (i) would be one of certain types of contracts specified in the merger agreement, other than in the ordinary course of business consistent with past practice, or (ii) is with any broker, investment banker, financial advisor or similar person;

•

agree or consent to any agreement or material modifications of any existing agreements with any governmental entity that materially impairs the operations of Black Knight and its subsidiaries taken as a whole;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	let lapse, fail to maintain, abandon or cancel any material intellectual property; or

•	authorize, or commit or agree to take, any of the actions described above.

Conduct of Business of ICE

Prior to the closing of the merger, subject to certain agreed upon exceptions or except as consented to in writing by Black Knight (which consent may not be unreasonably withheld or delayed), ICE has agreed not to and has agreed to cause each of its subsidiaries not to:

•

declare, set aside or pay any dividends or make any other distributions in respect of its capital stock, other than (i) dividends or distributions by any wholly owned subsidiary of ICE to its parent and (ii) regular quarterly cash dividends on ICE common stock paid in the ordinary course consistent with past practice (for the avoidance of doubt, excluding any interim or special dividend);

•	split, combine or reclassify any of ICE’s capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

•

amend the ICE charter, the ICE bylaws or the comparable organizational documents of Sub in a manner that would be materially or disproportionately adverse to the holders of shares of Black Knight common stock (relative to the other holders of ICE common stock) or would, or would reasonably be expected to, have the effect of delaying or preventing the consummation of the merger or the other transactions contemplated by the merger agreement;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of ICE or Sub; or

•	authorize, or commit or agree to take, any of the actions described above.

Stockholder Meeting and Board Recommendation

Black Knight must, as promptly as reasonably practicable following the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part, establish a record date for, duly call, give notice of, convene and hold a meeting of Black Knight stockholders no later than 45 days following the effectiveness of the Form S-4 (unless otherwise agreed by ICE and Black Knight), and submit the merger agreement to its stockholders for adoption. The special meeting constitutes that required meeting of the Black Knight stockholders.

Subject to the ability of the Black Knight board to make an adverse recommendation change, as described in “The Merger Agreement—Adverse Recommendation Change; Certain Prohibited Actions” beginning on page 100 of this proxy statement/prospectus, the Black Knight board is required to recommend to Black Knight stockholders the adoption of the merger agreement and Black Knight is required to include that recommendation in this proxy statement/prospectus and use reasonable best efforts to obtain from the Black Knight stockholders the approval of the merger proposal.

Under the terms of the merger agreement, Black Knight may adjourn or postpone the Black Knight stockholders’ meeting (i) after consultation with ICE, to the extent necessary to ensure that any required supplement or amendment to this proxy statement/prospectus is provided to the Black Knight stockholders within a reasonable amount of time in advance of the Black Knight stockholders’ meeting, or (ii) if, as of the date the special meeting is originally scheduled, there are insufficient shares of Black Knight common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the special meeting. However, any adjournment or postponement may be for a period of no more than ten business days each, and Black Knight is only permitted to effect up to two adjournments or postponements under this clause (ii). In addition, no postponement will be permitted under clause (ii) of the prior sentence if it would require a change to the record date for the special meeting.

Unless the merger agreement is validly terminated in accordance with its terms, Black Knight must submit the merger agreement to its stockholders for adoption at the special meeting even if the Black Knight board has made an adverse recommendation change.

For purposes of the merger agreement, an “adverse recommendation change” refers to (1) any withdrawal of (or modification or qualification in a manner adverse to ICE), or public proposal to withdraw (or qualify or modify in a manner adverse to ICE), the Black Knight board recommendation, (2) any approval, adoption, declaration of advisability or recommendation in favor of any takeover proposal, (3) any failure to include the Black Knight board recommendation in this proxy statement/prospectus, (4) any recommendation or public proposal to make any recommendation in connection with a tender offer or exchange offer other than a recommendation against that offer (subject to customary exceptions) or (5) the failure to recommend against a takeover proposal or failure to reaffirm the Black Knight board recommendation, in either case, within ten business days after a written request by ICE to do so following the public disclosure of a takeover proposal (subject to customary exceptions).

Appropriate Action; Filings

Each of Black Knight and ICE must use its respective reasonable best efforts to (i) cause the transactions contemplated by the merger agreement to be consummated as soon as practicable, (ii) obtain all actions or non-actions, approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any governmental entity or third party necessary, proper or advisable to consummate the transactions contemplated by the merger agreement as soon as practicable, (iii) make promptly any required submissions and filings under applicable U.S. antitrust laws, (iv) as soon as practicable furnish information required in connection with those submissions and filings under applicable U.S. antitrust laws, and (v) keep the other parties reasonably informed with respect to the status of any submissions and filings under applicable U.S. antitrust laws.

Each of Black Knight and ICE must (a) make appropriate filings pursuant to the HSR Act as soon as practicable (which filings were made by the parties on May 18, 2022), (b) cooperate with each other with respect to the preparation of those filings under the HSR Act, (c) supply as soon as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other U.S. antitrust law, (d) in the event that any applicable governmental entity issues a so-called “second request,” use best efforts to be ready to certify substantial compliance within four months after the date of receipt of that second request, and (e) use its reasonable best efforts to take, or cause to be taken, all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable. ICE is responsible for all filing fees under the HSR Act and other applicable antitrust laws.

Each of ICE and Black Knight has also agreed to use its reasonable best efforts to take promptly any and all steps necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under U.S. antitrust laws applicable to the transactions contemplated by the merger agreement so as to enable the parties to close the transactions as soon as practicable, and in any event no later than five business days prior to the outside date. However, ICE is not required to agree to any structural or behavioral remedy required by any governmental entity to satisfy these obligations.

In the event that any litigation or other administrative or judicial action or proceeding by any governmental entity or private third party is commenced, threatened or is foreseeable challenging any of the transactions contemplated by the merger agreement under a U.S. antitrust law and that litigation, action or proceeding seeks, or would reasonably be expected to seek, to prevent, materially impede or materially delay the consummation of the transactions, ICE and Black Knight are required to, at the option of ICE, cooperate with each other and contest and resist any such litigation, action or proceeding and to have vacated, lifted, reversed or overturned any Restraint that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by the merger agreement.

Pursuant to the merger agreement, ICE may not acquire or agree to acquire any rights, assets, business, person or division thereof, if the acquisition could reasonably be expected to delay obtaining or increase the risk of not obtaining any clearance, consent, approval or waiver under the HSR Act and any other U.S. antitrust laws applicable to the transactions contemplated by the merger agreement.

No Solicitation

Under the terms of the merger agreement, Black Knight may not, and must cause its subsidiaries and its and their respective representatives not to, directly or indirectly, (A) solicit, initiate, knowingly facilitate, knowingly encourage, or knowingly induce any takeover proposal, (B) engage in any discussions or negotiations with any person (other than ICE or any of its representatives) for the purpose of encouraging or facilitating, any takeover proposal or grant any waiver, release or amendment under any standstill, confidentiality or other similar agreement (unless the Black Knight board determines in good faith that the failure to grant the waiver or release would be inconsistent with its fiduciary duties under applicable law, in which case Black Knight may, with prior written notice to ICE, waive any standstill provision or grant any release solely to the extent necessary to permit the applicable person to make, on a confidential basis to the Black Knight board, a takeover proposal, conditioned upon that person agreeing to disclosure of the takeover proposal to ICE), or (C) provide any confidential or nonpublic information or data to any person relating to, or otherwise for the purpose of encouraging or facilitating, any takeover proposal.

Black Knight is required to immediately cease and cause to be terminated any solicitation, knowing encouragement, discussion or negotiation of or with, or cooperation with, or assistance or participation in, or facilitation of (including by way of providing access to non-public information), any inquiries, proposals, discussions or negotiations with any person conducted prior to the date of the merger agreement by Black Knight, its subsidiaries or any of their respective representatives with respect to any takeover proposal and use commercially reasonable efforts to cause all confidential information provided by or on behalf of Black Knight to that person to be returned or destroyed. Within one business day following the date of the merger agreement, Black Knight was required to (i) request in writing that each person that has executed a confidentiality agreement in connection with its consideration of a takeover proposal promptly destroy or return to Black Knight all nonpublic information furnished to that person or any of its representatives and (ii) terminate access to any physical or electronic data rooms relating to a possible takeover proposal.

If at any time prior to obtaining the Black Knight stockholder approval, (i) Black Knight has received an unsolicited written takeover proposal from a third party that the Black Knight board determines in good faith to be bona fide, (ii) the Black Knight board determines in good faith, after consultation with its financial advisor and outside legal counsel, that the takeover proposal constitutes or would reasonably be expected to result in a superior proposal (as defined below), (iii) after consultation with its outside legal counsel, the Black Knight board determines in good faith that failing to take action would be inconsistent with its fiduciary duties under applicable law and (iv) the takeover proposal did not arise out of or result from a breach of the non-solicitation provisions of the merger agreement, then Black Knight may (A) furnish information with respect to Black Knight and its subsidiaries to the person making the takeover proposal and its representatives and financing sources, and (B) engage in discussions or negotiations with the person making the takeover proposal and its representatives and financing sources; provided, that Black Knight (x) will not, and will not allow its subsidiaries or its or their representatives to, disclose any non-public information to that person without first entering into an acceptable confidentiality agreement with that person, and (y) will substantially concurrently with the time the information is provided to that person provide to ICE any material non-public information to be provided to that other person which was not previously provided to ICE.

For purposes of the merger agreement, “takeover proposal” means any inquiry, proposal or offer from any person or group of persons relating to (i) any direct or indirect acquisition or purchase in any manner of 15% or more of the consolidated total assets of Black Knight and its subsidiaries, taken as a whole, or 15% or more of outstanding shares of Black Knight common stock, (ii) any tender offer or exchange offer, that, if consummated, would result in any person or group or persons owning, directly or indirectly, 15% or more of outstanding shares of Black Knight common stock or (iii) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution, share exchange or similar transaction involving Black Knight or any of its subsidiaries that would result in any person or group (or the stockholders of any person) owning, directly or indirectly, (a) 15% or more of any class of equity securities of Black Knight or of the surviving entity in a merger or the resulting direct or indirect parent of Black Knight or the surviving entity or (b) businesses or assets that constitute 15% or more of the consolidated revenues, net income or total assets of Black Knight and its subsidiaries.

For purposes of the merger agreement, “superior proposal” means any bona fide takeover proposal (with the percentages set forth in the definition thereof changed from 15% to 50%) made in writing that the Black Knight board determines in good faith is reasonably likely to be consummated and that is on terms which the Black Knight board determines in good faith (after consultation with Black Knight’s financial advisor and outside counsel) would be more favorable to the stockholders of Black Knight from a financial point of view than the merger, taking into account all financial, legal, regulatory, financing, certainty and timing of consummation and other aspects of the proposal and of the merger agreement (including any changes to the financial and other terms of the merger agreement proposed by ICE to Black Knight within five business days (or any additional period provided for in the merger agreement) of ICE’s receipt of notice from Black Knight of the proposal in response to that proposal or otherwise).

Adverse Recommendation Change; Certain Prohibited Actions

Black Knight must as promptly as practicable (but in any event within 24 hours) notify ICE, orally and in writing, in the event it receives (i) any takeover proposal or (ii) any inquiries, proposals or offers concerning a takeover proposal, and in each case must include in the notice an unredacted copy of the takeover proposal or request, including the identity of the person making the takeover proposal or other request. Black Knight must keep ICE reasonably informed on a prompt basis (and, in any case, within 24 hours of any significant development) of the status of the takeover proposal or other request and any material developments, and is required to promptly (but in any event within 24 hours) provide to ICE copies of any additional or revised written proposals, written indications of interest and/or draft agreements relating to the takeover proposal or other request.

Neither the Black Knight board nor any of its committees may:

(i)    make an adverse recommendation or change; or

(ii)    approve or recommend, or publicly propose to approve or recommend, or cause or permit Black Knight or any of its subsidiaries to execute or enter into, any binding or non-binding letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement related to any takeover proposal, which we refer to collectively as an “Acquisition Agreement,” other than any acceptable confidentiality agreement.

Notwithstanding the foregoing, at any time prior to obtaining the Black Knight stockholder approval, the Black Knight board may, if it determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable law: (x) in response to a superior proposal or Intervening Event (as defined below), make an adverse recommendation change or, (y) in respect of a superior proposal, cause Black Knight to terminate the merger agreement and, concurrently with or immediately after the termination, cause Black Knight to enter into an Acquisition Agreement providing for the superior proposal; provided, however, that (1) no adverse recommendation change may be made and (2) no termination of the merger agreement may be made, until after the fifth business day following ICE’s receipt of written notice from Black Knight advising ICE that the Black Knight board intends to (x) in the case of clause (1) above, make an adverse recommendation change, which we refer to as a “Notice of Adverse Recommendation,” or (y) in the case of clause (2) above, terminate the merger agreement, which we refer to as a “Notice of Superior Proposal,” and specifying the reasons therefor, including, (i) if the basis of the proposed action is a superior proposal, the material terms and conditions of the superior proposal, or (ii) if the basis of the proposed action is an Intervening Event, a description of the Intervening Event, and unless Black Knight has:

(i)    (A) during the five business day period specified above (and any additional period described below), negotiated with ICE in good faith (to the extent ICE desires to negotiate) with respect to proposed adjustments to the terms and conditions of the merger agreement so that the superior proposal ceases to constitute a superior proposal (or, in the case of a Notice of Adverse Recommendation that is in response to an Intervening Event, so that the failure to make an adverse recommendation change is no longer inconsistent with the Black Knight board’s fiduciary duties under applicable law), and (B) no earlier than the end of such negotiation period, the Black Knight board has determined in good faith that (x) in the case of a Notice of Superior Proposal, the takeover proposal that is the subject of the Notice of Superior Proposal still constitutes a superior proposal, and (y) in the case of a Notice of Superior Proposal or Notice of Adverse Recommendation, that the failure to take the action specified in such notice would still be inconsistent with its fiduciary duties under applicable law; and

(ii)    prior to or concurrently with a termination of the merger agreement to enter into an alternative acquisition agreement providing for a superior proposal, paid the termination fee due by Black Knight.

In the event of any revisions to a superior proposal (or any material change to the facts and circumstances relevant to an Intervening Event) Black Knight will be required to deliver a new Notice of Superior Proposal or Notice of Adverse Recommendation, as applicable, and to again comply with the requirements set forth above with respect to the revised superior proposal or the modified Intervening Event (after giving effect to the changed facts and circumstances) (except that the new negotiation period will expire on the later to occur of (x) two business days following delivery of the new notice from Black Knight to ICE and (y) the expiration of the original five business day period).

“Intervening Event” means a material event or circumstance that was not known or reasonably foreseeable to the Black Knight board on the date of the merger agreement (or if known, the consequences of which were not known to or reasonably foreseeable), which event or circumstance, or any consequence thereof, becomes known to the Black Knight board prior to the time at which Black Knight receives the Black Knight stockholder approval. However, in no event will any of the following constitute an Intervening Event: (i) the receipt or existence of any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to a takeover proposal or (ii) any change in stock price or trading volume of the Black Knight common stock or ICE common stock or the fact, in and of itself, that Black Knight meets or exceeds (or that ICE fails to meet or exceed) internal or published estimates, projections or forecasts for any period (provided, that the facts or causes underlying or contributing to the change, or to the meeting or exceeding (or failure to meet or exceed, as applicable) the estimates, projections or forecasts may not be excluded).

Nothing in the merger agreement prohibits Black Knight from (1) disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or (2) making any disclosure to its stockholders if the Black Knight board determines in good faith, after consultation with its outside legal counsel, that its failure to do so would be inconsistent with its fiduciary duties under applicable law. Nothing in this paragraph, however, will permit the Black Knight board to make an adverse recommendation change, or terminate the merger agreement in order to enter into an Acquisition Agreement, except to the extent permitted by the terms of the merger agreement described above. In any disclosure permitted by this paragraph (other than an adverse recommendation change permitted by the terms of the merger agreement), the Black Knight board must expressly reaffirm its recommendation in favor of the merger.

Employee Benefits Matters

Following the merger effective time and ending on the first anniversary of the closing date of the merger, ICE will provide, or will cause Black Knight to provide, each individual who is employed by Black Knight or any of its subsidiaries immediately prior to the merger effective time, whom we refer to as “Black Knight employees,” and who continues employment with Black Knight, with (i) annual base compensation (base salary or base wage, as applicable) that is no less favorable than the annual base compensation (base salary or base wage, as applicable) provided to such Black Knight employee immediately prior to the merger effective time; (ii) target cash incentive opportunities that are no less favorable than the target cash incentive opportunities provided to the Black Knight employee immediately prior to the merger effective time; (iii) target equity incentive opportunities that are no less favorable than those provided by ICE or its subsidiaries to similarly situated employees; and (iv) other employee benefits and compensation (excluding severance payments and severance benefits) that are no less favorable in the aggregate to the other employee benefits and compensation (excluding severance payments or severance benefits) provided by Black Knight or its subsidiaries to the Black Knight employee immediately prior to the merger effective time.

In addition, upon a termination of a Black Knight employee’s employment other than for cause prior to the first anniversary of the closing date of the merger, ICE will provide, or will cause Black Knight to provide, severance payments and benefits as follows: (i) following the merger effective time and through the date that is three months after the closing date of the merger, the severance payments and benefits as set forth in the Black Knight severance policy provided to Parent prior to the execution of the merger agreement, and (ii) from the date that is three months after the closing date of the merger until the first anniversary thereof, severance payments and benefits that are no less favorable than the severance payments and benefits provided by ICE or its subsidiaries to similarly situated employees under the ICE severance policy provided to Black Knight prior to the execution of the merger agreement.

Further, ICE will, or will cause Black Knight to, continue Black Knight’s annual bonus program for the remainder of the calendar year in which the merger effective time occurs and administer it in the ordinary course consistent with past practice and taking into account the determinations made prior to the merger effective time with respect to such annual bonus program or target amounts thereunder.

ICE has also agreed:

•

to honor all obligations under Black Knight benefit plans and Black Knight benefit agreements in accordance with their terms as in effect immediately prior to the effective time, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by the merger agreement (either alone or in combination with any other event), provided that ICE and its subsidiaries will not be prevented from terminating or amending those plans or agreements in accordance with their terms or applicable law;

•

that with respect to all plans maintained by ICE, Black Knight or their respective subsidiaries (including any vacation, paid time-off and severance plans), for all purposes, including eligibility to participate, level of benefits, and vesting (but excluding benefit accruals), each Black Knight employee’s service with Black Knight and its subsidiaries (as well as service with any predecessor employer of Black Knight or any subsidiary, to the extent service is recognized by Black Knight or such subsidiary) will be treated as service with ICE, Black Knight or any of their respective subsidiaries to the extent such service was recognized under the comparable Black Knight benefit plan immediately prior to the merger effective time, provided that such service need not be recognized to the extent such recognition would result in a duplication of benefits;

•

to use reasonable best efforts to cause to be waived any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by ICE, Black Knight or any of their respective subsidiaries in which Black Knight employees (and their eligible dependents) will be eligible to participate from and after the merger effective time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Black Knight benefit plan immediately prior to the merger effective time; and

•

to use reasonable best efforts to recognize, or cause to be recognize, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Black Knight employee (and his or her eligible dependents) during the calendar year in which the merger effective time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which those employees will be eligible to participate from and after the merger effective time.

Financing and Financing Cooperation

ICE’s obligation to complete the merger is not conditioned upon its obtaining financing to pay the cash portion of the merger consideration. ICE has agreed to keep Black Knight informed on a timely basis in reasonable detail of any material developments relating to ICE’s efforts to obtain third-party financing for the merger. Black Knight is obligated to use its reasonable best efforts to, upon the reasonable request of ICE, provide reasonable cooperation in connection with any third-party debt financing arranged by ICE or Sub for purposes of financing the merger and the other transactions contemplated by the merger agreement.

Directors’ and Officers’ Indemnification and Insurance

The indemnification and exculpation rights, and related rights to advancement of expenses, of any director, officer, employee or agent of Black Knight or any of its subsidiaries or predecessors, for acts or omissions occurring at or prior to the merger effective time, provided for in any organizational document or other agreement existing as of the date of the merger agreement will survive the merger. The merger agreement requires ICE to cause Black Knight and its subsidiaries to indemnify any person who is or was an officer or director of Black Knight or any of its subsidiaries or predecessors for a period of six years after the merger against losses arising from their service as a director or officer prior to the merger effective time.

Black Knight may (or at the request of ICE must use commercially reasonable efforts to) obtain, at or prior to the merger effective time, prepaid, or “tail,” directors’ and officers’ liability insurance policies with respect to acts or omissions occurring at or prior to the merger effective time for six years from the merger effective time, on terms with respect to coverage and amounts no less favorable than those of Black Knight’s policies in effect as of the date of the merger agreement; provided that, without ICE’s prior written consent, Black Knight may not expend therefor more than 300% of the annual premium paid by Black Knight as of the date of the merger agreement for such insurance coverage, which we refer to as the “premium cap.” If Black Knight does not obtain a “tail” insurance policy, the merger agreement requires ICE to maintain, for a period of six years from the merger effective time, Black Knight’s current directors’ and officers’ liability insurance policies, or policies with a reputable and financially sound insurance company on terms with respect to coverage and amounts no less favorable than those of the current policies, with respect to acts or omissions occurring at or prior to the merger effective time. However, ICE will not be required to spend annually more than the premium cap and if such premiums for such insurance would at any time exceed that amount, then ICE will maintain policies of insurance that provide the maximum coverage available at an annual premium equal to the premium cap.

Other Covenants and Agreements

The merger agreement contains additional covenants and agreements relating to, among other matters:

•	cooperation between the parties in the preparation of this proxy statement/prospectus;

•	confidentiality and access obligations by each party with respect to certain information about the other party during the period prior to the merger effective time;

•	the obligation, subject to certain exceptions, of each party to pay the fees and expenses incurred by that party in connection with the merger;

•	cooperation between the parties in the defense or settlement of any stockholder litigation relating to the merger;

•	consultation and consent requirements between the parties in connection with public announcements relating to the merger;

•	the approval for the listing on the NYSE of the shares of ICE common stock to be issued in the merger; and

•	the de-listing and de-registration of Black Knight common stock following the merger effective time.

Conditions to the Merger

Conditions to the Obligations of the Parties to Complete the Merger

The obligations of each of Black Knight, ICE and Sub to effect the merger are subject to the satisfaction or (to the extent permitted by law) waiver at or prior to the merger effective time of the following conditions:

•

the approval of the merger proposal by holders of a majority of the outstanding shares of Black Knight common stock entitled to vote thereon at the special meeting or any adjournment or postponement thereof;

•	the waiting period applicable to the consummation of the merger under the HSR Act having expired or been earlier terminated;

•	the absence of any Restraint by a court or other governmental entity that is in effect and restrains, enjoins or otherwise prohibits the closing of the merger;

•	the effectiveness of the registration statement of which this proxy statement/prospectus forms a part and the absence of a stop order or proceedings seeking a stop order; and

•	the shares of ICE common stock to be issued in the merger having been approved for listing on the NYSE, subject to official notice of issuance.

Conditions to the Obligations of Each of ICE and Sub to Complete the Merger

The obligations of ICE and Sub to effect the merger are subject to the satisfaction or (to the extent permitted by law) waiver at or prior to the merger effective time of the following additional conditions:

•

certain of the representations and warranties of Black Knight set forth in the merger agreement relating to its capital structure and the absence of changes or events that have had or would reasonably be expected to have a material adverse effect on Black Knight being true and correct (other than de minimis failures in relation to its capital structure), in each case, as of the date of the merger agreement and as of the date of the closing of the merger as though made on that date (except to the extent that any of those representations and warranties speak as of an earlier date, which representations and warranties must have been true and correct as of that earlier date);

•

certain of the representations and warranties of Black Knight set forth in the merger agreement relating to its organization, standing and corporate power, its capital structure, its authority to enter into and comply with its obligations under the merger agreement, the absence of any conflict between its obligations under the merger agreement and its governing documents, the inapplicability of state takeover statutes to the merger, and its brokers and other advisors being true and correct in all material respects as of the date of the merger agreement and as of the date of the closing of the merger as though made on that date (except to the extent that any of those representations and warranties speak as of an earlier date, which representations and warranties must have been true and correct in all material respects as of that earlier date);

•

each of the other representations and warranties of Black Knight set forth in the merger agreement being true and correct in all respects (disregarding all qualifications or limitations as to “materiality,” “material adverse effect” and words of similar import set forth therein) as of the date of the merger agreement and as of the date of the closing of the merger as though made on that date (except to the extent that any of those representations and warranties speak as of an earlier date, which representations and warranties must have been true and correct as of that earlier date), except where the failure of any of those representations and warranties to be so true and correct has not had or would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Black Knight;

•	Black Knight having performed or complied with, in all material respects, all of its obligations under the merger agreement to be performed or complied with by the closing of the merger;

•

since the date of the merger agreement, no event, circumstance, occurrence, effect, fact, development or change having occurred that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Black Knight; and

•

receipt by ICE of a certificate executed by the chief financial officer or the chief executive officer of Black Knight certifying as to the satisfaction of the conditions described in the preceding five bullets.

Conditions to the Obligation of Black Knight to Complete the Merger

The obligations of Black Knight to effect the merger are subject to the satisfaction or (to the extent permitted by law) waiver at or prior to the merger effective time of the following additional conditions:

•

certain of the representations and warranties of ICE and Sub set forth in the merger agreement relating to their capital structure and the absence of changes or events that have had or would reasonably be expected to have a material adverse effect on ICE being true and correct (other than de minimis failures in relation to their capital structure), in each case, as of the date of the merger agreement and as of the date of the closing of the merger as though made on that date (except to the extent that any of those representations and warranties speak as of an earlier date, which representations and warranties must have been true and correct as of that earlier date);

•

certain of the representations and warranties of ICE and Sub set forth in the merger agreement relating to its organization, standing and corporate power, their capital structure, their authority to enter into and comply with their obligations under the merger agreement, the absence of any conflict between their obligations under the merger agreement and their governing documents, the inapplicability of state takeover statutes to the merger, and their brokers and other advisors being true and correct in all material respects as of the date of the merger agreement and as of the date of the closing of the merger as though made on that date (except to the extent that any of those representations and warranties speak as of an earlier date, which representations and warranties must have been true and correct in all material respects as of that earlier date);

•

each of the other representations and warranties of ICE and Sub set forth in the merger agreement being true and correct in all respects (disregarding all qualifications or limitations as to “materiality,” “material adverse effect” and words of similar import set forth therein) as of the date of the merger agreement and as of the date of the closing of the merger as though made on that date (except to the extent that any of those representations and warranties speak as of an earlier date, which representations and warranties must have been true and correct as of that earlier date), except where the failure of any of those representations and warranties to be so true and correct has not had or would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on ICE;

•	ICE and Sub having performed or complied with, in all material respects, all of their obligations under the merger agreement to be performed or complied with by the closing of the merger;

•

since the date of the merger agreement, no event, circumstance, occurrence, effect, fact, development or change having occurred that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on ICE; and

•

receipt by Black Knight of a certificate executed by the chief financial officer or the chief executive officer of ICE certifying as to the satisfaction of the conditions described in the preceding five bullets.

Termination of the Merger Agreement

The merger agreement may be terminated by mutual written consent of ICE and Black Knight at any time prior to the completion of the merger. In addition, the merger agreement may be terminated as follows:

•	by either ICE or Black Knight if:

•

the merger has not been completed on or before the outside date, being May 4, 2023, subject to two automatic extensions of three months each, to August 4, 2023 and to November 4, 2023, respectively, if clearance under the HSR Act (or a Restraint under U.S. antitrust laws) remains outstanding and all other conditions to the completion of the merger are satisfied (or in the case of conditions that by their terms are to be satisfied at the closing, are then capable of being satisfied if the closing were to occur on that date) or waived at each extension date; provided that this right to terminate the merger agreement will not be available to a party if the failure of that party (and in the case of ICE, Sub) to perform any of its obligations under the merger agreement has been a principal cause of or resulted in the failure of the merger to be consummated on or before that date;

•

any Restraint that restrains, enjoins or otherwise prohibits the consummation of the merger has become final and nonappealable, so long as (i) the party seeking to terminate the merger agreement has provided the other parties with three business days’ prior written notice of its intent to terminate the merger agreement and (ii) the Restraint was not principally due to a failure by the terminating party to perform any of its obligations under the merger agreement;

•	the Black Knight stockholder approval has not been obtained at the special meeting or at any adjournment or postponement of the special meeting at which a vote on the merger agreement is taken; or

•

the other party has breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in the merger agreement, which breach or failure to perform would result in the failure of a condition related to the accuracy of the other party’s representations and warranties or performance of covenants or agreements in the merger agreement, and the breach cannot be cured prior to the outside date or has not been cured within 30 days after notice to the other party of the breach; provided that this right to terminate the merger agreement will not be available to a party if that terminating party (and, in the case of ICE, Sub) is then in breach of any of its representations, warranties, covenants or agreements set forth in the merger agreement, which breach would give rise to the failure of a condition related to the accuracy of such party’s representations and warranties or performance of covenants or agreements in the merger agreement

•

by Black Knight, prior to the receipt of the Black Knight stockholder approval, if Black Knight enters into a definitive agreement with respect to a superior proposal, as described further in “The Merger Agreement—No Solicitation” beginning on page 99 of this proxy statement/prospectus, provided that Black Knight pays to ICE a termination fee prior to or concurrently with the termination; or

•

by ICE, prior to the receipt of the Black Knight stockholder approval, if (1) the Black Knight board fails to include in the proxy statement the Black Knight board recommendation, or otherwise makes an adverse recommendation change, or (2) Black Knight fails to hold a meeting of its stockholders to adopt the merger agreement in material breach of its obligations under the merger agreement.

Effect of Termination

If the merger agreement is terminated as described above, the merger agreement will be void and of no effect, without liability on the part of any party, and each party’s rights and obligations will cease, subject to certain exceptions, including that:

•

no termination will relieve any party of any liability or damages resulting from fraud or any willful breach of any of its representations, warranties, covenants or agreements set forth in the merger agreement, in which case the aggrieved party will be entitled to all rights and remedies available at law or in equity, including liability for damages (taking into account all relevant factors, including the loss of benefit of the merger to the aggrieved party, the lost stockholder premium (if the aggrieved party is Black Knight) and any benefit to the breaching party or its stockholders arising from the fraud or breach); provided that, without limiting the parties’ rights to pursue specific performance in accordance with the terms of the merger agreement, in the event that the merger agreement is terminated in circumstances where a termination fee is payable and the termination fee is actually paid, the payment to the party entitled to receive the applicable termination fee (together with any collection expenses) will be the sole and exclusive remedy of that party; and

•

the confidentiality letter agreement entered into by ICE and Black Knight in connection with entering into the merger, and the provisions of the merger agreement with respect to certain indemnification and reimbursement obligations, will survive any termination of the merger agreement.

Under the merger agreement, “willful breach” means a material breach that is a consequence of an act undertaken or failure to act by the breaching party with knowledge that the taking of or failure to take that act would cause a material breach of the merger agreement.

Termination Fees and Expense Reimbursement

The merger agreement provides for the payment of a termination fee of $398,000,000 by Black Knight to ICE under the following circumstances:

•	a Black Knight termination to enter into an Acquisition Agreement providing for a superior proposal has occurred;

•

(A) after the date of the merger agreement, a takeover proposal is publicly made to Black Knight or directly made to Black Knight stockholders generally or otherwise becomes publicly known; (B) thereafter, the merger agreement is terminated (1) by either Black Knight or ICE because Black Knight stockholders failed to approve the merger proposal, (2) by either Black Knight or ICE if the merger is not consummated by the outside date and the Black Knight stockholders’ meeting has not been held by that date, or (3) by ICE if an ICE termination for a Black Knight breach of the merger agreement has occurred (and at the time of termination, the Black Knight stockholder approval has not yet been obtained); and (C) within 12 months after the termination, Black Knight enters into a definitive agreement to consummate or consummates the transactions contemplated by any takeover proposal (with the term “takeover proposal” for purposes of this bullet having the meaning described in “The Merger Agreement—No Solicitation” beginning on page 99 of this proxy statement/prospectus, except that all references to 15% therein will instead be deemed to be references to 50%); or

•

ICE terminates the merger agreement prior to the receipt of the Black Knight stockholder approval because (i) the Black Knight board failed to include the Black Knight board recommendation in this proxy statement/prospectus or an adverse recommendation change occurred or (ii) Black Knight failed to hold the Black Knight stockholders’ meeting in material breach of its obligations under the merger agreement.

If the merger agreement is terminated pursuant to the first bullet above, the termination fee must be paid on the date of termination. If the termination is made pursuant to the second bullet above, the termination fee must be paid on the earlier of (i) the date of entry into a definitive agreement with respect to a takeover proposal or (ii) the date of consummation of the definitive agreement that was entered into within 12 months after termination. If the termination is made pursuant to the third bullet above, the termination fee must be paid with two business days following termination.

The merger agreement provides for the payment of a termination fee of $725,000,000 by ICE to Black Knight under the following circumstances:

•

the merger agreement is terminated by Black Knight or ICE following the occurrence of the outside date, a willful breach by Black Knight of its obligations under the merger agreement relating to obtaining antitrust clearance for the merger has not been the primary cause of one or more of the conditions to closing relating to the receipt of clearance under the HSR Act or the absence of any Restraint (to the extent the Restraint relates to a U.S. antitrust law) to not be satisfied, and at the time of termination the conditions to closing in favor of ICE (other than those relating to the receipt of clearance under the HSR Act, and the absence of any Restraint relating to a U.S. antitrust law prohibiting or enjoining the closing) have been satisfied or waived (or in the case of conditions that by their terms are to be satisfied at the closing, are capable of being satisfied if the closing were to occur on that date), other than those conditions the failure of which to be satisfied is primarily attributable to a breach by ICE or Sub of their representations, warranties, covenants or agreements contained in the merger agreement; or

•

the merger agreement is terminated by Black Knight or ICE because a Restraint relating to a U.S. antitrust law prohibiting or enjoining the closing has become final and non-appealable, and, at the time of the termination, a willful breach by Black Knight of its obligations under the merger agreement relating to obtaining antitrust clearance for the merger has not been the primary cause of the Restraint or its imposition.

If the merger agreement is terminated in these circumstances, the termination fee must be paid by ICE within two business days following termination.

Each party to the merger agreement may pursue both a grant of specific performance and the payment of the termination fee or damages for any willful breach of the merger agreement, as applicable. However, under no circumstance will any party be entitled to receive both (i) a grant of specific performance of the other parties’ obligations to consummate the closing of the merger which results in such consummation and (ii) the payment of damages or all or any portion of the applicable termination fee. Without limiting the parties’ rights to pursue specific performance, in the event that the merger agreement is terminated under circumstances where a termination fee is payable and is so paid, the payment of the applicable termination fee to the party entitled to receive that payment (together with any collection expenses) will be the sole and exclusive remedy of that party and its subsidiaries and its former, current or further partners, stockholders, managers, members, affiliates and representatives. The merger agreement provides that no party will be required to pay a termination fee on more than one occasion.

In addition to the termination fees described above, the merger agreement provides that if the merger agreement is terminated by ICE or Black Knight due to failure of Black Knight to obtain the Black Knight stockholder approval, Black Knight will pay ICE the reasonable and documented out-of-pocket costs and expenses incurred by ICE and Sub in connection with the merger (including all such fees and expenses incurred in connection with financing of the transactions contemplated by the merger agreement and fees and expenses of counsel, accountants, investment bankers, experts and consultants incurred in connection with the merger agreement) in an amount not to exceed $40 million. Payment of the expense reimbursements by Black Knight will not affect ICE’s right to receive any applicable termination fee, but will reduce on a dollar-for-dollar basis any termination fee that becomes payable by Black Knight.

Expenses

Except as otherwise described under “—Termination Fees and Expense Reimbursement” above and except for filing fees required under any U.S. antitrust law, all expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses, whether or not the merger is completed.

Amendments, Extensions and Waivers

The merger agreement may be amended by the parties at any time before or after the receipt of the Black Knight stockholder approval. However, after the Black Knight stockholder approval has been obtained, there may not be, without further approval of Black Knight stockholders, any amendment of the merger agreement for which applicable law requires further stockholder approval.

At any time prior to the merger effective time, ICE, on behalf of itself and Sub, and Black Knight may (i) extend the time for performance of any obligations or other acts of the other party, (ii) to the extent permitted by appliable law, waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement and (iii) to the extent permitted by appliable law, waive compliance by the other party with any of the agreements or conditions contained in the merger agreement.

No Third-Party Beneficiaries

The merger agreement is not intended to and does not confer upon any person other than the parties thereto any legal or equitable remedies, except for the indemnification rights of the directors and officers of Black Knight and, following the merger effective time, certain provisions relating to the payment and financing of the merger consideration and the treatment of Black Knight restricted stock awards and Black Knight RSU awards will be enforceable by the holders of Black Knight common stock, Black Knight restricted stock awards and Black Knight RSU awards.

Governing Law; Jurisdiction; Waiver of Jury Trial

Governing Law; Jurisdiction

The merger agreement will be governed by the laws and judicial decisions of the State of Delaware. Each of Black Knight and ICE agreed that it will bring any suit, action or other proceeding relating to the merger agreement or the transactions contemplated thereby exclusively in (i) the Court of Chancery or (ii) only if the Court of Chancery declines to accept jurisdiction over a particular matter, the United States District Court located in the State of Delaware or, only if the Court of Chancery declines to accept jurisdiction over a particular matter, any state court of competent jurisdiction located in the State of Delaware. However, the provisions of any other agreement (including any commitment letter or definitive agreement relating to any financing) between any of ICE’s financing sources and ICE, Sub or Black Knight, all matters relating to any action or claim against any of ICE’s financing sources, and all matters relating to the interpretation, construction, validity and enforcement (whether at law or in equity, in contract or in tort, or otherwise) against any of ICE’s financing sources relating to the financing will be exclusively governed by, and construed in accordance with, the laws of the State of New York.

Black Knight, on behalf of itself and its affiliates, has agreed that ICE’s financing sources will have no liability to Black Knight or its affiliates (other than ICE or its subsidiaries under any debt commitment letter or definitive agreements executed and delivered in connection with any debt financing) relating to or arising out of the merger agreement or the transactions contemplated thereby, including the financing of the transactions contemplated by the merger agreement, whether at law or equity, in contract, tort or otherwise.

Waiver of Jury Trial

The parties have agreed to waive all rights to trial by jury in any action, proceeding or counterclaim arising out of or relating to the merger agreement.

Specific Enforcement

The parties have agreed in the merger agreement that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of the merger agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy. The parties have agreed that they will be entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the performance of terms and provisions of the merger agreement without proof of actual damages. The parties have further agreed not to assert that a remedy of specific enforcement is unenforceable or contrary to law, and not to assert that a remedy of monetary damages would provide an adequate remedy or that there is otherwise an adequate remedy at law.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

The following summary discusses the material United States federal income tax consequences to U.S. holders and non-U.S. holders (each, as defined below) of the receipt of the merger consideration in exchange for shares of Black Knight common stock pursuant to the merger. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury regulations promulgated under the Code, administrative interpretations and judicial decisions, all as in effect as of the date of this proxy statement/prospectus, and all of which may change or be subject to differing interpretations, possibly with retroactive effect. Any such change or interpretation could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion is not binding on the Internal Revenue Service (the “IRS”) or the courts and, therefore, could be subject to challenge, which could be sustained.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Black Knight common stock that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States, as determined for United States federal income tax purposes;

•

a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust (i) that is subject to the primary supervision of a court within the United States and all the substantial decisions of which are controlled by one or more United States persons (within the meaning of the Code) or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

A “non-U.S. holder” is a beneficial owner of Black Knight common stock that is neither a U.S. holder nor an entity or arrangement treated as a partnership for United States federal income tax purposes.

This discussion applies only to holders of Black Knight common stock who hold their shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). It does not address all aspects of United States federal income taxation that may be relevant to a holder in light of such holder’s particular circumstances, or to a holder that is subject to special treatment under United States federal income tax laws, such as, but not limited to:

•	a financial institution or insurance company;

•	a tax-exempt or governmental organization;

•	a dealer or broker in securities, stocks, commodities or currencies;

•	a trader in securities who elects the mark-to-market method of accounting for securities;

•	a regulated investment company or real estate investment trust;

•	a controlled foreign corporation or passive foreign investment company;

•	a mutual fund;

•	a U.S. expatriate or former citizen or long-term resident of the United States;

•	a holder that exercises appraisal rights in connection with the merger;

•	a holder that holds its Black Knight common stock through individual retirement or other tax-deferred accounts;

•	a holder that holds Black Knight common stock as part of a hedge, appreciated financial position, straddle, or conversion or integrated transaction;

•	a holder that acquired Black Knight common stock through the exercise of compensatory options or stock purchase plans or otherwise as compensation; or

•	a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) or other pass-through entity or any investor therein.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Black Knight common stock, the United States federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Such a partnership or partner in such a partnership should consult its tax advisors regarding the tax consequences of the merger to its specific circumstances.

This discussion of material United States federal income tax consequences is not a complete description of all potential United States federal income tax consequences of the merger. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any alternative minimum tax, any non-income tax or any state, local or non-United States tax consequences of the merger, any withholding considerations under the Foreign Account Tax Compliance Act of 2010 (including the Treasury regulations issued thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith), or the potential application of the Medicare contribution tax on net investment income. Accordingly, each Black Knight stockholder should consult its tax advisor to determine the particular United States federal, state or local or non-United States income or other tax consequences to it of the merger.

U.S. Holders

The receipt of the merger consideration by U.S. holders pursuant to the merger will be a taxable transaction for United States federal income tax purposes. In general, for United States federal income tax purposes, a U.S. holder who receives the merger consideration in exchange for its shares of Black Knight common stock pursuant to the merger will recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of the cash (including cash received in lieu of any fractional share of ICE common stock) and the fair market value of the ICE common stock received in the merger and (ii) such U.S. holder’s adjusted tax basis in its Black Knight common stock exchanged therefor.

Such gain or loss generally will be capital gain or loss. If a U.S. holder’s holding period in the Black Knight common stock surrendered in the merger is greater than one year as of the date of the merger, the gain or loss will be long-term capital gain or loss. Long-term capital gains of certain non-corporate holders, including individuals, are generally subject to United States federal income tax at preferential rates. The deductibility of a capital loss recognized in connection with the merger is subject to limitations. If a U.S. holder acquired different blocks of Black Knight common stock at different times or different prices, such U.S. holder must determine its adjusted tax basis and holding period separately with respect to each block of Black Knight common stock that it holds.

A U.S. holder’s aggregate tax basis in ICE common stock received in the merger generally will equal the fair market value of the ICE common stock as of the effective time. The holding period of the ICE common stock received in the merger will begin on the day after the merger.

Notwithstanding the above, in certain circumstances, the receipt of the cash consideration by U.S. holders that also actually or constructively own ICE common stock may be subject to Section 304 of the Code if holders who own (including by attribution) 50% or more of the Black Knight common stock before the merger own (including by attribution), immediately after the merger, 50% or more of the ICE common stock. If Section 304 of the Code applies to the cash consideration received in the merger, to the extent a U.S. holder would otherwise be treated for United States federal income tax purposes as selling Black Knight common stock to ICE for cash, such holder will instead be treated as receiving the cash consideration from ICE in a deemed redemption of shares of ICE common stock deemed issued to such holder. If such deemed redemption is treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code (discussed below under “—Non-U.S. Holders”), then a U.S. holder generally would recognize dividend income up to the amount of the cash received. For U.S. holders, dividends are generally taxable as ordinary income. However, non-corporate U.S. holders may be eligible for a reduced rate of taxation on dividends, including dividends arising by operation of Section 304 of the Code. For corporate U.S. holders, dividends (a) may be eligible for a dividends-received deduction and (b) may be subject to the “extraordinary dividend” provisions of the Code, subject in each case to certain requirements and limitations. It is not certain whether Section 304 of the Code will apply to the merger, because it may not be known at closing, and it may not be possible to determine following the closing, whether stockholders who own (including by attribution) 50% or more of the Black Knight common stock before the merger will own (including by attribution) 50% or more of the ICE common stock immediately after the merger. If Section 304 of the Code applies to the merger, because the possibility of dividend treatment depends upon each holder’s particular circumstances, including the application of the constructive ownership rules described below under “—Non-U.S. Holders,” U.S. holders that also actually or constructively own ICE common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances, and any actions that may be taken to mitigate the potential application of such rules.

Non-U.S. Holders

In general, subject to the discussion below regarding potential withholding, the receipt of the merger consideration by a non-U.S. holder in exchange for shares of Black Knight common stock pursuant to the merger will not be subject to United States federal income tax unless:

•

the gain, if any, recognized by the non-U.S. holder on such shares is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to the non-U.S. holder’s permanent establishment in the United States);

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the exchange of shares of Black Knight common stock for the merger consideration pursuant to the merger and certain other conditions are met; or

•

the non-U.S. holder owned, directly or under certain constructive ownership rules of the Code, more than 5% of the Black Knight common stock at any time during the five-year period preceding the merger, and Black Knight is or has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time during the shorter or the five-year period preceding the merger or the period that the non-U.S. holder held the Black Knight common stock.

Gain described in the first bullet point above generally will be subject to United States federal income tax on a net income basis in substantially the same manner as if the non-U.S. holder were a U.S. holder (unless an applicable income tax treaty provides otherwise), and if the non-U.S. holder is a corporation, it may also be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be provided by an applicable income tax treaty). A non-U.S. holder described in the second bullet point above will be subject to tax at a rate of 30% (or such lower rate as may be provided by an applicable income tax treaty) on any gain recognized, which may be offset by U.S.-source capital losses recognized in the same taxable year (if any). If the third bullet point above applies to a non-U.S. holder, gain recognized by such holder will be subject to tax at generally applicable United States federal income tax rates. Black Knight believes that it has not been, is not, and will not be a “United States real property holding corporation” for United States federal income tax purposes at any time during the five-year period preceding the merger.

As discussed above under “—U.S. Holders,” if Section 304 of the Code applies to the merger, the cash consideration received in the merger would be treated as having been received in a deemed redemption of shares of ICE common stock deemed issued. Such deemed redemption generally would be treated as having the effect of a distribution of a dividend if the receipt of the cash consideration by a holder is not “substantially disproportionate” with respect to such holder, is “essentially equivalent to a dividend” or is not in termination of such holder’s interest, in each case under the tests set forth in Section 302 of the Code. The determination of whether a holder’s receipt of the cash consideration is not “substantially disproportionate” generally requires a comparison of (x) the percentage of the outstanding stock of Black Knight that the holder is deemed actually and constructively to have owned immediately before the merger and (y) the percentage of the outstanding stock of Black Knight that is actually and constructively owned by such holder immediately after the merger (including indirectly as a result of owning stock in ICE and taking into account any shares of ICE actually and constructively owned by such holder prior to the merger, or otherwise acquired in connection with the transaction). The deemed redemption will generally result in a “substantially disproportionate” exchange with respect to a holder if the percentage described in clause (y) above is less than 80% of the percentage described in clause (x) above. Whether the deemed redemption results in an exchange that is “not essentially equivalent to a dividend” with respect to a holder will depend on such holder’s particular circumstances. Generally, if such deemed redemption results in a “meaningful reduction” in the holder’s percentage stock ownership of Black Knight, as determined by comparing the percentage described in clause (y) above to the percentage described in clause (x) above, such deemed redemption will be considered “not essentially equivalent to a dividend.” The IRS has indicated in a revenue ruling that a minority shareholder in a publicly traded corporation will experience a “meaningful reduction” if the minority shareholder (i) has a minimal percentage stock interest, (ii) exercises no control over corporate affairs, and (iii) experiences any reduction in its percentage stock interest. In applying the above tests, a holder may, under constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase stock, in addition to the stock actually owned by the holder. In addition, as noted above, in applying the tests set forth in Section 302 of the Code to a holder, sales (or purchases) of ICE common stock made by such holder (or by persons whose shares are attributed to such holder) in connection with the transaction will be taken into account.

Any amount treated under these rules as a dividend paid to a non-U.S. holder generally would be subject to United States withholding tax at a rate of 30% (or such lower rate as may be provided by an applicable income tax treaty) unless such dividend is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to the non-U.S. holder’s permanent establishment in the United States). Because it may not be certain at the time of closing whether Section 304 of the Code applies to the merger, and because the application of Section 304 of the Code depends on a non-U.S. holder’s particular circumstances, withholding agents may not be able to determine whether (or to what extent) a non-U.S. holder is treated as receiving a dividend for United States federal income tax purposes. Therefore, withholding agents may withhold tax at a rate of 30% (or such lower rate as may be provided by an applicable income tax treaty) on the gross amount of any cash consideration payable to a non-U.S. holder, unless (i) the withholding agent has established special procedures allowing non-U.S. holders to certify that they are exempt from such withholding tax and (ii) such non-U.S. holders are able to certify that they meet the requirements of such exemption (e.g., because such non-U.S. holders are not treated as receiving a dividend under the Section 302 tests described above). However, there can be no assurance that any withholding agent will establish such special certification procedures. If a withholding agent withholds excess amounts from the cash consideration payable to a non-U.S. holder, such non-U.S. holder may obtain a refund of any such excess amounts by timely filing an appropriate claim with the IRS.

Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances, including the procedures for claiming a reduced rate of United States federal income tax withholding under an applicable income tax treaty, the procedures for claiming a refund of United States federal income tax withheld, and any actions that may be taken to mitigate the potential application of such withholding (including the desirability of selling their shares of Black Knight common stock or ICE common stock (and considerations relating to the timing of any such sales) prior to the merger).

Backup Withholding and Information Reporting

The receipt of the merger consideration in exchange for Black Knight common stock pursuant to the merger may be subject, under certain circumstances, to information reporting and backup withholding at a rate of 24%. To avoid backup withholding, a U.S. holder should timely complete and return an IRS Form W-9, certifying that such U.S. holder is a “United States person” (within the meaning of the Code), that the taxpayer identification number provided is correct and that such U.S. holder is not subject to backup withholding. Certain types of U.S. holders (including, with respect to certain types of payments, corporations) generally are not subject to backup withholding.

A non-U.S. holder may be subject to information reporting and backup withholding at a rate of 24% unless the non-U.S. holder establishes an exemption, for example, by completing an applicable IRS Form W-8 in accordance with the instructions to the appropriate form.

Any amount withheld under the backup withholding rules will be allowed as a refund or credit against the United States federal income tax liability of a Black Knight stockholder, provided the stockholder timely files the appropriate claim for a refund with the IRS and timely furnishes any required information to the IRS. The IRS may impose a penalty upon a Black Knight stockholder that fails to provide the correct taxpayer identification number.

The foregoing summary of United States federal income tax consequences is for general informational purposes only and does not constitute tax advice. All holders are urged to consult their own tax advisors with respect to the application of United States federal income tax laws to their particular situations as well as any tax consequences arising under the United States federal non-income tax rules, or under the laws of any state, local, non-U.S. or other taxing jurisdiction.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION

Introduction

On May 4, 2022, ICE and Black Knight entered into the merger agreement, pursuant to and subject to the conditions of which, among other things, a subsidiary of ICE will merge with and into Black Knight, with Black Knight surviving the merger as a wholly owned subsidiary of ICE. Under the terms of the merger agreement, at the effective time of the merger, shares of Black Knight common stock issued and outstanding immediately prior to the effective time (other than Excluded Shares and Appraisal Shares) will be converted into the right to receive, at the election of the holders thereof, but subject to the proration mechanism set forth in the merger agreement, (i) the Per Share Cash Consideration, being an amount in cash equal to the sum of (x) $68.00 plus (y) the product of 0.1440 multiplied by the Closing 10-Day Average ICE VWAP, being the average of the volume weighted averages of the trading prices of ICE common stock on the NYSE on each of the ten consecutive trading days ending on (and including) the trading day that is three trading days prior to the date on which the effective time of the merger occurs, (ii) the Per Share Stock Consideration, being a number of shares of ICE common stock equal to the quotient of (x) the Per Share Cash Consideration and (y) the Closing 10-Day Average ICE VWAP, or (iii) if no election is made, such Per Share Stock Consideration or Per Share Cash Consideration as is determined in accordance with the proration mechanism set forth in the merger agreement. The election right of the holders of Black Knight common stock will be subject to proration such that (a) the total number of shares of Black Knight common stock that will be converted into the right to receive the Per Share Cash Consideration will be equal to the quotient of $10,505,000,000 divided by the Per Share Cash Consideration, and (b) all shares of Black Knight common stock not receiving the Per Share Cash Consideration (other than Excluded Shares and Appraisal Shares) will be converted into the right to receive the Per Share Stock Consideration. Based on the approximately 154.5 million shares of Black Knight common stock outstanding, excluding unvested Black Knight restricted stock awards held by Black Knight employees (all of which are assumed to be converted into ICE restricted stock awards as described in “The Merger Agreement—Treatment of Black Knight Equity Awards—Treatment of Black Knight Restricted Stock Awards” beginning on page 87 of this proxy statement/prospectus), as of June 30, 2022, and the average of the volume weighted averages of the trading prices of ICE common stock on the NYSE on each of the ten consecutive trading days ending on (and including) August 12, 2022, the last practicable trading day prior to the filing of this proxy statement/prospectus, of $104.80, the aggregate merger consideration would be comprised of (x) $10,505,000,000 in cash and (y) approximately 22.2 million newly issued shares of ICE common stock with an aggregate value of approximately $2.4 billion. Subject to the satisfaction or waiver of the conditions to the consummation of the merger described in this proxy statement/prospectus, the merger is currently expected to be completed in the first half of 2023.

Pro Forma Information

The following unaudited pro forma condensed combined consolidated financial information has been prepared to illustrate the estimated effects of the merger. The unaudited pro forma condensed combined consolidated balance sheet as of June 30, 2022, is based on the individual historical consolidated balance sheets of ICE and Black Knight as of June 30, 2022 and has been prepared to reflect the merger as if it occurred on June 30, 2022.

The unaudited pro forma condensed combined consolidated statements of income for the six months ended June 30, 2022, and for the year ended December 31, 2021, combine the historical consolidated results of operations of ICE and Black Knight for the six months ended June 30, 2022, and for the year ended December 31, 2021, and have in each case been prepared to reflect the merger as if it occurred on January 1, 2021, the first day of ICE’s 2021 fiscal year.

The unaudited pro forma condensed combined consolidated financial information has been prepared in accordance with Article 11 of Regulation S-X.

ICE will utilize acquisition accounting and update its preliminary estimated valuation and other studies promptly upon completion of the merger and will finalize this acquisition accounting as soon as practicable within the required measurement period. The estimated acquired assets and assumed liabilities of Black Knight have been measured based on various preliminary estimates using assumptions that ICE believes are reasonable and based on information that is currently available. ICE estimated the fair value of Black Knight’s assets and liabilities based on reviews of Black Knight’s filings with the SEC, preliminary valuation calculations, discussions with Black Knight’s management and other due diligence procedures. The preliminary estimates and assumptions presented herein are subject to change during the measurement period as ICE finalizes its valuations of the tangible assets and liabilities, identifiable intangible assets, assumed equity compensation plans and related income tax impacts in connection with the merger. Differences between the preliminary estimates and the acquisition accounting will occur, and those differences could have a material impact on the accompanying unaudited pro forma condensed combined consolidated financial statements and the combined company’s future results of operations and financial position.

The unaudited pro forma condensed combined consolidated financial information has been presented for informational purposes only. The unaudited pro forma condensed combined consolidated financial information does not necessarily reflect what the combined company’s financial condition or results of operations would have been had the merger occurred on the dates indicated. The unaudited pro forma condensed combined consolidated financial information also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The unaudited pro forma condensed combined consolidated financial information does not reflect any potential divestitures that may occur prior to, or subsequent to, completion of the merger or any operating efficiencies and/or cost savings that ICE may achieve with respect to the combined company.

The unaudited pro forma condensed combined consolidated financial statements have been developed from and should be read in conjunction with the accompanying notes and the separate historical consolidated financial statements and the related notes thereto in each of ICE’s and Black Knight’s SEC filings incorporated by reference into this proxy statement/prospectus. For additional information, see “Where You Can Find More Information” beginning on page 156 of this proxy statement/prospectus.

Description of Financing

On May 23, 2022, ICE completed an underwritten public offering of $8.0 billion in new senior notes. The senior notes comprise $1.25 billion in aggregate principal amount of 3.650% Senior Notes due 2025 (the “2025 Notes”), $1.5 billion in aggregate principal amount of 4.000% Senior Notes due 2027 (the “2027 Notes”), $1.25 billion in aggregate principal amount of 4.350% Senior Notes due 2029 (the “2029 Notes”), $1.5 billion in aggregate principal amount of 4.600% Senior Notes due 2033 (the “2033 Notes”), $1.5 billion in aggregate principal amount of 4.950% Senior Notes due 2052 (the “2052 Notes”), and $1 billion in aggregate principal amount of 5.200% Senior Notes due 2062 (the “2062 Notes”) (collectively, “ICE Bonds”). Approximately $2.96 billion net proceeds from the 2033 Notes and 2052 Notes will be used to refinance certain ICE existing debt and for general corporate purposes.

Assuming the merger is completed in the first half of 2023, ICE intends to use the approximately $4.95 billion of net proceeds from the offering of the 2025 Notes, the 2027 Notes, the 2029 Notes and the 2062 Notes, together with the issuance of up to $2.7 billion in commercial paper (“ICE Commercial Paper”), cash and cash equivalents of approximately $1.6 billion and borrowings under a new senior unsecured term loan facility in an aggregate principal amount of $2.4 billion (“ICE Term Loan”) to finance the $10.5 billion cash portion of the merger consideration and to refinance approximately $1.1 billion of Black Knight’s existing senior debt of $2.8 billion.

The $1.6 billion of cash and cash equivalents is expected to be generated by cash flows generated from ICE’s operating activities after giving effect to ICE’s discontinuation of stock repurchases following announcement of the execution of the merger agreement. Additionally, assuming the merger is completed in the first half of 2023, Black Knight anticipates using approximately $600 million of its own cash and cash equivalents to pay down $600 million of its existing debt balance. The approximately $600 million of cash and cash equivalents is expected to be funded by cash flows generated from Black Knight’s operating activities. However, for the presentation of the audited pro forma condensed combined consolidated balance sheet as of June 30, 2022, ICE has reflected this combined cash and cash equivalents funding of $2.2 billion as coming from ICE Commercial Paper, resulting in a total issuance of ICE Commercial Paper of $4.9 billion, because the cash and cash equivalents have not yet been generated at this time.

INTERCONTINENTAL EXCHANGE, INC. AND BLACK KNIGHT, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2022

(in millions)
	Historical Balance Sheet Information		Transaction Accounting Adjustments
	ICE	Black Knight	Conforming Adjustments	(a)	Pro Forma Adjustments	Notes		ICE Combined
ASSETS
Current assets:
Cash and cash equivalents	$830	$38						$868
Short-term restricted cash and investments	6,045	—			(4,948)	(b	)	1,097
Cash and cash equivalent margin deposits and guaranty funds	164,483	—						164,483
Invested deposits, delivery contracts receivable and unsettled variation margin	3,189	—						3,189
Customer accounts receivable, net	1,371	203						1,574
Prepaid expenses and other current assets	457	104						561

Total current assets	176,375	345	—		(4,948)			171,772

Property, plant & equipment, net	1,703	147						1,850

Other noncurrent assets:
Goodwill	21,106	3,817			(3,817)	(c	)
					10,736	(c	)	31,842
Software, net	—	470			(470)	(d	)	—
Other intangible assets, net	13,397	540			(540)	(e	)
					6,131	(e	)	19,528
Long-term restricted cash and cash equivalents	405	—						405
Investments in unconsolidated affiliates	—	171	(171)					—
Deferred contract costs	—	198			(198)	(f	)	—
Other non-current assets	2,221	241	171		117	(g	)	2,750

Total other non-current assets	37,129	5,437	—		11,959			54,526

Total assets	$215,207	$5,929	—		$7,011			$228,147

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$719	$60	$47		$70	(h	)	$896
Income taxes payable	—	47	(47)					—
Section 31 fees payable	172	—						172
Accrued salaries and benefits	220	75						295
Deferred revenue	473	69						542
Short-term debt	4	34			4,894	(i	)	4,932
Margin deposits and guaranty funds	164,483	—						164,483
Invested deposits, delivery contracts payable and unsettled variation margin	3,189	—						3,189
Other current liabilities	162	—						162

Total current liabilities	169,422	285	—		4,964			174,671

(in millions)
	Historical Balance Sheet Information		Transaction Accounting Adjustments
	ICE	Black Knight	Conforming Adjustments	(a)	Pro Forma Adjustments	Notes		ICE Combined
Noncurrent liabilities:
Noncurrent deferred tax liability, net	3,945	241			1,553	(j	)	5,739
Long-term debt	18,109	2,737			663	(i	)	21,509
Deferred revenue	—	62	(62)					—
Accrued employee benefits	191	—						191
Non-current operating lease liability	267	—						267
Other non-current liabilities	412	57	62					531

Total non-current liabilities	22,924	3,097	—		2,216			28,237

Total liabilities	192,346	3,382	—		7,180			202,908

Redeemable noncontrolling interest	—	47						47

EQUITY
Shareholder’s equity
Preferred stock	—							—
Common stock	6	—						6
Treasury stock	(6,223)	(230)			230	(k	)	(6,223)
Additional paid-in capital	14,201	1,368			(1,368)	(k	)
					2,371	(l	)	16,572
Retained earnings	15,135	1,368			(1,408)	(k	)	15,095
Accumulated other comprehensive loss	(305)	(6)			6	(k	)	(305)

Total shareholder’s equity	22,814	2,500	—		(169)			25,145
Noncontrolling interest in consolidated subsidiaries	47	—						47

Total equity	22,861	2,500	—		(169)			25,192
Total liabilities and equity	$215,207	$5,929	—		$7,011			$228,147

See accompanying notes to the unaudited pro forma condensed combined consolidated financial statements.

INTERCONTINENTAL EXCHANGE, INC. AND BLACK KNIGHT, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(In millions, except per share amounts)
	Historical Statement of Income Information		Transaction Accounting Adjustments
	ICE	Black Knight	Conforming Adjustments	(a)	Pro Forma Adjustments	Notes		ICE Combined
Revenues:
Exchanges	$3,247	$—						$3,247
Fixed income and data services	1,021	—						1,021
Mortgage technology	604	782						1,386

Total revenues	4,872	782	—		—			5,654
Transaction based expenses:
Section 31 fees	174	—						174
Cash liquidity payments, routing and clearing	985	—						985

Total revenues less transaction-based expenses	3,713	782	—		—			4,495

Operating Expenses:
Operating Expenses	—	425	(425)					—
Compensation and benefits	714	—	287		(2)	(m	)	999
Professional services	69	—	26					95
Acquisition-related transaction and integration costs	62	16			(30)	(n	)	48
Technology and communication	344	—	84					428
Rent and occupancy	41	—	8					49
Selling, general and administrative	112	—	20					132
Depreciation and amortization	510	184			49	(o	)	743

Total operating expenses	1,852	625	—		17			2,494

Operating income	1,861	157	—		(17)			2,001
Interest income	9	—						9
Interest expense	(264)	(44)			(189)	(p	)	(497)
Other income (expense), net	(35)	(3)	406					368

Other income (expense), net	(290)	(47)	406		(189)			(120)

Income before income tax expense	1,571	110	406		(206)			1,881
Income tax expense (benefit)	338	11	103		(44)	(q	)	408

Earnings before equity in earnings of unconsolidated affiliates	1,233	99	303		(162)			1,473
Equity in earnings of unconsolidated affiliates, net of tax	—	303	(303)					—

Net income	$1,233	$402	$—		$(162)			$1,473

Net (income) loss attributable to non-controlling interest	(21)	3						(18)

Net income attributable to Intercontinental Exchange, Inc.	$1,212	$405	$—		$(162)			$1,455

Earnings per share attributable to Intercontinental Exchange, Inc. common stockholders:
Basic	$2.17							$2.50

Diluted	$2.16							$2.49

Weighted average common shares outstanding:
Basic	560				22	(r	)	582

Diluted	562				23	(r	)	585

See accompanying notes to the unaudited pro forma condensed combined consolidated financial statements.

INTERCONTINENTAL EXCHANGE, INC. AND BLACK KNIGHT, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2021

(In millions, except per share amounts)
	Historical Statement of Income Information		Transaction Accounting Adjustments
	ICE	Black Knight	Conforming Adjustments	(a)	Pro Forma Adjustments	Notes		ICE Combined
Revenues:
Exchanges	$5,878	$—						$5,878
Fixed income and data services	1,883	—						1,883
Mortgage technology	1,407	1,475						2,882

Total revenues	9,168	1,475	—		—			10,643
Transaction based expenses:
Section 31 fees	248	—						248
Cash liquidity payments, routing and clearing	1,774	—						1,774

Total revenues less transaction-based expenses	7,146	1,475	—		—			8,621

Operating Expenses:
Operating Expenses	—	794	(794)					—
Compensation and benefits	1,462	—	549		28	(m	)	2,039
Professional services	159	—	42					201
Acquisition-related transaction and integration costs	102	13			122	(n	)	237
Technology and communication	666	—	156					822
Rent and occupancy	84	—	23					107
Selling, general and administrative	215	—	24					239
Depreciation and amortization	1,009	365			102	(o	)	1,476

Total operating expenses	3,697	1,172	—		252			5,121

Operating income	3,449	303	—		(252)			3,500
Interest income	1							1
Interest expense	(423)	(84)			(445)	(p	)	(952)
Other income (expense), net	2,671	(6)	4					2,669

Other income (expense), net	2,249	(90)	4		(445)			1,718

Income before income tax expense	5,698	213	4	—	(697)			5,218
Income tax expense	1,629	36	1		(182)	(q	)	1,484

Earnings before equity in earnings of unconsolidated affiliates	4,069	177	3		(515)			3,734
Equity in earnings of unconsolidated affiliates, net of tax	—	3	(3)					—

Net income	$4,069	$180	$—		$(515)			$3,734

Net (income) loss attributable to non-controlling interest	(11)	28						17

Net income attributable to Intercontinental Exchange, Inc.	$4,058	$208	$—		$(515)			$3,751

Earnings per share attributable to Intercontinental Exchange, Inc. common stockholders:
Basic	$7.22							$6.42

Diluted	$7.18							$6.38

Weighted average common shares outstanding:
Basic	562				22	(r	)	584

Diluted	565				23	(r	)	588

See accompanying notes to the unaudited pro forma condensed combined consolidated financial statements.

NOTES TO PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of Operations and Basis of Presentation

On May 4, 2022, ICE and Black Knight, entered into the merger agreement, pursuant to which, subject to the receipt of the Black Knight stockholder approval and the satisfaction or waiver of the other closing conditions set forth in the merger agreement, a subsidiary of ICE will merge with and into Black Knight, with Black Knight surviving the merger as a wholly owned subsidiary of ICE. At the effective time of the merger, shares of Black Knight common stock issued and outstanding immediately prior to the effective time (other than Excluded Shares and Appraisal Shares) will be converted into the right to receive, at the election of the holders thereof, but subject to the proration mechanism set forth in the merger agreement, (i) the Per Share Cash Consideration, being an amount in cash equal to the sum of (x) $68.00 plus (y) the product of 0.1440 multiplied by the Closing 10-Day Average ICE VWAP, being the average of the volume weighted averages of the trading prices of ICE common stock on the NYSE on each of the ten consecutive trading days ending on (and including) the trading day that is three trading days prior to the date on which the effective time of the merger occurs, (ii) the Per Share Stock Consideration, being a number of shares of ICE common stock equal to the quotient of (x) the Per Share Cash Consideration and (y) the Closing 10-Day Average ICE VWAP, or (iii) if no election is made, such Per Share Stock Consideration or Per Share Cash Consideration as is determined in accordance with the proration mechanism set forth in the merger agreement. The election right of the holders of Black Knight common stock will be subject to proration such that (a) the total number of shares of Black Knight common stock that will be converted into the right to receive the Per Share Cash Consideration will be equal to the quotient of $10,505,000,000 divided by the Per Share Cash Consideration, and (b) all shares of Black Knight common stock not receiving the Per Share Cash Consideration (other than Excluded Shares and Appraisal Shares) will be converted into the right to receive the Per Share Stock Consideration. Based on the approximately 154.5 million shares of Black Knight common stock outstanding, excluding unvested Black Knight restricted stock awards held by Black Knight employees (all of which are assumed to be converted into ICE restricted stock awards as described in “The Merger Agreement—Treatment of Black Knight Equity Awards—Treatment of Black Knight Restricted Stock Awards” beginning on page 87 of this proxy statement/prospectus), as of June 30, 2022 and the average of the volume weighted averages of the trading prices of ICE common stock on the NYSE on each of the ten consecutive trading days ending on (and including) August 12, 2022, the last practicable trading day prior to the filing of this proxy statement/prospectus, of $104.80, the aggregate merger consideration would be comprised of (x) $10,505,000,000 in cash and (y) approximately 22.2 million newly issued shares of ICE common stock with an aggregate value of approximately $2.4 billion.

The preceding unaudited pro forma condensed combined consolidated balance sheet as of June 30, 2022, and the pro forma condensed combined consolidated statements of income for the six months ended June 30, 2022, and the year ended December 31, 2021, were prepared using the acquisition method of accounting and are based on historical financial statements of ICE and Black Knight. Certain of Black Knight’s historical amounts have been reclassified to conform to ICE’s financial statement presentation, as discussed further in Note 3. The unaudited pro forma condensed combined consolidated financial statements should be read in conjunction with these accompanying notes and the historical consolidated financial statements and accompanying notes of ICE and Black Knight incorporated into this proxy statement/prospectus. The pro forma balance sheet gives effect to the financing activities and the merger as if it had been completed on June 30, 2022. The pro forma income statements give effect to the financing activities and the merger as if it had been completed on January 1, 2021, the first day of ICE’s 2021 fiscal year. During both the fiscal year ended December 31, 2021 and the six months ended June 30, 2022, there were no material transactions between ICE and Black Knight that required eliminations within the unaudited pro forma condensed combined consolidated financial information.

As of the date of this filing, ICE has not completed the detailed valuation work necessary to finalize the required estimated fair values and estimated lives of Black Knight’s assets to be acquired and liabilities to be assumed and the related allocation of purchase price required when applying the acquisition method of accounting. Acquisition accounting requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. Fair value measurements recorded in acquisition accounting are dependent upon certain valuation studies of Black Knight’s assets and liabilities and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments reflect the assets and liabilities of Black Knight at their preliminary estimated fair values. Differences between these preliminary estimates and the final values in acquisition accounting will occur, and these differences could have a material impact on the accompanying unaudited pro forma condensed combined consolidated financial information and the combined company’s future results of operations and financial position. The allocation of the purchase price will be determined after the merger is completed and after completion of an analysis to determine the estimated fair value of Black Knight’s assets and liabilities and associated tax adjustments. The merger and the related pro forma adjustments are described further in these accompanying notes to the unaudited pro forma condensed combined consolidated financial statements. The unaudited pro forma condensed combined consolidated financial statements do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the merger occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. In addition, future results may vary significantly from those reflected in such statements due to factors discussed in “Risk Factors” beginning on page 34 of this proxy statement/prospectus.

Accounting Periods Presented

The unaudited pro forma condensed combined consolidated balance sheet as of June 30, 2022, is based on the individual historical consolidated balance sheets of ICE and Black Knight as of June 30, 2022 and has been prepared to reflect the merger as if it occurred on June 30, 2022.

The unaudited pro forma condensed combined consolidated statements of income for the six months ended June 30, 2022, and for the year ended December 31, 2021, combine the historical consolidated results of operations of ICE and Black Knight for the six months ended June 30, 2022, and for the year ended December 31, 2021, and have been prepared to reflect the merger as if it occurred on January 1, 2021, the first day of ICE’s 2021 fiscal year.

2.	Calculation of Estimated Merger Consideration and Preliminary Purchase Price Allocation

We currently expect the merger to be completed in the first half of 2023, subject to regulatory review and to the satisfaction or waiver of the closing conditions described in merger agreement. There can be no assurance that the merger will be completed, that there will not be a delay in the completion of the merger or that all or any of the anticipated benefits of the merger will be obtained.

ICE and Black Knight have determined that ICE is the accounting acquirer in the merger which will be accounted for under the acquisition method of accounting for business combinations in accordance with Accounting Standards Codification Topic 805, Business Combinations. The allocation of the preliminary estimated purchase price with respect to the merger is based upon management’s estimates of and assumptions related to the fair values of assets to be acquired and liabilities to be assumed as of June 30, 2022, using currently available information. The unaudited pro forma condensed combined consolidated financial statements have been prepared based on these preliminary estimates, and the final purchase price allocation and the resulting effect on the combined company’s financial position and results of operations may differ materially from the pro forma amounts included herein.

The final purchase price allocation for the merger will be performed subsequent to closing and adjustments to estimated amounts or recognition of additional assets acquired or liabilities assumed may occur as more detailed analyses are completed and additional information is obtained about the facts and circumstances that existed as of the closing date of the merger.

The preliminary purchase price allocation is subject to change due to several factors, including but not limited to:

•

changes in the estimated fair value of ICE common stock issued as merger consideration to Black Knight’s stockholders, based on the Closing 10-Day Average ICE VWAP, being the average of the volume weighted averages of the trading prices of ICE common stock on the NYSE on each of the ten consecutive trading days ending on (and including) the trading day that is three trading days prior to the closing date of the merger, and the number of shares of Black Knight common stock issued and outstanding immediately prior to the effective time of the merger, including issued and outstanding shares associated with Black Knight’s equity plans;

•

changes in the estimated fair value of Black Knight’s identifiable assets acquired and liabilities assumed as of the closing date of the merger, which could result from ICE’s additional valuation analysis, changes in reserve estimates, discount rates and other factors; and

•	the factors described in “Risk Factors” beginning on page 34 of this proxy statement/prospectus.

The unaudited pro forma condensed combined consolidated financial information reflects estimated aggregate merger consideration of $12.9 billion, as calculated and using the assumptions described below:

(in millions except for share and per share data)
Cash Consideration
126,427,347 shares out of 154,488,823 aggregate shares of Black Knight common stock (excluding unvested restricted shares and Black Knight RSU awards) issued and outstanding as of June 30, 2022 entitled to cash consideration	126,427,347
Per share cash consideration	$83.09

Total cash consideration	$10,505

Equity Consideration
28,061,476 shares out of 154,488,823 aggregate shares of Black Knight common stock (excluding unvested restricted shares and Black Knight RSU awards) issued and outstanding as of June 30, 2022 entitled to equity consideration	28,061,476
Exchange ratio	0.7929
Additional shares of ICE common stock to be issued as merger consideration	22,248,680
Closing 10-Day Average ICE VWAP	$104.80
Estimated equity consideration	$2,332
Estimated equity consideration related to pre-combination share based compensation awards	$39

Total equity consideration	$2,371

Total cash and equity consideration	$12,876

The estimated equity consideration has been determined based on Black Knight’s issued and outstanding shares, excluding unvested Black Knight restricted stock awards held by Black Knight employees (all of which are assumed to be converted into ICE restricted stock awards as described in “The Merger Agreement—Treatment of Black Knight Equity Awards—Treatment of Black Knight Restricted Stock Awards” beginning on page 87 of this proxy statement/prospectus), as of June 30, 2022, and the average of the volume weighted averages of the trading prices of ICE common stock on the NYSE on each of the ten consecutive trading days ending on (and including) August 12, 2022, the last practicable trading day prior to the filing of this proxy statement/prospectus. A majority of Black Knight share-based compensation awards will be converted to ICE replacement awards with the same terms and conditions as were applicable to the awards immediately prior to the merger. A portion of the fair value of such replacement awards represents consideration transferred ($39 million), while the remaining portion represents compensation expense based on the respective vesting terms described in adjustment 3(m).

The following table summarizes the preliminary estimated fair values of assets acquired and liabilities assumed as if the acquisition occurred on June 30, 2022:

(in millions)	Fair Value
Tangible assets acquired	$1,021
Intangible assets	6,131
Liabilities assumed (excluding debt)	(2,241)
Debt	(2,771)

Net assets acquired	2,140
Estimated merger consideration	12,876

Estimated goodwill	$10,736

The table below provides a sensitivity analysis that shows the potential impact of variations in the trading price of ICE common stock on the estimated equity consideration and estimated goodwill. In addition, the change in common stock price is not expected to have a material impact to the pro forma basic and diluted shares outstanding and the pro forma per share information:

(in millions except for share and per share data)
Common Stock Price Sensitivity Analysis	ICE Common Stock Price	Estimated Equity Consideration	Estimated Goodwill
As presented in the pro forma combined results	$104.80	$2,371	$10,736
10% increase	115.28	2,565	10,930
20% increase	125.76	2,798	11,163
10% decrease	94.32	2,098	10,463
20% decrease	83.84	1,865	10,230

The following table sets forth the components of the identifiable intangible assets to be acquired and their preliminary weighted average estimated useful lives and the pro forma amortization expense for the six months ended June 30, 2022 and year ended December 31, 2021:

			Pro Forma Amortization Expense
(in millions)	Fair Value	Weighted average useful lives (in years)	Six months ended June 30, 2022	Year ended December 31, 2021
Customer relationships	$4,909	18	$137	$273
Trade names	244	19	7	13
Technology	978	7	70	140
Total identified intangible assets	$6,131		$214	$426

These preliminary estimates of fair value and weighted average useful lives will likely be different from the amounts included in the acquisition accounting upon the completion of the merger, and the difference could have a material impact on the accompanying unaudited pro forma condensed combined consolidated financial statements and the combined company’s future results of operations and financial position. Once ICE has full access to information about Black Knight’s intangible assets, additional insight will be gained that could impact (i) the estimated total value assigned to identifiable intangible assets and (ii) the estimated weighted average useful life of each category of intangible assets. The estimated intangible asset values and their useful lives could be impacted by a variety of factors that may become known to ICE only upon access to additional information and/or by changes in such factors that may occur prior to completion of the merger. These factors include, but are not limited to, historical information obtained from Black Knight and discussions with management. Increased knowledge about these and/or other elements could result in a change to the estimated fair value of the identifiable intangible assets and/or to the estimated weighted average useful lives from what ICE has assumed in these unaudited pro forma condensed combined consolidated financial statements. The combined effect of any such changes could then also result in a significant increase or decrease to ICE’s or Black Knight’s estimates of associated amortization expense.

3.	Pro Forma Adjustments

The unaudited pro forma condensed combined consolidated financial statements have been adjusted to reflect certain conforming and pro forma adjustments. As more information becomes available, ICE will complete a more detailed review of Black Knight’s accounting policies. As a result of that review, differences could be identified between the accounting policies of the two companies that, when conformed, could have a material impact on the unaudited pro forma condensed combined consolidated financial statements and the combined company’s future results of operations and financial position.

a.	The following reclassifications were made as a result of the transaction to conform Black Knight’s historical financial statements to ICE’s financial statement presentation:

Pro Forma Condensed Combined Consolidated Balance Sheet as of June 30, 2022:

•	Reclassification of $171 million from Investments in unconsolidated affiliates to Other non-current assets;

•	Reclassification of $47 million from Income taxes payable to Accounts payable and accrued liabilities; and

•	Reclassification of $62 million from Deferred revenue to Other non-current liabilities.

Pro Forma Condensed Combined Consolidated Income Statement for the six months ended June 30, 2022:

•

Reclassification of $425 million from Operating Expenses to Compensation and benefits, Professional services, Technology and communication, Rent and occupancy, and Selling, general and administrative for $287 million, $26 million, $84 million, $8 million and $20 million, respectively; and

•	Reclassification of $303 million from Equity in earnings of unconsolidated affiliates, net of tax to Other income (expense), net and Income tax expense for $406 million and $103 million, respectively.

Pro Forma Condensed Combined Consolidated Income Statement for the year ended December 31, 2021:

•

Reclassification of $794 million from Operating Expenses to Compensation and benefits, Professional services, Technology and communication, Rent and occupancy, and Selling, general and administrative for $549 million, $42 million, $156 million, $23 million and $24 million, respectively; and

•	Reclassification of $3 million from Equity in earnings of unconsolidated affiliates, net of tax to Other income (expense), net and income tax expense for $4 million and $1 million, respectively.

Pro Forma Adjustments—Condensed Combined Consolidated Balance Sheet as of June 30, 2022:

b.

As explained in the Description of Financing, ICE intends to use approximately $4.95 billion of net proceeds from the ICE Bonds issued on May 23, 2022 to partially fund the $10.5 billion cash portion of the merger consideration. The $4.95 billion of net proceeds are separately invested and recorded as short-term restricted cash and cash equivalents in the ICE consolidated balance sheet as of June 30, 2022.

c.

To remove Black Knight’s historical goodwill of $3.8 billion and record goodwill associated with the business combination of $10.7 billion estimated as a result of the preliminary purchase price allocation described in Note 2.

d.

To remove Black Knight’s carrying value of purchased and internally developed software of $470 million which will be remeasured and characterized as acquired developed technology. The remeasured developed technology will be included among the identified intangible assets described in adjustment 3(e) as part of the purchase price allocation.

e.

To remove Black Knight’s historical intangible assets of $540 million and record intangible assets associated with the business combination of $6.1 billion as a result of the preliminary purchase price allocation described in Note 2.

f.	To record the adjustment to write-off Black Knight’s contract acquisition costs that will have no value as a result of the preliminary purchase price allocation.

g.	To record the adjustment to remeasure Black Knight’s investments in unconsolidated affiliates to fair value.

h.

To record the adjustments to accounts payable and accrued liabilities of $50 million for the impact of transaction costs, $40 million for an executive bonus, and ($20) million for a reduction to income taxes payable.

i.

To reflect adjustments to short-term debt and long-term debt to fund the cash portion of the merger consideration and refinance a portion of Black Knight’s existing debt. The adjustments to short-term debt and long-term debt are summarized below.

Description (in millions)	Amount
Short-term debt
ICE Commercial Paper	$4,928
Refinancing Black Knight debt	(34)

Pro forma net adjustment to short-term debt	$4,894

Long-term debt
ICE Term Loan	$2,400
Refinancing Black Knight debt	(1,737)

Pro forma adjustment to long-term debt	$663

•

As explained in the Description of Financing, ICE Commercial Paper issuance of $4.9 billion includes $1.6 billion and $600 million anticipated to come through operations from ICE and Black Knight, respectively, assuming the merger is completed in the first half of 2023.

j.

To record an increase to deferred tax liabilities based on the 28% estimated deferred tax rate multiplied by the fair value adjustments related to the assets acquired and liabilities assumed. These adjustments are based on the estimate of the combined deferred tax rate and the fair value of Black Knight’s assets to be acquired, liabilities to be assumed and the related purchase price allocations. These estimates are subject to further review by ICE’s and Black Knight’s respective management teams, which may result in material adjustments to deferred taxes with an offsetting adjustment to goodwill.

k.

To record the elimination of Black Knight’s historical equity balances to arrive at a pro forma condensed combined consolidated balance sheet. Retained earnings also includes an adjustment to ICE’s retained earnings related to the $40 million of deal acquisition costs, net of tax, that are expected to be incurred by ICE.

l.	To record the estimated increase in additional paid-in capital of $2.4 billion for the estimated equity consideration.

Pro Forma Adjustments—Combined Income Statement for the six months ended June 30, 2022 and year ended December 31, 2021:

m.

To record an adjustment to compensation and benefits of ($2) million and $28 million for the six months ended June 30, 2022 and year ended December 31, 2021, respectively, due to changes in estimated stock-based compensation expense related to the unvested portion of the replacement of Black Knight’s share-based compensation awards, reflecting the change in value as if the transaction occurred as of January 1, 2021.

n.

To record adjustments to acquisition-related transaction costs incurred by ICE of ($30) million and $122 million for the six months ended June 30, 2022 and year ended December 31, 2021, respectively, to reflect:

•

Reduction of $30 million for the six months ended June 30, 2022 for non-recurring fees related to a bridge loan commitment that ICE obtained as the backup funding to finance the transaction, which will instead be included in acquisition-related transaction costs for the year ended December 31, 2021. ICE acquisition-related costs of $122 million for the year ended December 31, 2021, including $50 million primarily related to merger advisory fees, $30 million of non-recurring bridge loan fees, and $42 million of employee retention expense that will vest within 6 months following the closing of the merger.

•

Severance and other integration related restructuring costs have not been reflected in these unaudited pro forma condensed combined consolidated financial statements given the preliminary nature of these anticipated actions.

o.

To record the reduction in historical amortization of purchased and internally developed software and record amortization of intangible assets from the preliminary purchase price allocation described in Note 2.

p.

To record the adjustment to interest expense associated with the increase in ICE’s debt, refinancing of certain ICE existing debt and a portion of Black Knight’s existing debt and amortization of debt issuance costs. Interest rates on ICE Commercial Paper and ICE Term Loans are subject to change based on market interest rates at the time of borrowing and other factors. Interest rates on ICE Bonds are based on the blended average.

Description (in millions, except interest rates)	Principal balance	Interest rate	Six months ended June 30, 2022	Year ended December 31, 2021
New interest expense on transaction financing:
ICE Commercial Paper	$4,928	2.00%	$49	$99
ICE Term Loan	2,400	4.00%	48	96
ICE Bonds	7,965	4.43%	139	353
Amortization of capitalized debt issuance costs			4	9

			$240	$557
Decrease to interest expense
Elimination of historical Black Knight interest expense on refinanced debt			(26)	(48)
Elimination of historical ICE interest expense on refinanced debt			(25)	(64)

Pro forma net adjustment to interest expense			$189	$445

q.

To record the income tax effect of the pro forma adjustments, based on estimated effective tax rate for the combined business under the impact of the merger. The effective tax rate of the combined company could be significantly different from the effective tax rate presented in these unaudited pro forma condensed combined consolidated financial statements depending on post-acquisition activities including legal entity restructuring, repatriation decisions and the geographic mix of taxable income.

r.	To reflect the assumed issuance of basic and diluted common shares as a result of the merger.

	Six months ended June 30, 2022		Year ended December 31, 2021
(in millions, except for per share data)	Basic Shares Outstanding	Diluted Shares Outstanding	Basic Shares Outstanding	Diluted Shares Outstanding
ICE weighted-average outstanding	560	562	562	565

Record new issuance of ICE common stock at 0.7929 exchange ratio	22	22	22	22
Black Knight diluted shares converted at 0.7929 exchange ratio	N/A	1	N/A	1

Net pro forma adjustments	22	23	22	23

Pro forma combined weighted-average outstanding	582	585	584	588

Pro forma net income	$1,455	$1,455	$3,751	$3,751
Pro forma earnings per share	$2.50	$2.49	$6.42	$6.38

DESCRIPTION OF ICE’S CAPITAL STOCK

The following summary is a description of the material terms of ICE’s capital stock. You should also refer to the ICE charter, the ICE bylaws, and the applicable provisions of the DGCL. As described further below, at the 2022 annual meeting of ICE stockholders held on May 13, 2022, ICE stockholders approved the Charter Amendments (as defined and described in “Comparison of Stockholder Rights” beginning on page 136 of this proxy statement/prospectus). The Charter Amendments have been filed with the SEC and are subject to an operative delay of up to thirty (30) days. After they become operative, they will be filed with the Delaware Secretary of State. This summary should be read in conjunction with “Comparison of Stockholder Rights” beginning on page 136 of this proxy statement/prospectus.

Common Stock

Pursuant to the ICE charter, ICE’s authorized capital stock consists of one billion six hundred million (1,600,000,000) shares, each with a par value of $0.01 per share, of which:

•	one hundred million (100,000,000) shares are designated as preferred stock; and

•	one billion five hundred million (1,500,000,000) shares are designated as common stock.

As of August 12, 2022, there were 558,458,225 shares of ICE common stock outstanding, which were held of record by 489 stockholders of record. This stockholder figure does not include what ICE estimates to be a substantially greater number of holders whose shares are held of record by banks, brokers and other financial institutions. All outstanding shares of ICE common stock are when issued and sold, validly issued, fully paid and nonassessable.

Holders of ICE common stock have the following rights, privileges and limitations:

•

Voting: Each share of ICE common stock is entitled to one vote per share, provided that for so long as ICE directly or indirectly controls a national securities exchange registered under Section 6 of the Exchange Act (each such national securities exchange so controlled, an “Exchange”), no person, either alone, together with its related persons (as that term is defined in Article V of the ICE charter) or as a party to any agreement, plan or other arrangement, is entitled to vote or cause the voting of shares of ICE stock representing in the aggregate more than 10% of the then outstanding votes entitled to be cast on such matter. ICE will disregard any votes cast in excess of the 10% voting limitation unless the ICE board expressly permits a person, either alone, together with its related persons or as a party to any agreement, plan or other arrangement, to exercise a vote in excess of the voting limitation and the SEC approves such vote.

•

Ownership: For so long as ICE directly or indirectly controls an Exchange, no person, either alone, or together with its related persons, may beneficially own shares of stock representing in the aggregate more than 20% of the then outstanding votes entitled to be cast on any matter. The 20% ownership limitation will apply unless the ICE board expressly permits a person, either alone or together with its related persons, to own shares in excess of limitation and the SEC approves such exception. If no such permission is granted and approved, any person who owns shares of ICE stock in excess of the 20% ownership threshold will be obligated to sell, and ICE will be obligated to purchase, at par value the number of shares held by such person above the ownership limitation.

•

Dividends and distributions: The holders of shares of ICE common stock have the right to receive dividends and distributions, whether payable in cash or otherwise, as may be declared from time to time by the ICE board from legally available assets or funds.

•

Liquidation, dissolution or winding-up: In the event of the liquidation, dissolution or winding-up of ICE, holders of the shares of ICE common stock are entitled to share equally, share-for-share, in the assets available for distribution after payment of all creditors and the liquidation preferences of any ICE preferred stock.

•

Restrictions on transfer: Neither the ICE charter nor the ICE bylaws contain any restrictions on the transfer of shares of ICE common stock, although restrictions on transfer may be imposed under applicable securities laws.

•	Redemption, conversion or preemptive rights: Holders of shares of ICE common stock have no redemption or conversion rights or preemptive rights to purchase or subscribe for ICE securities.

•	Other provisions: There are no sinking fund provisions applicable to the common stock, nor is the common stock subject to calls or assessments by ICE.

The rights, preferences, and privileges of the holders of shares of ICE common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that ICE may designate and issue in the future. As of the date of this proxy statement/prospectus, there are no shares of preferred stock outstanding.

Limitation of Liability and Indemnification Matters

The ICE charter provides that no ICE director will be liable to ICE or its stockholders for monetary damages for breach of fiduciary duty as a director, except in those cases in which liability is mandated by the DGCL, and except for liability for breach of the director’s duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, or any transaction from which the director derived any improper personal benefit. The ICE bylaws provide for indemnification, to the fullest extent permitted by law, of any director or senior officer (as that term is defined in Article V of the ICE bylaws) made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director or senior officer of ICE or, at the request of ICE, serves or served as a director, officer, partner, member, employee or agent of any other enterprise, against all expenses, liabilities, losses and claims actually incurred or suffered by such person in connection with the action, suit or proceeding. The ICE bylaws also provide that, to the extent authorized from time to time by the ICE board, ICE may provide to any one or more other persons rights of indemnification and rights to receive payment or reimbursement of expenses, including attorneys’ fees.

Section 203 of the Delaware General Corporation Law

ICE is subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner or a certain level of stock is acquired upon consummation of the transaction in which the person became an interested stockholder. A business combination includes, among other things, a merger, asset sale or a transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an interested stockholder is a person who, together with affiliates and associates, owns (or, in certain cases, within three years prior, did own) 15% or more of the corporation’s outstanding voting stock. Under Section 203 of the DGCL, a business combination between ICE and an interested stockholder is prohibited during the relevant three-year period unless it satisfies one of the following conditions:

•

prior to the time the stockholder became an interested stockholder, the ICE board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of ICE voting stock outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors and officers); or

•

the business combination is approved by the ICE board and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2/3% of ICE outstanding voting stock that is not owned by the interested stockholder.

Certain Anti-Takeover Matters

The ICE charter and ICE bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the ICE board rather than pursue non-negotiated takeover attempts. These provisions include:

Board of Directors

Vacancies and newly created seats on the ICE board may be filled only by the ICE board. Generally, only the ICE board may determine the number of directors on the ICE board. However, if the holders of any class or classes of stock or series thereof are entitled to elect one or more directors, then the number of directors elected by the holders of such stock will be determined according to the terms of the stock and pursuant to the resolutions relating to the stock. The inability of stockholders to determine the number of directors or to fill vacancies or newly created seats on the board makes it more difficult to change the composition of the ICE board. These provisions are designed to promote a continuity of existing management.

Advance Notice Requirements

The ICE bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of ICE stockholders. These procedures provide that notice of such stockholder proposals must be timely given in writing to the ICE secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at the principal executive offices of ICE not less than ninety (90) days nor more than one hundred twenty (120) days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the ICE bylaws.

Proxy Access

The ICE bylaws provide that qualified stockholders can nominate candidates for election to the ICE board if such stockholders comply with the requirements contained in the ICE bylaws within the designated time periods. Under the proxy access provisions of the ICE bylaws, any stockholder (or group of up to 20 stockholders) owning 3% or more of the ICE common stock continuously for at least three years may nominate up to two individuals or 20% of the ICE board, whichever is greater, as director candidates for election to the ICE board, and require ICE to include such nominees in its annual meeting proxy statement if the stockholders and nominees satisfy the requirements contained in ICE’s bylaws. These procedures provide that notice of such stockholder proposals must be timely given in writing to the ICE secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at the principal executive offices of ICE no earlier than the close of business one hundred fifty (150) calendar days and no later than the close of business one hundred twenty (120) calendar days before the anniversary date that ICE mailed its proxy materials for the annual meeting for the preceding year. The notice must contain certain information specified in the ICE bylaws.

Adjournment of Meetings of Stockholders Without a Stockholder Vote

The ICE bylaws permit the chair of the meeting of stockholders, who is appointed by the ICE board, to adjourn any meeting of stockholders for a reasonable period of time without a stockholder vote.

Special Meetings of Stockholders

The ICE bylaws provide that special meetings of the stockholders may be called by the ICE board, the chair of the board, the chief executive officer, or at the request of holders of at least 50% of the shares of ICE common stock outstanding at the time that would be entitled to vote at the meeting. Once the Charter Amendments become operative under the SEC rules and are filed with the Delaware Secretary of State, this ownership threshold will be changed to 20% of the voting power of all outstanding shares of ICE common stock and all other outstanding shares of stock of ICE entitled to vote on the applicable matter.

No Written Consent of Stockholders

The ICE charter requires all stockholder actions to be taken by a vote of the stockholders at an annual or special meeting. The ICE charter does not permit holders of shares of ICE common stock to act by written consent without a meeting.

Amendment of Certificate of Incorporation and Bylaws

Under the DGCL, unless a corporation’s certificate of incorporation imposes a higher vote requirement, a corporation may amend its certificate of incorporation upon the submission of a proposed amendment to stockholders by the board of directors and the subsequent receipt of the affirmative vote of a majority of its outstanding voting shares and the affirmative vote of a majority of the outstanding shares of each class entitled to vote thereon as a class. Under the ICE charter, the affirmative vote of the holders of not less than 66 2/3% (or a majority, once the Charter Amendments become operative under the SEC rules and are filed with the Delaware Secretary of State) of the voting power of all outstanding shares of ICE common stock and all other outstanding shares of stock of ICE entitled to vote on such matter is required to amend, modify in any respect or repeal any provision of the certificate of incorporation related to: (i) considerations of the ICE board in taking any action; (ii) that the number of directors of ICE will be fixed only by resolution of the ICE board in the manner set forth in the ICE bylaws; (iii) limitations on stockholder action by written consent; (iv) the required quorum at meetings of the stockholders; (v) the amendment of the bylaws by the stockholders; (vi) the location of stockholder meetings and records; (vii) limitations on voting and ownership of ICE common stock and (viii) the provisions in Article X requiring such a supermajority vote.

Subject to certain exceptions, the ICE board is expressly authorized to adopt, amend or repeal any or all of the ICE bylaws at any time. ICE stockholders may adopt, amend or repeal any of the ICE bylaws by an affirmative vote of the holders of not less than 66 2/3% (or a majority, once the Charter Amendments become operative under the SEC rules and are filed with the Delaware Secretary of State) of the voting power of all outstanding ICE common stock entitled to vote on the matter.

For so long as ICE controls, directly or indirectly, any Exchange, before any amendment or repeal of any provision of the ICE bylaws or the ICE charter may become effective, it must be submitted to the boards of directors of each Exchange. If any of these boards of directors determines that the amendment or repeal must be filed with, or filed with and approved by, the SEC under Section 19 of the Exchange Act, then the amendment or repeal shall not be effectuated until filed with, or filed with and approved by, as applicable, the SEC.

Blank Check Preferred Stock

The ICE charter provides for one hundred million (100,000,000) authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable the ICE board to render more difficult or to discourage an attempt to obtain control of ICE by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the ICE board were to determine that a takeover proposal is not in the best interests of ICE, the ICE board could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, the ICE charter grants the ICE board broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of ICE common stock. The issuance may also adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deterring or preventing a change in control. The ownership limitations described above under “Common Stock” are applicable to holders of preferred stock, and, to the extent holders of shares of preferred stock are entitled to vote on a matter, the voting limitations described above under “Common Stock” would also be applicable to holders of preferred stock. The ICE board currently does not intend to seek stockholder approval prior to any issuance of shares of preferred stock, unless otherwise required by law.

Listing

The ICE common stock is listed on the New York Stock Exchange under the symbol “ICE”.

Transfer Agent

The transfer agent for ICE common stock is Computershare Investor Services.

Preferred Stock; Depositary Shares

Under the ICE charter, the ICE board is authorized to issue shares of preferred stock in one or more series. To establish a series of preferred stock, the ICE board must set the terms thereof. ICE may sell shares of its preferred stock, par value of $0.01 per share, in one or more series. The ICE board may determine the specific designation, the aggregate number of shares offered, the dividend rate or manner of calculating the dividend rate, the dividend periods or manner of calculating the dividend periods, the ranking of the shares of the series with respect to dividends, the liquidation preference of the shares of the series, the voting rights of the shares of the series, if any, whether and on what terms the shares of the series will be convertible or exchangeable, whether and on what terms ICE can redeem the shares of the series, whether ICE will offer depositary shares representing shares of the series and if so, the fraction or multiple of a share of preferred stock represented by each depositary share, whether ICE will list the preferred stock or depositary shares on a securities exchange and any other specific terms of the series of preferred stock.

COMPARISON OF STOCKHOLDER RIGHTS

Both ICE and Black Knight are incorporated under the laws of the State of Delaware, and, accordingly, the rights of the stockholders of each are currently governed by the DGCL. ICE will continue to be a Delaware corporation following completion of the merger and will be governed by the DGCL.

Upon completion of the merger, the Black Knight stockholders immediately prior to the completion of the merger who will be receiving stock consideration will become ICE stockholders. The rights of such former Black Knight stockholders and the ICE stockholders will thereafter be governed by the DGCL and by the ICE charter and the ICE bylaws.

At its 2022 annual meeting of stockholders held on May 13, 2022, ICE’s stockholders approved amendments to the ICE charter, which included the elimination of certain supermajority voting requirements and lowering the special meeting ownership threshold to 20% from 50% (collectively, the “Charter Amendments”). Because ICE is the owner of national securities exchanges, including the NYSE, the NYSE exchanges were required to file the Charter Amendments with the SEC as rule changes. SEC approval of the Charter Amendments is not required, but the filings with the Charter Amendments are subject to an operative delay of up to thirty (30) days. After the Charter Amendments become operative under the SEC rules, the revised ICE charter will be filed with the Secretary of State of the State of Delaware and become effective when filed or at such later time as may be stated in the Delaware filing.

The following description summarizes the material differences between the rights of the stockholders of ICE and Black Knight based on their respective current certificates of incorporation and bylaws and the DGCL, but is not a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. Stockholders should read carefully the relevant provisions of the DGCL and the respective current certificates of incorporation and bylaws of ICE and Black Knight. For more information on how to obtain certain documents that are not attached to this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 156 of this proxy statement/prospectus.

	Rights of ICE Stockholders	Rights of Black Knight Stockholders
Authorized Capital Stock	The authorized capital stock of ICE consists of 1,500,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share.	The authorized capital stock of Black Knight consists of 550,000,000 shares of common stock, par value $0.0001 per share, and 25,000,000 shares of preferred stock, par value $0.0001 per share.

Preferred Stock	The ICE charter provides that the shares of preferred stock may be issued in one or more series from time to time by the ICE board, and the ICE board is expressly authorized, to the fullest extent permitted by law, to fix by resolution or resolutions the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, of the shares of each series of preferred stock.

The Black Knight charter provides that shares of preferred stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation and title as shall be fixed by the Black Knight board prior to the issuance of any shares thereof.

The Black Knight board is authorized to fix the designation and title for each such class of preferred stock, to fix the voting powers, whether full or limited, or no voting powers, and such powers, preferences and relative, participating,

	Rights of ICE Stockholders	Rights of Black Knight Stockholders
optional or other special rights and such qualifications, limitations or restrictions thereof, and to fix the number of shares constituting such class (but not below the number of shares thereof then outstanding), in each case as shall be stated in such resolution or resolutions providing for the issue of such class of preferred stock as may be adopted from time to time by the Black Knight board prior to the issuance of any shares thereof.

Dividends	The ICE charter provides whether dividends shall be payable to the holders of the shares of a series of preferred stock and, if so, the basis on which such holders shall be entitled to receive dividends (which may include, without limitation, a right to receive such dividends or distributions as may be declared on the shares of such series by the ICE board, a right to receive such dividends or distributions, or any portion or multiple thereof, as may be declared on the common stock or any other class of stock or, in addition to or in lieu of any other right to receive dividends, a right to receive dividends at a particular rate or at a rate determined by a particular method, in which case such rate or method of determining such rate may be set forth), the form of such dividends, any conditions on which such dividends shall be payable and the date or dates, if any, on which such dividends shall be payable.	The Black Knight charter provides that subject to applicable law and the rights, if any, of the holders of any outstanding preferred stock or any class of stock having a preference over or the right to participate with the common stock with respect to the payment of dividends, dividends may be declared and paid on the common stock out of the assets of the corporation that are by law available therefor at such times and in such amounts as the Black Knight board in its discretion shall determine.

Special Meetings of Stockholders	The ICE charter provides that special meetings of stockholders may be called at any time by: (1) the ICE board acting pursuant to a resolution adopted by a majority of the ICE board then in office, (2) the Chair of the ICE board, (3) the Chief Executive Officer or (4) request of holders of ICE common stock representing in the aggregate at least 50% (or 20%, following the effectiveness of the Charter Amendment) of the shares of ICE common stock outstanding that would be entitled to vote at the meeting.	The Black Knight charter provides that special meetings of stockholders may be called at any time by: (1) a majority vote of the Black Knight board, (2) the Chairman of the Black Knight board, or (3) the Chief Executive Officer. Except as required by law or provided by resolutions adopted by the Black Knight board designating the rights, powers and preferences of any preferred stock, special meetings may not be called by any other person or persons.

	Rights of ICE Stockholders	Rights of Black Knight Stockholders

Special Meetings of the Board	The ICE bylaws provide that special meetings of the ICE board may be called at any time by the Chair of the ICE board, if any, by the lead independent director, if any, by the Chief Executive Officer or by any two (2) directors on notice to each director given either personally or by mail, e-mail or facsimile at least twenty-four (24) hours prior to such meeting, or by mail at least three (3) calendar days prior to such meeting, which notice, with respect to each director, may be waived in writing by such director.	The Black Knight bylaws provide that special meetings of the Black Knight board may be called by the Chief Executive Officer, the Chairman of the Black Knight board, if there is one, the President, or any director. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting, by telephone or facsimile on twenty-four (24) hours’ notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

Stockholder Action by Written Consent	Under the DGCL, any action that can be taken at any annual or special meeting of stockholders of a corporation may also be taken by stockholders without a meeting, without prior notice and without a vote unless the certificate of incorporation provides otherwise.

	The ICE charter provides that stockholders may not take action by written consent.	The Black Knight charter provides that actions required or permitted to be taken by the stockholders of the corporation at an annual or special meeting of the stockholders may be effected without a meeting by the written consent of the holders of Black Knight common stock, subject to certain exceptions and specified procedures.

Stockholder Proposals and Nominations of Candidates for Election to the Board of Directors

The ICE bylaws allow stockholders who are record holders on the date of the annual meeting or special meeting, as applicable, to nominate candidates for election to the ICE board. Stockholders who are record holders on the date of the annual meeting may also propose business to be brought before such annual meeting.

Such proposals (other than proposals included in the notice of meeting pursuant to Rule 14a-8 promulgated under the Exchange Act) and nominations, however, may only be brought by a stockholder who has given timely notice in proper written form to ICE’s secretary prior to the meeting.

The Black Knight bylaws allow stockholders who are record holders on the date of notice and on the date of the annual meeting or special meeting, as applicable, to nominate candidates for election to the Black Knight board. Stockholders who are record holders on the date of notice to Black Knight and on the record date for the annual meeting may also propose business to be brought before such annual meeting.

Such proposals (other than proposals included in the notice of meeting pursuant to Rule 14a-8 promulgated under the Exchange Act) and nominations, however, may only be brought by a stockholder who has given timely notice in proper written form to

	Rights of ICE Stockholders	Rights of Black Knight Stockholders

Persons nominated by stockholders for election as directors of ICE and any other proposals by stockholders shall be properly brought before an annual meeting of stockholders only if notice of any such matter to be presented by a stockholder at such meeting (a “Stockholder Notice”) shall be delivered to the secretary at the principal executive office of ICE not less than ninety (90) nor more than one hundred twenty (120) days prior to the first anniversary date of the annual meeting for the preceding year; provided, however, that if and only if the annual meeting is not scheduled to be held within a period that commences thirty (30) days before and ends thirty (30) days after such anniversary date (an annual meeting date outside such period being referred to herein as an “Other Meeting Date”), such Stockholder Notice shall be given in the manner provided in the ICE bylaws by the later of (i) the close of business on the date ninety (90) days prior to such Other Meeting Date or (ii) the close of business on the tenth day following the date on which such Other Meeting Date is first publicly announced or disclosed.

Black Knight’s secretary prior to the meeting.

To be timely, a stockholder’s notice to the secretary must be delivered to or mailed and received at the principal executive offices of Black Knight not less than one hundred twenty (120) days prior to the anniversary date of the date of the proxy statement for the immediately preceding annual meeting; provided, however, that in the event that the annual meeting is called for a date that is not within thirty (30) days before or after the anniversary date of the immediately preceding annual meeting, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth day (10) following the day on which public disclosure of the date of the annual meeting was first made.

Proxy Access	The ICE bylaws provide that when ICE solicits proxies with respect to the election of directors at an annual meeting of stockholders, subject to certain limitations, ICE shall include in its proxy materials for that annual meeting the name and certain required information of any person nominated for election to the ICE board by a stockholder or group of no more than 20 stockholders holding at least 3% of the aggregate voting power of ICE voting stock for at least three (3) continuous years, and who expressly elects to have its nominee included in ICE’s proxy materials. The number of directors permitted to be included in the proxy materials may not exceed the greater of (1) two and (2) the largest whole number that does not exceed 20% of the	Neither the Black Knight charter nor the Black Knight bylaws contain proxy access provisions. However, at its 2022 annual meeting of stockholders held on June 15, 2022, Black Knight’s stockholders approved a proposal for the Black Knight board to amend the Black Knight bylaws to adopt a proxy access provision, which would allow eligible stockholders to include their own nominees for director in Black Knight’s proxy materials along with the board’s nominees. The Black Knight board plans to take action prior to Black Knight’s next annual stockholders’ meeting to amend the Black Knight bylaws so that proxy access would be available for the 2023 annual meeting.

	Rights of ICE Stockholders	Rights of Black Knight Stockholders

number of directors on the ICE board, subject to certain reductions.

To be timely, a stockholder’s proxy access notice must be delivered to the principal executive offices of ICE not earlier than the close of business on the one hundred fifty (150) days and not later than the close of business on the one hundred twenty (120) days prior to the anniversary of the date that ICE first mailed its proxy statement for the prior year’s annual meeting of stockholders.

Number of Directors	The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors, each of whom must be a natural person, with the number of directors fixed by or in the manner provided in the corporation’s bylaws unless the certificate of incorporation fixes the number of directors.

The ICE bylaws provide that the number of directors shall be determined exclusively by the ICE board from time to time pursuant to a resolution adopted by a majority of the directors then in office.

There are currently ten (10) directors serving on the ICE board.

The Black Knight charter provides that the business and affairs of the corporation shall be managed by or under the direction of the Black Knight board, consisting of not less than one (1) nor more than fourteen (14) members with the exact number of directors to be determined from time to time exclusively by resolution adopted by the Black Knight board.

There are currently eight (8) directors serving on the Black Knight board.

Election of Directors	The DGCL provides that, unless the certificate of incorporation or bylaws provide otherwise, directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

The ICE bylaws provide that the directors are to be elected annually and the ICE board is not classified.

A nominee for director shall be elected to the ICE board if the votes cast “for” such nominee’s election exceed the votes cast “against” such nominee’s election; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which either (i) (x) ICE’s secretary receives a notice that a stockholder has nominated a person for election to the ICE board in compliance with the advance notice requirements for stockholder nominees for director or

The Black Knight bylaws provide that directors are to be elected annually and the Black Knight board is not classified.

A nominee for director shall be elected by a majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present, provided that, if as of the date of that is ten (10) days in advance of the date that Black Knight files its definitive proxy statement (regardless of whether or not thereafter revised or supplemented) with the SEC the number of nominees exceeds the number of directors to be elected in such

	Rights of ICE Stockholders	Rights of Black Knight Stockholders
otherwise becomes aware that a stockholder has nominated a person for election to the ICE board and (y) such nomination has not been withdrawn by such stockholder on or prior to the third business day next preceding the date that ICE first mails its notice of meeting for such meeting to the stockholders or (ii) the number of nominees for election to the ICE board at such meeting exceeds the number of directors to be elected. In contested elections, if directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote “against” a nominee.

election (a “contested election”), the directors shall be elected by the vote of a plurality of the votes cast.

A “majority of the votes cast” means that the number of votes cast “for” a director must exceed the number of votes cast “against” that director (with “abstentions” and “broker non-votes” not counted as a vote either “for” or “against” that director’s election). If directors are to be elected by a plurality of the votes cast in a contested election, stockholders shall not be permitted to vote against a nominee. In an uncontested election of directors, any incumbent director who does not receive a majority of the votes cast will promptly tender their resignation to the Black Knight board. The Black Knight board will decide, after considering the recommendation of the Corporate Governance and Nominating Committee, whether to accept or reject the tendered resignation, or whether other action should be taken. The nominee in question will not participate in the recommendation or decision-making process. The explanation by the Black Knight board of its decision will be publicly disclosed within ninety (90) days from the date of publication of the election results. The Corporate Governance and Nominating Committee and the Black Knight board may consider any factor deemed appropriate in making its determination.

Removal of Directors	The DGCL provides that directors of a non-classified board may be removed from office by stockholders, with or without cause, by the affirmative vote of the holders of a majority of the outstanding capital stock of the corporation then entitled to vote generally in the election of directors.

	The ICE charter and the ICE bylaws are silent with regard to the removal of directors and therefore, in accordance with the DGCL, directors may be removed with or without cause, by the affirmative vote of the holders of a majority of the outstanding capital stock then entitled to vote generally in the election of directors.	The Black Knight charter provides that any director may be removed from office by stockholders, with or without cause, by the affirmative vote of the holders of a majority of the outstanding capital stock then entitled to vote generally in the election of directors.

	Rights of ICE Stockholders	Rights of Black Knight Stockholders

Vacancies of Directors	The ICE charter provides that vacancies and newly created directorships resulting from any increase in the authorized number of directors or from any other cause may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director.	The Black Knight bylaws provide that any vacancy on the Black Knight board, however created, may be filled only by a majority of the directors then in office, though less than a quorum, or by a sole remaining director.

Considerations of the Board of Directors	The ICE charter provides that in taking any action, including action that may involve or relate to a change or potential change of control of ICE, the ICE board may consider, among other things, both the long-term and short-term interests of ICE and its stockholders and the effect that ICE’s actions may have in the short term or long term upon any one or more of the following matters: (1) the prospects for potential growth, development, productivity and profitability of ICE and its subsidiaries; (2) the current employees of ICE or its subsidiaries; (3) the employees of ICE or its subsidiaries and other beneficiaries receiving or entitled to receive retirement, welfare or similar benefits under any plan sponsored or agreement entered into by ICE or its subsidiaries; (4) the customers and creditors of ICE and its subsidiaries; (5) the ability of ICE and its subsidiaries to provide goods, services, employment opportunities, employment benefits and otherwise contribute to communities in which they do business; (6) the potential impact on relationships of ICE and its subsidiaries with regulatory authorities and the regulatory impact generally; and (7) any other factors that the directors may consider appropriate in the circumstances.	None.

Limitation on Liability of Directors	The DGCL permits corporations to include provisions in their certificate of incorporation eliminating monetary damages for a director for any breach of fiduciary duty, subject to certain exceptions. A corporation may not eliminate liability for a director’s breach of the duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful dividends, stock purchases or redemptions, or for any transaction from which the director derived an improper personal benefit.

	Rights of ICE Stockholders	Rights of Black Knight Stockholders

	In accordance with the DGCL, the ICE charter provides that no director will be personally liable to ICE or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (1) for any breach of the director’s duty of loyalty to ICE or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL as it now exists or as it may hereafter be amended, or (4) for any transaction from which the director derived any improper personal benefit.	In accordance with the DGCL, the Black Knight charter provides that no director will be personally liable to Black Knight or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (1) for any breach of the director’s duty of loyalty to Black Knight or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL or (4) for any transaction from which such director derived an improper personal benefit.

Indemnification of Directors and Officers

Under the DGCL, a Delaware corporation must indemnify its present or former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.

Delaware law provides that a corporation may indemnify its present and former directors, officers, employees and agents, as well as any individual serving with another corporation in that capacity at the corporation’s request against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement of actions taken, if the individual acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful.

A corporation may not indemnify a current or former director or officer of the corporation against expenses to the extent the person is adjudged to be liable to the corporation unless a court approves the indemnity.

The DGCL permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of a corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such.

	ICE shall, to the fullest extent permitted by law, as those laws may be amended and supplemented from time to time, indemnify any director or senior officer made, or threatened to be made, a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of being a director or senior officer of ICE or a	Black Knight shall indemnify to the fullest extent authorized or permitted by law any person made, or threatened to be made, a party to any action or proceeding (whether civil or criminal or otherwise) by reason of the fact that such person is or was a director or officer of Black Knight or by reason of the fact that such director or officer, at

	Rights of ICE Stockholders	Rights of Black Knight Stockholders
	predecessor corporation or, at ICE’s request, a director, officer, partner, member, employee or agent of another corporation or other entity; provided, however, that ICE shall indemnify any director or senior officer in connection with a proceeding initiated by such person only if such proceeding was authorized in advance by the ICE board.	the request of Black Knight, is or was serving any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity.

Amendments to Certificate of Incorporation	Under the DGCL, an amendment to the certificate of incorporation generally requires (1) the approval of the board of directors, (2) the approval of a majority of the voting power of the outstanding stock entitled to vote upon the proposed amendment and (3) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class, if any.

The ICE charter provides that affirmative vote of the holders of 66 2/3% or more (or a majority, following the effectiveness of the Charter Amendment) of the voting power of the shares of the then outstanding voting stock of ICE, voting together as a single class, is required to amend or repeal, or adopt any provisions inconsistent with certain designated provisions relating to: (1) limitations on voting and ownership, (2) the number of directors or considerations of the ICE board, (3) stockholder action, (4) amendments to the certificate of incorporation.

For so long as ICE shall control, directly or indirectly, any Exchange, before any amendment or repeal of any provision of the certificate of incorporation shall be effective, such amendment or repeal shall be submitted to the boards of directors of each Exchange (or the boards of directors of their successors), and if any or all of such boards of directors shall determine that such amendment or repeal must be filed with or filed with and approved by the SEC under Section 19 of the Exchange Act and the rules promulgated thereunder before such amendment or repeal may be effectuated, then such amendment or repeal shall not be effectuated until filed with or filed with and approved by the SEC, as the case may be.

The Black Knight charter provides that in addition to any affirmative vote of the holders of any series of preferred stock required by law, by the certificate of incorporation or by the resolution or resolutions adopted by the Black Knight board designating the rights, powers and preferences of such preferred stock, the provisions of the certificate of incorporation may be adopted, amended or repealed as provided by applicable law.

	Rights of ICE Stockholders	Rights of Black Knight Stockholders

Any vote of stockholders required by the provision relating to amendments to the certificate of incorporation shall be in addition to any other vote of the stockholders that may be required by law, the certificate of incorporation, the bylaws, any agreement with a national securities exchange or otherwise.

Amendments to Bylaws

The ICE bylaws provide that the board of directors may adopt additional bylaws, and may amend or repeal any bylaws, whether or not adopted by them, at any time.

Stockholders of ICE may adopt additional bylaws and may amend or repeal any bylaws; provided that notice of the proposed change was given in the notice of the stockholders meeting at which such action is to be taken, subject to any vote of the holders of any class or series of stock of ICE required by law or the ICE charter.

The ICE charter provides that no adoption, amendment or repeal of a bylaw by action of stockholders shall be effective unless approved by the affirmative vote of the holders of not less than 66 2/3% of the voting power (or a majority, following the effectiveness of the Charter Amendment) of all outstanding shares of ICE common stock and all other outstanding shares of stock of ICE entitled to vote on such matter, with such outstanding shares of ICE common stock and other stock considered for this purpose as a single class.

For so long as ICE shall control, directly or indirectly, any Exchange, before any amendment or repeal of any provision of the bylaws shall be effective, such amendment or repeal shall either be (i) filed with or filed with and approved by the SEC under Section 19 of the Exchange Act and the rules promulgated thereunder or (ii) submitted to the boards of directors of each Exchange, in each case only to the extent that such entity continues to be controlled directly

The Black Knight charter provides that in addition to any affirmative vote of the holders of any series of preferred stock required by law, by the certificate of incorporation or by the resolution or resolutions adopted by the Black Knight board designating the rights, powers and preferences of such preferred stock, the provisions of the bylaws may be adopted, amended or repealed if approved by a majority of the Black Knight board then in office or approved by holders of the common stock in accordance with applicable law and the certificate of incorporation.

	Rights of ICE Stockholders	Rights of Black Knight Stockholders
or indirectly by ICE, and if any or all of such boards of directors shall determine that such amendment or repeal must be filed with or filed with and approved by the SEC under Section 19 of the Exchange Act and the rules promulgated thereunder before such amendment or repeal may be effectuated, then such amendment or repeal shall not be effectuated until filed with or filed with and approved by the SEC, as the case may be.

Certain Business Combinations	Section 203 of the DGCL prohibits a Delaware corporation from engaging in a business combination with a stockholder acquiring more than 15% but less than 85% of the corporation’s outstanding voting stock for three years following the time that person becomes an “interested stockholder” (a holder of more than 15% of the corporation’s outstanding shares), unless prior to the date the person becomes an interested stockholder, the board of directors approves either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder or the business combination is approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder or other specified exceptions are met. The DGCL allows a corporation’s certificate of incorporation to contain a provision expressly electing not to be governed by Section 203.

	ICE is governed by Section 203 of the DGCL.	Black Knight is governed by Section 203 of the DGCL.

Stockholder Rights Plan	The DGCL does not include a statutory provision expressly validating stockholder rights plans. However, such plans have generally been upheld by the decisions of courts applying Delaware law.

	ICE does not have a stockholder rights plan currently in effect.	Black Knight does not have a stockholder rights plan currently in effect.

Limitations on Voting and Ownership

The ICE charter provides that for so long as ICE shall directly or indirectly control any Exchange under Section 6 of the Exchange Act, no person, either alone or together with its related persons, shall be entitled to vote or cause the voting of shares of stock of ICE beneficially owned by such person or its related persons, in person or by proxy or through any voting agreement or other arrangement, to the extent that such shares represent in the aggregate more than 10% of the then outstanding votes entitled to be cast on such matter.

None.

Rights of ICE Stockholders	Rights of Black Knight Stockholders

Such voting limitation, shall apply to each person unless and until: (1) such person shall have delivered to the ICE board a notice in writing, not less than forty-five (45) days (or such shorter period as the ICE board shall expressly consent to) prior to any vote, of such person’s intention, either alone or together with its related persons, to vote in excess of the voting limitation; (2) the ICE board shall have resolved to expressly permit such voting; and (3) such resolution shall have been filed with, and approved by, the SEC under Section 19(b) of the Exchange Act and shall have become effective thereunder.

For so long as ICE shall directly or indirectly control any Exchange, no person, either alone or together with its related persons, shall be permitted at any time to own beneficially shares of ICE stock representing in the aggregate more than 20% of the then outstanding votes entitled to be cast on any matter.

Such concentration limitation shall apply to each person unless and until: (1) such person shall have delivered to the ICE board a notice in writing, not less than forty-five (45) days (or such shorter period as the ICE board shall expressly consent to) prior to the acquisition of any shares that would cause such person (either alone or together with its related persons) to exceed the concentration limitation, of such person’s intention to acquire such ownership; (2) the ICE board shall have resolved to expressly permit such ownership; and (3) such resolution shall have been filed with, and approved by, the SEC under Section 19(b) of the Exchange Act and shall have become effective thereunder.

In considering whether to grant a waiver of the voting limitations or the concentration limitations, the ICE board must determine, among other things, that the exercise of such voting rights: (1) will not impair the ability of any

Rights of ICE Stockholders	Rights of Black Knight Stockholders

Exchange to discharge its responsibilities under the Exchange Act and the rules thereunder; (2) will not impair the ability of the any European market subsidiary or similar exchange under European exchange regulations; (3) will not impair the SEC’s ability to enforce the Exchange Act; (4) will not impair any European regulator’s ability to enforce European exchange regulations; and (5) is otherwise in the best interests of ICE, its stockholders and its U.S. and European subsidiaries.

In addition, and among other limitations, the ICE board may not waive the voting limitations or the concentration limitations for: (1) any person, or related person who is disqualified under the Exchange Act, (2) any person, or related person is disqualified by a European regulator in accordance with the European Directive on Markets; (3) any person who is, or has a related person is a member of the New York Stock Exchange LLC or NYSE Market, Inc. or is a ETP Holder of NYSE Arca Equities, Inc. or an OTP Holder or OTP Firm of NYSE Arca, Inc. or any facility of NYSE Arca, Inc., for so long as ICE controls any of the foregoing entities.

The voting limitations do not apply to a solicitation of a revocable proxy by or on behalf of ICE or by any officer or director of ICE acting on behalf of ICE or to a solicitation of a revocable proxy by an ICE stockholder in accordance with Regulation 14A of the Exchange Act. This exception, however, does not apply to certain solicitations by a stockholder pursuant to Rule 14a-2(b)(2) of the Exchange Act, which permits a solicitation made otherwise than on behalf of ICE where the total number of persons solicited is not more than ten (10).

APPRAISAL RIGHTS

Under Delaware law, holders of Black Knight common stock are entitled to dissenters’ rights of appraisal in connection with the merger, provided that such holders meet all of the conditions set forth in Section 262 of the DGCL (which we refer to as Section 262) and certain conditions described herein are met. Pursuant to Section 262, Black Knight stockholders who do not vote in favor of the merger and who comply with the applicable requirements of Section 262 will have the right to seek appraisal of the fair value of such shares as determined by the Court of Chancery if the merger is completed. However, immediately before the merger, Black Knight common stock will be listed on a national exchange. Therefore, pursuant to Section 262(g) of the DGCL, after an appraisal petition has been filed, the Court of Chancery will dismiss appraisal proceedings as to all holders of shares of Black Knight common stock who asserted appraisal rights unless (a) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of Black Knight common stock as measured in accordance with subsection (g) of Section 262 of the DGCL or (b) the value of the merger consideration in respect of such shares exceeds $1 million. Unless the Court of Chancery, in its discretion, determines otherwise for good cause shown, interest on an appraisal award will accrue and compound quarterly from the effective time through the date the judgment is paid at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during such period; provided, however, that at any time before the Court of Chancery enters judgment in the appraisal proceeding, the surviving corporation in the merger may pay to each stockholder entitled to appraisal an amount in cash, in which case any such interest will accrue after the time of such payment only on the amount that equals the sum of (1) the difference, if any, between the amount so paid and the “fair value” of the shares of Black Knight common stock as determined by the Court of Chancery and (2) interest theretofore accrued, unless paid at such time. The surviving corporation is under no obligation to make such voluntary cash payment before such entry of judgment. In addition, it is possible that the fair value as determined by the Court of Chancery may be more or less than, or the same as, the merger consideration. Stockholders should note that investment banking opinions as to the fairness from a financial point of view of the consideration payable in a sale transaction, such as the merger, are not opinions as to, and do not in any manner address, fair value under the DGCL. Black Knight stockholders electing to exercise appraisal rights must comply with the strict procedures set forth in Section 262 in order to demand and perfect their rights. Any Black Knight stockholder wishing to preserve their rights to appraisal must make a demand for appraisal as described below.

The following is intended as a brief summary of the material provisions of Section 262 required to be followed by dissenting Black Knight stockholders wishing to demand and perfect their appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is subject to and qualified in its entirety by reference to Section 262, the full text of which appears in Annex C to this document.

Under Section 262, Black Knight is required to notify stockholders not less than 20 days before the special meeting to vote on the merger that appraisal rights will be available. A copy of Section 262 must be included with that notice. The Black Knight special meeting will be held on September 21, 2022.

This document constitutes Black Knight’s notice to its stockholders of the availability of appraisal rights in connection with the merger under Section 262 of the General Corporation Law of the State of Delaware.

If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 set forth in Annex C to this document and consult your legal advisor. If you fail to timely and properly comply with the requirements of Section 262, your appraisal rights may be lost. To exercise appraisal rights with respect to your shares of Black Knight common stock, you must:

•	NOT vote your shares of Black Knight common stock in favor of the merger agreement;

•	deliver to Black Knight a written demand for appraisal of your shares before the date of the special meeting, as described further below under “—Written Demand and Notice”;

•	continuously hold your shares of Black Knight common stock through the date the merger is consummated;

•

file a petition in the Court of Chancery requesting a determination of the fair value of the shares within 120 days after the effective time of the merger (the surviving corporation is under no obligation to file any petition and has no intention of doing so); and

•	otherwise comply with the procedures set forth in Section 262.

If you sign and return a proxy card, or submit a proxy through the internet, that does not contain voting instructions, you will effectively waive your appraisal rights because such shares represented by the proxy, unless the proxy is revoked, will be voted for the adoption of the merger agreement. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the adoption of the merger agreement or abstain from voting on the adoption of the merger agreement.

Only a holder of record of shares of Black Knight common stock, or a person duly authorized and explicitly purporting to act on that stockholder’s behalf, is entitled to assert appraisal rights for the shares of Black Knight common stock registered in that stockholder’s name. To be effective, a demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as such stockholder’s name appears on their stock certificates, and must state that such person intends thereby to demand appraisal of his or her shares of Black Knight common stock in connection with the merger. Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Black Knight. The beneficial owner must, in such cases, have the registered stockholder submit the required demand in respect of those shares.

If the shares of Black Knight common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the shares of Black Knight common stock are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners.

STOCKHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE OR BANK ACCOUNTS OR OTHER NOMINEE FORMS AND WHO WISH TO EXERCISE APPRAISAL RIGHTS SHOULD CONSULT WITH THEIR BANK, BROKER OR OTHER NOMINEES, AS APPLICABLE, TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE BANK, BROKER OR OTHER NOMINEE TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BANK, BROKER OR OTHER NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS.

Failure to strictly follow the procedures set forth in Section 262 may result in the loss, termination or waiver of appraisal rights. Stockholders who vote in favor of the adoption and approval of the merger agreement will not have a right to have the fair value of their shares of Black Knight common stock determined. However, failure to vote in favor of the merger agreement is not sufficient to perfect appraisal rights. If you desire to exercise your appraisal rights, you must also submit to Black Knight a written demand for payment of the fair value of the Black Knight common stock held by you.

Written Demand and Notice

If a holder of Black Knight common stock wishes to exercise appraisal rights, a written demand for appraisal should be filed with Black Knight before the Black Knight special meeting. The demand notice shall be sufficient if it reasonably informs Black Knight of your identity and that you wish to seek appraisal with respect to your shares of Black Knight common stock. All demands should be delivered to: Black Knight, Attention: General Counsel, 601 Riverside Avenue, Jacksonville, FL 32204.

The surviving corporation, within ten days after the effective date of the merger, will notify each stockholder who has complied with Section 262 and who has not voted in favor of the merger of the merger effective date.

Judicial Appraisal

Within 120 days after the effective date of the merger, the surviving corporation or any stockholder who is entitled to appraisal rights and has otherwise complied with Section 262 may file a petition with the Court of Chancery demanding a determination of the value of the Black Knight common stock held by all such stockholders. The surviving corporation is under no obligation to and has no present intention to file a petition and holders should not assume that the surviving corporation will file a petition or initiate any negotiations with respect to the fair value of Black Knight common stock. Accordingly, it is the obligation of the holders of Black Knight common stock to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262. If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares of Black Knight common stock and with whom agreements as to the value of their shares of Black Knight common stock have not been reached by the surviving corporation. After notice to the surviving corporation and dissenting stockholders who demanded payment of their shares of Black Knight common stock, the Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to the appraisal rights provided thereby. The Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the surviving corporation in the merger and all of the stockholders shown on the written statement described above at the addresses stated therein. Such notice will also be published at least one (1) week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the court. The costs of these notices are borne by the surviving corporation.

The Court of Chancery may require the stockholders who have demanded appraisal for their shares of Black Knight common stock to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

After the Court of Chancery determines the holders of Black Knight common stock entitled to appraisal and that such stockholders satisfy at least one of the ownership thresholds described above, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through this proceeding, the Court of Chancery shall determine the fair value of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, to be paid, if any, upon the amount determined to be “fair value” in an appraisal proceeding. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date and the date of payment of the judgment. However, at any time before the Court of Chancery’s entry of judgment in the proceedings, the surviving corporation in the merger may pay to each Black Knight stockholder entitled to appraisal an amount in cash, which is referred to as a voluntary cash payment, in which case interest will accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid by the surviving corporation in the merger and the fair value of the shares as determined by the Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.

In determining the fair value of the shares the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders who consider seeking appraisal should consider that the fair value of their shares under Section 262 could be more than, the same as, or less than, the value of the consideration provided for in the merger agreement without the exercise of appraisal rights. No representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery. Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. The Court of Chancery may determine the cost of the appraisal proceeding and assess it against the parties as the Court of Chancery deems equitable. Upon application of a dissenting stockholder, the Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares of Black Knight common stock entitled to appraisal. In the absence of a court determination or assessment, each party will bear its own expenses.

Any stockholder who has demanded appraisal in compliance with Section 262 will not, after the effective time, be entitled to vote such stock for any purpose or receive payment of dividends or other distributions, if any, on the Black Knight common stock, except for dividends or distributions, if any, payable to stockholders of record at a date before the merger.

Request for Appraisal Data

If you submit a written demand for appraisal of your shares of Black Knight common stock and otherwise properly perfect your appraisal rights, you may, upon written request mailed to the surviving corporation within 120 days after the effective date of the merger, receive a statement identifying (1) the aggregate number of shares of Black Knight common stock which were not voted in favor of the adoption and approval of the merger agreement and with respect to which Black Knight has received written demands for appraisal; and (2) the aggregate number of holders of such shares. This statement will be given to you within ten days after receiving your written request, or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of shares of such stock may, in such person’s own name, file a petition for appraisal or request the statement of shares not voted in favor of the merger agreement described in this paragraph. If no petition is filed by either the surviving corporation or any dissenting stockholder within the 120-day period after the effective date of the merger, the rights of all dissenting stockholders to appraisal will cease. Stockholders seeking to exercise appraisal rights should not assume that the surviving corporation will file a petition with respect to the appraisal of the fair value of their shares or that the surviving corporation will initiate any negotiations with respect to the fair value of those shares. The surviving corporation will be under no obligation to take any action in this regard and ICE and Black Knight have no present intention to do so. Accordingly, it is the obligation of stockholders who wish to seek appraisal of their shares of Black Knight common stock to initiate all necessary action with respect to the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Failure to file the petition on a timely basis will cause the stockholder’s right to an appraisal to cease.

Withdrawal

Even if you submit a written demand for appraisal of your shares of Black Knight common stock and otherwise properly perfect your appraisal rights, you may withdraw your demand at any time after the effective date of the merger, except that any such attempt to withdraw made more than 60 days after the effective date of the merger will require the written approval of the surviving corporation and, once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any holder absent court approval and such approval may be conditioned upon such terms as the court deems just. The foregoing, however, will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered under the merger agreement within 60 days after the merger effective date. If you withdraw your demand, you will be deemed to have accepted the terms of the merger agreement, which are summarized in this document and which is attached in its entirety as Annex A.

The foregoing summary is not intended to be a complete statement of the procedures for exercising appraisal rights under Section 262 and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached as Annex C to this document. Black Knight urges any stockholder wishing to exercise appraisal rights, if any, to read this summary and Section 262 carefully, and to consult legal counsel before attempting to exercise appraisal rights. Failure to comply strictly with all of the procedures set forth in Section 262 may result in the loss of your statutory appraisal rights.

EXPERTS

The consolidated financial statements of ICE and its subsidiaries appearing in ICE’s Annual Report (Form 10-K) for the year ended December 31, 2021, and the effectiveness of ICE’s internal control over financial reporting as of December 31, 2021, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of ICE’s internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Black Knight as of December 31, 2021 and 2020, and for each of the years in the three-year period ended December 31, 2021, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2021 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL OPINIONS

The validity of the ICE common stock to be issued in connection with the merger will be passed upon for ICE by Shearman & Sterling LLP.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement/prospectus or annual report, as applicable, addressed to those stockholders. As permitted by the Exchange Act, only one copy of this proxy statement/prospectus is being delivered to stockholders residing at the same address, unless such stockholders have notified Black Knight of their desire to receive multiple copies of the proxy statement/prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for Black Knight.

Black Knight will promptly deliver a separate copy of this proxy statement/prospectus to you if you direct your request to Black Knight’s Investor Relations Department at (904) 854-5100. If you want to receive separate copies of a Black Knight proxy statement/prospectus, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, brokerage firm or other nominee, or you may contact Black Knight at the above address and telephone number.

DEADLINES FOR SUBMITTING STOCKHOLDER PROPOSALS

Black Knight

Any stockholder nominations or proposals for business intended to be presented by a stockholder at Black Knight’s 2023 annual meeting of stockholders must be submitted to Black Knight as set forth below.

Stockholder Proposals (Rule 14a-8): To be eligible under Exchange Act Rule 14a-8 for inclusion in the proxy statement for Black Knight’s 2023 annual meeting of stockholders, stockholder proposals must be received at Black Knight’s executive office, 601 Riverside Avenue, Jacksonville, FL 32204, no later than December 29, 2022. However, if the date of Black Knight’s 2023 annual meeting is changed by more than thirty (30) days from June 15, 2023, the one year anniversary of Black Knight’s 2022 annual meeting of stockholders, the deadline for the submission of a stockholder proposal under Rule 14a-8 is a reasonable time before Black Knight begins to print and send its proxy materials. Any stockholder proposal submitted to Black Knight must be in writing and must comply with the requirements of Rule 14a-8.

Other Business Proposals or Nominations: Written notice for any other business or stockholder proposal (including any nomination of a director candidate) to be brought before Black Knight’s 2023 annual meeting of stockholders must be received by Black Knight’s corporate secretary no later than December 29, 2022; provided, however, that if Black Knight’s 2023 annual meeting of stockholders is held more than 30 days before, or 30 days after, June 15, 2023, such notice must be given by no later than the close of business on the tenth (10th) day following the date the meeting is first publicly disclosed. The notice must be submitted in accordance with the Black Knight bylaws and contain the information required by the Black Knight bylaws.

WHERE YOU CAN FIND MORE INFORMATION

Black Knight and ICE file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC, including both Black Knight and ICE, which can be accessed at http://www.sec.gov. In addition, you may obtain free copies of the documents Black Knight files with the SEC by going to Black Knight’s website at www.blackknightinc.com in the “SEC Filings” section or by contacting Black Knight, Inc., 601 Riverside Avenue, Jacksonville, FL 32204, Attention: Investor Relations, Telephone: (904) 854-5100. You may obtain free copies of the documents ICE files with the SEC, including the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, by going to ICE’s website at www.ice.com in the “Investor Relations” section or by contacting Intercontinental Exchange, Inc., 5660 New Northside Drive, Atlanta, GA 30328, Attn: Investor Relations, Telephone: (770) 857-4700. The Internet website addresses of Black Knight and ICE are provided as inactive textual references only. The information provided on the Internet websites of Black Knight and ICE, other than copies of the documents listed below that have been filed with the SEC and specifically incorporated by reference herein, is not part of this proxy statement/prospectus and, therefore, is not incorporated herein by reference.

ICE has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to ICE’s securities to be issued in the merger. This document constitutes the prospectus of ICE filed as part of the registration statement. This document does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection as set forth above.

Statements contained in this proxy statement/prospectus, or in any document incorporated by reference into this proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows Black Knight and ICE to “incorporate by reference” into this proxy statement/prospectus documents Black Knight and ICE file with the SEC including certain information required to be included in the registration statement on Form S-4 filed by ICE to register the shares of ICE common stock that will be issued in the merger, of which this proxy statement/prospectus forms a part. This means that Black Knight and ICE can disclose important information to you by referring you to those documents. The information incorporated by reference into this proxy statement/prospectus is considered to be a part of this proxy statement/prospectus, and later information that Black Knight and ICE file with the SEC will update and supersede that information. Black Knight and ICE incorporate by reference the documents listed below and any documents subsequently filed by them pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and until the date that the offering of ICE common stock is terminated.

Black Knight:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed on February 25, 2022;

•	Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2022, filed on May 9, 2022, and for the quarterly period ended June 30, 2022, filed on August 4, 2022;

•

Definitive Proxy Statement on Schedule 14A for the Annual Meeting of Stockholders on June 15, 2022, filed on April 28, 2022 (solely to the extent incorporated by reference into Part III of Black Knight’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021); and

•

Current Reports on Form 8-K filed on February 15, 2022 (Film No. 22637009), February 15, 2022 (Film No.  22640187) (Items 1.01 and 9.01 only), March  3, 2022, May  4, 2022, May 5, 2022 (Film No.  22897849), May  18, 2022 and June 17, 2022.

ICE:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed on February 3, 2022;

•	Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2022, filed on May 5, 2022, and for the quarterly period ended June 30, 2022, filed on August 4, 2022;

•

Definitive Proxy Statement on Schedule 14A for the Annual Meeting of Stockholders on May 13, 2022, filed on March 25, 2022 (solely to the extent incorporated by reference into Part III of ICE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021);

•

Current Reports on Form 8-K filed on February 22, 2022 (as amended on March 17, 2022), March 4, 2022 (Film No.  22714804) (Items 5.02 and 9.01 only), May  4, 2022, May 5, 2022 (Film No.  22894076), May  6, 2022, May  17, 2022, May  23, 2022, June  1, 2022 and June 13, 2022; and

•

Description of ICE common stock, par value $0.01 per share, which is contained in the Registration Statement on Form S-3ASR (File No. 333-253816), filed on March 3, 2021, under the heading “Description of Securities,” as well as any amendment or report filed for the purpose of updating such description.

Notwithstanding the foregoing, information furnished by Black Knight or ICE on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the Exchange Act will not be deemed to be incorporated by reference into this proxy statement/prospectus.

THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT/PROSPECTUS TO VOTE YOUR SHARES OF BLACK KNIGHT COMMON STOCK AT THE SPECIAL MEETING. NEITHER BLACK KNIGHT NOR ICE HAS AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. NEITHER THE DELIVERY OF THIS DOCUMENT NOR ANY DISTRIBUTION OF SECURITIES PURSUANT TO THIS DOCUMENT SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH OR INCORPORATED INTO THIS DOCUMENT BY REFERENCE OR IN ICE’S OR BLACK KNIGHT’S AFFAIRS SINCE THE DATE OF THIS DOCUMENT.

Annex A

AGREEMENT AND PLAN OF MERGER

dated as of May 4, 2022,

among

INTERCONTINENTAL EXCHANGE, INC.,

SAND MERGER SUB CORPORATION

and

BLACK KNIGHT, INC.

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of May 4, 2022, among Intercontinental Exchange, Inc., a Delaware corporation (“Parent”), Sand Merger Sub Corporation, a Delaware corporation and a Subsidiary of Parent (“Sub”), and Black Knight, Inc., a Delaware corporation (the “Company”).

WHEREAS, the Board of Directors of each of the Company and Sub has unanimously approved and declared advisable, and the Board of Directors of Parent has unanimously approved, this Agreement and the merger of Sub with and into the Company, with the Company surviving the merger as a Subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of Parent has unanimously adopted resolutions approving this Agreement, the Merger, the other Merger Transactions and the Parent Share Issuance;

WHEREAS, the Board of Directors of the Company has resolved to recommend that the stockholders of the Company adopt this Agreement, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

WHEREAS, Parent, Sub and the Company intend, for U.S. federal income tax purposes, the receipt of the Merger Consideration in exchange for shares of Company Common Stock pursuant to the Merger to be a fully taxable transaction to the holders of shares of Company Common Stock.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and subject to the conditions set forth herein, the parties hereto agree as follows:

ARTICLE I

The Merger

SECTION 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Sub shall be merged with and into the Company at the Effective Time. Following the Effective Time, the separate corporate existence of Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”).

SECTION 1.02. Closing. The closing of the Merger (the “Closing”) will take place by electronic exchange of documents at 8:00 a.m., New York City time, on the fifth (5th) Business Day after satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), unless another time, date or place is agreed to in writing by Parent and the Company; provided that, notwithstanding the foregoing, in no event shall the Closing take place prior to the date that is forty-five (45) days after the date of this Agreement without the prior written consent of Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

SECTION 1.03. Effective Time. Subject to the provisions of this Agreement, on the Closing Date, Parent, Sub and the Company shall file a certificate of merger (the “Certificate of Merger”) in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL and shall make all other filings and recordings required under the DGCL. The Merger shall become effective at such date and time as the Certificate of Merger is filed with the Secretary of State of the State of Delaware in accordance with the

DGCL or at such subsequent date and time as Parent and the Company shall agree and specify in the Certificate of Merger. The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time.”

SECTION 1.04. Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the DGCL.

SECTION 1.05. Certificate of Incorporation and Bylaws. The certificate of incorporation and bylaws of the Surviving Corporation shall be amended at the Effective Time to be the certificate of incorporation and bylaws, respectively, of Sub as in effect immediately prior to the Effective Time (except (a) as to the name of the Surviving Corporation, which shall be “Black Knight, Inc.”, (b) the provisions of the certificate of incorporation relating to the incorporator of Sub shall be omitted, and (c) changes necessary so that the certificate of incorporation and bylaws shall be in compliance with Section 5.05(a) shall have been made) until thereafter changed or amended as provided therein or by applicable Law.

SECTION 1.06. Directors. The directors of Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

SECTION 1.07. Officers. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

ARTICLE II

Effect of the Merger on the Capital Stock of the

Constituent Corporations; Exchange Fund;

Company Equity Awards

SECTION 2.01. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Sub or the holder of any shares of Company Common Stock or any shares of capital stock of Parent or Sub:

(a) Capital Stock of Sub. Each share of capital stock of Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of common stock, par value $0.0001 per share, of the Company (“Company Common Stock”) that is, immediately prior to the Effective Time, owned by the Company, as treasury stock, by any of the Company’s Subsidiaries (for the avoidance of doubt, other than shares of Company Common Stock with respect to the Company ESPP), by Parent or by any of Parent’s Subsidiaries (including Sub) (collectively, the “Excluded Shares”), shall automatically be canceled, shall no longer be outstanding and shall cease to exist, and no consideration shall be delivered in exchange therefor or in respect thereof.

(c) Conversion of Company Common Stock.

(i) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including all Company Restricted Stock Awards covered by Section 2.03(a)(i) and shares underlying all Company RSU Awards, but excluding Excluded Shares and, except as provided in Section 2.01(d), the Appraisal Shares) shall be converted into the right, at the election of such share’s holder pursuant to the procedures set forth in Section 2.01(g) and subject to Section 2.01(f), to receive any of the following forms of consideration (the “Merger Consideration”):

(A) for each share of Company Common Stock with respect to which a Stock Election has been validly made and not revoked pursuant to Section 2.01(g) (collectively, the “Stock Election Shares”), a number of validly issued, fully paid and nonassessable shares of common stock, par value $0.01 per share, of Parent (the “Parent Common Stock”) as is equal to the Exchange Ratio (the “Per Share Stock Consideration”);

(B) for each share of Company Common Stock with respect to which a Cash Election has been validly made and not revoked pursuant to Section 2.01(g) (collectively, the “Cash Election Shares”), an amount in cash equal to the Per Share Cash Consideration; and

(C) for each share of Company Common Stock other than shares as to which a Cash Election or a Stock Election has been validly made and not revoked pursuant to Section 2.01(g) (collectively, the “Non-Election Shares”), such Per Share Stock Consideration or Per Share Cash Consideration as is determined in accordance with Section 2.01(f).

(D) As used herein:

(1) “Cash Component” shall mean $10,505,000,000.

(2) “Exchange Ratio” shall mean the quotient, rounded to the nearest one ten thousandth, of (x) the Per Share Cash Consideration divided by (y) the Average Parent Stock Price.

(3) “Per Share Cash Consideration” shall mean the sum, rounded to the nearest one tenth of a cent, of (x) $68.00 plus (y) the product, rounded to the nearest one tenth of a cent, of the Share Ratio multiplied by the Average Parent Stock Price.

(4) “Share Ratio” shall mean 0.1440.

(ii) At the Effective Time, all such shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article II shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (or evidence of shares of Company Common Stock in book-entry form (each, a “Book Entry Share”)) that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be issued or paid in accordance with Section 2.02 and any declared dividends on the Company Common Stock with a record date prior to the Effective Time that remain unpaid at the Effective Time and that are due to such holder, any dividends or other distributions payable pursuant to Section 2.02(j) and cash in lieu of any fractional shares payable pursuant to Section 2.02(i), without interest, in each case to be issued or paid in consideration therefor in accordance with Section 2.02(b).

(d) Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such shares (the “Appraisal Shares”) pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (“Section 262”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.01(c), but instead such holder shall be entitled to payment of the fair value of such shares in accordance with the provisions of Section 262. At the Effective Time, the Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Appraisal Shares in accordance with the provisions of Section 262. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262, then each such Appraisal Share shall thereupon be deemed to be Non-Election Shares for all purposes of this Agreement, unless such holder of

Appraisal Shares shall thereafter otherwise make a timely Election under this Agreement. If any holder of Appraisal Shares shall have so failed to perfect or has effectively withdrawn or lost such holder’s right to dissent from the adoption of this Agreement after the Election Deadline, each of such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive the Merger Consideration and shall be treated as Non-Election Shares. The Company shall give prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to the DGCL received by the Company, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do or commit to do any of the foregoing.

(e) Adjustments to Exchange Ratio. The Merger Consideration (including the Exchange Ratio and the Share Ratio and any similarly dependent item) shall be equitably adjusted to reflect proportionately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities of a Subsidiary of Parent or the Company or of securities convertible into Parent Common Stock or Company Common Stock), cash dividends not permitted by Section 4.01(b)(i), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Parent Common Stock or Company Common Stock with a record date occurring on or after the date hereof and prior to the Effective Time (an “Adjustment Event”); provided, that nothing in this Section 2.01(e) shall be construed to permit any party hereto to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(f) Proration.

(i) Notwithstanding any other provision contained in this Agreement, the total number of shares of Company Common Stock to be converted at the Effective Time into the right to receive the Per Share Cash Consideration pursuant to Section 2.01(c) (which, for this purpose, shall be deemed to include the Appraisal Shares determined as of the Effective Time) (the “Cash Conversion Number”) shall be equal to the quotient (rounded down to the nearest whole share) of (A) the Cash Component divided by (B) the Per Share Cash Consideration. All other shares of Company Common Stock (other than Excluded Shares and Appraisal Shares) shall be converted at the Effective Time into the right to receive the Per Share Stock Consideration.

(ii) Within three (3) Business Days after the Effective Time, Parent shall cause the Exchange Agent to effect the allocation among the holders of shares of Company Common Stock of the rights to receive the Per Share Cash Consideration and the Per Share Stock Consideration as follows:

(A) if the aggregate number of shares of Company Common Stock with respect to which Cash Elections shall have been made (which, for this purpose, shall be deemed to include the Appraisal Shares determined as of the Effective Time) (the “Total Cash Election Number”) exceeds or equals the Cash Conversion Number, then (1) all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Per Share Stock Consideration, and (2) Cash Election Shares of each holder thereof shall be converted into the right to receive the Per Share Cash Consideration in respect of that number of Cash Election Shares equal to the product of (x) the number of Cash Election Shares held by such holder multiplied by (y) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Total Cash Election Number (with the Exchange Agent to determine, consistent with Section 2.01(f)(i), whether fractions of Cash Election Shares shall be rounded up or down), with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Per Share Stock Consideration; and

(B) if the Total Cash Election Number is less than the Cash Conversion Number (the amount by which the Cash Conversion Number exceeds the Total Cash Election Number being referred to herein as the “Shortfall Number”), then all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration, and the Stock Election Shares and Non-Election Shares shall be treated in the following manner:

(1) if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Stock Election Shares shall be converted into the right to receive the Per Share Stock Consideration, and the Non-Election Shares of each holder thereof shall be converted into the right to receive the Per Share Cash Consideration in respect of that number of Non-Election Shares equal to the product of (x) the number of Non-Election Shares held by such holder multiplied by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares (with the Exchange Agent to determine, consistent with Section 2.01(f)(i), whether fractions of Non-Election Shares shall be rounded up or down), with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Per Share Stock Consideration; or

(2) if the Shortfall Number exceeds the number of Non-Election Shares, then (x) all Non-Election Shares shall be converted into the right to receive the Per Share Cash Consideration and (y) the Stock Election Shares of each holder thereof shall be converted into the right to receive the Per Share Cash Consideration in respect of that number of Stock Election Shares equal to the product of (x) the number of Stock Election Shares held by such holder multiplied by (y) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares, and the denominator of which is the total number of Stock Election Shares (with the Exchange Agent to determine, consistent with Section 2.01(f)(i), whether fractions of Stock Election Shares shall be rounded up or down), with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Per Share Stock Consideration.

(g) Election Procedures.

(i) Election. Each person who is a holder of a share of Company Common Stock (or the beneficial owner through appropriate and customary documentation and instructions) on the Election Form Record Date shall have the right to submit an Election Form (an “Election”) specifying (A) the number of shares of Company Common Stock, if any, held by such person that such person desires to have converted into the right to receive the Per Share Stock Consideration (a “Stock Election”) and (B) the number of shares of Company Common Stock, if any, held by such person that such person desires to have converted into the right to receive the Per Share Cash Consideration (a “Cash Election”). Holders of record of Company Common Stock who hold such Company Common Stock as nominees, trustees or in other representative capacities may submit a separate Election Form on or before the Election Deadline with respect to each beneficial owner for whom such nominee, trustee or representative holds such Company Common Stock. Parent shall prepare and direct the Exchange Agent to mail an election form (in form and substance reasonably satisfactory to the Company) (the “Election Form”), which shall be mailed thirty (30) days prior to the anticipated Closing Date or on such other date as the Company and Parent shall mutually agree (the “Mailing Date”) to each holder of record of Company Common Stock as of the close of business on the fifth (5th) Business Day prior to the Mailing Date (the “Election Form Record Date”). The Election Form shall be used by each holder of shares of Company Common Stock (or the beneficial owner through appropriate and customary documentation and instructions) who wishes to make an Election. The Election Form shall include (1) a form of letter of transmittal (which shall (x) specify that delivery shall be effected, and risk of loss and title to the Certificates or Book Entry Shares held by such person shall pass, only upon proper delivery of the Certificates or proper surrender of the Book Entry Shares, as applicable, to the Exchange Agent and (y) be in customary form and contain such other provisions as Parent, the Company and the Exchange Agent shall reasonably agree upon prior to the Election Form Record Date), and (2) instructions for use in effecting the surrender of Certificates or Book Entry Shares in exchange for the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(j) and any cash in lieu of fractional Parent Common Stock payable pursuant to Section 2.02(i).

(ii) New Holders. Parent shall direct the Exchange Agent to promptly make available one or more Election Forms as may reasonably be requested from time to time by all persons who become holders (or beneficial owners) of shares of Company Common Stock between the Election Form Record Date and the Election Deadline, and the Company and Parent shall use commercially reasonable efforts to provide the Exchange Agent with all information reasonably necessary for it to perform its duties as specified herein.

(iii) Revocations; Exchange Agent. An Election shall have been properly made only if the Exchange Agent shall have received at its designated office, by the Election Deadline, an Election Form properly completed and signed and accompanied by Certificates (unless such shares of Company Common Stock are Book Entry Shares, in which case the holders shall follow the instructions set forth in the Election Form) to which such Election Form relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company (or an appropriate affidavit attesting to the loss, theft, misplacement or destruction, as applicable, of such Certificates and a bond of indemnity, in each case in form reasonably acceptable to the Exchange Agent and Parent or by an appropriate guarantee of delivery of such Certificates as set forth in such Election Form; provided, that such Certificates are in fact delivered to the Exchange Agent within five (5) Business Days after the date of execution of such guarantee of delivery). Any holder of shares of Company Common Stock may (A) change such holder’s Election by written notice received by the Exchange Agent prior to the Election Deadline, accompanied by a properly completed and signed revised Election Form, or (B) revoke such holder’s Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of such holder’s Certificates, or of the guarantee of delivery of such Certificates, previously deposited with the Exchange Agent. All Election Forms shall automatically be revoked if the Exchange Agent is notified in writing by the Company and Parent that the Merger has been abandoned and that this Agreement has been terminated. If an Election Form is revoked, the Certificate(s) (or guarantees of delivery, as appropriate), if any, for the shares of Company Common Stock to which such Election Form relates shall be promptly returned to the holder of shares of Company Common Stock submitting the same to the Exchange Agent. As used herein, unless otherwise agreed in advance by Parent and the Company, the “Election Deadline” means 5:00 p.m., New York City time, on a date prior to the Closing Date that Parent and the Company shall agree is as near as practicable to two (2) Business Days preceding the Closing Date. The Company and Parent shall cooperate to issue a joint press release reasonably satisfactory to each of them announcing the Election Deadline not more than fifteen (15) Business Days before, and at least five (5) Business Days prior to, the Election Deadline.

(iv) Determination of Exchange Agent Binding. Subject to the provisions of the Exchange Agency Agreement, the determination of the Exchange Agent shall be binding as to whether an Election shall have been properly made or revoked pursuant to this Section 2.01(g) with respect to shares of Company Common Stock and when Elections and revocations were received by it. Subject to the provisions of the Exchange Agency Agreement, if the Exchange Agent determines that any Election was not properly made with respect to any shares of Company Common Stock, such shares of Company Common Stock shall be treated by the Exchange Agent as Non-Election Shares. Subject to the provisions of the Exchange Agency Agreement, the Exchange Agent also shall make all computations as to the allocation and the proration contemplated by Section 2.01(f), and any such computation shall be conclusive and binding on Parent and the holders of shares of Company Common Stock.

SECTION 2.02. Exchange Procedures and Exchange Fund.

(a) Exchange Agent. Prior to the Closing Date, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration in accordance with this Article II and, in connection therewith, shall enter into an agreement with the Exchange Agent in a form reasonably acceptable to the Company (the “Exchange Agency Agreement”). At or prior to the Effective Time, Parent shall deposit, or shall cause Sub to deposit, with the Exchange Agent (i) book-entry shares representing the number of shares of Parent Common Stock sufficient to pay the aggregate Per Share Stock Consideration pursuant to Section 2.01(c), (ii) cash in an amount sufficient to pay the aggregate

Per Share Cash Consideration pursuant to Section 2.01(c) and (iii) cash in an amount sufficient to make all requisite payments of cash in lieu of fractional shares pursuant to Section 2.02(i). In addition, Parent shall deposit with the Exchange Agent, as necessary from time to time on or after the Effective Time, an amount in cash sufficient to pay any dividends or other distributions payable pursuant to Section 2.01(c) and/or Section 2.02(j). The shares of Parent Common Stock and cash deposited with the Exchange Agent are referred to in this Agreement as the “Exchange Fund.”

(b) Exchange Procedures. As promptly as practicable after the Effective Time, but in any event within two (2) Business Days thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate or one or more Book Entry Shares (other than those holders who have properly completed and submitted, and have not revoked, Election Forms pursuant to Section 2.01(g), which Election Forms shall include a letter of transmittal consistent with this Section 2.02(b)), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book Entry Shares shall pass, only upon proper delivery of the Certificates or surrender of the Book Entry Shares, as applicable, to the Exchange Agent and which shall otherwise be in customary form (including customary provisions with respect to delivery of an “agent’s message” with respect to Book Entry Shares)) and (ii) instructions for use in effecting the surrender of the Certificates or Book Entry Shares in exchange for the Merger Consideration. Each holder of record of a Certificate or Book Entry Share shall, upon surrender to the Exchange Agent of such Certificate or Book Entry Share, together with such letter of transmittal, duly executed, and such other customary documents as may reasonably be required by the Exchange Agent, and after completion of the proration procedures set forth in Section 2.01(f), be entitled to receive in exchange therefor, as applicable, cash in the amount equal to the aggregate Per Share Cash Consideration that such holder has the right to receive pursuant to Section 2.01(c) and this Article II, book-entry shares representing the aggregate Per Share Stock Consideration that such holder has the right to receive pursuant to Section 2.01(c) and this Article II, cash in lieu of any fractional shares of Parent Common Stock such holder is entitled to receive pursuant to Section 2.02(i) and any dividends or other distributions such holder is entitled to receive pursuant to Section 2.01(c) and/or Section 2.02(j), and the Certificate or Book Entry Share so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any fiduciary or surety bonds and any transfer or other similar taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Parent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02(b), each Certificate or Book Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender, as applicable, cash in the amount equal to the aggregate Per Share Cash Consideration that such holder has the right to receive pursuant to Section 2.01(c) and this Article II, book-entry shares representing the aggregate Per Share Stock Consideration that such holder has the right to receive pursuant to Section 2.01(c) and this Article II, cash in lieu of any fractional shares of Parent Common Stock such holder is entitled to receive pursuant to Section 2.02(i) and any dividends or other distributions such holder is entitled to receive pursuant to Section 2.01(c) and/or Section 2.02(j). No interest shall be paid or will accrue on any cash payable to holders of Certificates or Book Entry Shares pursuant to the provisions of this Article II.

(c) No Further Ownership Rights in Company Common Stock. The Merger Consideration, any dividends or other distributions payable pursuant to Section 2.01(c) and/or Section 2.02(j) and cash in lieu of any fractional shares payable pursuant to Section 2.02(i) paid upon the surrender of Certificates or Book Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates or Book Entry Shares, as applicable. At the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or Book Entry Share is presented to the

Surviving Corporation for transfer, it shall be canceled against delivery of the Merger Consideration (and any dividends or other distributions payable with respect thereto pursuant to Section 2.01(c) and/or Section 2.02(j) and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 2.02(i)) to the holder thereof as provided in this Article II.

(d) Termination of the Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Company Common Stock for twelve (12) months after the Effective Time shall be delivered to Parent, upon demand, and any holders of Company Common Stock who have not theretofore complied with this Article II shall thereafter look only to Parent and the Surviving Corporation for, and Parent and the Surviving Corporation shall remain liable for, payment of their claims for the Merger Consideration (and any dividends or other distributions payable with respect thereto pursuant to Section 2.01(c) and/or Section 2.02(j) and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 2.02(i)) pursuant to the provisions of this Article II.

(e) No Liability. None of Parent, Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any shares of Parent Common Stock, cash, dividends or other distributions from the Exchange Fund delivered to a public official in compliance with any applicable state, Federal or other abandoned property, escheat or similar Law. If any Certificate or Book Entry Share shall not have been surrendered prior to the date on which the related Merger Consideration (and any dividends or other distributions payable with respect thereto pursuant to Section 2.01(c) and/or Section 2.02(j) and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 2.02(i)) would escheat to or become the property of any Governmental Entity, any such Merger Consideration (and any dividends or other distributions payable with respect thereto pursuant to Section 2.01(c) and/or Section 2.02(j) and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 2.02(i)) shall, to the extent permitted by applicable Law, immediately prior to such time become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.

(f) Investment of Exchange Fund. The Exchange Agent shall invest the cash in the Exchange Fund as directed by Parent; provided, however, that, unless otherwise agreed in the Exchange Agency Agreement, such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available) and, in any such case, no instrument or investment shall have a maturity exceeding three (3) months. Any interest and other income resulting from such investments shall be paid solely to Parent. To the extent there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall or shall cause Sub to promptly replace or restore the cash in the Exchange Fund so that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to fully satisfy such cash payment obligations. Nothing contained herein and no investment losses resulting from investment of the Exchange Fund shall diminish the rights of any holder of Certificates or Book Entry Shares to receive the Merger Consideration as provided herein.

(g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond or surety in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration and any dividends or other distributions payable with respect thereto pursuant to Section 2.01(c) and/or Section 2.02(j) and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 2.02(i).

(h) Withholding Rights. Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock or any holder of a Company Restricted Stock Award or Company RSU Award or any participant in the Company ESPP, such amounts as Parent, the Surviving Corporation or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign tax Law. For the avoidance of doubt, withholding with respect to the total amount of consideration paid hereunder may be made (x) from the aggregate Per Share Cash Consideration or (y) in part from the aggregate Per Share Cash Consideration and in part from the aggregate Per Share Stock Consideration (valuing the Parent Common Stock based on the Average Parent Stock Price); provided, however, that to the extent withholding is made in part from the aggregate Per Share Cash Consideration and in part from the aggregate Per Share Stock Consideration, the withholding shall be made ratably from the aggregate Per Share Cash Consideration and the aggregate Per Share Stock Consideration, except as required by applicable Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity by Parent, the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

(i) No Fractional Shares. No certificates or scrip representing fractional shares or book-entry credit of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or upon the conversion of Book Entry Shares, no dividends or other distributions of Parent shall relate to such fractional share interests and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of Parent. Each holder of shares of Company Common Stock who otherwise would have been entitled to a fraction of a share of shares of Parent Common Stock shall receive in lieu thereof cash (rounded to the nearest cent) equal to the product obtained by multiplying (A) the fractional share interest to which such holder (after taking into account all shares of Company Common Stock formerly represented by all Certificates surrendered by such holder and all Book Entry Shares formerly held by such holder that are converted) would otherwise be entitled by (B) the Average Parent Stock Price. The parties hereto acknowledge that payment of the cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares.

(j) Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book Entry Share with respect to the shares of Parent Common Stock that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 2.02(i), in each case until the holder of such Certificate or Book Entry Share shall have surrendered such Certificate or Book Entry Share in accordance with this Article II. Following the surrender of any Certificate or Book Entry Share, there shall be paid to the holder of the Certificate or Book Entry Share representing shares of Parent Common Stock issued in exchange therefor, without interest, (A) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(i) and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

SECTION 2.03. Company Equity Awards and Company ESPP.

(a) As soon as reasonably practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering the Company Stock Plan or the Company ESPP) shall adopt such resolutions as may be required to provide that:

(i) immediately prior to the Effective Time, each award in respect of a share of Company Common Stock that is subject to vesting, repurchase or other lapse restriction (a “Company Restricted Stock Award”)

granted pursuant to the Company’s Amended and Restated 2015 Omnibus Incentive Plan (the “Company Stock Plan” ) that is then outstanding and was granted (A) prior to the date of this Agreement and granted under a form of award that provides for full accelerated vesting upon a change of control (or term of similar import) of the Company and not contingent on any other event pursuant to its current terms or (B) to a non-employee member of the Board of Directors of the Company shall, automatically and without any required action on the part of the holder thereof, accelerate and vest in full and become free of restrictions as of the Effective Time and be deemed settled for a number of shares of Company Common Stock equal to the number of shares of Company Common Stock underlying such Company Restricted Stock Award (with, in the case of any such Company Restricted Stock Award that is subject to performance-based vesting, each applicable “Performance Restriction” deemed satisfied) less the number of shares (rounded to the nearest whole number of shares) with a value equal to the applicable tax withholding. At the Effective Time, such vested and settled Company Restricted Stock Awards shall be canceled and converted into the right to receive the Merger Consideration (the “Company Restricted Stock Award Consideration”) in accordance with Section 2.01(c) through Section 2.01(g). For the avoidance of doubt, the Company Restricted Stock Award Consideration shall be paid out of the Exchange Fund in accordance with Section 2.02, without interest, and any dividends accrued pursuant to the terms of any Company Restricted Stock Award that is outstanding immediately prior to the Effective Time and that are unpaid as of the Effective Time shall be paid in cash, without interest, by the Company to the holder thereof as promptly as practicable following, but in no event later than ten (10) Business Days after, the Effective Time in accordance with the Company’s payroll procedures;

(ii) at the Effective Time, each Company Restricted Stock Award granted pursuant to the Company Stock Plan that is then outstanding and that is not covered by Section 2.03(a)(i) shall, automatically and without any required action on the part of the holder thereof, be assumed and converted into a restricted share of Parent Common Stock (a “Converted Restricted Stock Award”) with the same terms and conditions as were applicable to such Company Restricted Stock Award immediately prior to the Effective Time (except that, in the case of any such Company Restricted Stock Award that is subject to performance-based vesting, each applicable “Performance Restriction” shall be deemed satisfied and such award will become a time-based award) and relating to the number of shares of Parent Common Stock equal to the product of (x) a number of shares of Company Common Stock subject to such Company Restricted Stock Award immediately prior to the Effective Time and (y) the Exchange Ratio, with any fractional shares rounded to the nearest whole share of Parent Common Stock; and

(iii) immediately prior to the Effective Time, each time-based restricted stock unit award in respect of a share of Company Common Stock (a “Company RSU Award”) granted under the Company Stock Plan that is then outstanding shall, automatically and without any required action on the part of the holder thereof, accelerate and vest in full and be deemed settled for a number of shares of Company Common Stock equal to the number of shares of Company Common Stock underlying such Company RSU Award. At the Effective Time, such shares of Company Common Stock that are deemed issued shall be canceled and converted into the right to receive the Merger Consideration (the “Company RSU Award Consideration”) in accordance with Section 2.01(c) through Section 2.01(g). For the avoidance of doubt, the Company RSU Award Consideration shall be paid out of the Exchange Fund in accordance with Section 2.02, without interest, and, any dividend equivalents accrued pursuant to the terms of any Company RSU Award that is outstanding immediately prior to the Effective Time and that are unpaid as of the Effective Time shall be paid in cash, without interest, by the Company to the holder thereof as promptly as practicable following, but in no event later than ten (10) Business Days after, the Effective Time in accordance with the Company’s payroll procedures.

(b) With respect to the Company’s Employee Stock Purchase Plan, as amended and restated as of December 5, 2019 (the “Company ESPP”): (i) each participant’s accumulated Participant Contributions (as such term is defined in the Company ESPP) shall be used to purchase shares of Company Common Stock no later than immediately prior to the Effective Time in accordance with the terms of the Company ESPP; provided, that any Participant Contributions to a participant’s Account as of immediately prior to the Effective Time that are insufficient to purchase one whole share of Company Common Stock immediately prior to the Effective Time shall be distributed in cash to such participant as promptly as practicable following, but in no event later than ten (10) Business Days after, the Effective Time, (ii) the shares of Company Common Stock purchased thereunder shall be canceled at the Effective Time and converted into the right to receive the Merger Consideration pursuant to Section 2.01(c) (which shall be paid out of the Exchange Fund in accordance with Section 2.02, without interest), and (iii) all Matching Credits (as such term is defined in the Company ESPP) that would be allocated to each participant’s Account (as such term is defined in the Company ESPP) assuming that the participant remained an Eligible Person (as such term is defined in the Company ESPP) through each Matching Date (as such term is defined in the Company ESPP), without regard to the occurrence of the annual anniversary of each applicable Quarter End (as such term is defined in the Company ESPP), for all Participant Contributions (as such term is defined in the Company ESPP) prior to the Effective Time, and disregarding the Holding Period Requirement (as such term is defined in the Company ESPP) and any other applicable restrictions or limitations, shall be credited (or deemed credited) on an accelerated basis immediately prior to the Closing Date and distributed in cash to such participant as promptly as practicable following, but in no event later than ten (10) Business Days after, the Effective Time. The Company shall cause the Company ESPP to terminate as of the Effective Time.

(c) Promptly following the Effective Time, Parent shall file a post-effective amendment to the Form S-4 or an effective registration statement on Form S-8 (or any successor form or other appropriate form) with respect to the shares of Parent Common Stock subject to the Converted Restricted Stock Awards, as required. Parent shall use commercially reasonable efforts to maintain the effectiveness of such registration statement or statements for so long as such Converted Restricted Stock Awards remain outstanding.

ARTICLE III

Representations and Warranties

SECTION 3.01. Representations and Warranties of the Company. Except (i) as disclosed in any report, schedule, form, statement or other document filed with, or furnished to, the Securities and Exchange Commission (the “SEC”) since January 1, 2021 by the Company and publicly available prior to the date of this Agreement (collectively, the “Company Filed SEC Documents”) (excluding any risk factor disclosures and other cautionary or forward-looking statements, in each case that are not statements of historical fact) or (ii) as set forth in the Company Disclosure Letter (it being understood that any information set forth in one Section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify the Section or subsection of this Agreement to which it corresponds in number and each other Section or subsection of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that such information is relevant to such other Section or subsection), the Company represents and warrants to Parent and Sub as follows:

(a) Organization, Standing and Corporate Power. Each of the Company and its Subsidiaries is duly organized and validly existing under the Laws of its jurisdiction of organization and has all requisite corporate, company or partnership power and authority to carry on its business as presently conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has made available to Parent prior to the execution of this Agreement a true and complete copy of the Second Amended and Restated Certificate of Incorporation of the Company (the “Company Certificate of Incorporation”) and the Amended and Restated Bylaws of the Company (the “Company Bylaws”) and the comparable organizational documents of each of its Subsidiaries, in each case as in effect on the date of this Agreement.

(b) Subsidiaries. Section 3.01(b) of the Company Disclosure Letter lists, as of the date of this Agreement, (i) each Subsidiary of the Company, (ii) each other person in which the Company owns, directly or indirectly, any equity interest and (iii) the type, amount and percentage outstanding of each equity security so owned and the jurisdiction of organization thereof. All of (x) the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company and (y) to the Knowledge of the Company, the outstanding shares of capital stock, or other equity interests, in any other person owned, directly or indirectly, by the Company have, in all cases, been validly issued and are fully paid and nonassessable, and are owned, directly or indirectly, by the Company free and clear of all pledges, liens, charges, mortgages, encumbrances, adverse claims and interests, or security interests of any kind or nature whatsoever (collectively, “Liens”), other than Permitted Liens. Except for its interests in its Subsidiaries and as otherwise set forth on Section 3.01(b) of the Company Disclosure Letter, the Company does not own, directly or indirectly, any capital stock of, or other equity interests in, any person.

(c) Capital Structure. The authorized capital stock of the Company consists of 550,000,000 shares of Company Common Stock and 25,000,000 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Stock”). At the close of business on April 29, 2022, (i) (A) 155,966,301 shares of Company Common Stock were issued and outstanding (which number includes 1,489,909 Company Restricted Stock Awards) and (B) 4,074,297 shares of Company Common Stock were held by the Company in its treasury, (ii) 8,048 shares of Company Common Stock were subject to outstanding Company RSU Awards, and (iii) no shares of Company Preferred Stock were issued or outstanding or held by the Company in its treasury. Except as set forth above, at the close of business on April 29, 2022, no shares of capital stock or other voting securities of the Company were issued or outstanding. Since April 29, 2022 to the date of this Agreement, (x) there have been no issuances by the Company of shares of capital stock or other voting securities of the Company, other than shares issued in respect of the Company ESPP or pursuant to the vesting and settlement of Company equity awards, in each case in the ordinary course of business, and (y) there have been no issuances by the Company of options, warrants, other rights to acquire shares of capital stock of the Company or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Company Common Stock, except for rights pursuant to the Company ESPP. All outstanding shares of Company Common Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote (“Voting Company Debt”). Except for any obligations pursuant to this Agreement and the Company ESPP or as otherwise set forth above, as of April 29, 2022, there are no options, warrants, rights, convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound (1) obligating the Company or any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exchangeable for any capital stock of or other equity interest in, the Company or of any of its Subsidiaries or any Voting Company Debt, (2) obligating the Company or any such Subsidiary to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking or (3) that give any person the right to receive any economic interest of a nature accruing to the holders of Company Common Stock or otherwise based on the performance or value of shares of capital stock of the Company or any of its Subsidiaries. As of the date of this Agreement, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or options, warrants or other rights to acquire shares of capital stock of the Company or any such Subsidiary, other than as described above pursuant to the Company Stock Plan.

(d) Authority; Noncontravention.

(i) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Merger Transactions, subject, in the case of the Merger, to receipt of the Company Stockholder Approval. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to receipt of the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The Board of Directors of the Company duly, validly and unanimously adopted resolutions (A) approving and declaring advisable this Agreement, the Merger and the other Merger Transactions, (B) declaring that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and consummate the Merger and the other Merger Transactions on the terms and subject to the conditions set forth herein, (C) directing that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company and (D) recommending that the stockholders of the Company adopt this Agreement (the “Company Recommendation”), which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way.

(ii) The execution and delivery by the Company of this Agreement do not, and the consummation of the Merger and the other Transactions and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under (other than any such Lien created in connection with the Debt Financing or otherwise from any action taken by Parent or Sub or any of their respective Affiliates), any provision of (A) the Company Certificate of Incorporation, the Company Bylaws or the comparable organizational documents of any of its Subsidiaries or (B) subject to the filings and other matters referred to in the immediately following sentence, (1) any contract, license, lease, sublease, indenture, note, bond mortgage or other legally binding agreement, instrument or obligation, whether written or unwritten, that is in force and effect (a “Contract”) to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound, or (2) any statute, law, ordinance, rule, regulation, common law, code, injunction, order, judgment, ruling, decree, writ, governmental guideline or interpretation having the force of law or permit or regulation of any Governmental Entity (collectively, “Law”), in each case applicable to the Company or any of its Subsidiaries or their respective properties or assets, other than, in the case of clause (B) above, any such conflicts, violations, defaults, rights, losses or Liens that would not, individually or in the aggregate, reasonably be expected to (x) have a Material Adverse Effect or (y) prevent or materially impair or delay the ability of the Company to consummate the Merger or the other Transactions. No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Federal, state, local or foreign government, any court of competent jurisdiction, any administrative, regulatory (including any stock exchange) or other governmental agency, commission, branch or authority or other governmental entity or body (each, a “Governmental Entity”) is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Merger or the other Transactions, except for (I) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (II) the filing with the SEC of (x) the Proxy Statement and the Form S-4 and (y) such reports under the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement and the Transactions, (III) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (IV) any filings required under the rules and regulations of the New York Stock Exchange, (V) any filings required by and receipt of any applicable consents or approvals from any Governmental Entity set forth on Section 3.01(d)(ii) of the Company Disclosure Letter and (VI) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices, the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to (x) have a Material Adverse Effect or (y) prevent or materially impair or delay the ability of the Company to consummate the Merger or the other Transactions.

(e) SEC Documents; Financial Statements.

(i) The Company has timely filed with or furnished to the SEC all reports, schedules, forms, statements and other documents required to be filed or furnished by the Company since January 1, 2020 (the “SEC Documents”). No Subsidiary of the Company is required to file any report, schedule, form, statement, prospectus, registration statement or other document with the SEC. As of their respective dates of filing, or, in the case of SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act, their respective effective dates, the SEC Documents complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable thereto, and except to the extent amended or superseded by a subsequent filing with the SEC prior to the date hereof, none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each SEC Document that is a registration statement, as amended, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein not misleading. The Company has made available to Parent all material correspondence with the SEC since January 1, 2020 and, as of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Company Filed SEC Documents and, to the Knowledge of the Company, as of the date of this Agreement, none of the Company Filed SEC Documents is the subject of any ongoing review by the SEC.

(ii) The audited consolidated financial statements and the unaudited quarterly financial statements (including, in each case, the notes thereto) of the Company included in the SEC Documents when filed complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods and as of the dates involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments, none of which adjustments are expected to be material).

(iii) Since January 1, 2020, subject to any applicable grace periods, the Company has been and is in compliance with (A) the applicable provisions of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) and (B) the applicable listing and corporate governance rules and regulations of the New York Stock Exchange, except in each case for any such noncompliance that has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(iv) (A) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act and (B) the Company has disclosed since January 1, 2020, to the Company’s auditors and the audit committee of the Company’s Board of Directors (1) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (2) any fraud, to the Knowledge of the Company, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to Parent all such disclosures made by management to the Company’s auditors and audit committee from January 1, 2020 to the date of this Agreement. The Company’s principal executive officer and principal financial officer have made, with respect to the SEC Documents, all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC. The Company has not identified any material weaknesses in the design or operation of the internal controls over financial reporting. Neither the Company nor any of the Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers of the Company within the meaning of Section 402 of the Sarbanes-Oxley Act.

(v) Except (A) as reflected, accrued or reserved against in the Company’s consolidated balance sheet as of December 31, 2021 (or the notes thereto) included in the Company’s Annual Report on Form 10-K filed prior to the date of this Agreement for the fiscal year ended December 31, 2021, (B) for liabilities or obligations incurred in the ordinary course of business since December 31, 2021, and (C) for liabilities or obligations which have been discharged or paid in full prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has any liabilities, commitments or obligations, asserted or unasserted, known or unknown, absolute or contingent, whether or not accrued, matured or unmatured or otherwise, other than those which, individually or in the aggregate, (x) have not had and would not reasonably be expected to have a Material Adverse Effect and (y) would not reasonably be expected to prevent or materially impair or delay the ability of the Company to consummate the Merger or the other Transactions.

(f) Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in (A) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented, and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (B) the Proxy Statement will, at the date it (and any amendment or supplement thereto) is first mailed to the stockholders of the Company and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Sub. The Proxy Statement will, with respect to information regarding the Company, comply as to form in all material respects with the requirements of the Exchange Act.

(g) Absence of Certain Changes or Events. Since December 31, 2021 through the date of this Agreement:

(i) there has not been any change, effect, event, occurrence or state of facts that, individually or in the aggregate, (x) has had or would reasonably be expected to have a Material Adverse Effect or (y) would reasonably be expected to prevent or materially impair or delay the ability of the Company to consummate the Merger or the other Transactions;

(ii) the Company and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course of business consistent with past practice; and

(iii) neither the Company nor any of its Subsidiaries has taken or omitted to take any action that, if taken following the execution hereof and prior to the Closing, would require the consent of Parent pursuant to Section 4.01(a)(iii), (v), (xi), (xii), (xiv), (xv), (xix), (xx) or (xxi).

(h) Litigation. There is no suit, action, claim, arbitration, mediation or proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that, individually or in the aggregate, (x) has had or would reasonably be expected to have a Material Adverse Effect or (y) would reasonably be expected to prevent or materially impair or delay the ability of the Company to consummate the Merger or the other Transactions. There is no injunction, order, judgment, ruling, decree or writ of any Governmental Entity outstanding against the Company or any of its Subsidiaries that, individually or in the aggregate, (x) has had or would reasonably be expected to have a Material Adverse Effect or (y) would reasonably be expected to prevent or materially impair or delay the ability of the Company to consummate the Merger or the other Transactions. Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other injunction, order, judgment, ruling, decree, regulatory restriction, writ or enforcement action issued by, or is a party to any written commitment letter or similar undertaking to, or is subject to any directive by, or has been since January 1, 2020, a recipient of any supervisory letter from, or has been ordered to pay any material civil money penalty by, or since January 1, 2020, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Entity (each, whether or not set forth in the Company Disclosure Letter, a “Company Regulatory Agreement”), nor has the Company or any of its Subsidiaries been advised since January 1, 2020 by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Company Regulatory Agreement, except, in each case, that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2020, neither the Company nor any of its Subsidiaries has received any notice alleging any non-compliance or violations of Law from, or any notice of any actual or pending investigations by, any Governmental Entity, that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(i) Contracts. Section 3.01(i) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, and the Company has made available to Parent true and complete copies, of:

(i) each Contract (other than any Company Benefit Plan or Company Benefit Agreement set forth in Section 3.01(l)(i) of the Company Disclosure Letter) that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) each Contract to which the Company or any of its Subsidiaries is a party that materially restricts the ability of the Company or any of its Subsidiaries to engage or compete in any business or to compete with any person in any geographical area;

(iii) each loan and credit agreement, note, debenture, bond, indenture and other similar Contract that relates to any Indebtedness of the Company or any of its Subsidiaries in an aggregate principal amount outstanding, and each letter of credit issued for the account of the Company or any of its Subsidiaries in a face amount, in each case in excess of $10 million, other than any such Contract between or among any of the Company and any of its Subsidiaries;

(iv) each master services or similar master Contract to which the Company or any of its Subsidiaries is a party with any of the 10 largest vendors, suppliers or service providers of the Company (on a consolidated basis and based on the aggregate amount of expenditures made by the Company and its Subsidiaries to such vendor, supplier or service provider for the year ended December 31, 2021);

(v) each master services or similar master Contract to which the Company or any of its Subsidiaries is a party with any of the 10 largest customers of each of the Company’s four business divisions ((1) data & analytics, (2) Optimal Blue, (3) servicing technologies and (4) origination technologies) (on a consolidated basis and based on revenue for the year ended December 31, 2021) (each, a “Material Customer” );

(vi) each Contract to which the Company or any of its Subsidiaries is a party for the acquisition or disposition by the Company or any of its Subsidiaries of properties or assets (A) for, in each case, aggregate consideration of more than $10 million that was entered into after January 1, 2020 or (B) pursuant to which any earn-out, indemnification or deferred or contingent payment obligations remain outstanding that would reasonably be expected to involve payments by or to the Company or any of its Subsidiaries of more than $5 million after the date hereof, except in each case of clauses (A) and (B), for acquisitions and dispositions of properties and assets in the ordinary course of business (including acquisitions of supplies and acquisitions and dispositions of inventory);

(vii) each Contract providing for any license granted (A) by a third party to the Company or any of its Subsidiaries for Material Intellectual Property, other than (x) licenses of Open Source Software or (y) non-exclusive “click-through”, “shrink-wrapped” or other commercially available off-the-shelf Software, or (B) by the Company or any of its Subsidiaries of Material Intellectual Property or any other Intellectual Property material to the Company or any of its Subsidiaries, in each case, to any third party, other than non-exclusive licenses granted to end users in the ordinary course of business;

(viii) each Contract under which there will be an acceleration of any payments upon the consummation of the Merger, where such acceleration of payments would, either individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole;

(ix) each Contract of the Company or any of its Subsidiaries that is a joint venture or partnership agreement related to the formation, creation, operation or management of any joint venture or material partnership;

(x) each Contract of the Company or any of its Subsidiaries that grants any right of first refusal or right of first offer or similar right with respect to any assets or businesses of the Company and its Subsidiaries;

(xi) each Contract of the Company or any of its Subsidiaries that contains a “most favored nation” or other similar term providing preferential pricing or treatment to a third party; and

(xii) each Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Each such Contract described in clauses (i) through (xii) above is referred to herein as a “Specified Contract.” Each of the Specified Contracts is valid and binding on the Company or the Subsidiary of the Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There is no default under any Specified Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, in each case, except for such defaults and events as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the Knowledge of the Company, from January 1, 2021 through the date hereof, (i) none of the Company or any of its Subsidiaries has received any notice from or on behalf of any Material Customer indicating that such Material Customer intends to terminate, or not renew, any Contract, or to materially reduce its volume of business, with the Company or any of its Subsidiaries, (ii) none of the Company or any of its Subsidiaries is actively engaged in any material dispute with any Material Customer and (iii) no event has occurred that would have an adverse impact, in any material respect, on the Company’s or any of its Subsidiaries’ relations with any Material Customer.

(j) Compliance with Laws.

(i) Each of the Company and its Subsidiaries is (and since January 1, 2020 or, if later, its respective date of formation or organization, has been) in compliance with all Laws applicable to its business or operations and all internal and posted policies related to the data privacy of third parties (including customers and clients of the Company and its Subsidiaries), except for such noncompliance that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Each of the Company and its Subsidiaries has (and since January 1, 2020 or, if later, its respective date of formation or organization, has had) in effect all approvals, authorizations, registrations, licenses, exemptions, permits, franchises, tariffs, grants, easements, variances, exceptions, certificates, orders and consents of Governmental Entities (collectively, “Authorizations”) necessary for it to own, lease and operate their properties and assets and to conduct their business as presently conducted, and all such Authorizations are in full force and effect, except for such Authorizations the absence of which, or the failure of which to be in full force and effect, is not and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The Company and its Subsidiaries are not in violation or breach of, or default under, any Authorization, and, to the Knowledge of the Company, no suspension or cancellation of any Authorization is pending or threatened, except where such violation, breach, default, suspension or cancellation would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. As of the date of this Agreement, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of the Company or any of its Subsidiaries under, any Authorization (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses or accelerations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material

Adverse Effect. This Section 3.01(j) does not relate to environmental matters, which are the subject of Section 3.01(q), labor and employment matters, which are the subject of Section 3.01(k), employee benefit matters, which are the subject of Section 3.01(l), and tax matters, which are the subject of Section 3.01(m).

(ii) Since January 1, 2020, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and each of its Subsidiaries have complied with and are not in violation under or otherwise to the Knowledge of the Company being investigated related to the Bank Service Company Act or any applicable Laws related to consumer protection (including any regulations promulgated by the Consumer Financial Protection Bureau) or to the privacy and security of data or information that constitutes personal data or personal information.

(iii) (A) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2020, none of the Company or any of its Subsidiaries, or to the Knowledge of the Company, any director, officer, employee, agent or other person acting on behalf of the Company or any of its Subsidiaries, has, directly or indirectly, (i) used any funds of the Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of its Subsidiaries, (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any similar anti-corruption Law, (iv) made any fraudulent entry on the books or records of the Company or any of its Subsidiaries, or (v) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other similar unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for the Company or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for the Company or any of its Subsidiaries, and (B) none of the Company or any of its Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

(k) Labor and Employment Matters. (i) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement and, to the Knowledge of the Company, there are not any union organizing activities concerning any employees of the Company or any of its Subsidiaries and (ii) there are no labor strikes, slowdowns, work stoppages or lockouts pending or, to the Knowledge of the Company, threatened in writing, against the Company or any of its Subsidiaries, in each case of clauses (i) and (ii), as of the date of this Agreement and, following the date of this Agreement that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect. The Company is in compliance with all applicable Laws respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, other than instances of noncompliance that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and its Subsidiaries have not closed any plant or facility or effectuated any layoffs of employees since January 1, 2020 without complying in all material respects with all applicable Laws, including the Worker Adjustment and Retraining Notification Act (and any similar state or local statutes, rules or regulations).

(l) Employee Benefit Matters.

(i) Section 3.01(l)(i) of the Company Disclosure Letter sets forth a complete and accurate list of (x) each material Company Benefit Plan and (y) each Company Benefit Agreement with an individual with annual target cash compensation in excess of $350,000, in each case, in effect as of the date of this Agreement. With respect to each such Company Benefit Plan and such Company Benefit Agreement, the Company has made available to Parent complete and accurate copies of (A) such Company Benefit Plan or Company Benefit Agreement, including any amendment thereto, (B) each trust, insurance, annuity or other funding Contract related thereto, (C) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto, (D) the most recent Internal Revenue Service determination letter, (E) the two most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service with respect thereto (if any) and (F) the most recent summary plan description, if any, with respect thereto.

(ii) Except for instances that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) each Company Benefit Plan and Company Benefit Agreement (and any related trust or other funding vehicle) has been administered in accordance with its terms and is in compliance with ERISA, the Code and all other applicable Laws, (B) no event has occurred and, to the Knowledge of the Company, no condition exists that would subject the Company or any of its Subsidiaries, either directly or indirectly by reason of their affiliation with any Commonly Controlled Entity, to any tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable laws, rules and regulations, (C) no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) has occurred with respect to any Company Benefit Plan and (D) each of the Company and its Subsidiaries is in compliance with ERISA, the Code and all other Laws applicable to Company Benefit Plans and Company Benefit Agreements.

(iii) With respect to any Company Benefit Plan and Company Benefit Agreement, (A) no actions, suits or claims (other than routine claims for benefits in the ordinary course of business) are, to the Knowledge of the Company, pending or threatened relating to or otherwise in connection with such Company Benefit Plan or Company Benefit Agreement, assets thereof, or fiduciaries or parties-in-interest, as defined under ERISA and (B) to the Knowledge of the Company, no administrative investigations, audits or other administrative proceedings by the Department of Labor, the Pension Benefit Guaranty Corporation, the Internal Revenue Service or other Governmental Entity is pending or threatened that, in each of clauses (A) or (B), are or would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(iv) None of the Company, any of its Subsidiaries or any Commonly Controlled Entity has, within the past six years, sponsored, maintained, contributed to or been required to maintain or contribute to, or has any liability under, any Company Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit plan (as defined in Section 4001 of ERISA). Neither the Company, its Subsidiaries nor any Commonly Controlled Entity has, within the past six years, sponsored or contributed to, or has or had any liability or obligation in respect of, any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA).

(v) The Company has no liability for providing health, medical or life insurance or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or other similar applicable Laws), except for any liabilities that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(vi) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and associated Treasury Department guidance has been operated in compliance in all material respects with Section 409A of the Code and associated Internal Revenue Service and Treasury Department guidance.

(vii) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service and, to the Knowledge of the Company, as of the date of this Agreement, (A) no revocation of any such determination letter has been threatened in writing (B) and nothing has occurred and no circumstance exists, whether as a result of any action, any failure to act or otherwise, that would reasonably be expected to cause the loss of such qualification.

(viii) Except as otherwise expressly provided in this Agreement, none of the execution and delivery of this Agreement, the obtaining of the Company Stockholder Approval or the consummation of the Merger or any other Transaction (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) would reasonably be expected to (A) entitle any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries to any compensation or material benefit, (B) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or material benefits or trigger any other material obligation under any Company Benefit Plan or Company Benefit Agreement, (C) limit the Company’s right to amend, modify, terminate or transfer the assets of, any Company Benefit Plan or Company Benefit Agreement, (D) directly or indirectly cause the Company to transfer or set aside any assets to fund any benefits, or otherwise give rise to any material liability, under any Company Benefit Plan or Company Benefit Agreement or (E) give rise to the payment of any amount that would subject any person to Section 4999 of the Code.

(ix) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has any direct or indirect material liability, whether absolute or contingent, with respect to any misclassification of any person as an independent contractor rather than as an employee, or with respect to any employee leased from another employer.

(m) Taxes.

(i) Each of the Company and its Subsidiaries has filed or has caused to be filed all material tax returns required to be filed by it (or requests for extensions, which requests have been granted and have not expired), and all such returns are complete and accurate in all material respects. Each of the Company and its Subsidiaries has either paid or caused to be paid all material taxes due and owing by the Company and its Subsidiaries, whether or not shown on such tax returns, or the most recent financial statements contained in the Company Filed SEC Documents reflect an adequate reserve (excluding any reserves for deferred taxes), if such a reserve is required by GAAP, for all material taxes payable by the Company and its Subsidiaries, for all taxable periods and portions thereof ending on or before the date of such financial statements.

(ii) No deficiencies, audit examinations, refund litigation, proposed adjustments or matters in controversy for any material taxes (other than (x) taxes that are not yet due and payable or (y) for amounts being contested in good faith and for which a reserve has been established in accordance with GAAP on the most recent financial statements contained in the Company Filed SEC Documents) have been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries which have not been settled and paid. All assessments for material taxes due and owing by the Company or any of its Subsidiaries with respect to completed and settled examinations or concluded litigation have been paid. There is no currently effective agreement or other document with respect to the Company or any of its Subsidiaries extending the period of assessment or collection of any material taxes.

(iii) No written claim has been made in the past three (3) years by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries do not file income tax returns that the Company or its applicable Subsidiary is or may be subject to income tax by, or required to file income tax returns in, such jurisdiction.

(iv) No claim for indemnification has been made, and to the Knowledge of the Company no claim or claims that are material (individually or in the aggregate) are expected, in each case, under section 2.4 of the Tax Matters Agreement. To the Knowledge of the Company, (A) neither the Company nor any of its Subsidiaries has taken any “New Black Knight Disqualifying Action” as defined in the Tax Matters Agreement and (B) the Company has not received notice from any person (including a Governmental Entity) asserting a failure of the “Tax-Free Status of the Transactions” as defined in the Tax Matters Agreement.

(v) There are no material tax Liens upon any of the assets or properties of the Company or any of its Subsidiaries, other than Permitted Liens.

(vi) No closing agreement pursuant to Section 7121 of the Code (or any similar provision of any state, local or foreign law) has been entered into by or with respect to the Company or any of its Subsidiaries.

(vii) No private letter rulings, technical advice memoranda or similar rulings have been entered into or issued by any Governmental Entity with respect to the Company or any of its Subsidiaries that are binding on such entity in respect of any taxable year for which the statute of limitations has not yet expired.

(viii) Neither the Company nor any of its Subsidiaries (A) is or has ever been a member of an affiliated group of corporations filing a consolidated federal income tax return (other than the group of which they are currently members and the common parent of which is the Company), or (B) has any liability for the taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local, or foreign law), as a transferee or successor, by Contract or otherwise.

(ix) All material taxes (determined both individually and in the aggregate) required to be withheld, collected or deposited by or with respect to the Company or its Subsidiaries have been timely withheld, collected or deposited and paid to the relevant Governmental Entity. The Company and its Subsidiaries have complied in all material respects with all tax-related information reporting requirements.

(x) The Company and its Subsidiaries (A) have collected all material sales and use taxes (determined both individually and in the aggregate) required to be collected, and have remitted, or will remit on a timely basis, such amounts to the appropriate governmental authorities, or have been furnished properly completed exemption certificates and (B) have maintained in all material respects such records and supporting documents in the manner required by all applicable sales and use tax statutes and regulations.

(xi) Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any obligation under, any tax allocation or sharing Contract or any Contract that obligates it to make any payment computed by reference to the taxes, taxable income or taxable losses of any other person (other than (A) customary tax indemnifications contained in Contracts the primary purpose of which does not relate to taxes and (B) Contracts solely among the Company and its Subsidiaries).

(xii) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period made prior to the Closing, (B) transfer of intangible property prior to the Closing that is subject to Section 367(d) of the Code, (C) installment sale or open transaction disposition made prior to the Closing or (D) prepaid amount received prior to the Closing, except, in the case of (C) or (D), in the ordinary course of business consistent with past practice.

(xiii) Neither the Company nor any of its Subsidiaries has agreed or is required to make any material adjustments pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign law by reason of a change in accounting method initiated by it or any other relevant party prior to the Closing and neither the Company nor any of its Subsidiaries has any knowledge that the IRS has proposed any such adjustment or change in accounting method, nor has any application pending with any Governmental Entity requesting permission for any changes in accounting methods that relate to the business or assets of the Company or any of its Subsidiaries.

(xiv) Neither the Company nor any of its Subsidiaries has any liability to make payments pursuant to Section 965(h) of the Code.

(xv) From January 1, 2020 to the date of this Agreement, none of Company or any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(xvi) Neither the Company nor any of its Subsidiaries has (i) deferred any material liability for (a) “applicable employment taxes” under Section 2302 of the CARES Act, the American Rescue Plan Act or

similar Law or executive order of the President of the United States or (b) “applicable taxes” under IRS Notice 2020-65; or (ii) claimed any material tax credits under Sections 7001 through 7005 of the Families First Coronavirus Response Act, as signed into law by the President of the United States on March 18, 2020, Section 2301 of the CARES Act, the American Rescue Plan Act or similar Law or executive order of the President of the United States that, in each case of clause (i) or (ii), would result in a material payment obligation after the date hereof.

(xvii) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(xviii) The term “taxes” means all income, profits, capital gains, goods and services, branch, payroll, unemployment, windfall profits, franchise, gross receipts, capital, net worth, sales, use, withholding, value added, ad valorem, registration, employment, social security, disability, occupation, real property, personal property (tangible and intangible), stamp, transfer (including real property transfer or gains), conveyance, severance, production, excise, withholdings, duties, levies, imposts, license, registration and other taxes (including any penalties and additions to any such taxes and interest thereon) imposed by any Governmental Entity. The term “tax return” means any return, statement, report, form or filing, including in each case any amendments, schedules or attachments thereto, required to be filed with any Governmental Entity in respect of taxes.

(n) Title to Properties.

(i) Section 3.01(n)(i) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of all real property owned by the Company and its Subsidiaries (individually, an “Owned Real Property”).

(ii) Section 3.01(n)(ii) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of all material leases of real property (the “Real Property Leases”) under which the Company or any of its Subsidiaries is a tenant or a subtenant (individually, a “Leased Real Property”).

(iii) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or a Subsidiary of the Company has good and valid fee title to each Owned Real Property, in each case free and clear of all Liens and defects in title, except for (A) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business consistent with past practice, (B) Liens for taxes, assessments and other governmental charges and levies that are not due or payable or that may thereafter be paid without interest or penalty and for which adequate reserves have been established in accordance with GAAP, (C) Liens affecting the interest of the grantor of any easements benefiting Owned Real Property, (D) Liens (other than liens securing indebtedness for borrowed money), defects or irregularities in title, easements, rights-of-way, covenants, restrictions, and other, similar matters that do not and would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company and its Subsidiaries as presently conducted, and (E) zoning, building and other similar codes and regulations (collectively, “Permitted Liens”).

(iv) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or a Subsidiary of the Company has a good and valid title to a leasehold estate in each Leased Real Property, all Real Property Leases are in full force and effect, and neither the Company nor any of its Subsidiaries that is party to such leases has received or given any written notice of any material default thereunder which default continues on the date of this Agreement.

(v) The Company has made available to Parent true and complete copies of the Real Property Leases.

(o) Intellectual Property.

(i) Section 3.01(o)(i) of the Company Disclosure Letter sets forth a complete and correct list, as of the date of this Agreement, of all (A) registered Intellectual Property owned by the Company or any of its Subsidiaries and (B) Intellectual Property licensed and material to the business of the Company or its Subsidiaries. The Intellectual Property set forth in Section 3.01(o)(i) of the Company Disclosure Letter is referred to as the “Material Intellectual Property”. Section 3.01(o)(i) of the Company Disclosure Letter sets forth a list, as of the date of this Agreement, of all jurisdictions in which any such Material Intellectual Property owned by the Company or any of its Subsidiaries is registered or registrations have been applied for and all registration and application numbers. The registrations for the Material Intellectual Property have not expired (except, at the Closing, for such Material Intellectual Property that may expire, lapse or be abandoned as may be permitted pursuant to Section 4.01) and, to the Knowledge of the Company, the Material Intellectual Property is subsisting, valid and enforceable. The Company or one of its Subsidiaries is the sole and exclusive owner of all owned Material Intellectual Property and all other material Intellectual Property owned by the Company or any of its Subsidiaries, and has the legally enforceable right to use all licensed Material Intellectual Property, free and clear of all Liens, except for Permitted Liens and subject to the terms of, including use restrictions in, the license agreements relating to any licensed Material Intellectual Property.

(ii) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, none of the Company or any of its Subsidiaries has granted any license relating to any Technology that is owned by or licensed to the Company or its Subsidiaries and material to the conduct of their business or Material Intellectual Property, or the marketing or distribution thereof, except for non-exclusive licenses to end-users in the ordinary course of business.

(iii) The operations and activities of the Company and its Subsidiaries (including the manufacturing, import, export, use, marketing, sale, distribution or provision of the products and services) do not infringe, misappropriate or otherwise violate, and, since January 1, 2019, have not infringed, misappropriated or otherwise violated, the Intellectual Property of any third party, except for any such infringement, misappropriation or violation that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) no claims are pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries by any person with respect to the ownership, validity or enforceability of any Material Intellectual Property or any other Intellectual Property owned by the Company or any of its Subsidiaries, and (B) since January 1, 2019 (or its date of formation, if later) to the date of this Agreement, none of the Company or any of its Subsidiaries has received any written communication alleging that the Company or any of its Subsidiaries infringed, misappropriated or violated any rights relating to Intellectual Property of any person (including cease and desist letters or invitations to take a patent license).

(iv) The Company and its Subsidiaries have taken commercially reasonable steps to protect and maintain the Material Intellectual Property and the other material Intellectual Property of the Company and its Subsidiaries and, to the Knowledge of the Company, there has been no unauthorized access to or use of any Material Intellectual Property or other material Intellectual Property owned by the Company or any of its Subsidiaries, except for any known unauthorized access to or use that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(v) Neither the Company nor any of its Subsidiaries (i) has disclosed or granted to any person the current or contingent right to access, possess or use any material proprietary source code, (ii) is currently a party to any source code escrow Contract requiring the deposit of source code of any material proprietary Software or providing for access by any person to same, or (iii) has incorporated “open source,” or other Software having similar licensing or distribution models (including Software licensed pursuant to any GNU General Public License, Library General Public License, Lesser General Public License, Mozilla License, Berkeley Software

Distribution License, Open Source Initiative License or MIT, or Apache licenses) (“Open Source”) in, or used Open Source in connection with any material proprietary Software (or derived any material proprietary Software from any Open Source), in a manner that (A) would subject any material proprietary source code to the terms of an Open Source license, (B) requires the contribution, licensing, provision or public disclosure to any person of any material proprietary source code or (C) imposes material limitations on the Company or its Subsidiaries’ right to require royalty payments with respect to, or restricts further distribution of, such material proprietary Software.

(vi) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (A) the IT Assets of the Company and its Subsidiaries are sufficient for the operation of the business of the Company and its Subsidiaries, and do not contain any material disabling codes or instructions, drop dead devices, “time locks”, “time bombs”, “Trojan horses”, “back doors”, “trap doors”, “worms”, viruses or other Software routines or hardware components that (1) disrupt, harm or adversely affect the functionality of any such IT Asset or (2) enable or assist any third person to access without authorization any such IT Asset, and (B) since January 1, 2019, to the Knowledge of the Company, no person has gained unauthorized access to, or unauthorized use of, any of the IT Assets of the Company or any of its Subsidiaries in a manner compromising the security of the Company’s or any of its Subsidiaries’ businesses and there has been no failure of any such IT Asset that has resulted in a material disruption to the business of the Company or any of its Subsidiaries.

(vii) “Intellectual Property” means all intellectual property rights and other similar proprietary rights in any jurisdiction, whether registered or unregistered, including such rights in and to: (A) any patent (including all reissues, divisions, continuations, continuations-in-part and extensions thereof), patent application, or equivalent patent right in inventions; (B) any trademark, trademark registration, trademark application, service mark, trade name, business name, or brand name; (C) any copyright or work of authorship (including rights in databases or Software as a work of authorship); (D) internet domain names; and (E) trade secrets and rights in know-how, data, formula, and any other confidential or proprietary business or technical information, in each case that derives independent value, whether actual or potential, from not being known to other persons.

(viii) “IT Assets” means Software, computers, firmware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.

(ix) “Technology” means all trade secrets, confidential information, inventions whether patentable or not, formulae, processes, procedures, research records, records of inventions, test information, data, Software, technology and know-how; data exclusivity; product and regulatory files; and market surveys and marketing information.

(x) “Software” means all software, computer programs, operating systems, tools, data and databases, interfaces, firmware, modules, algorithms and routines (in both source code and object code form) and all documentation and materials relating to any of the foregoing.

(p) Data Protection.

(i) The Company and its Subsidiaries (i) are and have been in compliance with all applicable Laws, contractual obligations, and internal and external policies, in each case to the extent relating to privacy, data protection and the collection, retention, protection, transfer, use and processing of Personal Data and (ii) have maintained commercially reasonable policies, procedures, and security safeguards (including organizational, physical, administrative and technical safeguards) regarding data privacy and security designed to protect confidential information, including Personal Data, controlled by or on behalf of the business of the Company and its Subsidiaries against unauthorized loss damage, access, use, or modification, except for and non-compliance or failure to maintain that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(ii) Except as (x) has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (y) would not reasonably be expected to prevent or materially impair or delay the ability of the Company to consummate the Merger or the other Transactions, there are no claims pending or, to the Knowledge of the Company, threatened, against, or any audit or investigations by any Governmental Entity involving, the Company or any of its Subsidiaries relating to the security, collection or use of Personal Data, and, to the Knowledge of the Company, there are no facts or circumstances that would reasonably be expected to give rise to any of the foregoing.

(iii) “Personal Data” means any information that identifies an individual person, including any information that is defined as “personal data”, “personally identifiable information”, “personal information”, “protected health information” or “sensitive personal information” under any applicable Law.

(q) Environmental Matters.

(i) Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) each of the Company and its Subsidiaries is (and has been since January 1, 2020, or, if later, its respective date of formation or organization) in compliance with all applicable Environmental Laws, and neither the Company nor any of its Subsidiaries has received any written notice alleging that the Company is in violation of, or has any liability under, any Environmental Law, (B) each of the Company and its Subsidiaries possesses and is in compliance with all Authorizations required under applicable Environmental Laws to conduct its business as presently conducted, and all such Authorizations are valid and in good standing, (C) there are no suits, actions or proceedings pursuant to any Environmental Laws pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, (D) Hazardous Materials are not, except in compliance with Environmental Law or as used in the ordinary course of business, being used or stored by the Company or any of its Subsidiaries at or on, and there have been no releases or threatened releases of Hazardous Materials at or on, any location, including at or on any property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries, in each of the above cases, in a manner that would reasonably be expected to give rise to a claim against the Company or any of its Subsidiaries under applicable Environmental Laws (excluding, with respect to currently or formerly leased properties, claims for which none of the Company and any of its Subsidiaries are or would be responsible under the terms of the relevant lease) and (E) neither the Company nor any of its Subsidiaries has contractually assumed, or provided indemnification against, any liability or obligation of any other person under or relating to Environmental Laws (except as provided in leases for real property) that would reasonably be expected to give rise to a claim by such person against the Company or any of its Subsidiaries.

(ii) The term “Environmental Law” means any Law relating to pollution or protection of the environment or natural resources, including ambient air, soil, surface water or groundwater, natural resources or, as it relates to the exposure to hazardous or toxic materials, human health or safety.

(iii) The term “Hazardous Materials” means any substance, waste or material defined or regulated as hazardous, acutely hazardous or toxic or that could reasonably be expected to result in liability under any applicable Environmental Law currently in effect, including petroleum, petroleum products, pesticides, dioxin, polychlorinated biphenyls, asbestos and asbestos-containing materials.

(r) Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the insurance policies (including programs of self-insurance) that are owned or held by the Company or its Subsidiaries (the “Company Insurance Policies”) provide insurance in such amounts and against such risks as is sufficient to: (A) comply with applicable Law; (B) satisfy any requirements to purchase insurance under any Contracts; and (C) conduct the business of the Company and its Subsidiaries in the ordinary course in all material respects; (ii) all Company Insurance Policies are in full force and effect; (iii) neither the Company nor any of its Subsidiaries is in breach of, or default under, any Company Insurance Policy, and there is no existing event which, with the giving of notice or lapse of time or both, would constitute a default by any insured under any Company Insurance Policy; (iv) since January 1, 2020, no written notice of cancellation or termination, or any indication of an intention not to renew, has been received with respect to any Company Insurance Policy, other than in connection with ordinary renewals; and (v) all premiums due and payable on the Company Insurance Policies have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending prior to the Closing Date and other than any nonpayments within any applicable grace period). To the Knowledge of the Company, (i) except in connection with ordinary renewals of existing Company Insurance Policies, there is no material premium increase pending with respect to any Company Insurance Policy, (ii) since January 1, 2020, the Company and its Subsidiaries have not failed to give notice under any applicable or potentially applicable Company Insurance Policies for all known incidents that occurred before the date hereof, unless such failure would not reasonably be expected to prevent or materially impair the Company’s or any of its Subsidiaries’ ability to recover under such Company Insurance Policies in respect of such incidents, and (iii) there is no material claim pending under any Company Insurance Policy as to which coverage has been denied by the underwriters of such policies (it being understood that a reservation of rights or similar notice by an insurer does not constitute a denial), in each case of clauses (i), (ii) and (iii) that, individually or in the aggregate, would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(s) Voting Requirements. Assuming the accuracy of the representations and warranties set forth in Section 3.02(i), the affirmative vote of holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon at the Company Stockholders’ Meeting or any adjournment or postponement thereof to adopt this Agreement (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of capital stock of the Company necessary for the Company to adopt this Agreement and approve the Merger Transactions.

(t) State Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 3.02(i), the approval of the Board of Directors of the Company of this Agreement, the Merger and the other Merger Transactions represents all the action necessary to render inapplicable to this Agreement, the Merger and the other Merger Transactions, the provisions of Section 203 of the DGCL to the extent, if any, such Section would otherwise be applicable to this Agreement, the Merger and the other Merger Transactions, and no other state takeover statute applies to this Agreement, the Merger or the other Merger Transactions.

(u) Brokers and Other Advisors. No broker, investment banker, financial advisor or other person, other than J.P. Morgan Securities LLC, the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of the Company or any of its Affiliates. A complete and correct copy of the Company’s engagement letter with J.P. Morgan Securities LLC and the aggregate fees payable to J.P. Morgan Securities LLC in connection with the Merger and the other Transactions have been disclosed to Parent prior to the date of this Agreement.

(v) Opinion of Financial Advisor. The Board of Directors of the Company has received the opinion of J.P. Morgan Securities LLC to the effect that, as of the date of such opinion and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan Securities LLC in preparing its opinion, the aggregate Merger Consideration to be received by the holders of Company Common Stock is fair, from a financial point of view, to such holders (other than shares of Company Common Stock held in treasury or by Parent or Sub and Appraisal Shares), a signed copy of which opinion will promptly be delivered to Parent, solely for informational purposes, following receipt thereof by the Company.

(w) Merger Control and Foreign Direct Investment. In each case except as would be de minimis and would not result in the Company’s representations and warranties set forth in Section 3.01(d)(ii) failing to be true and correct:

(i) Since January 1, 2020, none of the Company or any of its Subsidiaries has derived any revenue from customers located outside the United States or provided any services to customers located outside the United States; and

(ii) None of the Company or any of its Subsidiaries has any assets outside the United States other than in India.

(x) No Other Representations or Warranties. Except for the representations and warranties contained in this Section 3.01, each of Parent and Sub acknowledges that neither the Company nor any person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided to Parent or Sub in connection with the Transactions. Neither the Company nor any other person will have or be subject to any liability or indemnification obligation to Parent, Sub or any other person resulting from the distribution to Parent or Sub, or Parent’s or Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Sub in certain “data rooms” or management presentations in expectation of the Transactions, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in this Section 3.01.

SECTION 3.02. Representations and Warranties of Parent and Sub. Except (i) as disclosed in any report, schedule, form, statement or other document filed with, or furnished to, the SEC since January 1, 2021 by Parent and publicly available prior to the date of this Agreement (collectively, the “Parent Filed SEC Documents”) (excluding any risk factor disclosures and other cautionary or forward-looking statements, in each case that are not statements of historical fact) or (ii) as set forth in the Parent Disclosure Letter (it being understood that any information set forth in one Section or subsection of the Parent Disclosure Letter shall be deemed to apply to and qualify the Section or subsection of this Agreement to which it corresponds in number and each other Section or subsection of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that such information is relevant to such other Section or subsection), Parent and Sub represent and warrant to the Company as follows:

(a) Organization, Standing and Corporate Power. Each of Parent and its Subsidiaries is duly organized and validly existing under the Laws of its jurisdiction of organization and has all requisite corporate, company or partnership power and authority to carry on its business as presently conducted. Each of Parent and its Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent has made available to the Company prior to the execution of this Agreement a true and complete copy of the Fifth Amended and Restated Certificate of Incorporation of Parent (the “Parent Certificate of Incorporation”) and the Eighth Amended and Restated Bylaws of Parent (the “Parent Bylaws”) and the comparable organizational documents of Sub, in each case as in effect on the date of this Agreement.

(b) Capital Structure. The authorized capital stock of Parent consists of 1,500,000,000 shares of Parent Common Stock and 100,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock”). At the close of business on May 2, 2022, (i) (A) 558,266,299 shares of Parent Common Stock were issued and outstanding (which number includes 3,076,969 shares of Parent Common Stock subject to vesting or other forfeiture conditions or repurchase by Parent) and (B) 74,875,158 shares of Parent Common Stock were held by Parent in its treasury, (ii) 2,924,311 shares of Parent Common Stock were subject to outstanding options (other than rights under Parent’s 2018 Employee Stock Purchase Plan (such plan, the “Parent ESPP”)) to acquire shares of Parent Common Stock from Parent (such options, together with any similar options granted after May 2, 2022, the “Parent Option Awards”), and (iii) no shares of Parent Preferred Stock were issued or outstanding or held by Parent in its treasury. Except as set forth above, at the close of business on May 2, 2022, no shares of capital stock or other voting securities of Parent were issued or outstanding. Since May 2, 2022 to the date of this Agreement, (x) there have been no issuances by Parent of shares of capital stock or other voting securities of Parent, other than issuances of shares of Parent Common Stock pursuant to the exercise of outstanding Parent Option Awards and shares issued in respect of the Parent ESPP or pursuant to the vesting of

Parent equity awards in the ordinary course of business and (y) there have been no issuances by Parent of options, warrants, other rights to acquire shares of capital stock of Parent or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Parent Common Stock, except for rights pursuant to the Parent ESPP and under Parent’s 401(k) plans (the “Parent 401(k) Plans”). All outstanding shares of Parent Common Stock are, and all such shares that may be issued prior to the Effective Time, and the shares of Parent Common Stock comprising the aggregate Per Share Stock Consideration, will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Parent Common Stock may vote (“Voting Parent Debt”). Except for any obligations pursuant to this Agreement, the Parent ESPP, the Parent 401(k) Plans or as otherwise set forth above, as of May 2, 2022, there are no options, warrants, rights, convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which Parent or any of its Subsidiaries is a party or by which any of them is bound (1) obligating Parent or any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exchangeable for any capital stock of or other equity interest in, Parent or of any of its Subsidiaries or any Voting Parent Debt, (2) obligating Parent or any such Subsidiary to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking or (3) that give any person the right to receive any economic interest of a nature accruing to the holders of Parent Common Stock or otherwise based on the performance or value of shares of capital stock of Parent or any of its Subsidiaries. As of the date of this Agreement, there are no outstanding contractual obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or options, warrants or other rights to acquire shares of capital stock of Parent or any such Subsidiary, other than as described above pursuant to the Parent Stock Plans and pursuant to the Parent 401(k) Plans.

(c) Authority; Noncontravention.

(i) Each of Parent and Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of each of Parent and Sub, and no other corporate proceedings, on the part of Parent or Sub are necessary to authorize this Agreement or to consummate the Transactions, other than the adoption of this Agreement by Sub’s sole stockholder in accordance with Section 5.12. No vote of the holders of Parent Common Stock or any other securities of Parent is necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly executed and delivered by each of Parent and Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Sub, enforceable against each of Parent and Sub in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The Board of Directors of Parent duly, validly and unanimously adopted resolutions approving this Agreement, the Merger, the other Merger Transactions and the issuance of shares of Parent Common Stock in the Merger pursuant to this Agreement (the “Parent Share Issuance”), which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way. The Board of Directors of Sub duly, validly and unanimously adopted resolutions (i) approving and declaring advisable this Agreement, the Merger and the other Merger Transactions, (ii) declaring that it is in the best interests of the sole stockholder of Sub that Sub enter into this Agreement and consummate the Merger and the other Merger Transactions on the terms and subject to the conditions set forth herein, (iii) directing that the adoption of this Agreement be submitted to a vote by the sole stockholder of Sub by unanimous written consent and (iv) recommending that the sole stockholder of Sub adopt this Agreement, which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way.

(ii) The execution and delivery of this Agreement do not, and the consummation of the Transactions and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or Sub under (other than any such Lien created in connection with the Debt Financing), any provision of (A) the Parent Certificate of Incorporation, the Parent Bylaws or the certificate of incorporation or bylaws of Sub or (B) subject to the filings and other matters referred to in the immediately following sentence, (1) any Contract to which Parent or Sub or any of their respective Subsidiaries is a party or by which any of their respective properties or assets are bound or (2) any Law applicable to Parent or Sub or any of their respective Subsidiaries or any of their respective properties or assets, other than, in the case of clause (B) above, any such conflicts, violations, breaches, defaults, rights, losses or Liens that would not, individually or in the aggregate, reasonably be expected (x) to have a Parent Material Adverse Effect or (y) prevent or materially impair or delay the ability of Parent or Sub to consummate the Merger or the other Transactions. No consent, approval, order or authorization of, registration, declaration or filing with, or notice to, any Governmental Entity is required to be obtained or made by or with respect to Parent or Sub or any of their respective Subsidiaries in connection with the execution and delivery of this Agreement by Parent and Sub or the consummation by Parent and Sub of the Transactions, except for (I) the filing of a premerger notification and report form by Parent and Sub under the HSR Act, (II) the filing with the SEC of (x) the Proxy Statement and the Form S-4 and (y) such reports under the Securities Act or the Exchange Act, as may be required in connection with this Agreement and the Transactions, (III) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (IV) any filings required under the rules and regulations of the New York Stock Exchange, (V) any filings required by and receipt of any applicable consents or approvals from any Governmental Entity set forth on Section 3.02(c) of the Parent Disclosure Letter and (VI) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices, the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to (x) have a Parent Material Adverse Effect or (y) prevent or materially impair or delay Parent or Sub from performing their respective obligations under this Agreement in any material respect.

(d) Parent SEC Documents; Financial Statements.

(i) Parent has timely filed with or furnished to the SEC all reports, schedules, forms, statements and other documents required to be filed or furnished by Parent since January 1, 2020 (the “Parent SEC Documents”). As of their respective dates of filing, or, in the case of Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act, their respective effective dates, the Parent SEC Documents complied as to form in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable thereto, and except to the extent amended or superseded by a subsequent filing with the SEC prior to the date hereof, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each Parent SEC Document that is a registration statement, as amended, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein not misleading. Parent has made available to the Company all material correspondence with the SEC since January 1, 2020 and, as of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Parent Filed SEC Documents and, to the Knowledge of Parent, as of the date of this Agreement, none of the Parent Filed SEC Documents is the subject of any ongoing review by the SEC.

(ii) The audited consolidated financial statements and the unaudited quarterly financial statements (including, in each case, the notes thereto) of Parent included in the Parent SEC Documents when filed complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods and as of the dates involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated

Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments, none of which adjustments are expected to be material).

(iii) Since January 1, 2020, subject to any applicable grace periods, Parent has been and is in compliance with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the New York Stock Exchange, except in each case for any such noncompliance that has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(iv) (A) Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act and (B) Parent has disclosed since January 1, 2020, to Parent’s auditors and the audit committee of Parent’s Board of Directors (1) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (2) any fraud, to the Knowledge of Parent, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Parent has made available to the Company all such disclosures made by management to Parent’s auditors and audit committee from January 1, 2020 to the date of this Agreement. Parent’s principal executive officer and principal financial officer have made, with respect to the Parent SEC Documents, all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC. Parent has not identified any material weaknesses in the design or operation of the internal controls over financial reporting. Neither Parent nor any of the Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers of the Company within the meaning of Section 402 of the Sarbanes-Oxley Act.

(v) Except (A) as reflected, accrued or reserved against in Parent’s consolidated balance sheet as of December 31, 2021 (or the notes thereto) included in Parent’s Annual Report on Form 10-K filed prior to the date of this Agreement for the fiscal year ended December 31, 2021, (B) for liabilities or obligations incurred in the ordinary course of business since December 31, 2021, and (C) for liabilities or obligations which have been discharged or paid in full prior to the date of this Agreement, neither Parent nor any of its Subsidiaries has any liabilities, commitments or obligations, asserted or unasserted, known or unknown, absolute or contingent, whether or not accrued, matured or unmatured or otherwise, other than those which, individually or in the aggregate, (x) have not had and would not reasonably be expected to have a Parent Material Adverse Effect and (y) would not reasonably be expected to prevent or materially impair or delay the ability of Parent or Sub to consummate the Merger or the other Transactions.

(e) Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Sub specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) the Proxy Statement will, at the date it (and any amendment or supplement thereto) is first mailed to the stockholders of the Company and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or Sub with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company. The Form S-4 and the Proxy Statement will, with respect to information regarding Parent, comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act, respectively.

(f) Absence of Certain Changes or Events. Since December 31, 2021 through the date of this Agreement:

(i) there has not been any change, effect, event, occurrence or state of facts that, individually or in the aggregate, (x) has had or would reasonably be expected to have a Parent Material Adverse Effect or (y) would reasonably be expected to prevent or materially impair or delay the ability of Parent or Sub to consummate the Merger or the other Transactions, and

(ii) Parent and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course of business consistent with past practice.

(g) Financing. Parent and Sub will have, as of the Closing Date, sufficient funds immediately available to Parent and Sub to consummate the Merger Transactions and to make all other payments and to perform all other obligations of Parent and Sub in connection with the Merger Transactions, any repayments of Indebtedness in connection therewith and the payment of any fees and expenses in connection therewith, including in connection with any financing obtained or to be obtained by Parent and Sub to finance any of the foregoing. Parent and Sub acknowledge that their obligations under this Agreement are not contingent or conditioned in any manner on obtaining any financing.

(h) Operations and Assets of Sub. Sub has been formed solely for the purpose of engaging in the Transactions and, prior to the Effective Time, will not have incurred liabilities or obligations of any nature, other than pursuant to or in connection with this Agreement and the Merger and the other Transactions. As of the date of this Agreement, Parent owns beneficially and, directly or indirectly, of record all of the outstanding shares of capital stock of Sub, free and clear of all Liens (other than any Liens created pursuant to the Debt Financing), and as of the Closing Date, Parent will own beneficially and, directly or indirectly, of record all of the outstanding shares of capital stock of Sub, free and clear of all Liens (other than any Liens created pursuant to the Debt Financing).

(i) Ownership of Company Common Stock. None of Parent, Sub or any of their Subsidiaries, “affiliates” or “associates” (as defined in Section 203 of the DGCL) is or has been at any time since the date three (3) years prior to the date of this Agreement an “interested stockholder” of the Company (as defined in Section 203 of the DGCL).

(j) Litigation. There is no suit, action, claim, arbitration, mediation or proceeding pending or, to the Knowledge of Parent or Sub, threatened against Parent or any of its Subsidiaries that, individually or in the aggregate, (x) has had or would reasonably be expected to have a Parent Material Adverse Effect or (y) would reasonably be expected to prevent or materially impair or delay the ability of Parent or Sub to consummate the Merger or the other Transactions. There is no injunction, order, judgment, ruling, decree or writ of any Governmental Entity outstanding against Parent or any of its Subsidiaries that, individually or in the aggregate, (x) has had or would reasonably be expected to have a Parent Material Adverse Effect or (y) would reasonably be expected to prevent or materially impair or delay the ability of Parent or Sub to consummate the Merger or the other Transactions. Since January 1, 2020, none of Parent or any of its Subsidiaries has received any notice alleging any non-compliance or violations of Law from, or any notice of any actual or pending investigations by, any Governmental Entity, that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(k) Compliance with Laws. Each of Parent and its Subsidiaries is (and since January 1, 2020 or, if later, its respective date of formation or organization, has been) in compliance with all Laws applicable to its business or operations and all internal and posted policies related to the data privacy of third parties (including customers and clients of Parents and its Subsidiaries), except for such noncompliance that, individually or in the aggregate, would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole. Each of Parent and its Subsidiaries has (and since January 1, 2020 or, if later, its respective date of formation or organization, has had) in effect all Authorizations necessary for it to own, lease and operate their properties and assets and to conduct their business as presently conducted, and all such Authorizations are in full force and effect, except for such Authorizations the absence of which, or the failure of which to be in full force and effect, is not and would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole. Parent and its Subsidiaries are not in violation or breach of, or default under, any Authorization, and, to the Knowledge of Parent, no suspension or cancellation of any Authorization is pending or threatened, except where such violation, breach, default, suspension or cancellation would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole. As of the date of this Agreement, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of Parent or any of its Subsidiaries under, any Authorization (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses or accelerations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(l) State Takeover Statutes. Assuming that neither the Company nor any of its Subsidiaries, “affiliates” or “associates” (as defined in Section 203 of the DGCL) beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder) or owns (within the meaning of Section 203 of the DGCL) any shares of Parent Common Stock, no state takeover statute applies to this Agreement, the Merger or the other Merger Transactions.

(m) Brokers and Other Advisors. No broker, investment banker, financial advisor or other person, other than Wells Fargo Securities, LLC and Goldman Sachs & Co. LLC, the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of Parent, Sub or their respective Affiliates.

(n) Solvency. Assuming (i) satisfaction of the conditions to Parent’s obligation to consummate the Merger, and after giving effect to the Transactions and the payment of the aggregate Merger Consideration, the other amounts payable pursuant to this Agreement, and any repayment or refinancing of debt contemplated in this Agreement, (ii) the accuracy in all material respects of the representations and warranties of the Company set forth in Section 3.01, and (iii) any forward-looking estimates, projections or forecasts of the Company and its Subsidiaries and provided to Parent prior to the date hereof have been prepared by them in good faith based upon assumptions that were and continue as of the date hereof to be reasonable, each of Parent and the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the Transactions. For the purposes of this Agreement, the term “Solvent” when used with respect to any person, means that, as of any date of determination (A) the amount of the “fair saleable value” of the assets of such person will, as of such date, exceed (1) the value of all “liabilities of such person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (2) the amount that will be required to pay the probable liabilities of such person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (B) such person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (C) such person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

(o) No Other Representations or Warranties. Except for the representations and warranties contained in this Section 3.02, the Company acknowledges that neither Parent nor Sub nor any other person on behalf of Parent or Sub makes any other express or implied representation or warranty with respect to Parent, Sub or any of their respective Subsidiaries or with respect to any other information provided to the Company in connection with the Transactions. Neither Parent nor Sub nor any other person will have or be subject to any liability or indemnification obligation to the Company or any other person resulting from the distribution to the Company, or the Company’s use of, any such information, including any information, documents, projections, forecasts or other material made available to the Company in certain “data rooms” or management presentations in expectation of the Transactions, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in this Section 3.02.

ARTICLE IV

Covenants Relating to Conduct of Business

SECTION 4.01. Conduct of Business.

(a) Except as set forth in Section 4.01(a) of the Company Disclosure Letter, expressly contemplated or required by this Agreement, required by applicable Law (including the Pandemic Measures) or consented to in writing by Parent (such consent not to be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to carry on its business in the ordinary course and, to the extent consistent therewith, use reasonable best efforts to preserve substantially intact its current business organizations, to keep available the services of its current officers and employees and to preserve its relationships with significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it; provided, that this Section 4.01 shall not prevent the Company and its Subsidiaries from taking any commercially reasonable actions that the Company reasonably determines are necessary or prudent for the Company or its Subsidiaries to take or not take in response to the Pandemic or the Pandemic Measures; provided, further, that the Company shall provide prior notice to and consult with Parent in good faith to the extent any such actions would otherwise require consent of Parent under this Section 4.01(a). Without limiting the generality of the foregoing, except as set forth in Section 4.01(a) of the Company Disclosure Letter, expressly contemplated or required by this Agreement, required by Law (including the Pandemic Measures) or consented to in writing by Parent (such consent not to be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to:

(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends or distributions by a wholly owned Subsidiary of the Company in accordance with its organizational documents;

(ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

(iii) purchase, redeem or otherwise acquire any shares of its or its Subsidiaries’ capital stock or other securities or any rights, warrants or options to acquire any such shares or other securities, other than (A) the withholding of shares of Company Common Stock to satisfy tax obligations with respect to awards granted pursuant to the Company Stock Plan, (B) the acquisition by the Company of Company Restricted Stock Awards in connection with the forfeiture of such awards, and (C) the acquisition by the Company of Company Common Stock in connection with the exercise of rights under the Company ESPP;

(iv) issue, deliver, sell, pledge, dispose of, encumber or subject to any Lien any shares of its capital stock, ownership interests, any other voting securities or any securities convertible into, exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares, ownership interests, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, other than (A) rights under the Company ESPP to cause the Company or participants thereunder to acquire or issue, in connection with the exercise of such rights, shares of Company Common Stock, and (B) pledges, encumbrances and Liens constituting Permitted Liens;

(v) amend the Company Certificate of Incorporation or the Company Bylaws or the comparable organizational documents of any Subsidiary of the Company;

(vi) merge or consolidate with, or purchase an equity interest in or a substantial portion of the assets of, any person or any division or business thereof, if the aggregate amount of the consideration paid or transferred by the Company and its Subsidiaries in connection with all such transactions would exceed $25 million, other than any such action solely between or among the Company and its Subsidiaries;

(vii) sell, license, lease, transfer, assign or otherwise dispose of any of its properties, rights or assets (including capital stock of any Subsidiary of the Company), other than (A) sales or other dispositions of inventory and other assets in the ordinary course of business consistent with past practice, (B) the non-exclusive licensing or sublicensing of Intellectual Property in the ordinary course of business consistent with past practice, (C) leases and subleases of Owned Real Property and Leased Real Property, and voluntary terminations or surrenders of Real Property Leases, in each case, in the ordinary course of business consistent with past practice, and (D) the settlement of claims permitted under clause (xi) or (xii) below;

(viii) pledge, encumber or otherwise subject to a Lien (other than a Permitted Lien) any of its properties, rights or assets (including capital stock of any Subsidiary of the Company), other than in the ordinary course of business consistent with past practice under the Company’s existing credit facilities;

(ix) (A) incur, redeem, prepay, defease, cancel, or, in any material respect, modify the terms of any indebtedness of the Company or any of its Subsidiaries for borrowed money in excess of $25 million (individually or in the aggregate), issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, agree to pay deferred purchase price for any property (other than trade credit incurred in the ordinary course of business consistent with past practice), guarantee, assume or endorse or otherwise as an accommodation become responsible for any such indebtedness or any debt securities of another person (other than the Company or any of its Subsidiaries) or other financial obligations of another person or enter into any “keep well” or other agreement to maintain any financial statement condition of another person (other than the Company or any of its Subsidiaries) (collectively, “Indebtedness”), other than (1) borrowings in the ordinary course of business under the Company’s existing credit facilities and in respect of letters of credit and (2) prepayments of Indebtedness in the ordinary course of business consistent with past practice without prepayment premium or penalty and prepayments and redemptions of Indebtedness required in accordance with the terms thereof; or (B) make any loans, advances or capital contributions to, or investments in, any other person, other than (1) to the Company or any of the Subsidiaries of the Company or (2) advances of business and travel expenses to employees or advances to customers, in each case under this clause (2) in the ordinary course of business consistent with past practice;

(x) make any capital expenditures that, in any calendar year, exceed 110% of the aggregate amount of expenditures provided for in the Company’s 2022 capital expenditures plan provided to Parent in writing prior to the date of this Agreement;

(xi) settle any claim, investigation, proceeding or litigation, in each case made or pending against the Company or any of its Subsidiaries, other than the settlement of claims, investigations, proceedings or litigation involving a monetary payment by the Company or any of its Subsidiaries in an amount not to exceed $5 million individually or $15 million in the aggregate and, if involving a non-monetary settlement, as expressly permitted by clause (xii); provided that the Company shall consult in good faith with Parent prior to settling any Specified Proceeding in a manner otherwise permitted by this clause (xi);

(xii) make any non-monetary settlement of claims, investigations, proceedings or litigation, other than settlements that (i) would not materially impair the operations of the Company and its Subsidiaries, taken as a whole, and (ii) after the Closing Date, would not reasonably be expected to materially impair the operation of the Company and its subsidiaries or Parent and its Subsidiaries, taken as a whole; provided, however, that prior to entering into any material non-monetary settlement, the Company shall provide Parent prior notice and an opportunity to comment on such settlement; and, provided, further, that the Company shall not make any non-monetary settlement of any Specified Proceeding that would restrict or impair the operations of the

Company or any of its Subsidiaries without the prior written consent of Parent (such consent not to be unreasonably withheld or delayed);

(xiii) except as required pursuant to the terms of any Company Benefit Plan or Company Benefit Agreement, in each case, in effect on the date of this Agreement or entered into, amended or modified after the date of this Agreement in a manner not in contravention of this Section 4.01(a), (1) grant to any current or former director, officer, independent consultant, or employee of the Company or any of its Subsidiaries any increase in compensation, other than (A) increases in the ordinary course of business consistent with past practice to current independent consultants and employees (other than independent contractors and employees with annual target cash compensation in excess of $300,000) that are not material on an individual basis or (B) the payment of earned but unpaid bonuses, (2) grant to any current or former director, officer, independent consultant or employee of the Company or any of its Subsidiaries any increase in severance or termination pay or enter into any severance, termination or similar agreement with any such director, officer, independent consultant or employee, (3) enter into any employment, consulting or similar agreement with any current or former director, officer, independent consultant or employee of the Company or any of its Subsidiaries with annual target cash compensation in excess of $300,000, (4) establish, adopt, enter into or amend in any material respect any collective bargaining agreement, Company Benefit Plan or Company Benefit Agreement or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Benefit Plan or Company Benefit Agreement if it were in existence as of the date of this Agreement, in any case other than as would be permitted to be entered into under clause (3) above, (5) take any action to accelerate the time of payment or vesting of any compensation or benefits under any Company Benefit Plan or Company Benefit Agreement, (6) loan or advance any money or other property to any current or former director, officer, independent consultant or employee of the Company or any of its Subsidiaries (other than advances of business and travel expenses) or (7) hire any new employee into or promote any current employee to, in either case, a position that would constitute an executive officer position at the Company or any of its Subsidiaries (or would otherwise entitle the employee to a target cash compensation level in excess of $300,000);

(xiv) make any material change in financial accounting methods, principles or practices affecting the consolidated assets, liabilities or results of operations of the Company, other than as required (A) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (B) by Law, including Regulation S-X under the Securities Act;

(xv) make any material tax election, file any material amended tax return, change any annual tax accounting period, enter into any closing agreement, settle or compromise any proceeding with respect to any material tax claim or assessment relating to the Company or any of its Subsidiaries, or surrender any right to claim a material refund of taxes, in each case, other than in the ordinary course of business consistent with past practice;

(xvi) enter into any material new line of business;

(xvii) materially amend or modify its risk management policies other than in the ordinary course of business consistent with past practice;

(xviii) amend, cancel, terminate or waive any material provision of any Specified Contract other than in the ordinary course of business or enter into or renew any agreement or binding obligation that (A) is (or, if entered into immediately prior to the date of this Agreement, would be) a Specified Contract under clause (i), (iii), (iv), (vii), (viii), (ix), (x) or (xii) of Section 3.01(i), other than in the ordinary course of business consistent with past practice, or (B) is with any broker, investment banker, financial advisor or other person described in Section 3.01(u);

(xix) agree or consent to any agreement or material modifications of any existing agreements with any Governmental Entity that materially impairs the operations of the Company and its Subsidiaries, taken as a whole;

(xx) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xxi) let lapse, fail to maintain, abandon or cancel any Material Intellectual Property; or

(xxii) authorize any of, or commit or agree to take any of, the foregoing actions.

(b) Except as set forth in Section 4.01(b) of the Parent Disclosure Letter, expressly contemplated or required by this Agreement, required by applicable Law (including the Pandemic Measures), or consented to in writing by the Company (such consent not to be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time, Parent shall not, and shall not permit any of its Subsidiaries to:

(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than (A) dividends or distributions by a direct or indirect wholly owned Subsidiary of Parent to its parent and (B) Parent’s regular quarterly cash dividends on Parent Common Stock, paid in the ordinary course consistent with past practice (for the avoidance of doubt, Parent shall not pay any interim or special dividend without the Company’s written consent);

(ii) split, combine or reclassify any of Parent’s capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

(iii) amend the Parent Certificate of Incorporation or the Parent Bylaws or the comparable organizational documents of Sub in a manner that would be materially or disproportionately adverse to the holders of shares of Company Common Stock (relative to other holders of Parent Common Stock) or would, or would reasonably be expected to, have the effect of delaying or preventing the consummation of the Merger or the Transactions;

(iv) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent or Sub; or

(v) authorize any of, or commit or agree to take any of, the foregoing actions.

(c) Advice of Changes. From and after the date hereof and until the earlier to occur of the Closing Date or the termination of this Agreement pursuant to Section 7.01, subject to applicable Law, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, would reasonably be expected to cause, in the case of any such notice from the Company to Parent, any condition set forth in Section 6.02 not to be satisfied, or in the case of any such notice from Parent to the Company, any condition set forth in Section 6.03 not to be satisfied, (b) any notice or other communication received by such party from any Governmental Entity in connection with this Agreement, the Merger or the other Merger Transactions, or from any person alleging that the consent of such person is or may be required in connection with the Merger or the other Merger Transactions, if the subject matter of such notice or other communication or the failure of such party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Corporation or Parent, and (c) any claims, investigations or proceedings commenced or, to such party’s Knowledge, threatened in writing against, relating to or involving or otherwise affecting such party (including its Board of Directors) or any of its Subsidiaries that relate to this Agreement, the Merger or the other Merger Transactions. Notwithstanding anything in this Agreement to the contrary, no such notification shall, in and of itself, affect the representations, warranties, covenants or agreements of the parties herein or the conditions to the obligations of the parties hereto.

SECTION 4.02. Solicitation; Change in Recommendation.

(a) The term “Takeover Proposal” means any inquiry, proposal or offer from any person or group of persons relating to (a) any direct or indirect acquisition or purchase in any manner, in each case whether in a single transaction or a series of transactions, of (1) 15% or more (based on the fair market value thereof) of the consolidated total assets (including capital stock of the Subsidiaries of the Company) of the Company and its Subsidiaries, taken as a whole, or (2) 15% or more of outstanding shares of Company Common Stock, (b) any tender offer or exchange offer, in each case whether in a single transaction or a series of transactions, that, if consummated, would result in any person or group or persons owning, directly or indirectly, 15% or more of outstanding shares of Company Common Stock or (c) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution, share exchange or similar transaction involving the Company or any of its Subsidiaries pursuant to which any person or group (or the stockholders of any person) would own, directly or indirectly, (i) 15% or more of any class of equity securities of the Company or of the surviving entity in a merger or the resulting direct or indirect parent of the Company or such surviving entity or (ii) businesses or assets that constitute 15% or more of the consolidated revenues, net income or total assets of the Company and its Subsidiaries, other than, in each case, the transactions contemplated by this Agreement.

(b) Except as permitted by Section 4.02(d), the Company shall not and shall cause its Subsidiaries and its and their respective Representatives not to, directly or indirectly (including through another person), (A) solicit, initiate, knowingly facilitate, knowingly encourage, or knowingly induce any Takeover Proposal, (B) engage in any discussions or negotiations with any person (other than Parent or any of its Representatives) relating to or for the purpose of encouraging or facilitating, any Takeover Proposal or grant any waiver, release or amendment under (or otherwise not enforce the terms of) any standstill, confidentiality or other similar agreement (except that if the Board of Directors of the Company determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to grant any waiver or release would be inconsistent with its fiduciary duties under applicable Law, the Company may, with prior written notice to Parent, waive any such standstill provision or grant any such release solely to the extent necessary to permit the applicable person (if it has not been solicited in violation of this Section 4.02) to make, on a confidential basis to the Board of Directors of the Company, a Takeover Proposal, conditioned upon such person agreeing to disclosure of such Takeover Proposal to Parent), (C) provide any confidential or nonpublic information or data to any person relating to, or otherwise for the purpose of encouraging or facilitating, any Takeover Proposal or (D) resolve to do any of the foregoing.

(c) The Company shall immediately cease and cause to be terminated any solicitation, knowing encouragement, discussion or negotiation of or with, or cooperation with, or assistance or participation in, or facilitation of (including by way of providing access to non-public information), any inquiries, proposals, discussions or negotiations with any person or group of persons conducted prior to the date hereof by the Company, its Subsidiaries or any of their respective Representatives with respect to any Takeover Proposal and use commercially reasonable efforts to cause all confidential information provided by or on behalf of the Company, any of its Subsidiaries or any of their respective Representatives to such person or group of persons be returned or destroyed. In furtherance of the foregoing, promptly after the date hereof (and in any event within one (1) Business Day following the date hereof), the Company shall (i) request in writing that each person that has heretofore executed a confidentiality agreement in connection with its consideration of a Takeover Proposal or potential Takeover Proposal promptly destroy or return to the Company all nonpublic information heretofore furnished by the Company or any of its Representatives to such person or any of its Representatives in accordance with the terms of such confidentiality agreement and (B) terminate access to any physical or electronic data rooms relating to a possible Takeover Proposal by such person and its Representatives.

(d) Notwithstanding anything to the contrary contained in Section 4.02(b) or Section 4.02(c), if at any time prior to obtaining the Company Stockholder Approval, (i) the Company has received an unsolicited written Takeover Proposal from a third party that the Board of Directors of the Company determines in good faith to be bona fide, (ii) the Board of Directors of the Company determines in good faith, after consultation with the Company’s financial advisor and outside legal counsel, that such Takeover Proposal constitutes or would reasonably be expected to result in a Superior Proposal, (iii) after consultation with its outside legal counsel, the Board of Directors of the Company determines in good faith that failing to take such action would be inconsistent with its fiduciary duties under applicable Law and (iv) such Takeover Proposal did not arise out of or result from a breach of this Section 4.02 in connection with such Takeover Proposal, then the Company may (A) furnish information with respect to the Company and its Subsidiaries to the person making such Takeover Proposal and its Representatives and financing sources, and (B) engage in discussions or negotiations with the person making such Takeover Proposal and its Representatives and financing sources regarding such Takeover Proposal; provided, that the Company (x) will not, and will not allow its Subsidiaries or its or their Representatives to, disclose any non-public information to such person without first entering into an Acceptable Confidentiality Agreement with such person, and (y) will substantially concurrently with the time such information is provided to such person making such Takeover Proposal provide, in accordance with the terms of the Confidentiality Agreement, to Parent any material non-public information, including copies of all written materials, concerning the Company or its Subsidiaries to be provided to such other person which was not previously provided to Parent.

(e) The term “Superior Proposal” means any bona fide Takeover Proposal (with the percentages set forth in the definition thereof changed from 15% to 50%) made in writing that the Board of Directors of the Company determines in good faith is reasonably likely to be consummated and that is on terms which the Board of Directors of the Company determines in good faith (after consultation with the Company’s financial advisor and outside counsel) would be more favorable to the stockholders of the Company from a financial point of view than the Merger, taking into account all financial, legal, regulatory, financing, certainty and timing of consummation and other aspects of such proposal and of this Agreement (including any changes to the financial and other terms of this Agreement proposed by Parent to the Company prior to the expiration of the applicable periods referred to in Section 4.02(g) below in response to such proposal or otherwise).

(f) The Company shall as promptly as practicable (but in any event within 24 hours) notify Parent, orally and in writing, in the event that the Company, any of its Subsidiaries or any of their respective Representatives receives (A) any Takeover Proposal or (B) any inquiries, proposals or offers received by, any request for non-public information from, or any discussions or negotiations initiated or continued (or sought to be initiated or continued) with, the Company, any of its Subsidiaries or any of their respective Representatives in furtherance of or otherwise concerning a Takeover Proposal, and in each case shall include in such notice an unredacted copy of such Takeover Proposal or request (including, as applicable, all written proposals, written indications of interest, draft agreements or other written materials relating thereto) (or, where no such copy exists or is available, a written description thereof that includes the material terms and conditions thereof), including the identity of the person making such Takeover Proposal or other request. The Company shall keep Parent reasonably informed on a prompt basis (and, in any case, within twenty-four (24) hours of any significant development) of the status of such Takeover Proposal or other inquiry, offer, proposal or request (including the terms and conditions thereof) and any material developments, discussions and negotiations with respect to any such Takeover Proposal or other inquiry, offer, proposal or request (including any material changes thereto), and shall promptly (but in any event within twenty-four (24) hours) provide to Parent copies of any additional or revised written proposals, written indications of interest and/or draft agreements relating to such Takeover Proposal or other inquiry, offer, proposal or request, and/or other written materials that describe any of the terms and conditions of such Takeover Proposal or other inquiry, offer, proposal or request.

(g) Neither the Board of Directors of the Company nor any committee thereof shall (i)(A) withdraw (or modify or qualify in a manner adverse to Parent), or publicly propose to withdraw (or modify or qualify in a manner adverse to Parent), the approval, recommendation or declaration of advisability by such Board of Directors or any such committee of this Agreement or the Merger, (B) recommend the approval or adoption of, or approve or adopt, declare advisable or publicly propose to recommend, approve, adopt or declare advisable, any Takeover Proposal, (C) fail to include the Company Recommendation in the Proxy Statement, (D) make or publicly propose to make any recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer (it being understood that the Board of Directors of the Company may (x) issue a “stop, look and listen” disclosure or (y) otherwise refrain from taking a position with respect to such a tender offer or exchange offer until the close of business as of the tenth (10th) Business Day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) under the Exchange Act, in each case, without such action being considered an Adverse Recommendation Change, so long as the Company reaffirms the Company Recommendation during the ten (10) Business Day period after the commencement of such tender offer or exchange offer) or (E) other than with respect to the period of up to ten (10) Business Days applicable to tender or exchange offers that are the subject of the preceding clause (D), fail to recommend against a Takeover Proposal or fail to reaffirm the Company Recommendation, in either case within ten (10) Business Days after a written request by Parent to do so following the public disclosure of a Takeover Proposal; provided, however, that (1) such ten (10) Business Day period shall be extended for an additional ten (10) Business Days following any material modification to any Takeover Proposal occurring after the receipt of Parent’s written request and (2) Parent shall be entitled to make such a written request for reaffirmation only once for each Takeover Proposal and once for each material amendment to such Takeover Proposal (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) approve or recommend, or publicly propose to approve or recommend, or cause or permit the Company or any of its Subsidiaries to execute or enter into, any binding or non-binding letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement related to (or that otherwise is intended to, or would reasonably be expected to, lead to) any Takeover Proposal, other than any Acceptable Confidentiality Agreement referred to in Section 4.02(d) (an “Acquisition Agreement”). Notwithstanding the foregoing or anything else in this Agreement to the contrary, at any time prior to obtaining the Company Stockholder Approval and subject to compliance with Section 5.06(b), the Board of Directors of the Company may, if the Board of Directors of the Company determines in good faith (after consultation with the Company’s financial advisor and outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law: (x) in response to a Superior Proposal (but only if such Superior Proposal did not arise out of or result from a breach by the Company of this Section 4.02) or Intervening Event, make an Adverse Recommendation Change or (y) in respect of a Superior Proposal that did not arise out of or result from a breach by the Company of this Section 4.02, cause the Company to terminate this Agreement and, concurrently with or immediately after such termination, cause the Company to enter into an Acquisition Agreement providing for such Superior Proposal; provided, however, that (1) no Adverse Recommendation Change may be made and (2) no termination of this Agreement pursuant to this Section 4.02(g) may be made, until after the fifth (5th) Business Day following Parent’s receipt of written notice from the Company advising Parent that the Board of Directors of the Company intends to (x) in the case of clause (1) above, make an Adverse Recommendation Change (a “Notice of Adverse Recommendation”) or (y) in the case of clause (2) above, terminate this Agreement pursuant to this Section 4.02(g) (a “Notice of Superior Proposal”) and specifying the reasons therefor, including, (i) if the basis of the proposed action by the Board of Directors of the Company is a Superior Proposal, the material terms and conditions of such Superior Proposal (including the identity of the person making such Superior Proposal and a copy of the then-current forms of all of the relevant proposed transaction documents related thereto, including definitive agreements with respect to such Superior Proposal and the documents with respect to any financing of such Superior Proposal) or (ii) if the basis of the proposed action by the Board of Directors of the Company is an Intervening Event, a description of the Intervening Event and, unless the Company shall have:

(i) (A) during the five (5) Business Day period specified above (and any additional period provided for below), negotiated, and caused its financial and legal advisors to negotiate, with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) with respect to proposed adjustments to the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal (or, in the case of a Notice of Adverse Recommendation that is in response to an Intervening Event, so that the failure to make such Adverse Recommendation Change is no longer inconsistent with the Board of Directors of the Company’s fiduciary duties under applicable Law), and (B) no earlier than the end of such negotiation period, the Board of Directors of the Company shall have determined in good faith, after consultation with the Company’s financial advisor and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement, that (x) in the case of a Notice of Superior Proposal, the Takeover Proposal that is the subject of the Notice of Superior Proposal still constitutes a Superior Proposal, and (y) in the case of a Notice of Superior Proposal or Notice of Adverse Recommendation, that the failure to take the action specified in such notice would still be inconsistent with its fiduciary duties under applicable Law; and

(ii) prior to or concurrently with a termination of this Agreement pursuant to this Section 4.02(g), paid the Company Termination Fee required under Section 5.06(b)(i).

In the event of any revisions to the Superior Proposal (or any material change to the facts and circumstances relevant to an Intervening Event) the Company shall be required to deliver a new Notice of Superior Proposal or Notice of Adverse Recommendation, as applicable, and to again comply with the requirements of this Section 4.02(g) with respect to such revised Superior Proposal or such modified Intervening Event (after giving effect to such changed facts and circumstances) (except that the new negotiation period shall expire on the later to occur of (x) two (2) Business Days following delivery of such new notice from the Company to Parent and (y) the expiration of the original five (5) Business Day period). The Company agrees that any violation of this Section 4.02 by any of the Company’s or its Subsidiaries’ respective Representatives shall be deemed to be a breach of this Agreement by the Company. In determining whether to make an Adverse Recommendation Change or to cause the Company to so terminate this Agreement pursuant to the terms of this Section 4.02(g), the Board of Directors of the Company shall take into account any changes to the financial and other terms of this Agreement proposed by Parent to the Company in response to a Notice of Adverse Recommendation or Notice of Superior Proposal.

(h) “Intervening Event” means a material event or circumstance that was not known or reasonably foreseeable to the Board of Directors of the Company on the date of this Agreement (or if known, the consequences of which are not known to or reasonably foreseeable by such Board of Directors as of the date hereof), which event or circumstance, or any consequence thereof, becomes known to the Board of Directors of the Company prior to the time at which the Company receives the Company Stockholder Approval; provided, however, that in no event shall any of the following constitute an Intervening Event: (i) the receipt or existence of any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to a Takeover Proposal, or (ii) any change in stock price or trading volume of the Company Common Stock or Parent Common Stock or the fact, in and of itself, that the Company meets or exceeds (or that Parent fails to meet or exceed) internal or published estimates, projections or forecasts for any period (provided, that the facts or causes underlying or contributing to such change, or to the meeting or exceeding (or failure to meet or exceed, as applicable) such estimates, projections or forecasts shall not be excluded by this clause (ii)).

(i) Nothing contained in this Section 4.02 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to its stockholders if the Board of Directors of the Company determines in good faith (after consultation with its outside counsel) that failure to do so would be inconsistent with its fiduciary duties under applicable Law; provided, that (x) nothing in this Section 4.02(i) shall be deemed to permit the Board of Directors of the Company to make an Adverse Recommendation Change or take any of the actions referred to in clause (ii) of Section 4.02(g) except, in each case, to the extent permitted by Section 4.02(g) and (y) in any disclosure made pursuant to clause (i) or (ii) of this Section 4.02(i) (other than any disclosure made in connection with an Adverse Recommendation Change permitted by Section 4.02(g)), the Board of Directors of the Company shall expressly publicly reaffirm the Company Recommendation.

ARTICLE V

Additional Agreements

SECTION 5.01. Preparation of the Form S-4 and Proxy Statement; Company Stockholders’ Meeting.

(a) As promptly as practicable after the execution of this Agreement, (i) Parent and the Company shall jointly prepare and file with the SEC the proxy statement (as amended or supplemented from time to time, the “Proxy Statement”) to be sent to the stockholders of the Company relating to the meeting of the Company’s stockholders (the “Company Stockholders’ Meeting”) to be held to consider adoption of this Agreement and (ii) Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, the “Form S-4”), in which the Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Merger. Each of Parent and the Company shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments of the SEC), and, prior to the effective date of the Form S-4, Parent shall take all action reasonably required to be taken under any applicable state securities Laws in connection with the Parent Share Issuance. Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Proxy Statement. As promptly as practicable after the Form S-4 shall have become effective, the Company shall cause the Proxy Statement to be mailed to its stockholders. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement will made by Parent or the Company, in each case, without providing the other party a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to either the Form S-4 or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company. The parties hereto shall notify each other promptly of the time when the Form S-4 has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement, the Form S-4 or the Merger.

(b) The Company shall, as promptly as reasonably practicable following the effectiveness of the Form S-4 and subject to applicable Law, the Company Certificate of Incorporation, the Company Bylaws and the rules of New York Stock Exchange, establish a record date for, duly call, give notice of, convene and hold the Company Stockholders’ Meeting (the date of such meeting in no event being later than forty-five (45) days following the effectiveness of the Form S-4 unless otherwise agreed by Parent and the Company), and submit this Agreement to its stockholders for adoption, for the purpose of obtaining the Company Stockholder Approval. The Company shall not submit any other proposal to such stockholders in connection with the Company Stockholders’ Meeting (other than an advisory vote regarding merger-related compensation and a customary proposal regarding adjournment of the Company Stockholders’ Meeting) without the prior written consent of Parent. Unless the Board of Directors of the Company has made an Adverse Recommendation Change pursuant to Section 4.02(g), the Company shall, (i) through its Board of Directors, recommend to its stockholders adoption of this Agreement and shall include the Company Recommendation in the Proxy Statement and (ii) use reasonable best efforts to obtain from its stockholders the Company Stockholder Approval in favor of the adoption of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not adjourn or postpone the Company Stockholders’ Meeting without Parent’s prior written consent; provided that without Parent’s prior written consent, the Company may, to the extent permitted by the Company Certificate of Incorporation and the Company Bylaws and applicable Law, adjourn or postpone the Company Stockholders’ Meeting (i) after consultation with Parent, to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders’ Meeting or (ii) if as of the time for which the Company Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting, provided, further, that (x) any such adjournment or postponement shall be for a period of no more than ten (10) Business Days each, and (y) the Company shall only be permitted to effect up to two (2) such adjournments or postponements pursuant to this clause (ii) (in the aggregate); and provided, further, that no postponement contemplated by this clause (ii) shall be permitted if it would require a change to the record date for the Company Stockholders’ Meeting.

(c) Unless this Agreement is validly terminated in accordance with Article VII, the Company shall submit this Agreement to its stockholders for adoption at the Company Stockholders’ Meeting even if the Board of Directors of the Company shall have effected an Adverse Recommendation Change.

SECTION 5.02. Access to Information; Confidentiality. The Company shall, and shall cause its Subsidiaries to, provide Parent, Sub and their respective officers, employees, accountants, counsel, consultants, financial advisors and other Representatives, reasonable access during normal business hours during the period prior to the earlier of the Effective Time and the termination of this Agreement to all of the Company’s and its Subsidiaries’ properties, books and records and to those employees of the Company and its Subsidiaries, as applicable, to whom such persons reasonably request access, and, during such period, the Company and its Subsidiaries shall furnish as promptly as practicable to such persons all information concerning its and its Subsidiaries’ business, properties and personnel as such persons may reasonably request. Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries shall be required to provide access to or disclose information if the Company reasonably determines that such access or disclosure would jeopardize the attorney-client privilege of the Company or any of its Subsidiaries, as applicable, or contravene any Law to which the Company or any of its Subsidiaries, as applicable, is subject or a party; provided, that in any such case, the Company shall provide such information in redacted form as necessary to preserve such privilege or comply with such Law or otherwise make appropriate substitute disclosure arrangements, to the extent possible. Except for disclosures expressly permitted by the terms of the confidentiality letter agreement dated as of March 17, 2022, between Intercontinental Exchange Holdings, Inc. and the Company (as such agreement may be amended or supplemented from time to time, the “Confidentiality Agreement”), each of the Company and Parent shall hold, and shall cause their respective officers, employees, accountants, counsel, financial advisors and other Representatives to hold, all information received from the other party or its Representatives, directly or indirectly, in confidence in accordance with the Confidentiality Agreement. No information or knowledge obtained by any person in any investigation pursuant to this Section  5.02 shall affect or be deemed to modify any representation or warranty made by any party hereto.

SECTION 5.03. Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the Company and Parent shall use its respective reasonable best efforts to (i) cause the Transactions to be consummated as soon as practicable, (ii) obtain all actions or non-actions, approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any Governmental Entity or third party necessary, proper or advisable to consummate the Transactions as soon as practicable, (iii) make promptly any required submissions and filings under applicable Antitrust Laws with respect to the Transactions, (iv) as soon as practicable furnish information required in connection with such submissions and filings under such Antitrust Laws, and (v) keep the other parties hereto reasonably informed with respect to the status of any such submissions and filings under Antitrust Laws, including with respect to: (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under Antitrust Laws and (D) the nature and status of any objections raised or proposed or threatened to be raised under Antitrust Laws with respect to the Transactions. In furtherance and not in limitation of the foregoing, each of the Company and Parent agree to (i) make, or with respect to the parties’ respective Affiliates, cause to be made, appropriate filings pursuant to the HSR Act with respect to the Transactions as soon as practicable (and, in any event, within ten (10) Business Days after the date hereof (unless Parent and the Company otherwise agree to a different date)), (ii) cooperate with each other with respect to the preparation of such filings under the HSR Act, (iii) supply as soon as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other Antitrust Law, (iv) in the event that any applicable Governmental Entity issues a so-called “second request” (a “Second Request”) in relation to the Transactions, use best efforts to be ready to certify substantial compliance within four months after the date of receipt of such Second Request, and (v) use its reasonable best efforts to take, or cause to be taken, all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable, consistent with this Section 5.03 and subject to the limitations on Parent’s duties specified in Section 5.03(c). Parent shall be responsible for all filing fees under the HSR Act and other Antitrust Laws. The parties hereto shall cause the filings under the HSR Act to be considered for grant of “early termination”.

(b) Each party hereto shall: (i) promptly notify the other parties hereto of, and if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any communication to such person from a Governmental Entity and permit the others to review and discuss in advance (and to consider in good faith any comments made by the others in relation to) any proposed written communication to a Governmental Entity, (ii) keep the others reasonably informed of any developments, meetings or discussions with any Governmental Entity in respect of any filings, investigation, or inquiry concerning the Transactions and (iii) not independently participate in any meeting or discussions with a Governmental Entity in respect of any filings, investigation or inquiry concerning the Transactions without giving the other parties prior notice of such meeting or discussions and, unless prohibited by such Governmental Entity, the opportunity to attend or participate. However, (A) each of Parent and the Company may designate any non-public information provided to any Governmental Entity as restricted to “Outside Antitrust Counsel Only” and any such information shall not be shared with employees, officers, managers or directors or their equivalents of the other parties hereto without approval of the party providing the non-public information, and (B) materials may be redacted (x) to remove references concerning the valuation of the Company, (y) as necessary to comply with contractual arrangements and (z) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

(c) In furtherance and not in limitation of the foregoing, each party to this Agreement agrees to use its reasonable best efforts to take, and to cause its Affiliates to take, promptly any and all steps necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under the Antitrust Laws applicable to the Transactions so as to enable the parties hereto to close the Transactions as soon as practicable (and in any event no later than five (5) Business Days prior to the Outside Date), provided, however, that such obligation shall not require Parent or any of its Affiliates to agree to any structural or behavioral remedy required by any Governmental Entity to satisfy its obligations in this Section 5.03 or the condition set forth in Section 6.01(b).

(d) In furtherance and not in limitation of the foregoing, in the event that any litigation or other administrative or judicial action or proceeding by any Governmental Entity or private third party is commenced, threatened or is foreseeable challenging any of the Transactions under an Antitrust Law and such litigation, action or proceeding seeks, or would reasonably be expected to seek, to prevent, materially impede or materially delay the consummation of the Transactions, Parent and the Company shall, at the option of Parent, cooperate with each other and contest and resist any such litigation, action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions as promptly as practicable and in any event no later than five (5) Business Days prior to the Outside Date.

(e) Notwithstanding the foregoing, Parent shall, in all cases, after consultation with the Company, use good faith efforts to consider and reflect all views and input provided by the Company with respect to such matters, (A) determine timing and strategy and be solely responsible for the final content of any substantive oral or written communications with any applicable Governmental Entity (provided, however, that Parent shall not be responsible for the factual representations relating to the Company contained in filings under the HSR Act, or factual responses to compulsory process, that are made by the Company without any input from Parent), and (B) lead all proceedings and coordinate all activities, in each such case under clauses (A) and (B) with respect to seeking actions, consents, approvals or waivers of any Governmental Entity under any Antitrust Laws; provided, that without the Company’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Parent may not withdraw any filing under the HSR Act (provided, however, that Parent may “withdraw and refile” its initial filing under the HSR Act one time in the manner prescribed by 16 CFR § 803.12(c) without the Company’s consent) or enter into any so-called “timing agreement” or similar agreement with any Governmental

Entity responsible for enforcing Antitrust Laws if such agreement would prevent or render impossible the occurrence of the Closing prior to the Outside Date.

(f) Parent shall not, nor shall it permit its Affiliates to, acquire or agree to acquire any rights, assets, business, person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition could reasonably be expected to delay obtaining or increase the risk of not obtaining any clearance, consent, approval or waiver under the HSR Act and any other Antitrust Laws applicable to the Transactions.

(g) For purposes of this Agreement, “reasonable best efforts” of the Company will require, in addition to its other obligations under Section 5.03, the Company (but only to the extent requested by Parent) to commit to and effect, by consent decree, hold separate orders, trust, or otherwise, (i) the sale, license, holding separate or other disposition of assets or businesses of the Company or any of its Subsidiaries, (ii) terminating, relinquishing, modifying or waiving existing relationships, ventures, contractual rights, obligations or other arrangements of the Company or its Subsidiaries, (iii) creating any relationships, ventures, contractual rights, obligations or other arrangements of the Company or its Subsidiaries and (iv) any other action, including agreeing to future behavioral remedies, requested by a Governmental Entity (each a “Remedial Action”); provided, however, that any Remedial Action may, at the discretion of the Company, be conditioned upon consummation of the Transactions.

SECTION 5.04. Employee Matters.

(a) Following the Effective Time and until the first anniversary of the Closing Date, Parent shall provide, or shall cause the Surviving Corporation to provide, each individual who is employed by the Company or any of its Subsidiaries immediately before the Effective Time (the “Company Employees”) and who continues employment with (i) annual base compensation (base salary or base wage, as applicable) that is no less favorable than the annual base compensation (base salary or base wage, as applicable) provided to such Company Employee immediately prior to the Effective Time, (ii) target cash incentive opportunities that are no less favorable than the target cash incentive opportunities provided to such Company Employee immediately prior to the Effective Time, (iii) target equity incentive opportunities that are no less favorable than those provided by Parent or its Subsidiaries to similarly situated employees, and (iv) other employee benefits and compensation (excluding severance payments and severance benefits) that are no less favorable in the aggregate to the other employee benefits and compensation (excluding severance payments and severance benefits) provided to such Company Employee immediately prior to the Effective Time. In addition, upon a termination of a Company Employee’s employment other than for cause prior to the first anniversary of the Closing Date, Parent shall provide, or shall cause the Surviving Corporation to provide, the severance payments and benefits as set forth on Section 5.04(a) of the Company Disclosure Letter. Further, Parent shall, or shall cause the Surviving Corporation to, continue the Company’s annual bonus program for the remainder of the calendar year in which the Effective Time occurs and administer it in the ordinary course consistent with past practice and taking into account the determinations made prior to the Effective Time with respect to such annual bonus program or target amounts thereunder pursuant to Section 4.01(a)(xiii) of the Company Disclosure Letter.

(b) Without limiting the generality of Section 5.04(a), from and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor all obligations under the Company Benefit Plans and Company Benefit Agreements, in each case in accordance with their terms as in effect immediately prior to the Effective Time, including with respect to any payments, benefits or rights arising as a result of the Transactions (either alone or in combination with any other event); provided, however, that nothing in this Section 5.04(b) shall prevent Parent, the Surviving Corporation and its Subsidiaries from amending or terminating such plans or agreements in accordance with their terms or applicable Law.

(c) With respect to all plans maintained by Parent, the Surviving Corporation or their respective Subsidiaries (including any vacation, paid time-off and severance plans), for all purposes, including determining eligibility to participate, level of benefits, and vesting (but excluding benefit accruals), each Company Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary) shall be treated as service with Parent, the Surviving Corporation or any of their respective Subsidiaries to the extent such service was recognized under the comparable Company Benefit Plan immediately prior to the Effective Time; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.

(d) Without limiting the generality of Section 5.04(a), Parent shall use reasonable best efforts to cause to be waived any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent, the Surviving Corporation or any of their respective Subsidiaries in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time. Parent shall use reasonable best efforts to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

(e) For the avoidance of doubt and notwithstanding anything to the contrary herein or in any Company Benefit Plan or Company Benefit Agreement, for purposes of any Company Benefit Plan or Company Benefit Agreement containing a definition of “change in control” of the Company or “change of control” of the Company, the Closing shall be deemed to constitute a “change in control” or “change of control”; provided, that unless explicitly provided for under this Agreement (including Section 3.01(i)(viii) of the Company Disclosure Letter), the Closing shall not constitute a “change in control” of a Subsidiary, “change of control” of a Subsidiary or “sale” of a Subsidiary of the Company for purposes of any Company Benefit Plan or Company Benefit Agreement; provided, further, for purposes of any such Company Benefit Plans or Company Benefit Agreements that provide for deferred compensation within the meaning of Section 409A of the Code, the foregoing shall not accelerate the time of payment or distribution of any such deferred compensation (but shall accelerate vesting if provided for in accordance with the terms thereof) if the transactions contemplated by this Agreement do not otherwise constitute a “change in control,” “change of control” or term of similar import under the applicable plan and to so declare as a “change in control,” “change of control” or term of similar import would result in an impermissible payment or distribution for purposes of Section 409A of the Code.

(f) The provisions of this Section 5.04 are solely for the benefit of the parties to this Agreement, and no other person (including any Company Employee or any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, except as provided in Section 8.07, and no provision of this Section 5.04 shall create such rights in any such persons. No provision of this Agreement shall be construed (i) as a guarantee of continued employment of any Company Employee, (ii) to prohibit Parent or the Surviving Corporation from having the right to terminate the employment of any Company Employee or to prohibit the Company or any of its Subsidiaries from having the right to terminate the employment of any individual prior to the Effective Time, (iii) to prevent the amendment, modification or termination of any Company Benefit Plan or Company Benefit Agreement after the Closing (in each case in accordance with the terms of the applicable Company Benefit Plan or Company Benefit Agreement) or (iv) as an amendment or modification of the terms of any Company Benefit Plan or Company Benefit Agreement.

SECTION 5.05. Indemnification, Exculpation and Insurance.

(a) All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any person who is or prior to the Effective Time becomes, or has been at any time prior to the date of this Agreement, a director, officer, employee or agent (including as a fiduciary with respect to a Company Benefit Plan) of the Company, any of its Subsidiaries or any of their respective predecessors as provided in the Company Certificate of Incorporation, the Company Bylaws, the organizational documents of any Subsidiary of the Company or any indemnification agreement set forth in Section 5.05(a) of the Company Disclosure Letter, between a director, officer, employee or agent (including as a fiduciary with respect to a Company Benefit Plan) of the Company or any of its Subsidiaries and the Company or any of its Subsidiaries (in each case, as in effect on the date hereof) shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such director, officer, employee or agent.

(b) Without limiting Section 5.05(a) or any rights of any director or officer of the Company or any of its Subsidiaries or any of their respective predecessors (each, an “Indemnified Party”) pursuant to any indemnification agreement, from and after the Effective Time, in the event of any threatened or actual claim, action, suit, proceeding or investigation (a “Claim”), whether civil, criminal or administrative, based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that the Indemnified Party is or was a director (including in a capacity as a member of any board committee) or officer of the Company, any of its Subsidiaries or any of their respective predecessors or (ii) this Agreement or any of the Transactions, whether in any case asserted or arising before or after the Effective Time, Parent shall cause the Surviving Corporation or the applicable Subsidiary to indemnify and hold harmless, as and to the fullest extent permitted by Law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law upon receipt of any undertaking required by applicable Law), judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual Claim. None of Parent or the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual Claim for which indemnification would reasonably be expected to be sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent. Parent and the Surviving Corporation shall cooperate with an Indemnified Party in the defense of any matter for which such Indemnified Party could seek indemnification hereunder. Parent’s and the Surviving Corporation’s obligations under this Section 5.05(b) shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Claim asserted or made within such period shall continue until the final disposition of such Claim.

(c) The Company may (or, at the request of Parent, shall use commercially reasonable efforts to) obtain, at or prior to the Effective Time, prepaid (or “tail”) directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time for six years from the Effective Time, covering each Indemnified Party on terms with respect to such coverage and amounts no less favorable than those of such policies in effect on the date of this Agreement; provided, however, that, without the prior written consent of Parent, the Company may not expend therefor in excess of 300% of the annual amount (the “Annual Amount”) paid by the Company for coverage as of the date of this Agreement (such amount, equal to 300% of the annual amount, the “D&O Tail Premium Cap”). In the event the Company does not obtain such “tail” insurance policies, then, for a period of six years from the Effective Time, Parent shall maintain in effect the Company’s current directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time, covering each Indemnified Party on terms with respect to such coverage and amounts no less favorable than those of such policies in effect on the date of this Agreement; provided, however, that Parent may substitute therefor policies of a reputable and financially sound insurance company containing terms, including with respect to coverage and amounts, no less favorable to any Indemnified Party; provided, further, however, that in satisfying its obligation under this Section 5.05(c), Parent shall not be obligated to pay for coverage for any 12-month period aggregate premiums for insurance in excess of the D&O Tail Premium Cap, it being understood and agreed that Parent shall nevertheless be obligated to provide such coverage as may be obtained for the Annual Amount.

(d) In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a substantial portion of its properties and other assets to any person, or if Parent dissolves the Surviving Corporation, then, and in each such case, Parent shall cause proper provision to be made so that the applicable successors and assigns or transferees expressly assume the obligations set forth in this Section 5.05.

(e) The provisions of this Section 5.05 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

SECTION 5.06. Fees and Expenses.

(a) Except as provided in Section 5.03, Section 5.05, Section 5.06(b) and Section 5.09, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Transactions are consummated.

(b) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 7.01(f); or

(ii) (A) after the date of this Agreement, a Takeover Proposal shall have been publicly made to the Company or shall have been made directly to the stockholders of the Company generally or shall have otherwise become publicly known, (B) thereafter, this Agreement is terminated (1) by Parent or the Company pursuant to Section 7.01(b)(iii), (2) by Parent or the Company pursuant to Section 7.01(b)(i) (but only if the Company Stockholders’ Meeting has not been held by the Outside Date) or (3) by Parent pursuant to Section 7.01(c) (and at such time the Company Stockholder Approval has not been obtained) and (C) within twelve months after such termination, the Company enters into a definitive agreement to consummate or consummates the transactions contemplated by any Takeover Proposal; or

(iii) this Agreement is terminated by Parent pursuant to Section 7.01(e);

then, in each case, the Company shall pay Parent or its designee(s) an aggregate fee equal to the Company Termination Fee by wire transfer of same-day funds (1) in the case of a payment required by clause (i) above, on the date of termination of this Agreement, (2) in the case of a payment required by clause (iii) above, within two (2) Business Days following termination of this Agreement, and (3) in the case of a payment required by clause (ii) above, on the earlier of the date of entry into a definitive agreement or the date of consummation referred to in clause (ii)(C), it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. For purposes of this Section 5.06(b), the term “Takeover Proposal” shall have the meaning assigned to such term in Section 4.02(a) except that all references to 15% therein shall be deemed to be references to 50%.

(c) If this Agreement is terminated:

(i) by Parent or the Company pursuant to Section 7.01(b)(i) and at the time of such termination (A) the conditions set forth in Section 6.01(b) or Section 6.01(c) (to the extent the Restraint relates to an Antitrust Law) has not been satisfied, (B) a Willful Breach by the Company of its obligations under Section 5.03 has not been the primary cause of one or more of the conditions set forth in Section 6.01(b) or Section 6.01(c) (to the extent the Restraint relates to an Antitrust Law) to not be satisfied and (C) all other conditions to the obligations of Parent and Sub to effect the Merger set forth in Section 6.01 (including Section 6.01(c) to the extent the Restraint does not relate to an Antitrust Law) and Section 6.02 have been satisfied or (to the extent permitted by applicable Law) waived (or, in the case of those conditions that by their terms are to be satisfied at the Closing, such conditions are capable of being satisfied if the Closing were to occur), other than those conditions the failure of which to be satisfied is primarily attributable to a breach by Parent or Sub of their representations, warranties, covenants or agreements contained in this Agreement; or

(ii) by Parent or the Company pursuant to Section 7.01(b)(ii) (to the extent the Restraint relates to an Antitrust Law), and, at the time of such termination, a Willful Breach by the Company of its obligations under Section 5.03 has not been the primary cause of such Restraint or such imposition of such Restraint;

then Parent shall promptly (and in any event within two (2) Business Days following termination of this Agreement) pay to the Company an aggregate fee equal to the Parent Termination Fee by wire transfer of same-day funds.

(d) In the event this Agreement is terminated by either Parent or the Company pursuant to Section 7.01(b)(iii), then the Company shall pay Parent (by wire transfer of immediately available funds within two (2) Business Days after the date following such termination when Parent provides the Company with written notice of such expenses) the reasonable and documented out-of-pocket costs and expenses (including all such fees and expenses incurred in connection with the financing of the transactions contemplated by this Agreement and such fees and expenses of counsel, accountants, investment bankers, experts and consultants, incurred by Parent and Sub in connection with this Agreement and the transactions contemplated by this Agreement) in an amount not to exceed $40,000,000 (the “Parent Expenses”); provided that any payment of the Parent Expenses shall not affect Parent’s right to receive any Company Termination Fee otherwise due under Section 5.06(b), but shall reduce, on a dollar-for-dollar basis, any Company Termination Fee that becomes due and payable under Section 5.06(b).

(e) Each of the parties hereto acknowledges and agrees that the agreements contained in this Section 5.06 are an integral part of the Transactions, and that, without these agreements, the other parties hereto would not have entered into this Agreement; accordingly, if the Company or Parent, as the case may be, fails promptly to pay any amount due pursuant to this Section 5.06, and, in order to obtain such payment, the Company or Parent, as the case may be, commences a suit that results in a judgment against the other party for the payment set forth in this Section 5.06, such paying party shall pay to the other party or parties, as applicable, its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of such amount from the date such payment was required to be made until the date of payment at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made (“Collection Expenses”).

SECTION 5.07. Public Announcements. The parties hereto agree that the initial press release to be issued with respect to the Transactions shall be in the form heretofore agreed to by the parties. From the date of such announcement through the Closing Date, and so long as this Agreement is in effect, none of the Company, Parent or Sub shall issue or cause the publication of any public press release or other public announcement concerning the Transactions without the prior consultation and consent of the other parties hereto (which consent shall not be unreasonably withheld or delayed), except as may be required by applicable Law, court process or the rules and regulations of any national securities exchange or national securities quotation system and except for any matters referred to in Section 4.02 or in connection with any dispute between the parties hereto regarding this Agreement or the Transactions. Notwithstanding the foregoing, without prior consent of the other parties hereto, each party hereto may disseminate information substantially consistent with information included in any press release or other document previously approved for external distribution by the other parties hereto.

SECTION 5.08. Stockholder Litigation. The Company shall provide Parent prompt notice (and in any event within forty-eight (48) hours) of any litigation brought or claim made by any stockholder of the Company or purported stockholder of the Company against the Company, any of its Subsidiaries and/or any of their respective directors or officers relating to the Merger or any of the other Transactions or this Agreement, and shall keep Parent informed on a prompt and timely basis with respect to the status thereof. The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation or claim against the Company and/or its directors or officers relating to the Transactions, and no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld or delayed).

SECTION 5.09. Debt Financing.

(a) Prior to the Closing Date, the Company shall provide, and cause its Subsidiaries to provide, and shall request that its Representatives provide, to Parent and Sub such cooperation as is reasonably requested by Parent in connection with the arrangement of the Debt Financing (it being understood that the receipt of such financing is not a condition to the obligations of Parent and Sub under this Agreement), including using its reasonable best efforts to (i) participate in a reasonable number of requested meetings (including customary one-on-one meetings that are requested in advance with the parties acting as lead arrangers, underwriters or agents for, and prospective lenders and purchasers of, the Debt Financing and the Company’s senior management and Representatives), presentations, roadshows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Debt Financing, (ii) assist with the preparation of customary materials for rating agency presentations, offering documents, public and private bank information memoranda and similar documents reasonably required in connection with the Debt Financing, (iii) furnish, unless then filed with the SEC, (a) the audited annual financial statements of the Company required to be included in the Company’s annual report on Form 10-K for each completed fiscal year of the Company ended at least sixty (60) days prior to the Closing Date and (b) the unaudited interim financial statements required to be included in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2022 and each subsequent fiscal quarter (other than the fourth fiscal quarter of any fiscal year) ended on a date that is at least forty (40) days before the Closing Date, in each case as promptly as reasonably practicable in light of the Company’s customary financial reporting practice, (iv) provide Parent with reasonable assistance in connection with Parent’s preparation of customary pro forma financial statements for any Debt Financing, (v) cause its independent accountants to provide reasonable assistance to Parent consistent with customary practice (including to provide and consent to the use of their audit reports relating to the Company’s consolidated financial statements), and any necessary “comfort letters” (which shall include customary “negative assurance” comfort) and to provide customary representation letters to the extent required by such independent accountants in connection with the foregoing, in each case, on customary terms and consistent with customary practice in connection with the Debt Financing and (vi) arrange for a customary payoff letter and lien terminations to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all indebtedness contemplated under the Company Credit Agreement (subject to Parent or Sub providing funds to the Company as of the Closing to pay all such amounts) and to otherwise reasonably cooperate with Parent, upon Parent’s request and reasonable notice, in connection with the payoff, redemption, or satisfaction and discharge, of the Company Notes contingent upon the Closing. In no event shall the Company or any of its Subsidiaries or any of its Representatives be required pursuant to this Section 5.09 (including, for the avoidance of doubt, in connection with any Debt Financing or any Debt Offer) to (w) bear any cost or expense, pay any fee, enter into any definitive agreement, instrument or document (other than the execution of a supplemental indenture in connection with a Debt Offer described in Section 5.09(b) or the delivery of a notice of redemption in respect of the Company Notes in accordance with the applicable indenture that remains contingent on Closing) or incur any other liability, (x) take or commit to take any action pursuant to this Section 5.09 that (I) is not contingent upon the Closing, (II) would violate applicable Law, any organizational document or any material Contract of the Company or any of its Subsidiaries, (III) would unreasonably interfere with the ongoing operations of the Company or any of its Subsidiaries, (IV) would cause any representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries or (V) would cause any officer, director or employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability, (y) pass resolutions or consents other than as the Company may deem necessary or advisable to authorize any action to be taken by it pursuant to Section 5.09, or (z) provide to any person or prepare any financial statements or information that (I) are not available to the Company and prepared in the ordinary course of its financial reporting practice or (II) the Company or any of its Subsidiaries determines would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries. All non-public or otherwise confidential information regarding the Company or its Subsidiaries obtained by Parent or its Representatives pursuant to this Section 5.09 shall be kept confidential in accordance with the Confidentiality Agreement. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its

Subsidiaries. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries and their respective Representatives in connection with the Debt Financing or any Debt Offer, including the cooperation of the Company and its Subsidiaries and Representatives contemplated by Section 5.09, and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Debt Financing or any Debt Offer and any information used in connection therewith, except with respect to any historical information provided by the Company or any of its Subsidiaries.

(b) Parent shall be permitted to commence and conduct offers to purchase or exchange, and conduct consent solicitations with respect to, the Company Notes, the consummation or completion of which shall be conditioned upon (and shall not occur prior to) the Closing and which offers to purchase or exchange or consent solicitations shall have such other terms and conditions, including pricing terms and amendments to the terms and provisions of the applicable indenture, as are specified, from time to time, by Parent in consultation with the Company (each, a “Debt Offer” and, collectively, the “Debt Offers”) and which are permitted by the terms of such Company Notes, the applicable indenture and applicable law, including the rules and regulations of the SEC. Parent shall consult with the Company regarding the material terms and conditions (including the timing) of any Debt Offer, and Parent shall not be permitted to commence any Debt Offer unless Parent shall have provided the Company with the necessary offer to purchase, exchange offer, consent solicitation statement, letter of transmittal or press release, if any, in connection with the Debt Offer, and each other document that will be distributed by Parent to holders of the Company Notes in the Debt Offer, in each case, a reasonable period of time in advance of commencing the applicable Debt Offer to allow the Company and its counsel to review and comment on such Debt Offer documents (which comments shall be considered in good faith by Parent). Subject to the receipt of the requisite holder consents, in connection with any or all of the consent solicitations, the Company shall execute a supplemental indenture to the applicable indenture in accordance with the terms thereof amending the terms and provisions thereof as described in the applicable Debt Offer documents in a form as reasonably requested by Parent; provided that the amendments effected by such supplemental indentures shall be conditioned upon, and shall not become operative until, the Closing. In connection with any such Debt Offers, the Company shall use reasonable best efforts to (i) deliver and to cause counsel for the Company to deliver to the trustee for the Company Notes, a customary legal opinion in connection with the execution and delivery of such a supplemental indenture, to the extent such opinion would not conflict with applicable law and would be accurate in light of the facts and circumstances at the time delivered and (ii) provide to Parent upon its reasonable request cooperation in a manner substantially similar to that set forth in Section 5.09(a) with respect to any Debt Financing, to the extent customary in connection with such a Debt Offer. The dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with the Debt Offers will be selected and retained by Parent after consultation with the Company and their fees and out-of-pocket expenses will be paid directly by Parent. The consummation of any or all Debt Offers shall not be a condition to the Closing.

(c) Parent and Sub shall keep the Company informed on a timely basis in reasonable detail of any material developments relating to the Debt Financing and the Debt Offers.

SECTION 5.10. Rule 16b-3. Prior to the Effective Time, each of Parent and the Company shall take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) or acquisitions of Parent Common Stock or Parent equity securities (including derivative securities with respect to Parent Common Stock) pursuant to the Transactions by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 5.11. Sub and Surviving Corporation Compliance. Parent shall cause Sub or the Surviving Corporation, as applicable, to comply with all of its respective obligations under this Agreement and Sub shall not engage in any activities of any nature, except as provided in or contemplated by this Agreement.

SECTION 5.12. Sub Stockholder Vote. Promptly after the execution and delivery of this Agreement, Parent shall, or shall cause the sole stockholder of Sub to, execute and deliver to the Company a written consent adopting this Agreement in accordance with the DGCL.

SECTION 5.13. Stock Exchange De-listing. Each of the parties agrees to take, or cause to be taken, all actions reasonably necessary prior to the Effective Time to cause the Company’s securities to be de-listed from the New York Stock Exchange and de-registered under the Exchange Act as soon as reasonably practicable following the Effective Time.

SECTION 5.14. Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be listed on the New York Stock Exchange, subject to official notice of issuance, prior to the Effective Time.

SECTION 5.15. Termination of Affiliate Agreement. Prior to the Closing, the Company shall execute (and deliver to Parent a copy of) documentation, in form and substance reasonably satisfactory to Parent, terminating the agreement set forth on Section 5.15 of the Company Disclosure Letter without any further obligation or liability of the Company or any of its Subsidiaries thereunder.

ARTICLE VI

Conditions Precedent

SECTION 6.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Effective Time of the following conditions:

(a) Stockholder Approvals. The Company Stockholder Approval shall have been obtained.

(b) Regulatory Approvals. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or early termination thereof shall have been granted.

(c) No Injunctions or Restraints. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law, injunction, order or other judgment, in each case whether temporary, preliminary or permanent (collectively, “Restraints”), that is in effect and restrains, enjoins or otherwise prohibits the consummation of the Transactions.

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(e) Stock Exchange Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

SECTION 6.02. Conditions to Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in the first four sentences of Section 3.01(c) (Capital Structure) and Section 3.01(g)(i) (Absence of Certain Changes or Events) shall be true and correct (other than, in the case of the first four sentences of Section 3.01(c), such failures to be true and correct as are de minimis), in each case as of the date of this Agreement and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date), (ii) the representations and warranties of the Company set forth in Section 3.01(a) (Organization, Standing and Corporate Power), the second sentence of Section 3.01(b), Section 3.01(c) (Capital Structure) (other than the first four sentences thereof), Section 3.01(d)(i) (Authority; Noncontravention), Section 3.01(t) (State Takeover Statutes) and Section 3.01(u) (Brokers and Other Advisors) of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date) and (iii) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except, solely in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct has not had or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by the chief financial officer or the chief executive officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have, in all material respects, performed or complied with all obligations required to be performed or complied with by it under this Agreement by the time of the Closing, and Parent shall have received a certificate signed on behalf of the Company by the chief financial officer or the chief executive officer of the Company to such effect.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, circumstance, occurrence, effect, fact, development or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and Parent shall have received a certificate signed on behalf of the Company by the chief financial officer or the chief executive officer of the Company to such effect.

SECTION 6.03. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Sub set forth in the first four sentences of Section 3.02(b) (Capital Structure) and Section 3.02(f)(i) (Absence of Certain Changes or Events) shall be true and correct (other than, in the case of the first four sentences of Section 3.02(b), such failures to be true and correct as are de minimis), in each case as of the date of this Agreement and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date), (ii) the representations and warranties of Parent and Sub set forth in Section 3.02(a) (Organization, Standing and Corporate Power), Section 3.02(b) (Capital Structure) (other than the first four sentences thereof), Section 3.02(c)(i) (Authority; Noncontravention), Section 3.02(l) (State Takeover Statutes) and Section 3.02(m) (Brokers and Other Advisors) of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date) and (iii) each of the other representations and warranties of Parent and Sub set forth in this Agreement shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality,” “Parent Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except, solely in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct has not had or would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

The Company shall have received a certificate signed on behalf of Parent by the chief financial officer or the chief executive officer thereof to such effect.

(b) Performance of Obligations of Parent and Sub. Each of Parent and Sub shall have, in all material respects, performed or complied with all obligations required to be performed or complied with by it under this Agreement by the time of the Closing, and the Company shall have received a certificate signed on behalf of Parent by the chief financial officer or the chief executive officer thereof to such effect.

(c) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, circumstance, occurrence, effect, fact, development or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and the Company shall have received a certificate signed on behalf of Parent by the chief financial officer or the chief executive officer thereof to such effect.

SECTION 6.04. Frustration of Closing Conditions. None of the Company, Parent or Sub may rely on the failure of any condition set forth in Section 6.01, 6.02 or 6.03, as the case may be, to be satisfied if such failure was caused by such party’s (or (a) in the case of Parent, Sub’s, and (b) in the case of Sub, Parent’s) failure to perform any of its obligations under this Agreement.

ARTICLE VII

Termination, Amendment and Waiver

SECTION 7.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval, by delivery of written notice to the other parties hereto under the following circumstances:

(a)	by mutual written consent of Parent and the Company;

(b)	by either of Parent or the Company:

(i) if the Merger shall not have been consummated on or before May 4, 2023 (the “Outside Date”); provided, that, if on such date, any of the conditions to the Closing set forth in (A) Section 6.01(b) or (B) Section 6.01(c) (if, in the case of clause (B), the Restraint relates to an Antitrust Law) shall not have been satisfied, but all other conditions set forth in Article VI shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall then be capable of being satisfied if the Closing were to take place on such date) or waived, then the Outside Date shall be automatically extended to August 4, 2023, and such date shall become the Outside Date for purposes of this Agreement; provided, further, that if, on such extended Outside Date, any of the conditions to the Closing set forth in (A) Section 6.01(b) or (B) Section 6.01(c) (if, in the case of clause (B), the Restraint relates to an Antitrust Law) shall not have been satisfied, but all other conditions set forth in Article VI shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall then be capable of being satisfied if the Closing were to take place on such date) or waived, then the Outside Date shall be automatically further extended to November 4, 2023, and such date shall become the Outside Date for purposes of this Agreement; provided, further, that (x) if all of the conditions set forth in Article VI are satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, are then capable of being satisfied if the Closing were to take place on such date) on a date that occurs on or prior to the Outside Date (including as it may be extended as set forth above) but (y) the Closing would thereafter occur in accordance with Section 1.02 on a date (the “Specified Date”) that occurs within five (5) Business Days after such Outside Date, then the Outside Date shall automatically be extended to such Specified Date and the Specified Date shall become the Outside Date for purposes of this Agreement; provided, further, that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any party if the failure of such party (and in the case of Parent, Sub) to perform any of its obligations under this Agreement has been a principal cause of or resulted in the failure of the Merger to be consummated on or before such date;

(ii) if any Restraint having any of the effects set forth in Section 6.01(c) shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 7.01(b)(ii) shall have provided the other parties with three (3) Business Days prior written notice of its intent to terminate this Agreement pursuant to this Section 7.01(b)(ii); further provided, that the party seeking to terminate this Agreement pursuant to this Section 7.01(b)(ii) shall not have the right to terminate this Agreement pursuant to this Section 7.01(b)(ii) if the failure of such party (and in the case of Parent, Sub) to perform any of its obligations under this Agreement has been a principal cause of or resulted in such Restraint; or

(iii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof permitted hereunder at which a vote on this Agreement is taken;

(c) by Parent, if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.02(a) or 6.02(b) and (ii) is incapable of being cured prior to the Outside Date, or, if capable of being cured, shall not have been cured by the Company on or before the earlier of (x) the Outside Date and (y) the date that is thirty (30) days following Parent’s delivery of written notice to the Company of such breach or failure to perform; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(c) if either Parent or Sub is then in breach of any of its representations, warranties, covenants or agreements hereunder, which breach would give rise to the failure of a condition set forth in Section 6.03(a) or Section 6.03(b);

(d) by the Company, if Parent or Sub shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.03(a) or 6.03(b) and (ii) is incapable of being cured prior to the Outside Date, or, if capable of being cured, shall not have been cured by Parent or Sub on or before the earlier of (x) the Outside Date and (y) the date that is thirty (30) days following the Company’s delivery of written notice to Parent of such breach or failure to perform; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d) if the Company is then in breach of any of its representations, warranties, covenants or agreements hereunder, which breach would give rise to the failure of a condition set forth in Section 6.02(a) or Section 6.02(b);

(e) by Parent, prior to the receipt of the Company Stockholder Approval, in the event that (i) the Board of Directors of the Company shall have failed to include the Company Recommendation in the Proxy Statement or shall have otherwise made an Adverse Recommendation Change or (ii) the Company shall have materially breached its obligations under Section 5.01 by failing to hold the Company Stockholders’ Meeting in accordance with Section 5.01; or

(f) by the Company, in accordance with Section 4.02(g).

SECTION 7.02. Effect of Termination.

(a) In the event of termination of this Agreement as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Sub or the Company, other than the provisions of the second to last sentence of Section 5.02, Section 5.06, the indemnification and reimbursement obligations pursuant to Section 5.09(a), this Section 7.02 and Article VIII, which provisions shall survive such termination; provided, however, that nothing herein (except as provided otherwise in Section 7.02(b)) shall relieve the Company, Parent or Sub from liability for fraud or any Willful Breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, and the aggrieved party will be entitled to all rights and remedies available at law or in equity, including (i) in the case of fraud or a breach by Parent or Sub, liability to the Company for damages, determined taking into account all relevant factors, including, without duplication, the loss of the benefit of the Merger to the Company and the lost stockholder premium and any benefit to Parent or its stockholders arising from such fraud or breach, and (ii) in the case of fraud or a breach by the Company, liability to Parent for damages determined taking into account all relevant factors, including the loss of the benefit of the Merger to Parent and any benefit to the Company or its stockholders arising from such fraud or breach, and provided, further, that the Confidentiality Agreement shall survive such termination, each in accordance with its terms. For purposes of this Agreement, “Willful Breach” means a material breach that is a consequence of an act undertaken or failure to act by the breaching party with knowledge that the taking of or failure to take such act would cause a material breach of this Agreement.

(b) For the avoidance of doubt, each party hereto may pursue both a grant of specific performance in accordance with Section 8.10 and the payment of the Company Termination Fee or the Parent Termination Fee or damages for any Willful Breach of this Agreement, as applicable; provided, however, that under no circumstance shall any party hereto be entitled to receive both (i) a grant of specific performance under Section 8.10 of the other parties’ obligations to consummate the Closing as contemplated by this Agreement which results in such consummation and (ii) the payment of damages or all or any portion of the Company Termination Fee or the Parent Termination Fee, as applicable. Notwithstanding anything in this Agreement to the contrary, but without limiting the parties’ rights to pursue specific performance in accordance with Section 8.10, in the event that this Agreement is terminated by a party hereto under circumstances where the Parent Termination Fee or the Company Termination Fee is payable pursuant to Section 5.06 and is so paid, the payment of the Parent Termination Fee or the Company Termination Fee, as applicable, to the party entitled to receive such payment (together with any Collection Expenses) shall be the sole and exclusive remedy of the Company, Parent or their respective Subsidiaries and their respective former, current or further partners, stockholders, managers, members, Affiliates and Representatives, as applicable, and none of Parent, the Company, any of their respective Subsidiaries or any of their respective former, current or future partners, stockholders, managers, members, Affiliates or Representatives, as applicable, shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions. In addition (i) if Parent or Sub receive any payments from the Company in respect of any breach of this Agreement and thereafter Parent receives the Company Termination Fee pursuant to Section 5.06, the amount of such Company Termination Fee shall be reduced by the aggregate amount of such payments made by the Company prior to paying the Company Termination Fee in respect of any such breaches and (ii) if the Company receives any payments from Parent or Sub in respect of any breach of this Agreement and thereafter the Company receives the Parent Termination Fee pursuant to Section 5.06, the amount of such Parent Termination Fee shall be reduced by the aggregate amount of such payments made by Parent or Sub prior to paying the Parent Termination Fee in respect of any such breaches. The parties agree and understand that (w) in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, (x) in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion, (y) in no event shall Parent be entitled, pursuant to Section 5.06, to receive an amount greater than an amount equal to (A) the Company Termination Fee plus (B) any Collection Expenses, and (z) in no event shall the Company be entitled, pursuant to Section 5.06, to receive an amount greater than an amount equal to (A) the Parent Termination Fee plus (B) any Collection Expenses.

SECTION 7.03. Amendment. This Agreement may be amended by the parties hereto at any time before or after receipt of the Company Stockholder Approval; provided, however, that after such approval has been obtained, there shall be made no amendment that by Law requires further approval by the stockholders of the Company without such approval having been obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

SECTION 7.04. Extension; Waiver. At any time prior to the Effective Time, Parent, on behalf of itself and Sub, and the Company may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) to the extent permitted by Law, waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (c) subject to the proviso to the first sentence of Section 7.03 and to the extent permitted by Law, waive compliance with any of the agreements or conditions for its benefit contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE VIII

General Provisions

SECTION 8.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 8.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by email (provided no “error” message or other notification of non-delivery is generated), or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Parent or Sub, to:

Intercontinental Exchange, Inc.

5560 New Northside Drive

Atlanta, GA 30328

Attention: General Counsel

Email: legal-notices@theice.com

with a copy to (which shall not constitute notice):

Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022
Attention:	Rory B. O’Halloran
Cody L. Wright
Email:	Rory.OHalloran@Shearman.com
Cody.Wright@Shearman.com

if to the Company, to:

Black Knight, Inc.

601 Riverside Ave.

Jacksonville, FL 32204

Attention: Michael Gravelle, General Counsel

Tel: 702-323-7334

Email: Michael.Gravelle@bkfs.com

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz 51 W. 52nd Street New York, NY 10019
Attention:	Edward D. Herlihy
Jacob A. Kling
Email:	EDHerlihy@wlrk.com
JAKling@wlrk.com

SECTION 8.03. Definitions. For purposes of this Agreement:

(a) “Acceptable Confidentiality Agreement” means a customary confidentiality agreement containing terms no less favorable to the Company, in the aggregate, than those set forth in the Confidentiality Agreement, except that such confidentiality agreement will permit the sharing of information by the Company to Parent in accordance with Section 4.02 of this Agreement;

(b) an “Affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person; provided, that the parties hereto acknowledge and agree that none of Bakkt Holdings, Inc., a Delaware corporation, or any of its Subsidiaries is an Affiliate of Parent. For the purpose of this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities or other interests, by contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment, undertaking or otherwise;

(c) “Antitrust Laws” means the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914 and all other applicable Laws issued by a Governmental Entity in the United States that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition;

(d) “Average Parent Stock Price” means the average of the volume weighted averages of the trading prices, rounded to the nearest one tenth of a cent, of Parent Common Stock on the New York Stock Exchange (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the parties) on each of the ten (10) consecutive trading days ending on (and including) the trading day that is three (3) trading days prior to the date of the Effective Time, subject to appropriate adjustments for any Adjustment Event that occurs during such period;

(e) “Business Day” means any day other than a Saturday, Sunday, or other day on which banks are required or authorized to be closed in the City of New York;

(f) “CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (H.R. 748) and the rules and regulations promulgated thereunder, as amended.

(g) “Commonly Controlled Entity” means any person or entity that, together with the Company or any Subsidiary of the Company, is treated as a single employer under Section 414 of the Code;

(h) “Company Benefit Agreement” means any employment, consulting, bonus, incentive or deferred compensation, equity or equity-based compensation, severance, change in control, retention, termination, loan or other Contract between the Company or any of its Subsidiaries, on the one hand, and any current or former director, officer, employee or independent contractor (who is a natural person) of the Company or any of its Subsidiaries, on the other hand, other than, in each case, a Company Benefit Plan;

(i) “Company Benefit Plan” means any (i) pension plan (as defined in Section 3(2) of ERISA) or post-retirement or employment health or medical plan, program, policy or arrangement, (ii) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement, (iii) severance, change in control, retention or termination plan, program, policy or arrangement or (iv) other compensation or benefit plan, program, policy or arrangement, whether or not subject to ERISA, in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by the Company, any of its Subsidiaries or any other Commonly Controlled Entity (A) for the benefit of any current or former director, officer, employee or independent contractor (who is a natural person) of the Company or any of its Subsidiaries or (B) under which the Company or any Commonly Controlled Entity had or have any present or future liability, other than any (x) Company Benefit Agreement, (y) “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or (z) plan, program, policy or arrangement mandated by applicable Laws;

(j) “Company Credit Agreement” means that certain Second Amended and Restated Credit and Guaranty Agreement, dated as of March 10, 2021, among Black Knight InfoServ, LLC, as borrower, JPMorgan Chase Bank, N.A. as administrative agent, swing line lender and L/C issuer and the other parties thereto from time to time;

(k) “Company Disclosure Letter” means the letter dated as of the date of this Agreement delivered by the Company to Parent and Sub;

(l) “Company Notes” means the 3.625% Senior Notes due 2028 issued by Black Knight Infoserv, LLC pursuant to the Indenture, dated August 26, 2020, among Black Knight Infoserv, LLC, as the issuer, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee;

(m) “Company Termination Fee” means $398,000,000;

(n) “Debt Financing” means any third party debt financing arranged by Parent or Sub prior to the Closing for the purpose of financing Merger Transactions;

(o) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended;

(p) “Financing Entities” shall mean the entities that have committed to provide or otherwise entered into agreements to purchase, arrange or place the Debt Financing;

(q) “Financing Parties” shall mean the Financing Entities and their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, agents and Representatives and their respective successors and assigns; provided that neither Parent nor any Affiliate of Parent shall be a Financing Party;

(r) “Knowledge” means (i) with respect to the Company, the actual knowledge, of any of the persons set forth in Section 8.03(r) of the Company Disclosure Letter and (ii) with respect to Parent or Sub, the actual knowledge of any of the executives of Parent or Sub;

(s) “Material Adverse Effect” means any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate with all other changes, effects, events, occurrences, circumstances and states of fact, has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, other than any change, effect, event, occurrence, circumstance or state of facts relating to (i) the economy in general (including any such changes arising out of the Pandemic) (to the extent they have not had, or would not reasonably be expected to have, a disproportionate effect on the Company and its Subsidiaries relative to other companies in the same industry as the Company), (ii) the economic, business, industry or financial environment generally affecting the industry in which the Company operates, including the effects of the general economic environment, the state of the housing, mortgage and mortgage servicing markets and the Pandemic (to the extent they have not had, or would not reasonably be expected to have, a disproportionate effect on the Company and its Subsidiaries relative to other companies in the same industry as the Company), (iii) the securities, credit, financial or other capital markets generally in the United States or elsewhere in the world, including changes in interest rates (including any such changes arising out of the Pandemic), (iv) any change in the Company’s stock price or trading volume or any failure, in and of itself, to meet internal or published projections, forecasts or estimates in respect of revenues, earnings, cash flow or other financial or operating metrics for any period (provided, that the facts or causes underlying or contributing to such change or failure may be considered in determining whether a Material Adverse Effect has occurred unless otherwise excluded pursuant to any of the other clauses of this definition), (v)

changes following the date hereof in Law, legislative or political conditions or policy or practices of any Governmental Entity (including the Pandemic Measures) (to the extent they have not had, or would not reasonably be expected to have, a disproportionate effect on the Company and its Subsidiaries relative to other companies in the same industry as the Company), (vi) changes following the date of hereof in applicable accounting regulations or principles or interpretations thereof, (vii) any effects arising from any pending litigation, regulatory or enforcement proceeding, investigations or similar matters disclosed in Section 3.01(h) of the Company Disclosure Letter, in either case including the outcome or settlement of any of the foregoing that is not prohibited by the terms of this Agreement (including judgments, orders, rulings, injunctions, monetary penalties, remedial action or any other action of any Governmental Entity arising from any of the foregoing or the allegations contained in any of the foregoing), (viii) an act of terrorism or an outbreak or escalation of hostilities or war (whether declared or not declared) or any natural disasters or any national or international calamity or crisis or any outbreak of any disease or other public health event (including the Pandemic) (to the extent they have not had, or would not reasonably be expected to have, a disproportionate effect on the Company and its Subsidiaries relative to other companies in the same industry as the Company), (ix) the announcement or pendency of this Agreement or the Transactions or the consummation of the Transactions (including any loss of customers, suppliers, employees or other commercial relationships or any action taken or requirements imposed by any Governmental Entity in connection with the Transactions) (provided, that this clause (ix) shall not apply to Section 3.01(d)(ii)) or (x) actions (or omissions) of the Company and its Subsidiaries taken (or not taken) with the consent of Parent or as required to comply with the terms of this Agreement;

(t) “Merger Transactions” means, collectively, the transactions contemplated by this Agreement, including the Merger, but excluding the Debt Financing;

(u) “Pandemic” means any outbreaks, epidemics or pandemics relating to SARS-CoV-2 or COVID-19, or any evolutions, strains or mutations thereof, or any other viruses (including influenza), and the governmental and other responses thereto;

(v) “Pandemic Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or other laws, directives, policies, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to the Pandemic;

(w) “Parent Disclosure Letter” means the letter dated as of the date of this Agreement delivered by Parent to the Company;

(x) “Parent Material Adverse Effect” means any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate with all other changes, effects, events, occurrences, circumstances and states of fact, has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole, other than any change, effect, event, occurrence, circumstance or state of facts relating to (i) the economy in general (including any such changes arising out of the Pandemic) (to the extent they have not had, or would not reasonably be expected to have, a disproportionate effect on Parent and its Subsidiaries relative to other companies in the same industry as Parent), (ii) the economic, business, industry or financial environment generally affecting the industry in which Parent operates, including the effects of the general economic environment, the state of the housing, mortgage and mortgage servicing markets and the Pandemic (to the extent they have not had, or would not reasonably be expected to have, a disproportionate effect on Parent and its Subsidiaries relative to other companies in the same industry as Parent), (iii) the securities, credit, financial or other capital markets generally in the United States or elsewhere in the world, including changes in interest rates (including any such changes arising out of the Pandemic), (iv) any change in Parent’s stock price or trading volume or any failure, in and of itself, to meet internal or published projections, forecasts or estimates in respect of revenues, earnings, cash flow or other financial or operating metrics for any period (provided, that the facts or causes underlying or contributing to such change or failure may be considered in determining whether a Parent Material Adverse

Effect has occurred unless otherwise excluded pursuant to any of the other clauses of this definition), (v) changes following the date hereof in Law, legislative or political conditions or policy or practices of any Governmental Entity (including the Pandemic Measures) (to the extent they have not had, or would not reasonably be expected to have, a disproportionate effect on Parent and its Subsidiaries relative to other companies in the same industry as Parent), (vi) changes following the date of hereof in applicable accounting regulations or principles or interpretations thereof, (vii) any effects arising from any pending litigation, regulatory or enforcement proceeding, investigations or similar matters disclosed in Section 3.02(j) of the Parent Disclosure Letter, in either case including the outcome or settlement of any of the foregoing (including judgments, orders, rulings, injunctions, monetary penalties, remedial action or any other action of any Governmental Entity arising from any of the foregoing or the allegations contained in any of the foregoing), (viii) an act of terrorism or an outbreak or escalation of hostilities or war (whether declared or not declared) or any natural disasters or any national or international calamity or crisis or any outbreak of any disease or other public health event (including the Pandemic) (to the extent they have not had, or would not reasonably be expected to have, a disproportionate effect on Parent and its Subsidiaries relative to other companies in the same industry as Parent), (ix) the announcement or pendency of this Agreement or the Transactions or the consummation of the Transactions (including any loss of customers, suppliers, employees or other commercial relationships or any action taken or requirements imposed by any Governmental Entity in connection with the Transactions) (provided, that this clause (ix) shall not apply to Section 3.02(c)(ii)) or (x) actions (or omissions) of Parent and its Subsidiaries taken (or not taken) with the consent of the Company or as required to comply with the terms of this Agreement;

(y) “Parent Stock Plans” means the Parent 2018 Employee Stock Purchase Plan, 2017 Omnibus Employee Incentive Plan, 2013 Omnibus Employee Incentive Plan, 2013 Omnibus Non-Employee Director Incentive Plan, 2009 Omnibus Incentive Plan and 2003 Restricted Stock Deferral Plan for Outside Directors;

(z) “Parent Termination Fee” means $725,000,000;

(aa) “person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity;

(bb) “Representative” means, with respect to any person, the directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives of such person;

(cc) “Specified Proceedings” means any and all of the claims, investigations, proceedings and litigation matters set forth on Schedule 8.03(cc).

(dd) a “Subsidiary” of any person means another person, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first person; provided, that the parties hereto acknowledge and agree that none of Bakkt Holdings, Inc., a Delaware corporation, or any of its Subsidiaries is a Subsidiary of Parent;

(ee) “Tax Matters Agreement” means the tax matters agreement entered into by and among Fidelity National Financial, Inc., New BKH Corp., and Black Knight Holdco Corp. dated June 8, 2017; and

(ff) “Transactions” means the transactions contemplated by this Agreement, including the Merger and the Debt Financing.

SECTION 8.04. Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section or Exhibit, such reference shall be to an Article or a Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(b) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive.

(c) When a reference is made in this Agreement or the Company Disclosure Letter or Parent Disclosure Letter to information or documents being provided, made available or disclosed to Parent or its Affiliates or the Company or its Affiliates, as applicable, such information or documents shall include any information or documents (i) included in the Company Filed SEC Documents or Parent Filed SEC Documents, as applicable, or (ii) otherwise provided in writing (including electronically) to Parent or its Affiliates or the Company or its Affiliates, as applicable, at least two (2) days before the date of this Agreement.

(d) All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms.

(e) Any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes.

(f) References to a person are also to its permitted successors and permitted assigns.

(g) When a reference is made in this Agreement to a “holder” of shares of Company Common Stock, such reference is to a holder of record of shares of Company Common Stock unless otherwise expressly provided.

(h) The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(i) For purposes of this Agreement, the terms “ordinary course” and “ordinary course consistent with past practice” with respect to either party, shall take into account the commercially reasonable actions taken by such party and its Subsidiaries in response to the Pandemic and the Pandemic Measures.

SECTION 8.05. Consents and Approvals. For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing (including by electronic mail).

SECTION 8.06. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

SECTION 8.07. Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein express or implied shall give or be construed to give any person, other than the parties hereto and such assigns, any legal or equitable rights hereunder, other than in respect of the rights of each indemnified party set forth in Section 5.05. Notwithstanding the immediately preceding sentence, following the Effective Time, the provisions of Article II relating to the payment of the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.01(c) and/or Section 2.02(j), cash in lieu of any fractional shares payable pursuant to Section 2.02(i), Company Restricted Stock Award Consideration,

Converted Restricted Stock Awards and Company RSU Award Consideration and the payments in respect of Matching Credits shall be enforceable by holders of Company Common Stock, Company Restricted Stock Awards and Company RSU Awards and participants in the Company ESPP at, or immediately prior to, the Effective Time as provided therein.

SECTION 8.08. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS AND JUDICIAL DECISIONS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS EXECUTED AND PERFORMED ENTIRELY WITHIN SUCH STATE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

SECTION 8.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns. Any attempted assignment in violation of this Section 8.09 shall be null and void.

SECTION 8.10. Specific Enforcement; Consent to Jurisdiction.

(a) The parties hereto agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor and that the right of specific enforcement is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. It is accordingly agreed that the Company and Parent shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement without proof of actual damages. The parties hereto further agree not to assert that a remedy of specific enforcement by the Company or Parent is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the Company or Parent otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that neither the Company nor Parent seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.10 shall be required to provide any bond or other security in connection with any such order or injunction.

(b) Each of the parties hereto agrees that it will bring any suit, action or other proceeding arising out of or relating to this Agreement or the Transactions exclusively in (i) the Court of Chancery of the State of Delaware or (ii) only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, the United States District Court located in the State of Delaware or, only if such court declines to accept jurisdiction over a particular matter, any state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”) and irrevocably submits to the exclusive jurisdiction of the Chosen Courts for the purposes of any suit, action or other proceeding arising out of or relating to this Agreement or the Transactions. Each of the parties hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of or relating to this Agreement or the Transactions in the Chosen Courts and waives any claim that such suit or proceeding has been brought in an inconvenient forum. Each of the parties hereto agrees that a final and unappealable judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment in any jurisdiction within or outside the United States or in any other manner provided in Law or in equity.

SECTION 8.11. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR

INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.11.

SECTION 8.12. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

SECTION 8.13. Financing Parties. Notwithstanding anything in this Agreement to the contrary, the Company on behalf of itself, its Subsidiaries and each of their respective controlled Affiliates hereby: (a) agrees that any suit, action, claim, arbitration, mediation or proceeding (a “Proceeding”), whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such court, (b) agrees that any such Proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement or other applicable definitive document relating to the Debt Financing, (c) agrees not to bring or support or permit any of its Subsidiaries or their respective controlled Affiliates to bring or support any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Party in any way arising out of or relating to, this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon the Company, its Subsidiaries or its controlled Affiliates in any such Proceeding or proceeding shall be effective if notice is given in accordance with Section 8.02, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any Proceeding brought against the Financing Parties in any way arising out of or relating to, this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) agrees that none of the Financing Parties will have any liability to the Company or any of its Subsidiaries or any of their respective Affiliates or any of their respective former, current or future partners, stockholders, managers, members or Representatives relating to or arising out of this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, provided that nothing in this Section 8.13 shall limit the rights of Parent, Sub or their respective Subsidiaries under any debt commitment letter or the definitive agreements executed and delivered in connection with any Debt Financing to the extent Parent, Sub or their respective Subsidiaries are party thereto, and (h) agrees that the Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions of this Section 8.13, and that such provisions and the definitions of “Financing Entities” and “Financing Parties” shall not be amended or waived in any way adverse to the Financing Parties without the prior written consent of the Financing Entities.

IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

INTERCONTINENTAL EXCHANGE, INC.

By	/s/ Benjamin R. Jackson
Name: Benjamin R. Jackson
Title: President

[Signature page to Agreement and Plan of Merger]

SAND MERGER SUB CORPORATION

by	/s/ Andrew Surdykowski
Name: Andrew Surdykowski
Title: President

[Signature page to Agreement and Plan of Merger]

BLACK KNIGHT, INC.

By	/s/ Anthony M. Jabbour
Name: Anthony M. Jabbour
Title: Chairman and Chief Executive Officer

[Signature page to Agreement and Plan of Merger]

ANNEX I

Index of Defined Terms

Acceptable Confidentiality Agreement	Section 8.03(a)
Acquisition Agreement	Section 4.02(g)
Adjustment Event	Section 2.01(e)
Adverse Recommendation Change	Section 4.02(g)
Affiliate	Section 8.03(b)
Agreement	Preamble
Annual Amount	Section 5.05(c)
Antitrust Laws	Section 8.03(c)
Appraisal Shares	Section 2.01(d)
Authorizations	Section 3.01(j)
Average Parent Stock Price	Section 8.03(d)
Book Entry Share	Section 2.01(c)(ii)
Business Day	Section 8.03(e)
CARES Act	Section 8.03(f)
Cash Component	Section 2.01(c)(i)(D)(1)
Cash Conversion Number	Section 2.01(f)(i)
Cash Election	Section 2.01(g)(i)
Cash Election Shares	Section 2.01(c)(i)(B)
Certificate	Section 2.01(c)(ii)
Certificate of Merger	Section 1.03
Chosen Courts	Section 8.10(b)
Claim	Section 5.05(b)
Closing	Section 1.02
Closing Date	Section 1.02
Code	Section 2.02(h)
Collection Expenses	Section 5.06(e)
Commonly Controlled Entity	Section 8.03(g)
Company	Preamble
Company Benefit Agreement	Section 8.03(h)
Company Benefit Plan	Section 8.03(i)
Company Bylaws	Section 3.01(a)
Company Certificate of Incorporation	Section 3.01(a)
Company Common Stock	Section 2.01(b)
Company Credit Agreement	Section 8.03(j)
Company Disclosure Letter	Section 8.03(k)
Company Employees	Section 5.04(a)
Company ESPP	Section 2.03(b)
Company Filed SEC Documents	Section 3.01
Company Insurance Policies	Section 3.01(r)
Company Notes	Section 8.03(l)
Company Preferred Stock	Section 3.01(c)
Company Recommendation	Section 3.01(d)(i)
Company Regulatory Agreement	Section 3.01(h)
Company Restricted Stock Award	Section 2.03(a)(i)
Company Restricted Stock Award Consideration	Section 2.03(a)(i)
Company RSU Award	Section 2.03(a)(iii)
Company RSU Award Consideration	Section 2.03(a)(iii)
Company Stock Plan	Section 2.03(a)(i)
Company Stockholder Approval	Section 3.01(s)

Company Stockholders’ Meeting	Section 5.01(a)
Company Termination Fee	Section 8.03(m)
Confidentiality Agreement	Section 5.02
Contract	Section 3.01(d)(ii)
Converted Restricted Stock Award	Section 2.03(a)(ii)
D&O Tail Premium Cap	Section 5.05(c)
Debt Financing	Section 8.03(n)
Debt Offer	Section 5.09(b)
Debt Offers	Section 5.09(b)
DGCL	Section 1.01
Effective Time	Section 1.03
Election	Section 2.01(g)(i)
Election Deadline	Section 2.01(g)(iii)
Election Form	Section 2.01(g)(i)
Election Form Record Date	Section 2.01(g)(i)
Environmental Law	Section 3.01(q)(ii)
ERISA	Section 8.03(o)
Exchange Act	Section 3.01(d)(ii)
Exchange Agency Agreement	Section 2.02(a)
Exchange Agent	Section 2.02(a)
Exchange Fund	Section 2.02(a)
Exchange Ratio	Section 2.01(c)(i)(D)(2)
Excluded Shares	Section 2.01(b)
Financing Entities	Section 8.03(p)
Financing Parties	Section 8.03(q)
Form S-4	Section 5.01(a)
GAAP	Section 3.01(e)(ii)
Governmental Entity	Section 3.01(d)(ii)
Hazardous Materials	Section 3.01(q)(iii)
HSR Act	Section 3.01(d)(ii)
Indebtedness	Section 4.01(a)(ix)
Indemnified Party	Section 5.05(b)
Intellectual Property	Section 3.01(o)(vii)
Intervening Event	Section 4.02(h)
IT Assets	Section 3.01(o)(viii)
Knowledge	Section 8.03(r)
Law	Section 3.01(d)(ii)
Leased Real Property	Section 3.01(n)(ii)
Liens	Section 3.01(b)
Mailing Date	Section 2.01(g)(i)
Material Adverse Effect	Section 8.03(s)
Material Customer	Section 3.01(i)(v)
Material Intellectual Property	Section 3.01(o)(i)
Merger	Recitals
Merger Consideration	Section 2.01(c)(i)
Merger Transactions	Section 8.03(t)
Non-Election Shares	Section 2.01(c)(i)(C)
Notice of Adverse Recommendation	Section 4.02(g)

Notice of Superior Proposal	Section 4.02(g)
Open Source	Section 3.01(o)(v)
Outside Date	Section 7.01(b)(i)
Owned Real Property	Section 3.01(n)(i)
Pandemic	Section 8.03(u)
Pandemic Measures	Section 8.03(v)
Parent	Preamble
Parent 401(k) Plan	Section 3.02(b)
Parent Bylaws	Section 3.02(a)
Parent Certificate of Incorporation	Section 3.02(a)
Parent Common Stock	Section 2.01(c)(i)(A)
Parent Disclosure Letter	Section 8.03(w)
Parent ESPP	Section 3.02(b)
Parent Expenses	Section 5.06(d)
Parent Filed SEC Documents	Section 3.02
Parent Material Adverse Effect	Section 8.03(x)
Parent Option Awards	Section 3.02(b)
Parent Preferred Stock	Section 3.02(b)
Parent SEC Documents	Section 3.02(d)(i)
Parent Share Issuance	Section 3.02(c)(i)
Parent Stock Plans	Section 8.03(y)
Parent Termination Fee	Section 8.03(z)
Per Share Cash Consideration	Section 2.01(c)(i)(D)(3)
Per Share Stock Consideration	Section 2.01(c)(i)(A)
Permitted Liens	Section 3.01(n)(iii)
person	Section 8.03(aa)
Personal Data	Section 3.01(p)(iii)
Proceeding	Section 8.13
Proxy Statement	Section 5.01(a)
Real Property Leases	Section 3.01(n)(ii)
Remedial Action	Section 5.03(g)
Representative	Section 8.03(bb)
Restraints	Section 6.01(c)
Sarbanes-Oxley Act	Section 3.01(e)(iii)
SEC	Section 3.01
SEC Documents	Section 3.01(e)(i)
Second Request	Section 5.03(a)
Section 262	Section 2.01(d)
Securities Act	Section 3.01(d)(ii)
Share Ratio	Section 2.01(c)(i)(D)(4)
Shortfall Number	Section 2.01(f)(ii)(B)
Software	Section 3.01(o)(x)
Solvent	Section 3.02(n)
Specified Contract	Section 3.01(i)
Specified Date	Section 7.01(b)(i)
Specified Proceedings	Section 8.03(cc)
Stock Election	Section 2.01(g)(i)
Stock Election Shares	Section 2.01(c)(i)(A)

Sub	Preamble
Subsidiary	Section 8.03(dd)
Superior Proposal	Section 4.02(e)
Surviving Corporation	Section 1.01
Takeover Proposal	Section 4.02(a)
Tax Matters Agreement	Section 8.03(ee)
tax return	Section 3.01(m)(xviii)
taxes	Section 3.01(m)(xviii)
Technology	Section 3.01(o)(ix)
Total Cash Election Number	Section 2.01(f)(ii)(A)
Transactions	Section 8.03(ff)
Voting Company Debt	Section 3.01(c)
Voting Parent Debt	Section 3.02(b)
Willful Breach	Section 7.02(a)

Annex B

May 4, 2022

The Board of Directors

Black Knight, Inc.

601 Riverside Avenue

Jacksonville, Florida 32204

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.0001 per share (the “Company Common Stock”), of Black Knight, Inc. (the “Company”) of the consideration to be paid to such holders in the proposed acquisition (the “Transaction”) of the Company by Intercontinental Exchange, Inc. (the “Acquiror”). Pursuant to the Agreement and Plan of Merger, dated as of May 4, 2022 (the “Agreement”), among the Company, the Acquiror and its subsidiary, Sand Merger Sub Corporation (the “Merger Sub”), Merger Sub will be merged with and into the Company, with the Company surviving as a wholly-owned subsidiary of the Acquiror, and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Acquiror, the Company or their respective subsidiaries (for the avoidance of doubt, other than shares of Company Common Stock with respect to the Company ESPP (as defined in the Agreement)) and Appraisal Shares (as defined in the Agreement), will be converted into the right to receive, at the election of the holder, (1) an amount in cash equal to the sum, rounded to the nearest one tenth of a cent, of (x) $68.00 plus (y) the product, rounded to the nearest one tenth of a cent, of 0.1440 multiplied by the Average Parent Stock Price (as defined in the Agreement) (the “Per Share Cash Consideration”) or (2) a number of shares of the Acquiror’s common stock, par value $0.01 per share (the “Acquiror Common Stock”) as is equal to the quotient, rounded to the nearest one ten thousandth, of (x) the Per Share Cash Consideration divided by (y) the Average Parent Stock Price (the “Per Share Stock Consideration”) (such Per Share Cash Consideration and Per Share Cash Stock Consideration, taken in the aggregate, the “Aggregate Consideration”). The Aggregate Consideration will be subject to certain proration procedures based on the number of shares for which the per share cash consideration or the per share stock consideration is elected as set forth in the Agreement. We express no view or opinion as to such proration procedures.

In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, the effects of the Transaction on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for

us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company, the Acquiror and Merger Sub in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Acquiror or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Aggregate Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration to be paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Aggregate Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Acquiror Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and the Acquiror, for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger for the Company on a credit facility in March 2021; co-lead underwriter for the Company on an offering of debt securities in August 2020; co-lead underwriter for the Company on an offering of debt securities in June 2020; financial advisor to the Company in February 2022; joint bookrunner and joint lead arranger for the Acquiror on a credit facility in September 2021; joint bookrunning manager for the Acquiror on an offering of debt securities in May 2020; and co-lead underwriter for the Acquiror on an offering of debt securities in August 2020. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company, for which it receives customary compensation or other financial benefits. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Acquiror. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Aggregate Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter, including whether any shareholder should elect to receive the per share cash consideration or the per share stock consideration or to make no election in the Transaction. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. MORGAN SECURITIES LLC

J.P. MORGAN SECURITIES LLC

Annex C

§ 262. Appraisal rights [For application of this section, see § 17; 82 Del. Laws, c. 45, § 23; and 82 Del. Laws, c. 256, § 24].

(a)

Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)

Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)

Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)	[Repealed.]

(c)

Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)

If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)

Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)

Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)

At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)

After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)

The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)

The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)

From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)

The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Section 145 of the DGCL permits a corporation to indemnify its directors and officers against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties. The directors or officers must have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, an action only by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation. No indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant officers or directors are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability. Section 10.6 of ICE’s bylaws provides for indemnification by ICE of its directors, senior officers and employees to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its charter that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for payments of unlawful dividends or unlawful stock purchases or redemptions, or (4) for any transaction from which the director derived an improper personal benefit. ICE’s certificate of incorporation provides for such limitation of liability.

ICE maintains standard policies of insurance under which coverage is provided (1) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to ICE with respect to payments which may be made by it to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

Item 21.	Exhibits and Financial Statement Schedules

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of May 4, 2022, by and among Intercontinental Exchange, Inc., Sand Merger Sub Corporation and Black Knight, Inc. (included as Annex A to the proxy statement/prospectus, which forms part of this registration statement on Form S-4).

3.1	Fifth Amended and Restated Certificate of Incorporation of Intercontinental Exchange, Inc. effective October 30, 2019 (incorporated by reference to Exhibit 3.2 to Intercontinental Exchange, Inc.’s Current Report on Form 8-K filed with the SEC on October 31, 2019).

3.2	Eighth Amended and Restated Bylaws of Intercontinental Exchange, Inc. effective May 25, 2017 (incorporated by reference to Exhibit 3.2 to Intercontinental Exchange, Inc.’s Current Report on Form 8-K filed with the SEC on May 26, 2017).

5.1	Opinion of Shearman & Sterling LLP regarding the validity of the securities being registered.*

21.1	Subsidiaries of Intercontinental Exchange, Inc. (incorporated by reference to Exhibit 21.1 to the Annual Report on Form 10-K filed on February 3, 2022).

23.1	Consent of Ernst & Young LLP with respect to Intercontinental Exchange, Inc.

Exhibit No.	Description

23.2	Consent of KPMG LLP with respect to Black Knight, Inc.

23.3	Consent of Shearman & Sterling LLP (included in Exhibit 5.1 hereto).*

24.1	Power of Attorney.*

99.1	Form of Black Knight Proxy Card.

99.2	Consent of J.P. Morgan Securities LLC.

107	Filing Fee Table.*

*	Previously filed.

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.

to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table filed as an exhibit to the registration statement; and

iii.

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

5.

That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

7.

That every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

8.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

9.

To respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

10.

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on August 15, 2022.

INTERCONTINENTAL EXCHANGE, INC.

By:	/s/ A. Warren Gardiner
Name: A. Warren Gardiner
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Jeffrey C. Sprecher	Chair of the Board and Chief Executive Officer (principal executive officer)	August 15, 2022

/s/ A. Warren Gardiner A. Warren Gardiner	Chief Financial Officer (principal financial officer)	August 15, 2022

* James W. Namkung	Chief Accounting Officer and Corporate Controller (principal accounting officer)	August 15, 2022

* Sharon Y. Bowen	Director	August 15, 2022

* Shantella E. Cooper	Director	August 15, 2022

* Duriya M. Farooqui	Director	August 15, 2022

* The Rt. Hon. the Lord Hague of Richmond	Director	August 15, 2022

* Mark F. Mulhern	Director	August 15, 2022

* Thomas E. Noonan	Director	August 15, 2022

* Caroline L. Silver	Director	August 15, 2022

Signature	Title	Date

* Judith A. Sprieser	Director	August 15, 2022

* Martha A. Tirinnanzi	Director	August 15, 2022

*             A. Warren Gardiner, by signing his name hereto, does hereby sign this registration statement on behalf of the directors of the registrant above in front of whose name asterisks appear, pursuant to powers of attorney duly executed by such directors and filed with the SEC.

By:	/s/ A. Warren Gardiner
A. Warren Gardiner
Attorney-in-Fact